
04046253

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Liberty Group Limited

*CURRENT ADDRESS Liberty Center
Ameshoff Street
Braamfontein, Johannesburg 2001
South Africa

**FORMER NAME

**NEW ADDRESS


PROCESSED
NOV 24 2004
THOMSON
FINANCIAL

FILE NO. 82- 3924 FISCAL YEAR

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 11/23/04

LGL: LIBERTY GROUP LIMITED - SANCTIONING OF THE... 26/10/2004 03:25:03 PM

LIBERTY GROUP LIMITED - SANCTIONING OF THE SCHEME OF ARRANGEMENT
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")
SANCTIONING OF THE SCHEME OF ARRANGEMENT
Liberty Life shareholders ('shareholders") are referred to the announcements dated 15 July 2004, 10 September 2004, 6 October 2004 and 15 October 2004 and to the circular to shareholders dated 10 September 2004 ("the Circular") relating to Liberty Life's proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings and are advised that the scheme of arrangement in terms of the Companies Act, 1973 (Act 61 of 1973), as amended, between Liberty Life, Liberty Life's four wholly-owned subsidiaries and shareholders ("the scheme") was sanctioned by the High Court of South Africa (Witwatersrand Local Division) today, being Tuesday, 26 October 2004.
The remaining condition precedent is that a certified copy of the Order of Court sanctioning the scheme be registered by the Registrar of Companies ("Registrar"). It is expected that a certified copy of the Order of Court will be lodged with the Registrar on Wednesday, 27 October 2004 and registered by the Registrar on Friday, 29 October 2004.
The scheme will be implemented according to the timetable contained in the Circular and the announcements dated 10 September 2004 and 15 October 2004.
Shareholders are reminded that the last day to trade to participate in the scheme will be Friday, 29 October 2004 and the operative date of the scheme will be Monday, 8 November 2004.
Johannesburg
26 October 2004
Investment bank and sponsor
Standard Bank
Independent financial adviser
JPMorgan
Lead sponsor
Merrill Lynch
Attorneys
Werksmans
Independent reporting accountants
PricewaterhouseCoopers
Date: 26/10/2004 03:25:06 PM Produced by the JSE SENS Department

LGL: Liberty Group Limited - RESULTS OF THE GEN... 15/10/2004 02:20:23 PM

Liberty Group Limited - RESULTS OF THE GENERAL MEETING AND THE SCHEME MEETING
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")

RESULTS OF THE GENERAL MEETING AND THE SCHEME MEETING

1. INTRODUCTION

Liberty Life shareholders ('shareholders") are referred to the announcements dated 15 July 2004, 10 September 2004 and 6 October 2004 and the circular to shareholders dated 10 September 2004 ("the Circular") relating to Liberty Life's proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings ("black partners") and are advised that:

1.1 At the general meeting held today, Friday, 15 October 2004, the following resolutions were passed:

1.1.1 the special resolution required in accordance with the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") for the acquisition by Liberty Life's four empowerment subsidiaries ("empowerment subsidiaries"), in terms of section 89 of the Companies Act No 61 of 1973, as amended ("the Companies Act"), of Liberty Life shares in terms of the scheme;

1.1.2 the ordinary resolutions:

1.1.2.1 approving the disposal by Liberty Life of the ordinary shares held by it in the empowerment subsidiaries to the black partners;

1.1.2.2 approving the donation by Lexshell 615 (Proprietary) Limited of 100 Liberty Life shares to each agent of Liberty Life for the purposes of the general staff scheme described in the Circular;

1.1.2.3 amending the terms of the Liberty Life Association of Africa Limited Share Trust, which authorises the sale of Liberty Life shares held by that trust for the purposes of the general staff scheme described in the Circular; and

1.1.2.4 authorising the directors of Liberty Life to do all such things as may be necessary to give effect to the special resolution and ordinary resolutions mentioned above.

1.2 The scheme of arrangement in terms of section 311 of the Companies Act, between Liberty Life, the empowerment subsidiaries and Liberty Life's shareholders ("the scheme") for the acquisition by the empowerment subsidiaries has been approved by the requisite majority of votes at the scheme meeting held today, Friday, 15 October 2004. Scheme members present in person or represented by proxy holding 247 603 521 Liberty Life shares voted in favour of the scheme, which votes represent 99.75% of the total number of votes exercised by the scheme members present either in person or represented by proxy at the scheme meeting.

1.3 The special resolution referred to in paragraph 1.1.1 above will be lodged with the Registrar of Companies for registration. If the special resolution is registered by the Registrar of Companies, application will be made to the High Court of South Africa (Witwatersrand Local Division) ("the Court"), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, to sanction the scheme on Tuesday, 26 October 2004 at 10:00 or as soon thereafter as Counsel may be heard.

2. PARTICIPATION BY BLACK NON-EXECUTIVE DIRECTORS

As would be expected with a transaction of this significance, Liberty Life has had welcome communication with shareholders, analysts and other interested parties on its proposed black ownership initiative. One of the elements of the discussions related to the voting mechanism for the intended participation of black non-executive directors in the black ownership initiative. Black non-executive directors are defined in the Circular as "current and future black non executive directors on the board of Liberty Life that are not involved in the day-to-day management of Safika Holdings (Proprietary) Limited or Shanduka Group (Proprietary) Limited". In the interests of improving corporate governance, Liberty Life undertakes that the eventual participation of the current black non executive directors in the black ownership initiative will be subject to an

additional approval of shareholders in a further general meeting. This process will be consistently applied to any future black non-executive directors participating in the initiative.

3. IMPORTANT DATES AND TIMES

	2004
Court hearing to sanction the proposed scheme at 10:00, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade "ex" the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to be scheme participants and so become entitled to receive the scheme consideration, at 17:00, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within five days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the Central Securities Depository Participant or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
3. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

4. CONDITION PRECEDENT

If the Court sanctions the scheme, the only remaining condition precedent to which the scheme will be subject, will be the registration of the Order of Court sanctioning the scheme by the Registrar of Companies.

5. CHAIRPERSON"S REPORT

Copies of the Chairperson's report to the Court on the scheme meeting will be available to any shareholder on request, free of charge, from Monday, 18 October 2004 until Tuesday, 26 October 2004 during normal business hours at the registered office of Liberty Life, 1 Ameshoff Street, Braamfontein.

6. FURTHER ANNOUNCEMENT

A further announcement regarding the outcome of the application to the Court will be made to shareholders in due course.

Johannesburg
15 October 2004

Investment bank and sponsor
Standard Bank

Independent financial adviser
JP Morgan

Lead sponsor
Merrill Lynch

Attorneys
Werksmans

Independent reporting accountants
PricewaterhouseCoopers

Date: 15/10/2004 02:20:31 PM Produced by the JSE SENS Department

LGL: LIBERTY GROUP LIMITED - INCREASE IN ISSUED... 05/10/2004 12:20:55 PM

LIBERTY GROUP LIMITED - INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Alpha Code: LGL
Issuer Code: LIBU
ISIN No. : ZAE000024543
INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
Notification is hereby given that Liberty Group Limited has issued 745 179 new ordinary shares of 10 cents each pursuant to the implementation of share options on 30 September 2004 in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 5 October 2004.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the above issue is 276 592 907 shares of 10 cents each.
Johannesburg
5 October 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 05/10/2004 12:20:57 PM Produced by the JSE SENS Department

LGL: Liberty Group Limited - Dealing in securit... 04/10/2004 02:55:08 PM

Liberty Group Limited - Dealing in securities by directors of listed companies
Liberty Group Limited
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
Share Code: LGL
ISIN Code: ZAE000024543
Dealing in securities by directors of listed companies
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of director:	H I Appelbaum
Name of company:	Liberty Group Limited
Date:	30 September 2004
Strike price and number of options:	7500 @ R36,44 per share 3704 @ R37,00 per share
Number of options implemented:	11204
Total value of securities at strike price:	R410 348,00
Class of securities:	Ordinary shares
Periods of exercise and/or vesting:	Options granted: 10 September 1998 @ R36,44 28 September 1999 @R37,00 Options exercised: 30 September 2004
Nature of transaction:	Exercise of share options
Nature and extent of director's interest:	Direct Beneficial

Johannesburg
1 October 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 04/10/2004 02:55:14 PM Produced by the JSE SENS Department

LGL: LIBERTY GROUP LIMITED - REDEMPTION OF LIB... 30/09/2004 05:10:06 PM

LIBERTY GROUP LIMITED - REDEMPTION OF LIBLIFE INTERNATIONAL B.V. - CONVERTIBL BONDS 2004

LIBERTY GROUP LIMITED
(Registration number 1957/002788/06)
(Incorporated in the Republic of South Africa)
("the company")
Share Code: LGL
ISIN Code: ZAE000024543

REDEMPTION OF LIBLIFE INTERNATIONAL B.V. - CONVERTIBLE BONDS 2004

Shareholders of Liberty Group Limited are advised that on 30 September 2004 the company effected the redemption of all outstanding convertible bonds to the value of US$238 515 000 issued by its wholly-owned subsidiary, LibLife International B.V., pursuant to the terms of issue of the bonds in 1994.

Johannesburg
30 September 2004
Sponsor
Merrill Lynch
Date: 30/09/2004 05:10:07 PM Produced by the JSE SENS Department

Release Date: 10/09/2004 15:55:31

Liberty Group Limited - Further Details In Respect Of The Proposed Introduction

Of Direct Black Share Ownership To Liberty Life

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life")

FURTHER DETAILS IN RESPECT OF THE PROPOSED INTRODUCTION OF DIRECT BLACK SHARE OWNERSHIP TO LIBERTY LIFE

1. INTRODUCTION

Liberty Life shareholders are referred to the announcement of 15 July 2004 relating to Liberty Life's proposal to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings ("the black ownership initiative"). The participants of the black ownership initiative comprise:

* black strategic partners, being Safika Holdings (Proprietary) Limited and Shanduka Group (Proprietary) Limited (formerly known as Millennium Consolidated Investments (Proprietary) Limited);
* a black managers' trust formed for the benefit of current, as well as future, black managers of Liberty Life and its subsidiaries and black non-executive directors of Liberty Life ("the black managers' trust"); and
* a community trust formed for the benefit of community, regional and educational empowerment groupings,

(referred to as "the black partners").

Liberty Life has also proposed a general staff scheme ("the general staff scheme") in terms of which approximately 4 600 employees and agents of Liberty Life based in South Africa, (excluding the black managers who will participate in the black ownership initiative and white managers that participate in the existing share incentive scheme) ("qualifying staff"), will be awarded 100 Liberty Life ordinary shares ("Liberty Life shares") each, at no cost to them, which will be held by an employee trust ("the general staff scheme trust").

To facilitate the implementation of the black ownership initiative and the general staff scheme Liberty Life:

* has established four wholly-owned subsidiaries (collectively, "the empowerment subsidiaries"), whose sole purpose is to acquire and own Liberty

Life shares;
* will propose a scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), between Liberty Life and its shareholders ("the scheme") for the acquisition by the empowerment subsidiaries, in terms of section 89 of the Companies Act, of a total of approximately 25.8 million Liberty Life shares on a pro rata basis (the repurchase ratio being 9.35 Liberty Life shares for every 100 Liberty Life shares already held) from shareholders of Liberty Life for an ex-dividend consideration of 4850 cents per Liberty Life share ("the scheme consideration");
* will, upon the scheme becoming operative, subscribe for preference shares with a 20 year term in the capital of each of the empowerment subsidiaries at a total subscription price of approximately R1.3 billion; and
* will, after the implementation of the scheme, dispose of the ordinary shares in the empowerment subsidiaries to the black partners ("the subsidiary disposals").

The price of 4850 cents per Liberty Life share discussed above represents a discount of 4.9% to the Liberty Life closing share price on Friday, 9 July 2004 of 5100 cents. After taking into account the interim dividend to be paid to Liberty Life shareholders on 13 September 2004 of 162 cents per Liberty Life share, the effective discount to the Liberty Life closing share price on Friday, 9 July 2004 is 1.78%.

This announcement sets out additional details relating to:
* the important dates and times relating to the scheme;
* the pro forma financial effects of the black ownership initiative and the general staff scheme based on the unaudited interim results for the six-month period ended 30 June 2004;
* the meetings required to implement the black ownership initiative and the general staff scheme; and
* the circular to Liberty Life shareholders.

2. IMPORTANT DATES AND TIMES

	2004
Last day to trade Liberty Life shares in order to be recorded in the register to vote at the scheme meeting, on	Wednesday, 6 October
Voting record date to vote at the scheme meeting, on	Wednesday, 13 October
Last day to lodge forms of proxy for the general meeting by 10:00, on	Thursday, 14 October
Last day to lodge forms of proxy for the scheme meeting by 11:00, on	Thursday, 14 October
General meeting to be held at 10:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on	Friday, 15 October
Scheme meeting to be held at 11:00 at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting on SENS, on	Friday, 15 October
Announcement of results of general meeting	

and scheme meeting in the press, on	Monday, 18 October
Court hearing to sanction the proposed scheme, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade ex the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to become scheme participants and so become entitled to receive the scheme consideration, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within 5 days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the Central Securities Depository Participant or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. If the general meeting and the scheme meeting are adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed general and scheme meeting.
3. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
4. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.

3. FINANCIAL EFFECTS

The pro forma financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the earnings per share ("EPS"), headline earnings per share ("HEPS"), net asset value ("NAV") per share, tangible net asset value ("TNAV") per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These pro forma financial effects have been disclosed in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE") and do not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme and any benefits which may flow there from. The Liberty Life board of directors

is responsible for the pro forma financial effects, which are provided for illustrative purposes only and, as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows.

	Before the black ownership initiative and the general staff scheme(1)	After the black ownership initiative and the general staff scheme (4)	Percentage change
EPS (cents)	181.3	172.6(2)	(4.8)
HEPS (cents)	167.2	157.1(2)	(6.0)
NAV per share (cents)	3 234.5	3 049.5(3)	(5.7)
TNAV per share (cents)	3 144.3	2 950.0(3)	(6.2)
Embedded value per share (cents)	5 759.4	5 834.8(3)	1.3
Total return on equity (%)(5)	11.3	10.5(2)	(7.1)
Headline return on equity (%)(5)	10.4	9.6(2)	(7.7)
Capital adequacy requirement cover (times)	2.5	2.2(3)	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover Before the black ownership initiative and the general staff scheme are based on the unaudited interim results for the 6 months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the 6 months ended 30 June 2004, of 275.3 million was used. In respect of NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004 as per the unaudited interim results for the 6 months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 Investments (Proprietary) Limited ("Lexshell 615") as at 30 June 2004, were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity After the black ownership initiative and the general staff scheme are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 1 January 2004 using 249.5 million shares in issue (275.3 million weighted average Liberty Life shares in issue as per the unaudited interim results for the 6 months ended 30 June 2004 less 25.8 million shares owned by the black partners).
3. NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover After the black ownership initiative and the general staff scheme are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million Liberty Life shares owned by the black partners).

4. The After the black ownership initiative and the general staff scheme column reflected above, is calculated based on the following assumptions:
- Liberty Life, through its empowerment subsidiaries, acquires 25.8 million Liberty Life shares at 4850 cents per Liberty Life share in terms of the scheme. The pro rata share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
- the pro rata share repurchase is debited to an empowerment reserve;
- dividends on preference shares paid by the empowerment subsidiaries to Liberty Life equal the dividends on the Liberty Life shares, paid to the empowerment subsidiaries;
- the pro rata repurchase of approximately R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and near cash, which would have earned an after-tax return of 4.1 % per annum;
- an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by Liberty Life agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 shares (shares held by a wholly-owned subsidiary of Liberty Life, Lexshell 615 and/or the Liberty Life Share Trust) and from which the loan from Liberty Life to Lexshell 615 will be written off. It is assumed that the expense relating to the general staff scheme will fully impact headline earnings; and
- the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the pro forma financial effects.
5. Return on equity is based on average shareholders' funds for the period.

4. THE SCHEME MEETING, THE GENERAL MEETING AND THE CIRCULAR

4.1 The general meeting

A general meeting will be held at 10:00 on Friday, 15 October 2004 (or at a later time or date to which the general meeting may be adjourned or postponed) at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, for the purposes of considering and, if deemed fit, passing, with or without amendment, the special resolution necessary to implement the pro rata share repurchase, and the ordinary resolutions necessary to implement the general staff scheme and subsidiary disposals.

4.2 The scheme meeting

The scheme meeting will be held at 11:00 on Friday, 15 October 2004 at 11:00 (or ten minutes after the conclusion of the general meeting of the shareholders of Liberty Life to be held at 10:00 on the same date and at the same venue, or any adjournment thereof, whichever is the later) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at which shareholders will be asked to consider and, if deemed fit, approve the scheme.

4.3 The circular

A document setting out details of the black ownership initiative and the general staff scheme was posted to Liberty Life shareholders today.

Johannesburg
10 September 2004
Investment bank and sponsor
STANDARD BANK
Independent financial adviser

J P MORGAN
Lead sponsor
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa
Attorneys
Werksmans Incorporated
(Registration number 1990/007215/21)
Reporting accountants and auditors
PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants & Auditors
(Registration no. 1998/012055/21)
Date: 10/09/2004 03:55:19 PM Produced by the JSE SENS Department

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Release Date: 11/08/2004 00:00:00

Liberty Group- Unaudited interim results for the six months ended 30 June 2004

Liberty Group Limited
("Liberty Life")
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)
These results are available at www.libertylife.co.za.

Features

- New business up 16,6% to R6 341,9 million
- Indexed new business up 10,6% to R1 968,3 million
- Net cash inflows from insurance operations up 37,7% to R2 381,8 million
- Value of new business up 26,2% to R330,2 million
- New business margin increased to 20,9%
- Headline earnings up 29,4% to R460,4 million
- Headline earnings per share up 28,6% to 167,2 cents per share
- Embedded value up 0,4% to R15 887,1 million
- Embedded value per share static at R57,59
- Capital adequacy requirement covered 2,55 times by shareholders' funds
- Interim dividend maintained at 162,0 cents per share

Commentary on results

Liberty Life has made progress over the last six months in those areas of the business which it singled out for focus. These areas of focus include the improvement of service levels, cost reduction, capital management, new market segments and people. Notwithstanding these achievements, volatility in local and foreign investment markets and a stronger than expected Rand had a negative impact on investors' demand for investment products offered by the life insurance industry. Risk product sales were encouraging with recurring premium sales of Lifestyle Protector, launched in September last year exceeding R180 million for the first six months of 2004. Liberty Life produced strong operational results for the half year to 30 June 2004.

Total new business premiums increased to R6 341,9 million (up 16,6%) and net cash inflows from insurance operations increased to R2 381,8 million (up 37,7%). The new business margin increased to 20,9% and embedded value per share of

R57,59 at 30 June 2004 remained flat compared with 31 December 2003.
Growth in management expenses of the group was contained to 4,1% (excluding the effect of the Investec Employee Benefits (IEB) business acquired in the fourth quarter of 2003).
Liberty Life's headline earnings per share recovered from a low base in respect of the first six months of 2003 and increased to 167,2 cents (up 28,6%) for the six months ended 30 June 2004 as a result of favourable operational performance and better investment returns.
In 2003 the Board decided to maintain the interim dividend at 162,0 cents per share despite the fact that headline earnings per share were considerably lower. The improvement in headline earnings per share during the first half of 2004, coupled with the positive performance of the business, has enabled the Board to again declare an unchanged interim dividend.
Headline Earnings - up 29,4% from R355,9 million to R460,4 million.
Operating profit from life insurance operations - up 32,6% from R252,7 million to R335,0 million.
The 32,6% increase in operating profit from life insurance operations largely reflects the impact of improved investment returns on shareholders' 10% share in policyholders' capital bonuses on certain classes of business. At 30 June 2003 the weighted average investment return (on the proxy portfolio used to indicate the level of the 10% participation) was -3,6%,whereas the return at the end of June 2004 was +0,2%.
Revenue earnings attributable to shareholders' funds - up 12,0% from R148,2 million to R166,0 million Operating income from financial services operations increased by 27,9% from R72,3 million for the six months ended 30 June 2003 to R92,5 million for the six months ended 30 June 2004.
STANLIB's contribution to Liberty Life's earnings increased by 37,0% from R23,5 illion for the six months ended 30 June 2003 to R32,2 million for the period nder review. Assets under management and funds under administration (excluding ommon assets) increased from R177,5 billion at 31 December 2003 to R184,8 billion at 30 June 2004. Headline earnings of Liberty Ermitage increased by 32,3% from R15,8 million in 2003 to R20,9 million in 2004 as a result of increases in management fees due to higher assets under management compared to 2003. Assets under management (excluding common assets) increased from US$2 791,3 million at 31 December 2003 to US$3 173,3 million at 30 June 2004. Income from listed investments increased by 2,0% from R24,6 million for the six months ended 30 June 2003 to R25,1 million for the six months ended 30 June 2004 and reflects an increase in dividend income from the shareholders' long-term portfolio established at the end of 2003, offset by a decrease in dividend income from reduced shareholdings in GoldFields and Edcon.
Income from other investments increased by 10,5% from R129,0 million for the six months ended 30 June 2003 to R142,6 million for the six months ended 30 June 2004 as a result of increased cash balances.
Total Earnings - up 69,8% from R293,8 million to R499,0 million.
Total earningsfor the Group for the six months ended 30 June 2004 of R499,0 million increased from R293,8 million recorded for the same period in 2003.
Total earnings pershare increased from 107,3 cents for the six months ended 30 June 2003 to 181,3 cents for the six months ended 30 June 2004.
The comparative included a goodwill impairment charge of R62,4 million in

respect of Hightree Financial Services.

New Business

Individual new business premiums and inflows increased by 28,1% from R4 185,7 million for the six months ended 30 June 2003 to R5 360,5 million for the six months ended 30 June 2004. New single premiums and inflows increased by 34,9% from R3 036,3 million to R4 096,0 million with approximately 40% (2003: 17%) of the total flowing into the CPI plus and Excelsior risk profiled asset portfolios. In 2004 approximately 18% (2003: 36%) of new single premiums were property-backed sales. New recurring premiums increased by 10,0% from R1 149,4 million to R1 264,5 million with the Lifestyle Protector product, which was launched in the fourth quarter of 2003, contributing R187,4 million in sales. New business premiums of R1,3 million were written since the launch in May 2004 of Charter Life's Namibian operations.

Corporate new business premiums and inflows decreased by 21,6% from R1 251,3 million for the six months ended 30 June 2003 to R981,4 million for the six months ended 30 June 2004. New single premium business decreased by 25,7% on the back of slow single premium sales in 2004 exacerbated in comparison by large single premiums received in the prior period. New recurring premiums decreased by 2,4% continuing the disappointing trend in new underwritten and corporate selection funds.

Total bancassurance new business sales increased by 39,7% from R1 207,6 million for the six months ended 30 June 2003 to R1 687,3 million for the six months ended 30 June 2004. On an indexed basis, bancassurance new business increased by 58,5%. Complex (high advice) product sales of R1 401,8 million for the first six months of 2004 increased by 34,1% and represent 83,1% of total bancassurance new business sales, while embedded (mainly funeral and credit life) product sales of R285,5 million for the first six months of 2004 increased by 75,7% and represent 16,9% of total bancassurance new business sales.

Market share

The group's share, including Charter Life, of the total South African recurring individual new business market according to the Life Offices' Association statistics for the three months ended 31 March 2004 increased to 28,3% compared with 25,3% for the year ended 31 December 2003. Similarly, our share of the single premium individual new business market increased to 29,6% for the three months ended 31 March 2004 compared with 24,5% for the year ended 31 December 2003.

Value of new business and new business margin - up 26,2% from R261,7 million to R330,2 million

The value of individual new business increased by 33,6% from R239,6 million in respect of the six months ended 30 June 2003 to R320,0 million for the six months ended 30 June 2004 as a result of increased new business volumes (especially the new Lifestyle Protector product). Liberty Corporate Benefits' value of new business decreased by 53,8% from R22,1 million for the first half of 2003 to R10,2 million for the six months ended 30 June 2004 due to cost pressure resulting from lower volumes of both single and recurring new business premiums and inflows as indicated in the new business commentary above.

The Group's overall new business margin increased to 20,9% at 30 June 2004 from 19,9% at 31 December 2003 and 18,4% at 30 June 2003.

Net cash inflows from insurance operations - up 37,7% from R1 730,2 million to

R2 381,8 million.
Individual business net cash inflows of R2 331,3 million for the six months ended 30 June 2004 more than doubled compared with the net inflows in the first six months of 2003 of R858,7 million. Individual policy surrenders and maturities increased by 3,0% to R3 764,9 million while premium income and investment contract inflows of R7 755,4 million increased by 28,0%.
Corporate business net cash inflows of R50,5 million for the six months ended 30 June 2004 decreased by 94,2% from R871,5 million for the first six months of 2003. Group scheme member withdrawals increased by 35,9% from R538,0 million for the six months ended 30 June 2003 to R731,3 million for the same period in 2004 and Group investment terminations and withdrawals increased by 174,7% from R288,0 million in 2003 to R791,0 million in 2004. A further R2 billion in outflows will be recorded for the second half of 2004 as a result of known maturities in property portfolios which will free up capacity for future sales. In spite of these known outflows, we nevertheless anticipate the net cash flows for the year to remain positive.

Embedded value per share - static at R57,59

Embedded value at 30 June 2004 amounted to R15 887,1 million or R57,59 per share compared with the embedded value of R15 816,9 million or R57,58 per share at 31 December 2003. Shareholders' funds increased by 1,6% from R8 782,2 million at 31 December 2003 to R8 922,4 million at 30 June 2004, while the value of in-force business decreased by 3,3% from R6 493,8 million at 31 December 2003 to R6 279,1 million at 30 June 2004 due to changes in assumptions, modelling methodology and lower than expected investment returns.
The financial services subsidiaries fair value adjustment of R685,6 million increased by 26,7% compared to 31 December 2003, mainly as a result of better operational results from STANLIB and Liberty Ermitage increasing the respective values placed on those businesses. The fair value adjustment includes the reversal of the carrying value of the present value of in-force business acquired from IEB of R115,6 million, as the embedded value of this business is included within the value of in force business.

Capital adequacy

The capital adequacy requirement (CAR) for the Group increased by 2,9% from R3 402,7 million at 31 December 2003 to R3 501,9 million at 30 June 2004. The Group capital adequacy multiple decreased marginally from 2,58 times at 31 December 2003 to 2,55 times at 30 June 2004 and remains amongst the highest in the industry.

Prospects

We will continue to focus on the business (and value) drivers under our control such as growing new business, improving service levels, cost reduction, capital management and people, thereby ensuring sustainable benefits in the short to medium term. However, future earnings will continue to be impacted by the performance and volatility of local and international financial markets.

Dividend

Notice is hereby given that interim ordinary dividend No. 77 of 162,0 cents per share has been declared in respect of the year ending 31 December 2004 (unchanged from the 2003 interim dividend).
The important dates pertaining to this dividend are:
Last day to trade cum dividend on the JSE Friday, 3 Sept 2004

First trading day ex dividend on the JSE	Monday, 6 Sept 2004
Record date	Friday, 10 Sept 2004
Payment date	Monday, 13 Sept 2004

Share certificates may not be dematerialised or rematerialised between Monday, 6 September 2004 and Friday, 10 September 2004, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 13 September 2004.

Derek Cooper — Chairman

Myles Ruck — Chief Executive

11 August 2004

Accounting policies and presentation

The accounting policies adopted comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial information has been prepared on the historical cost basis, modified by the revaluation of investment property, owner occupied property and the fair value adjustments required by the accounting statement on Financial Instruments: Recognition and Measurement (AC 133). These accounting policies are consistent with those applied at 31 December 2003 except for the determination of the operating profit from insurance operations, embedded value, capital adequacy requirement and value of new business, which reflect the Statutory Actuary's best estimate for interim reporting purposes. A full valuation is not performed at half year.

Summarised group balance sheet

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Assets		
Investments	93 126,0	91 508,4
Owner-occupied properties	750,8	725,4
Goodwill	74,6	80,5
Intangible assets	174,3	195,5
Tangible assets	366,3	363,3
Current assets	3 705,0	3 684,8
Total assets	98 197,0	96 557,9
Capital, reserves and liabilities		
Shareholders' funds	8 922,4	8 782,2
Minority interests	1,0	1,0
Policyholder liabilities	85 196,8	83 839,6
Liabilities under insurance contracts	55 419,8	56 296,0
Liabilities under investment contracts	29 777,0	27 543,6
Redeemable bonds	1 408,0	1 499,8
Retirement benefit obligation	158,0	155,1
Deferred tax	309,5	313,2
Current liabilities	2 201,3	1 967,0
Total capital, reserves and liabilities	98 197,0	96 557,9

Capital adequacy requirement	3 501,9	3 402,7
Capital adequacy requirement: times covered	2,55	2,58

Summarised group income statement

	(unaudited) Six months ended 30 June		
	2004	2003	%
	Rm	Rm	Change
Operating profit from insurance operations net of tax	335,0	252,7	32,6%
Revenue earnings attributable to shareholders' funds	166,0	148,2	12,0%
Preference dividend in subsidiary	(40,6)	(45,0)	(9,8%)
Headline earnings	460,4	355,9	29,4%
Goodwill amortisation and impairment	(6,0)	(71,7)	(91,6%)
Realised investment gains attributable to shareholders' assets net of capital gains tax	44,6	9,6	364,6%
Total earnings	499,0	293,8	69,8%
Per share details			
	cents	cents	
Headline earnings per share			
Basic	167,2	130,0	28,6%
Fully diluted	166,3	129,8	28,1%
Total earnings per share			
Basic	181,3	107,3	68,9%
Fully diluted	179,2	107,2	67,2%
Weighted average number of shares in issue (millions)	275,3	273,7	0,6%
Total number of shares in issue (millions)	275,8	273,8	0,7%
Fully diluted weighted average number of shares (millions)	298,5	274,1	10,6%

Group embedded value and value of new business

	(unaudited)	(audited)	
	30 June	31 December	
	2004	2003	%
	Rm	Rm	Change
Risk discount rate	12,5%	11,5%	
Shareholders' net assets	8 922,4	8 782,2	1,6%
Net value of life business in force	6 279,1	6 493,8	(3,3%)
Value of life business in force	6 523,7	6 685,5	(2,4%)
Cost of solvency capital	(244,6)	(191,7)	27,6%
Financial services entities fair value adjustment (vii) - Bases and assumptions	685,6	540,9	26,8%
Embedded value	15 887,1	15 816,9	0,4%
Embedded value per share	R57,59	R57,58	

Value of new business and new business margins

(unaudited)
Six months ended 30 June

	2004 Rm	2003 Rm	% Change
Value of new business written during the period	330,2	261,7	26,2%
Gross of cost of solvency capital	342,7	267,7	28,0%
Cost of solvency capital	(12,5)	(6,0)	108,3%
New single premiums	4 859,6	4 064,4	19,6%
New recurring premiums net of natural increases (2004: R392,0 million; 2003: R354,6 million)	1 090,3	1 018,0	7,1%
New business index net of natural increases	1 576,2	1 424,4	10,7%
Value of new business as a percentage of indexed new business (new business margin)	20,9%	18,4%	2,5%

Embedded value profits/(losses)

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Embedded value at the end of the period	15 887,1	14 622,5
Less capital raised	(52,7)	(4,8)
Plus dividends paid	318,6	317,4
Less embedded value at the beginning of the period	(15 816,9)	(15 126,6)
Embedded value profits/(losses)	336,1	(191,5)
Return on shareholders' net assets (annualised)	7,8%	(4,5%)
Return on embedded value (annualised)	4,3%	(2,5%)

Analysis of embedded value profits/(losses)

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Investment return on shareholders' net assets and fair value adjustment	334,6	(344,4)
Translation losses in respect of foreign assets	(24,2)	(40,8)
Other investment returns on shareholders' assets	358,8	(303,6)
Expected return on value of life business (iv) - Bases and assumptions	361,5	362,6
Investment experience variation on life business in-force	(219,4)	(258,7)
Other experience variations (viii) - Bases and assumptions	(11,3)	(29,0)
Changes in economic assumptions (ix) - Bases and assumptions	(87,5)	142,4
Changes in non-economic assumptions (x) - Bases and assumptions	(223,2)	(123,1)
Value of new business	330,2	261,7
Changes in modelling methodology (xi) - Bases and assumptions	(148,8)	(203,0)
Embedded value profits/(losses)	336,1	(191,5)

Bases and assumptions

(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

Investment return p.a	2004	2003
Government stock	10,5%	9,5%
Equities	12,5%	11,5%
Property	11,5%	10,5%
(ii) The risk discount rate has been set equal to the investment return on equity assets	12,5%	11,5%
(iii) Maintenance expense inflation rate	6,5%	5,5%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate for the full analysis period to the value of life business in force at the beginning of the year and the current discount rate for half of the analysis period to the value of new business.

(v) Tax has been allowed for on the Four Funds Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) has been taken into account in the embedded value and allowance has been made for future expected Secondary Tax on Companies.

(vi) Other bases, bonus rates and assumptions:
In general, parameters reflect best estimates of future experience, consistent with the Financial Soundness Valuation basis used by the Statutory Actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for expected automatic premium and benefit increases.

(vii) Basis of calculation of financial services entities fair value adjustment:
The fair value adjustment reflects the excess of the fair value over the value of the tangible assets as included in the shareholders' funds. This adjustment consisted of the following:

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Liberty Group Properties (Proprietary) Limited	230,0	216,0
Liberty Ermitage Jersey Limited	184,0	140,0
STANLIB Limited	387,2	306,9
Carrying value of in-force business acquired from Investec Employee Benefits	(115,6)	(122,0)
	685,6	540,9

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiple was applied to the net after tax recurring earnings of the subsidiaries. The multiples used for both Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited were maintained at 10 times recurring earnings. In the case of STANLIB Limited a price earnings ratio multiple was applied

to the net after tax recurring earnings of STANLIB Limited. The multiple used was maintained at 10 times recurring earnings, the R387,2 million represents Liberty Life's 37,4% share of the excess over the net asset value of STANLIB Limited and effectively values the ordinary and preference shares in STANLIB Limited at R1.7 billion.

(viii) The amount of R11,3 million shown for other experience variations arises mainly from worse than expected withdrawal experience.

(ix) The amount of R87,5 million arises from a change in economic assumptions to a higher level as set out in (i) above.

(x) The amount of R223,2 million shown for changes in non-economic assumptions mainly arises from changes to the withdrawal bases and expense bases in respect of corporate business and shareholders' expenses.

(xi) The amount of R148,8 million shown for changes in modelling methodology arises mainly from allowing more accurately for expected future Secondary Tax on Companies.

(xii) Non-recurring expenses amounting to R50,3 million were identified in 2004. These were largely due to discontinued salary costs, the renovation of Liberty Life Centre, and impairment to internally developed software. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

Summarised group cash flow statement

	(unaudited) Six months ended 30 June	
	2004	2003
	Rm	Rm
Cash flows from operating activities	2 480,9	2 603,4
Cash flows from investing activities	(2 623,6)	(2 343,2)
Cash flows from financing activities	51,9	8,1
Net (decrease)/increase in cash and cash equivalents	(90,8)	268,3
Cash and cash equivalents at beginning of year	345,5	273,5
Foreign exchange movements on cash balances	(39,8)	(8,2)
Cash and cash equivalents at end of the period	214,9	533,6

New business

	Recurring premium (unaudited) Six months ended 30 June		Single premium (unaudited) Six months ended 30 June	
	2004	2003	2004	2003
	Rm	Rm	Rm	Rm
Individual business	1 264,5	1 149,4	4 096,0	3 036,3
Corporate business	217,8	223,2	763,6	1 028,1
Total new business	1 482,3	1 372,6	4 859,6	4 064,4
Change	8,0%		19,6%	

New business index

	Total premium (unaudited) Six months ended 30 June

	2004 Rm	2003 Rm	% Change
Individual business	5 360,5	4 185,7	28,1%
Corporate business	981,4	1 251,3	(21,6%)
Total new business	6 341,9	5 437,0	16,6%
Change			
New business index	1 968,3	1 779,0	10,6%

Net cash inflow from insurance operations

	Individual Business (unaudited) Six months ended 30 June		Corporate Business (unaudited) Six months ended 30 June	
	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Net premium income and inflows from investment contracts	7 755,4	6 060,4	1 967,8	1 943,7
Single	4 095,3	2 914,2	763,9	1 028,1
Recurring	3 660,1	3 146,2	1 203,9	915,6
Claims, policyholders' benefits and payments under investment contracts	(5 424,1)	(5 201,7)	(1 917,3)	(1 072,2)
Net cash inflow	2 331,3	858,7	50,5	871,5

	Total (unaudited) Six months ended 30 June		
	2004 Rm	2003 Rm	% Change
Net premium income and inflows from investment contracts	9 723,2	8 004,1	21,5%
Single	4 859,2	3 942,3	23,3%
Recurring	4 864,0	4 061,8	19,7%
Claims, policyholders' benefits and payments under investment contracts	(7 341,4)	(6 273,9)	17,0%
Net cash inflow	2 381,8	1 730,2	37,7%

Analysis of shareholders' funds

	Group funds invested (unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Charter Life (excluding operating profit from insurance operations)	924,6	885,6
Financial services operations	1 141,4	1 137,5
Listed investments	1 596,8	1 303,6
Edcon	44,8	38,6
GoldFields	106,3	153,6

Metro Cash and Carry	223,5	232,1
SABMiller	769,7	655,1
Other	452,5	224,2
Other investments	5 259,6	5 455,5
Cash, preference shares and unit trusts	2 361,0	2 096,6
Foreign assets	1 454,7	1 560,0
Redeemable bonds	(1 407,3)	(1 499,8)
Unlisted investments	76,3	76,6
Fixed assets and working capital	1 211,2	1 708,9
Share of pooled portfolios	1 563,7	1 513,2
Management expenses		
Normal taxation		
Secondary tax on companies		
Total	8 922,4	8 782,2

	Group net revenue earned (unaudited) Six months ended 30 June	
	2004 Rm	2003 Rm
Charter Life (excluding operating profit from insurance operations)	22,9	25,4
Financial services operations	69,6	46,9
Listed investments	25,1	24,6
Edcon	1,6	4,3
GoldFields	0,7	6,2
Metro Cash and Carry		
SABMiller	14,7	13,9
Other	8,1	0,2
Other investments	142,6	129,0
Cash, preference shares and unit trusts	72,8	61,7
Foreign assets	42,5	51,1
Redeemable bonds	(51,3)	(62,4)
Unlisted investments	(1,2)	9,6
Fixed assets and working capital		
Share of pooled portfolios	79,8	69,0
Management expenses	(47,1)	(39,2)
Normal taxation	(16,0)	(5,0)
Secondary tax on companies	(31,1)	(33,5)
Total	166,0	148,2

	Group investment gains/(losses) (unaudited) Six months ended 30 June	
	2004 Rm	2003 Rm

Charter Life (excluding operating profit from insurance operations)	1,3	2,5
Financial services operations	(51,7)	(57,8)
Listed investments	85,4	(123,2)
Edcon	6,2	48,4
GoldFields	(47,3)	(79,7)
Metro Cash and Carry	(8,5)	8,1
SABMiller	114,5	(95,9)
Other	20,5	(4,1)
Other investments	(57,3)	(147,9)
Cash, preference shares and unit trusts	0,9	1,9
Foreign assets	(93,7)	(236,8)
Redeemable bonds	98,0	246,5
Unlisted investments	0,8	(32,1)
Fixed assets and working capital		
Share of pooled portfolios	(63,3)	(127,4)
Management expenses		
Normal taxation		
Secondary tax on companies		
Total	(22,3)	(326,4)

Statement of changes in group shareholders' funds

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Shareholders' funds at 31 December as previously published	8 782,2	8 588,1
Restatement of opening retained surplus on implementation of AC133		(91,5)
Shareholders' funds restated as at 1 January	8 782,2	8 496,6
Total earnings	499,0	293,8
Unrealised investment losses on shareholders' assets net of capital gains tax	(87,9)	(291,1)
Ordinary dividends	(318,6)	(317,4)
2002 Final dividend No. 74 of 116 cents - LDR 20 March 2003		(317,4)
2003 Final dividend No. 76 of 116 cents - LDR 26 March 2004	(318,6)	
Translation difference relating to equity component of the redeemable bonds	(5,0)	(12,5)
Subscriptions for shares	52,7	4,8
Shareholders' funds at end of period	8 922,4	8 174,2

Commitments

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm

Capital commitments	84,9	164,8
Under contracts	72,9	147,7
Authorised by the directors but not contracted	12,0	17,1
Operating lease commitments	98,6	48,5
Less than 5 years	71,9	45,9
5 to 10 years	26,7	2,6
Total commitments	183,5	213,3

Group figures above include the Group's share of commitments of joint ventures amounting to R54,8 million (2003: R57,8 million).
The expenditure will be financed by available bank facilities, cash resources and funds internally generated.
Transfer Secretaries
Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.
Sponsor
Merill Lynch
11 August 2004
Date: 11/08/2004 07:58:39 AM Produced by the JSE SENS Department

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Release Date: 02/08/2004 00:00:00

Liberty Group Limited - Intention to cancel the Company's Secondary listing on

the London Stock Exchange

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Reg. number 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
(the "Company")

Intention to cancel the Company's Secondary listing on the London Stock Exchange

The Company announces today that it intends to delist its Ordinary Shares of ZAR0.10 each from the Official List of the UK Listing Authority and from trading on the London Stock Exchange plc ("London listing").

This action is being taken due to the small number of shareholders and trades in the Company's shares in the United Kingdom and the costs associated with the maintenance of the London listing.

It is anticipated that the London listing will be withdrawn in accordance with the UK Listing Authority Listing Rule 1.21 and 1.22(b) with effect from the close of business on 31 August 2004.

The Company will continue to maintain its primary listing on the JSE Securities Exchange South Africa.

For further information please contact:
Vincent Barnard
Group Secretary
Telephone +27 11 408 4275
Facsimile +27 11 408 2020
e-mail: vincent.barnard@liberty.co.za

Johannesburg
2 August 2004

Sponsor in South Africa
Merrill Lynch South Africa (Pty) Limited

Date: 02/08/2004 03:34:02 PM Produced by the JSE SENS Department

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Release Date: 15/07/2004 00:00:00

Liberty Group Limited - The Proposed Introduction Of Direct Black Share

Ownership To Liberty Life
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life" or "the Company")
THE PROPOSED INTRODUCTION OF DIRECT BLACK SHARE OWNERSHIP
TO LIBERTY LIFE

1. INTRODUCTION

Liberty Life has approved a series of transactions whereby it proposes to facilitate the acquisition of an effective 10% interest in its South African operations by broad-based black groupings, subject to the fulfilment of the conditions precedent set out in paragraph 5.1 below, which includes the approval of Liberty Life ordinary shareholders ("Liberty Life shareholders").

The broad-based black groupings include:

- black strategic partners being: Safika Holdings (Proprietary) Limited ("Safika") and Millennium Consolidated Investments (Proprietary) Limited ("MCI") ("the Tutuwa Consortium"), which will together acquire approximately 10.3 million Liberty Life ordinary shares ("Liberty Life shares");
- approximately 840 current black managers, as well as future black managers of Liberty Life, represented by a trust ("the black managers' trust"), which will acquire approximately 10.3 million Liberty Life shares; and
- a trust to be formed for the benefit of various black educational and other empowerment groupings ("community trust"), which will acquire approximately 5.2 million Liberty Life shares,

(collectively, "the black partners").

The shareholders of Liberty Life are advised that Liberty Life:

- will propose a scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973) ("the Companies Act"), that will, subject to the fulfilment of the conditions precedent set out in paragraph 5.1, result in four wholly-owned subsidiaries of Liberty Life (collectively, "the empowerment subsidiaries"), acquiring in aggregate 9.4% of the issued

share capital of Liberty Life pro rata from all existing Liberty Life shareholders for a cash consideration of R48.50 per share; and
- has entered into a set of agreements and will enter into further agreements with the black partners, in terms of which the black partners will, subject to fulfilment of the conditions precedent set out in paragraph 5.1 below, acquire all of the ordinary shares in the empowerment subsidiaries, thereby acquiring beneficial ownership of Liberty Life shares representing 10% of the value of the South African operations of Liberty Life,
(collectively, "the black ownership initiative").
Liberty Life shareholders are advised that as a result of the black ownership initiative each shareholder will dispose of 94 shares for every 1 000 Liberty Life shares held, at a price of R48.50 per Liberty Life share. Furthermore, current shareholders will retain the right to receive any dividend to be paid by Liberty Life in respect of the first half of 2004. The empowerment subsidiaries will be capitalised through floating rate preference shares with a 20-year term, although the redemption is anticipated to occur in less than 20 years. The redemption profile will not be linked to the Liberty Life share price performance, thus enhancing the sustainability of the black ownership initiative.
In addition, subject to the conditions precedent set out in paragraph 6 below, Liberty Life will propose a general staff scheme ("the general staff scheme") in terms of which approximately 4 600 employees of Liberty Life based in South Africa, which excludes the black managers who will participate in the black ownership initiative and white managers that participate in the existing share incentive scheme ("qualifying staff"), will be awarded 100 Liberty Life shares each, at no cost to them, which will be held by an employee trust ("the general staff scheme trust"). The rights to the Liberty Life shares will vest immediately in the qualifying staff but they will not be entitled to dispose of their ordinary shares or the rights attaching thereto until the expiry of a three-year lock-in period, regardless of whether they remain employed by Liberty Life.
At present, 10% of Liberty Life's South African operations is valued at R1.3 billion and is equivalent to approximately 9.4% of the issued ordinary share capital of Liberty Life. On implementation of the black ownership initiative, the black partners will hold approximately 25.8 million Liberty Life shares, representing 10% of the value of Liberty Life's South African operations.
2. RATIONALE
2.1 Liberty Life's commitment to black economic empowerment
Liberty Life is firmly committed to black economic empowerment ("BEE") in South Africa. The Company accepts that meaningful participation by black people in the mainstream economy is essential to sustaining South Africa's successful economic and democratic structures.
Liberty Life has for many years followed a BEE strategy aimed at achieving:
- a meaningful number of black directors and executives in Liberty Life;
- a staff complement that reflects South Africa's diverse demographic profile;
- a procurement policy that recognises BEE;
- a growing and economically active customer base drawn from previously economically disadvantaged communities; and

- social development and educational programmes that are primarily directed at developing and empowering previously disadvantaged communities.

Liberty Life is a large South African based institution that is part of the fabric of South Africa. Accordingly, the Liberty Life board of directors ("the board") believes that Liberty Life needs to facilitate an empowerment transaction that seeks to embrace the spirit as well as the requirements of the Financial Sector Charter ("the Charter").

2.2 The Charter

Many of Liberty Life's long-practiced BEE philosophies were formally embodied in the Charter, which was adopted on 17 October 2003 by participants in the South African financial sector, including the Life Offices' Association. This sector-wide commitment to BEE is aimed at contributing towards sustained economic growth, development and social transformation in South Africa.

The six key areas of BEE embraced by the Charter are:

- business ownership and control;
- development of human resources;
- procurement and enterprise development;
- access to financial services;
- empowerment financing; and
- corporate social investment.

The empowerment rating scorecard set out in paragraph 16 of the Charter ("the scorecard") provides an objective and broad-based set of indicators for measuring each financial institution's success in meeting the requirements of the Charter. It is intended that the scorecard will be used by:

- financial institutions to assess their own progress in achieving BEE;
- the Charter Council, to be established in terms of paragraph 15.1 of the Charter, in evaluating a financial institution's adherence to the Charter; and
- the Government and private sector, when adjudicating business to be awarded to financial institutions.

In terms of the Charter, in order for a financial institution to earn the maximum 12 direct ownership points, 10% of the equity value of the South African operations of that company, together with control over all of the voting rights attaching to that equity interest, must be held by black people by 31 December 2010. The maximum direct ownership points will only be achieved if the Charter's control requirements are met i.e. a minimum of 33% black representation on the board of directors of that financial institution by 2008.

3. THE BLACK PARTNERS

The broad-based nature of the black partners is designed to mirror the spread of Liberty Life's South African business network and maximise the business case for BEE by aligning the interests of the black partners, many of whom are already stakeholders in Liberty Life as shareholders, customers, intermediaries, employees, suppliers and members of communities in which Liberty Life operates, with those of Liberty Life.

3.1 The Tutuwa Consortium

Liberty Life considers it imperative to have leaders among its black partners and it envisages that the strategic partners will provide such leadership and assist it in providing co-ordination between the black partners to meet its

strategic objectives and grow its business.
Both Safika and MCI are black companies founded by prominent black individuals who were influential in driving South Africa's democratic process in the early 1990s and who have since established themselves as businessmen with proven track records.
Liberty Life's black ownership initiative provides a unique opportunity to strengthen and entrench relationships with Safika and MCI who will be value-adding strategic partners to the operations of Liberty Life.
The approximate 10.3 million Liberty Life shares effectively acquired by the Tutuwa Consortium will be held in separate entities by Safika and MCI in the ratio of 60:40. Safika will therefore effectively hold approximately 6.2 million Liberty Life shares and MCI approximately 4.1 million Liberty Life shares.
Safika
Safika is an empowerment investment holding company with investments in the fields of, inter alia, communication, information technology, human capital, natural resources and financial services.
Safika currently partners Liberty Life in STANLIB Limited ("STANLIB"), where it leads a consortium that holds an interest of 25.2% in STANLIB. Safika has successfully assisted STANLIB in generating meaningful additional business since becoming a shareholder in this company.
The effective direct and indirect shareholders of Safika are: Moss Ngoasheng (20%); Vuli Cuba (20%); Saki Macozoma (20%); Marc Ber (10%); Soto Ndukwana (5%) and Richard Chauke (5%). In addition, 20% of the shares in Safika are reserved for future strategic shareholders.
Saki Macozoma is currently a member of the board of Liberty Life.
Liberty Life and Standard Bank Group are in advanced discussions to acquire, in total, a 20% strategic shareholding in Safika. This acquisition is not linked to the black ownership initiative.
MCI
MCI is a black-owned and managed investment holding company founded by Cyril Ramaphosa, James Motlatsi and several black professionals. MCI has investments in the resources, property, industrial and financial sectors. MCI's principals have been active participants in the BEE landscape in South Africa since 1996.
The shareholders of MCI are: the Ramaphosa family (30%); management and staff (25%); James Motlatsi and other individuals (10%); Standard Bank Group Limited (15%); Investec Limited (15%) and community trusts (5%).
3.2 The black managers
Liberty Life believes that one of the most effective ways to achieve broad-based empowerment is to empower its black staff. Accordingly, the black managers' trust will be established for the benefit of current and future Liberty Life black managers.
Liberty Life currently has approximately 840 black South African managers who will participate in the black ownership initiative. An internal committee ("the allocation committee") has been tasked with formulating the criteria to determine the equitable participation of those black managers in the black managers' trust. The allocation committee will submit proposals to a sub-

committee of the board and thereafter the final allocations will be confirmed. It is anticipated that Liberty Life will finalise the initial allocation of interests in the black managers' trust during the fourth quarter of 2004.

The empowerment of only black managers through the black ownership initiative is a sensitive matter, which needs to be managed and communicated properly. To this end, Liberty Life has developed a comprehensive communication and education programme that will be aimed at addressing any concerns of employees.

3.3 The educational and other empowerment groupings

The board is committed to fulfilling its social responsibilities and considers it appropriate to empower broad-based educational and other empowerment groupings, which is in line with the South African Government's aims of achieving broad-based empowerment initiatives and educating the nation. In seeking to contribute to the delivery of quality education to all South Africans, the Liberty Foundation has developed initiatives in education such as The Liberty Learning Channel, the Mindset Network, the Sunday Times/Liberty ReadRight programme and Primary Matters and Matric Matters, which are published in partnership with the Independent Group.

Market research has shown that as a result of the Liberty Foundation's activities, Liberty Life is recognised as a leading education company by the lower-income segment of the South African market. Therefore, it is considered appropriate to build on this community-upliftment platform by giving the benefits of direct equity ownership to educational and other empowerment groupings.

Safika and MCI have committed to assisting Liberty Life in the identification of these educational and other empowerment groupings. It is envisaged that the selection of the educational and other empowerment groupings will be completed by
31 December 2004.

4. VALUE OF THE SOUTH AFRICAN OPERATIONS OF LIBERTY LIFE

JPMorgan Chase Bank ("JPMorgan") was appointed to perform a valuation of Liberty Ermitage Jersey Limited ("Ermitage"), which is based in Jersey and has operations in London, Luxembourg and Bermuda. Having regard to the fair value of Ermitage and the empowerment value of STANLIB (as determined by the value at which Liberty Life and Standard Bank Group Limited, collectively, disposed of 25.2% of the equity of STANLIB to a black empowerment consortium in 2003), which values are included in the market value of Liberty Life, the board is of the view that in order to comply with the Charter's direct ownership requirements (10% of the South African operations), it is necessary for the black partners to acquire 9.4% of the issued share capital of Liberty Life.

Description	R million
Liberty Life market capitalisation (1)	14 068
Value of Ermitage (2)	(635)
Equity value of South African operations	13 433
10% of Liberty Life's South African operations	
- gross empowerment value	1 343
Less: Empowerment value of STANLIB (3)	(28)
Net empowerment value	1 316

Net empowerment value as a percentage of Liberty Life's market capitalisation 9.4%

Notes:

(1) At the close of business on 9 July 2004.

(2) JPMorgan valuation.

(3) Based on equity value at transaction date.

5. THE BLACK OWNERSHIP INITIATIVE

5.1 The scheme

Liberty Life will establish the empowerment subsidiaries, whose sole purpose will be to acquire and own Liberty Life shares, and capitalise them by subscribing for cumulative, redeemable preference shares, with an aggregate value of approximately R1.3 billion, with a term of 20 years ("the preference shares").

The important terms of the preference shares are as follows:

- Liberty Life will receive a cumulative preference dividend calculated at a variable dividend rate equal to 65% of the prime interest rate; and
- the dividends paid to each empowerment subsidiary in respect of the Liberty Life shares to be acquired by them through the scheme ("scheme shares"), less any costs necessary for the administrative functions of the subsidiary, will be used to pay the preference dividends and to redeem the preference shares, although the black partners may be entitled to receive 10% of the surplus of such dividend flow over the preference dividends at a point in the future.

Liberty Life will propose the scheme for the acquisition by the empowerment subsidiaries of 9.4% of the Liberty Life shares on a pro rata basis from current shareholders of Liberty Life for a cash price of R48.50 per share. The aggregate purchase consideration in respect of the approximately 25.8 million Liberty Life shares will be approximately R1.3 billion.

The scheme will be conditional upon the fulfilment of the following:

- Liberty Life shareholders in general meeting adopting a special resolution approving the purchase by the empowerment subsidiaries of the scheme shares and that resolution being registered by the Registrar of Companies;
- the Registrar of Long-term Insurance approving the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme;
- Liberty Life shareholders in general meeting adopting an ordinary resolution approving the disposal by Liberty Life of the issued ordinary shares of the empowerment subsidiaries to the black partners;
- the scheme being approved by a majority representing not less than three-fourths (75%) of the votes exercisable by Liberty Life shareholders present and voting at the scheme meeting;
- the High Court granting an order that the scheme be sanctioned in terms of section 311 of the Companies Act and be approved in terms of section 37 of the Long-term Insurance Act, 1998 (Act 52 of 1998), and the order in terms of section 311 of the Companies Act being registered by the Registrar of Companies; and
- any other regulatory approvals that may be required.

Immediately following the implementation of the scheme, the value of the Liberty Life shares acquired by the empowerment subsidiaries in terms of the scheme will be matched in the empowerment subsidiaries by a corresponding

preference share obligation to Liberty Life, resulting in the net asset value of the ordinary shares of each empowerment subsidiary being insubstantial.

5.2 The sale of the empowerment subsidiaries

The black managers' trust and community trust will each independently agree, and Safika and MCI have each independently agreed, with Liberty Life, to purchase the entire issued ordinary share capital of the relevant empowerment subsidiary for a purchase consideration equal to the net asset value of each empowerment subsidiary ("the subsidiary disposals"), with effect from the day following implementation of the scheme. The subsidiary disposals are subject to the fulfilment of the conditions precedent set out in paragraph 5.1 above.

After the black ownership initiative has been concluded, assuming a share price of R51.00, being the closing price per Liberty Life share on 9 July 2004:

- the Tutuwa Consortium will own the ordinary shares in two of the empowerment subsidiaries ("Stratco 1" and "Stratco 2"), which will, collectively, own approximately 10.3 million Liberty Life shares, with a market value of approximately R525 million;
- the black managers' trust will own the ordinary shares in an empowerment subsidiary ("Staffco"), which will own approximately 10.3 million Liberty Life shares, with a market value of approximately R525 million; and
- the community trust will own ordinary shares in one of the empowerment subsidiaries ("Commco"), which will own approximately 5.2 million Liberty Life shares, with a market value of approximately R265 million.

5.3 The shareholders' agreements

Safika and Liberty Life have entered into a shareholders' agreement with respect to Stratco 1 and MCI and Liberty Life have entered into a shareholders' agreement with respect to Stratco 2. The black managers' trust and Liberty Life will enter into a shareholders' agreement with respect to Staffco and the community trust and Liberty Life will enter into a shareholders' agreement with respect to Commco. These agreements will regulate the relationship between Liberty Life (as preference shareholder) and the relevant black partner (as ordinary shareholder) of the relevant empowerment subsidiary to ensure, insofar as possible, the continued compliance by Liberty Life with the direct ownership requirements of the Charter.

The shareholders' agreements will provide that, without Liberty Life's consent, the black partners will not be entitled to dispose of their interest in the relevant empowerment subsidiary and the relevant empowerment subsidiary will not be entitled to dispose of its Liberty Life shares, until the expiry of a minimum lock-in period (which could be in 2011, depending on when the Charter Council ownership review takes place, but will not end later than midnight on 31 December 2014). Furthermore, until the end of the lock-in period, the black partners will undertake that each empowerment subsidiary will remain a "Black Company", as defined in the Charter.

6. THE GENERAL STAFF SCHEME

Liberty Life seeks to promote an equitable and diversity-friendly workplace environment and would like to encourage share ownership by employees at all levels of the business across Liberty Life.

Liberty Life will establish the general staff scheme trust, the sole purpose

of which will be to acquire and hold Liberty Life shares on behalf of the qualifying staff. Each qualifying staff member will receive the rights through the general staff scheme to 100 shares in Liberty Life and will be entitled to the dividends in respect of those shares. The rights to the Liberty Life shares will vest in the qualifying staff immediately, but they will not be entitled to dispose of these rights for a period of three years from receipt thereof. The acquisition of Liberty Life shares by the general staff scheme trust will be funded by the payment of bonuses of approximately R34 million to qualifying staff. These bonuses will be the amount required to fund the acquisition of the necessary shares at the time of transfer to the general staff scheme trust. It is intended that Liberty Life will dispose of Liberty Life shares currently held within the Liberty Life group, to meet the requirements of the general staff scheme.

The implementation of the general staff scheme is conditional upon:

- shareholders approving the ordinary resolution approving the sale of the relevant Liberty Life shares to the general staff scheme trust; and
- the fulfilment of the conditions precedent set out in paragraph 5.1 above, relating to the scheme.

7. RESULTANT STRUCTURE OF LIBERTY LIFE

For a diagrammatic explanation of the resultant shareholding structure of Liberty Life subsequent to the implementation of the black ownership initiative and the general staff scheme, please refer to the press announcement to be published in the press tomorrow (Friday, 16 July 2004).

8. ECONOMIC COST

Liberty Life has estimated the economic cost of the black ownership initiative and the general staff scheme, both incurred and potential, quantified using recognised financial risk pricing methodologies and assumptions, to be approximately R375 million. This translates to 2.7% of the market capitalisation of Liberty Life with reference to the closing Liberty Life share price of R51.00 per share on 9 July 2004. JPMorgan reviewed this estimation.

9. ACCOUNTING TREATMENT

The principle underlying the accounting treatment is compliant with South African Statements of Generally Accepted Accounting Practice and the International Accounting Standards on which they are based ("GAAP"). GAAP may require a transaction to be accounted for in a different manner to its legal substance and form. The accounting treatment described below has been determined based on both local and international accounting advice and interpretations of GAAP.

9.1 The black ownership initiative

The acquisition of the Liberty Life shares by the empowerment subsidiaries is accounted for as a reduction in equity in Liberty Life's company and consolidated annual financial statements. The preference share capital provided to the empowerment subsidiaries does not meet the definition of a financial asset in terms of GAAP, as the repayment of the preference share obligation will effectively be financed by Liberty Life's ordinary dividends. As a result, Liberty Life's dividend and capital redemption payments received on the preference shares are eliminated against gross ordinary dividends

declared.
For purposes of the calculation of earnings per share ("EPS"), the weighted average number of Liberty Life shares in issue is reduced by the number of Liberty Life shares held by those empowerment subsidiaries, which have been sold to the black partners. The weighted average number of Liberty Life shares in issue will be restored on full repayment of the preference shares by the black partners, or to the extent transferred to a third party, upon such transfer.
In considering the applicability of International Financial Reporting Standards ("IFRS"): Share-based Payments ("IFRS 2"), Liberty Life has been advised that the black ownership initiative is not regarded as a "good" or a "service" as envisaged by IFRS 2. The transaction is performed for a purpose other than the payment for a good or a service supplied by Liberty Life and the requirements of IFRS 2 are, therefore, not considered to be applicable.
9.2 The general staff scheme
As the acquisition of the Liberty Life shares by the qualifying employees in terms of the general staff scheme is funded by remuneration, the cost of the general staff scheme will be treated as an employee cost on implementation.
10. FINANCIAL EFFECTS
The pro forma financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the EPS, headline EPS ("HEPS"), net asset value ("NAV") per share, tangible net asset value ("TNAV") per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These pro forma financial effects have been disclosed in terms of the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE") and do not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme. The board is responsible for the pro forma financial effects, which are provided for illustrative purposes only.

	Before the black ownership initiative and the general staff scheme (1)	After the black ownership initiative and the general staff scheme		Percentage change
EPS (cents)	424.0	433.1	(2)	2.1
HEPS (cents)	346.4	347.4	(2)	0.3
NAV per share (cents)	3 197.4	3 016.5	(3)	(5.7)
TNAV per share (cents)	3 096.9	2 905.6	(3)	(6.2)
Embedded value per share (cents)	5 758.5	5 843.1	(3)	1.5
Total return on equity (%)	13.1%	14.5%	(2)	1.4
Headline return on equity (%)	10.7%	11.6%	(2)	0.9
Capital adequacy requirement cover (x)	2.6	2.2	(3)	N/A

Notes:
1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover "Before the black ownership initiative and the general staff scheme" are based on the audited results for the year ended 31 December 2003.

In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the 2003 audited results, of 274.0 million was used. In respect of the NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 31 December 2003, as per the 2003 audited results, of 274.7 million was used.
2. The EPS, HEPS, total return on equity and headline return on equity "After the black ownership initiative and the general staff scheme" are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 1 January 2003 using 248.2 million shares in issue (274.0 million weighted average ordinary shares in issue as per the 2003 audited results less 25.8 million shares owned by the black partners).
3. The NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover "After the black ownership initiative and the general staff scheme" are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 31 December 2003 using 248.9 million shares in issue (274.7 million shares in issue as per the 2003 audited results less 25.8 million shares owned by the black partners).
4. The "After the black ownership initiative and the general staff scheme" column reflected above, makes the following assumptions:
- Liberty Life, through its empowerment subsidiaries, acquires 25.8 million ordinary shares at R48.50 per share in terms of the scheme. The pro rata share repurchase is funded by R1.3 billion of capital in Liberty Life;
- the pro rata share repurchase is debited to equity;
- dividends on preference shares paid by the empowerment subsidiaries to Liberty Life equal the dividends on Liberty Life shares paid to the empowerment subsidiaries;
- the cumulative preference dividends on the preference shares are calculated at 65% of the prime interest rate (nominal annual compounded semi-annually);
- the pro rata repurchase of R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and the sale of equity unit trusts, which would have earned an after-tax return of 5.8% per annum;
- a bonus of approximately R34 million is paid to Liberty Life employees, which will be used by employees to acquire approximately 460 000 Liberty Life shares from Liberty Life shares currently held; and
- the total return on equity is based on average shareholders' funds for the period.

11. LIBERTY LIFE POLICYHOLDERS

Liberty Life policyholders will not be directly affected by the black ownership initiative and the general staff scheme, as the proposed transactions will use shareholders' funds.

12. OPINIONS AND RECOMMENDATIONS

12.1 Independent expert's opinion

Although not a requirement in terms of the Listings Requirements of the JSE, JPMorgan was appointed as an independent expert to advise the board as to whether the terms and conditions of the black ownership initiative are fair and reasonable from a financial point of view to Liberty Life. JPMorgan has considered the terms and conditions of the black ownership initiative and,

based on a review of the information available to it and its discussions with management of Liberty Life, is of the opinion that, collectively, the terms and conditions of the black ownership initiative are fair and reasonable from a financial point of view to Liberty Life.

12.2 Opinion of the board

The board, together with Liberty Life's advisers, has structured the black ownership initiative and the general staff scheme in an attempt to ensure that they are in line with the long-term strategy of the Company.

The board is mindful that a failure by Liberty Life to embark on a BEE strategy that complies with the Charter will have negative consequences for the financial performance and sustainability of the Company.

Taking the above factors into account, the board has considered the terms and conditions of the black ownership initiative and JPMorgan's opinion and is of the unanimous opinion that they are fair and reasonable to Liberty Life.

Accordingly, the board recommends that shareholders vote in favour of the scheme at the scheme meeting and the resolutions to be proposed at the general meeting to be held on the same date and same venue as the scheme meeting, details of which will be set out in the circular referred to in the paragraph below. In respect of their personal holdings in Liberty Life, the directors intend to vote in favour of the scheme and the resolutions to be proposed at the general meeting.

Saki Macozoma recused himself from the decision-making process of the board due to his 20% interest in the issued share capital of Safika.

13. FURTHER IMPORTANT DETAILS AND THE CIRCULAR

Liberty Life shareholders will be advised in due course as to the important dates and times relevant to the black ownership initiative and the general staff scheme.

The circular setting out the full details of the black ownership initiative and the general staff scheme and the meetings required to approve them will be posted to Liberty Life shareholders in early September 2004.

Johannesburg

15 July 2004

Investment bank and joint sponsor

Standard Bank

Independent financial adviser

JPMorgan

Independent lead sponsor

Merrill Lynch

Attorneys

Werksmans

Reporting accountants and auditors

PWC

Financial adviser to MCI

MCI Advisers

Attorneys to the Tutuwa Consortium

Prinsloo, Tindle & Andropoulos Inc.Attorneys

Derek H. Rabin Attorneys

Moss Morris Attorneys

Date: 15/07/2004 02:23:24 PM Produced by the JSE SENS Department

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Release Date: 15/07/2004 00:00:00

Liberty Group Limited / Liberty Holdings Limited - Cautionary Announcement

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Reg. number 1957/002788/06)
Share code: LGL
ISIN: ZAE000024543
("Liberty Life")

Liberty Holdings Limited
(Incorporated in the Republic of South Africa)
(Reg. number 1969/002095/06)
Share Code: LBH
ISIN: ZAE000004032
("Liberty Holdings")

CAUTIONARY ANNOUNCEMENT

Shareholders are advised that Liberty Life is in the process of concluding a black economic empowerment transaction that, if successfully concluded, may have a material effect on the price of both the Liberty Life and Liberty Holdings ordinary shares. Accordingly, holders of these shares are advised to exercise caution when dealing in their shares until a full announcement is made.

Johannesburg
15 July 2004

Investment bank and joint sponsor
Standard Bank

Independent lead sponsor
Merrill Lynch

Date: 15/07/2004 08:52:03 AM Produced by the JSE SENS Department

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2004-06-30 17:24:26
LIBERTY GROUP LIMITED AND LIBERTY HOLDINGS LIMITED - TRADING STATEMENT AND CAUTIONARY ANNOUNCEMENT
Liberty Group Limited
("Liberty")
Registration number 1957/002788/06
JSE Share Code: LGL
Issuer Code: LIBU
ISIN Code: ZAE000024543
Incorporated in the Republic of South Africa
Liberty Holdings Limited
Registration number 1968/002095/06
JSE Share Code: LBH
ISIN Code: ZAE000004032
Incorporated in the Republic of South Africa

TRADING STATEMENT AND CAUTIONARY ANOUNCEMENT
Shareholders are advised that Liberty"s interim headline earnings per share for 2004 are expected to be materially higher (between 10% and 30%) than the 130,0 cents per share recorded for the six months ended 30 June 2003.
Total new business premiums are estimated to have increased by approximately 15% (8% on an indexed basis). Individual new business premiums have continued to grow at a reasonable rate, however a decrease is expected for the first half of 2004 compared with the first half in 2003 in corporate new business.
Net cash flows from insurance operations have remained positive during the first half of 2004, while the increase in management expenses per policy has been contained within the actuarial assumption of 5,5% per annum.
The Group"s capital position remains strong and embedded value per share is expected to be similar to the value of R57,58 at 31 December 2003.
The information contained in this announcement has not been reviewed and reported on by the company"s auditors and consequently holders of securities must exercise caution in their securities dealings until the publication of the financial results for the six months ending 30 June 2004, which is expected on or about 11 August 2004.
Johannesburg
30 June 2004
Liberty Holdings Limited is the holding company of Liberty Group Limited and has no other investments and carries on no other business other than that related to its investment in Liberty Group Limited. Consequently, Liberty Holdings Limited shareholders are referred to the comments made above in respect of Liberty Group Limited.
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 30/06/2004 05:24:30 PM Produced by the JSE SENS Department

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Release Date: 29/04/2004 00:00:00

Liberty Group Limited / Liberty Holdings Limited - Annual General Meeting

LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Group")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
LIBERTY HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration number 1968/002095/06
("Liberty Holdings")
Alpha Code LBH
ISIN Code ZAE000004032
ANNUAL GENERAL MEETING
Liberty Group and Liberty Holdings are pleased to announce that all the resolutions set out in the Notices of the Annual General Meeting dated 2 March 2004 were passed by the requisite number of shareholders at the Annual General Meeting held today.
Chief Executive Myles Ruck made the following comments regarding the group's operational performance for the first three months of the 2004 financial year at the company's annual general meeting today:
- Total new business premiums increased by more than 30%. On an indexed basis new business premiums increased by 20%. New business margins were maintained at around 20%;
- Net cash flows from insurance operations were positive at R1,1 billion; and Management expenses per policy were contained within the actuarial inflation assumption of 5,5% per annum.

He added that the performance for the first quarter of 2004 was encouraging as far as profitability is concerned.
Johannesburg
29 April 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 29/04/2004 11:30:52 AM Produced by the JSE SENS Department

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Release Date: 26/04/2004 00:00:00

Liberty Group Limited - Dealing In Securities By Company Secretaries Of Listed

Companies
Liberty Group Limited
Registration number 1957/002788/06
(Incorporated in the Republic of South Africa)
JSE Share Code: LGL
ISIN Code: ZAE000024543
DEALING IN SECURITIES BY COMPANY SECRETARIES OF LISTED COMPANIES
In compliance with the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of company secretary:	V E Barnard
Name of company:	Liberty Group Limited
Date of transaction:	23 April 2004
Nature of transaction:	Mr Barnard has accepted an offer to acquire 11 500 ordinary shares in Liberty Group Limited, allocated to him in terms of the Liberty Group Limited Share Incentive Scheme on 15 March 2004 at a price of R54,25 per share. Mr Barnard will be entitled to delivery of 50%, 75% and 100% of the shares in 2007, 2008 and 2009, respectively.
Nature and extent of director's interest:	Direct Beneficial

Clearance for this transaction has been obtained in accordance with the Listings Requirements Provisions.
Johannesburg
26 April 2004
Sponsor:
Merrill Lynch South Africa (Pty) Limited
Date: 26/04/2004 05:01:02 PM Produced by the JSE SENS Department

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Release Date: 20/04/2004 00:00:00

Liberty Group Limited - Dealing in securities by directors of listed companies

Liberty Group Limited
Registration number 1957/002788/06
(Incorporated in the Republic of South Africa)
Share Code: LGL
ISIN Code: ZAE000024543
Dealing in securities by directors of listed companies
In compliance with the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Name of director:	M J D Ruck
Name of company:	Liberty Group Limited
Date of transaction:	19 April 2004
Nature of transaction:	Mr Ruck has accepted an offer to acquire 200 000 ordinary shares in Liberty Group Limited, allocated to him in terms of the Liberty Group Limited Share Incentive Scheme on 15 March 2004 at a price of R54,25 per share. Mr Ruck will be entitled to delivery of 50%, 75% and 100% of the shares in 2007, 2008 and 2009, respectively.
Nature and extent of director's interest:	Direct Beneficial

Clearance for this transaction has been obtained in accordance with the Listings Requirements Provisions.
Johannesburg
20 April 2004
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 20/04/2004 04:28:45 PM Produced by the JSE SENS Department

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Release Date: 07/04/2004 00:00:00

Liberty Group Limited / Liberty Holdings Limited - No Change Statement And

Notice Of Annual General Meeting
LIBERTY GROUP LIMITED
Incorporated in the Republic of South Africa
Registration number 1957/002788/06
("Liberty Group")
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
LIBERTY HOLDINGS LIMITED
Incorporated in the Republic of South Africa
Registration number 1968/002095/06
("Liberty Holdings")
Alpha Code LBH
ISIN Code ZAE000004032
NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING
Audited Results
Shareholders are advised that the annual financial statements for the year ended 31 December 2003 will be posted to shareholders on 7 April 2004 and contain no modifications to the audited results which were published on 3 March 2004. PricewaterhouseCoopers Inc. audited the results and the annual financial statements of Liberty Group and Liberty Holdings and their reports are available for inspection at the registered offices of Liberty Group and Liberty Holdings.
Notice of the Annual General Meeting
Notice is hereby given that the 46th Annual General Meeting of Liberty Group and the 35th Annual General Meeting of Liberty Holdings shareholders will be held at the Liberty Conference Centre on Thursday, 29 April 2004 at 09:00 and 09:45, respectively, to transact business as stated in the notices of the annual general meeting, which were issued together with the annual reports containing the annual financial statements of Liberty Group and Liberty Holdings for the year ended 31 December 2003.
Johannesburg
7 April 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd

Date: 07/04/2004 07:25:44 AM Produced by the JSE SENS Department

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Release Date: 06/04/2004 00:00:00

Liberty Group Limited - Increase In Issued Share Capital Arising From

Implementation Of Share Options In Terms Of The Liberty Group Limited Share Option Schemes
LIBERTY GROUP LIMITED
Alpha Code: LGL
Issuer Code:LIBU
ISIN No. : ZAE000024543
Notification is hereby given that Liberty Group Limited has issued 1 176 692 new ordinary shares of 10 cents each pursuant to the implementation of share options in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE and London Stock Exchange for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 7 April 2004.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the above issue is 275 847 728 shares of 10 cents each.
Johannesburg
7 April 2004
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Date: 06/04/2004 05:57:00 PM Produced by the JSE SENS Department

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Release Date: 03/03/2004 07:13:10

Liberty Group Limited - Audited preliminary results for the year ended 31

December 2003
Liberty Group Limited
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)
Audited preliminary results for the year ended 31 December 2003

Features:
Indexed new business premiums up 4,8%
New business margin maintained at 20%
Market share of new business increased during 2003
Net cash inflow from insurance operations of R4,5 billion
Headline earnings per share down 11,5%
Capital adequacy cover of 2,6
Embedded value per share of R57,58 up 4,2%
Total dividend for the year maintained at 278 cents per share
Commentary on results
Liberty's results for 2003 benefited from the rally in both local and international equity markets during the second half of the year despite the strengthening of the Rand.
Although the long-term insurance industry experienced a challenging operating environment in 2003, new business nevertheless increased by 3,2%, new business margins were maintained at 20% and the group's capital adequacy requirement was covered 2,6 times by shareholders' funds. Customer service issues remain an area of high focus. A keen focus on expense control resulted in recurring expenses of the life companies being contained within the actuarial assumption on a per policy basis. Embedded value per share increased by 4,2% to R57,58.
Notwithstanding the much-improved investment market conditions during the second half of 2003, headline earnings of R949,1 million were 11,2% down on 2002 for reasons outlined later in this report.
Net cash inflows from Liberty's insurance business remained strong at R4 497,0 million. Despite a reduction of 11,2% in headline earnings, the final dividend for 2003 has been maintained at 116,0 cents per share due to the continued

strong cash inflows during 2003 and the group's healthy capital position.
Salient features of the 2003 results are:
Headline earnings
Group headline earnings for the year ended 31 December 2003 of R949,1 million decreased by 11,2% from 2002's R1 068,8 million. On a per share basis, headline earnings were 346,4 cents, down 11,5% from 2002's level of 391,5 cents.
Although much improved from the position at the half-year, headline earnings were nevertheless affected by the operating profit from insurance operations net of tax of R719,5 million for the whole year, down 19,1% from R889,1 million in 2002. This was mainly due to the inclusion in 2002 of releases from the life fund, not repeated in 2003.
As the following table shows, the implementation of AC 133 also impacted headline earnings negatively:

	2003 Rm	2002 Rm	
Operating profit from insurance operations net of tax	719,5	889,1	(19,1%)
Before AC 133 adjustment	755,9	889,1	(15,0%)
AC 133 adjustment	(36,4)		
Revenue attributable to shareholders' funds	324,8	261,6	24,2%
Preference dividend paid by subsidiary	(95,2)	(81,9)	16,2%
Headline earnings post AC 133	949,1	1 068,8	(11,2%)
Headline earnings pre AC 133	985,5	1 068,8	(7,8%)

Revenue earnings attributable to shareholders' funds increased by 24,2% as a result of the following:
Income from financial services operations increased by 25,3% to R199,9 million. Earnings from Liberty Ermitage rose by R15,1 million or 54,1% to R43,0 million, while Liberty's share of STANLIB earnings decreased by R17,5 million to R38,7 million. STANLIB incurred retrenchment costs in addition to the expected merger and integration costs in 2003. Liberty's shareholding in STANLIB reduced from 50% to 37,4% following the sale of 25,2% of STANLIB to an empowerment consortium led by Safika (Proprietary) Limited in 2003. The shareholders' trading portfolio in Electric Liberty recorded a profit of R47,2 million in 2003, compared to R14,9 million in 2002.
Electric Liberty's R39,7 million loss in 2002 in respect of the discontinued Freestyle loyalty programme and the MyLife financial planning facility was trimmed to R1,7 million last year; while Liberty Healthcare recorded a R0,5 million loss in 2003. This is not comparable with Healthcare's profit of R29,8 million in 2002, due to the outsourcing of administration to Medscheme in 2002 as well as further rationalisation in 2003 and the discontinuation of the Liberty Medical Scheme reinsurance. The only remaining activity in Liberty Healthcare is the Medscheme marketing interface. Earnings from Charter Life and Liberty Group Properties remained flat on 2002 levels.
Dividends from listed investments were 17,5% down at R32,9 million due to lower dividend income from SABMiller (as a result of the conversion of flat US Dollar denominated dividends into a stronger Rand) and GoldFields as a result of a lower shareholding (following the sale of 2,5 million shares in 2002 and 1 million shares in 2003), while other investment income increased by 30,3% to R304,4 million as a result of higher cash balances and preference share

investments.
The preference dividend of R95,2 million payable to Standard Bank was 16,2% up, and is attributable to a corresponding increase in embedded product bancassurance sales.

Total earnings

Liberty's total 2003 earnings of R1 161,7 million exceed 2002's R1 098,8 million by 5,7%.

A goodwill impairment charge of R62,4 million was raised in the first half of the year in respect of the UK's Hightree Financial Services.

Total earnings per share in 2003 increased by 5,4% to 424,0 cents.

Adoption of AC 133

The accounting statement on Financial Instruments: Recognition and Measurement (AC 133), was adopted in 2003.

The financial effects of the adoption of AC 133 are summarised as follows:

- effective 1 January 2003, policies classified as investment contracts in terms of AC 133 were valued at a minimum of their surrender value. This resulted in an increase in policyholders' liabilities at the beginning of the year of R130,8 million (before tax) and a corresponding reduction in retained earnings together with the attributable tax credit thereon. Headline earnings for 2003 were reduced by R36,4 million (after tax) for the same reason.
- unrealised investment losses of (R150,8) million and the attributable capital gains tax credit thereon of R20,6 million for 2003 on available for sale financial assets attributable to shareholders were accounted for directly against equity.
- AC 133 does not permit the restatement of prior year numbers.
- the adoption of AC 133 has had no material effect on embedded value or the value of new business.
- Further changes, refinements and clarification of interpretation are expected to be contained in the International Financial Reporting Standard for insurance to be issued in 2004. This may result in further changes to the group's recognition, measurement and disclosure on investment contracts.

Operating profit from insurance operations

The decrease of 19,1% from R889,1 million in 2002 to R719,5 million in 2003 in the operating profit from insurance operations is mostly attributable to the following:

- the inclusion in 2002 of releases from policyholder liabilities amounting to approximately R350 million (after tax), due mainly to reduced expenses on a per policy basis in that year. Expenses per policy for 2003 were roughly in line with actuarial assumptions and consequently no material releases from policyholder liabilities in this respect occurred during 2003.
- the improvement in policyholder investment returns for the year ended 31 December 2003 which had a positive impact on the operating profit from insurance operations. Shareholders' entitlements to 10% of capital bonuses declared to policyholders on certain classes of business were significantly better than in 2002.
- the implementation of AC 133 which reduced headline earnings in 2003 by R36,4 million (after tax). In 2002 the amount that would have reduced headline earnings if AC 133 had been applied retrospectively amounted to R23,0 million (after tax).

Investment returns

The improvement in the JSE All Share index in the last quarter of 2003 had a positive impact on the shareholders' participation in 10% of capital bonuses. This participation is best approximated with reference to a weighted policyholder investment portfolio return calculated specifically for this purpose, which was 12,5% for the year ended 31 December 2003. This compares with a negative return of 9,5% for 2002 and the actuarial assumption for 2003 of 12,3%.

Negative investment market returns in Rand terms in the foreign portfolio (-3,1%) can be ascribed to the strengthening of the rand compared to all major foreign currencies during 2003 notwithstanding strong investment performance in foreign currency.

STANLIB Asset Management produced investment returns that beat the benchmarks in both the equity (by 1,2%) and bond (by 2,3%) component portfolios of the life fund, while the international component portfolio return was slightly below its benchmark. The Preferred Assets portfolio, which is a good proxy for the performance of assets attributable to policyholder liabilities administered by STANLIB, delivered a return of 14,9% for the year. Over five years, the portfolio reflects a compound annual return of 18,3%.

New business

Indexed new business (a generally accepted measure used in the industry, which comprises 10% of single premiums plus recurring new business premium) of R3 807,8 million during 2003 was 4,8% ahead of 2002, while total new business of R11 667,0 million was 3,2% up, comprised as follows:

Total new recurring premiums	R2 934,6 million	+5,5%
Total new single premiums	R8 732,4 million	+2,5%

Liberty Group's total individual new business for 2003 (which includes Charter Life) reduced by 3,9% to R9 311,4 million compared to 2002, while corporate new business rose 46,5% to R2 355,6 million. On an indexed basis, individual new business was up by 3,0%, and corporate new business by 14,6%.

Total 2003 bancassurance new business premiums decreased by 16,0% to R2 659,3 million compared to 2002 - though on an indexed basis, new bancassurance business was up 5,5%. New recurring premiums were up 19,0%, while single premiums were down 23,4%.

Market share

The group's share of the total South African recurring individual new business market according to the Life Offices' Association statistics as at 30 September 2003 plus Charter Life remained at 23,5% (against statistics at 31 December 2002), while our share of the single premium individual new business market grew from 20,2% at 31 December 2002 to 22,4% at 30 September 2003.

Value of new business and new business margin

The value of new business increased by 0,7% from R604,6 million for 2002 to R608,9 million for 2003, while the new business margin was maintained at 20%.

Net cash inflow from insurance operations

Net inflow of funds remained strong in the year to 31 December 2003 at R4 497,0 million. Total inflows increased by 10,4% to R18 121,8 million, while total claims, policyholder benefits and payments under investment contracts were 14,4% up, at R13 624,8 million.

Liberty's number of in force policies increased by 42 745 during 2003 (2002: 50

595).

Management expenses and costs per policy

Average acquisition cost per new policy in 2003 increased by 7,2% over 2002. Renewal expenses per policy increased by 6,5% in line with actuarial assumptions. No material expense profits or losses have been included in the operating profit from insurance operations for the year ended 31 December 2003. Total group expenditure of R1 860,9 million was 10,1% higher than in 2002.

Embedded value

Embedded value at 31 December 2003 amounted to R15 816,9 million or R57,58 per share (R55,28 at 31 December 2002). Shareholders' funds increased from R8 588,1 million at 31 December 2002 to R8 782,2 million at 31 December 2003, while the net value of in force business increased from R5 700,4 million at 31 December 2002 to R6 493,8 million at 31 December 2003 and the fair value adjustment decreased from R838,1 million at 31 December 2002 to R540,9 million at 31 December 2003. The fair value adjustment for 2003 includes a deduction of the carrying value of the purchase consideration of the business acquired from Investec Employee Benefits in order to avoid duplication of that amount which has been included in Liberty's embedded value of in force business at 31 December 2003.

Capital adequacy

The capital adequacy requirement (CAR) for the group increased by 19,1% from R2 856,6 million at 31 December 2002 to R3 402,7 million at 31 December 2003. Charter Life's CAR increased by R154,1 million largely due to the re-modeling of investment guarantees. The group capital adequacy multiple decreased from 3,0 times at 31 December 2002 to 2,6 times at 31 December 2003.

Prospects

There have been some initial signs of improving investor confidence and, should this continue, we expect increased new business volumes in the months to come. Should growth in financial results continue at 2003 levels during 2004, headline earnings for 2004 are expected to reflect a real increase over 2003.

Dividend

Notice is hereby given that a final dividend No. 76 of 116,0 cents per share has been declared in respect of the year ended 31 December 2003, bringing the total dividend for the year to 278,0 cents, the same as for 2002. Dividend cover for 2003 on this basis is 1,3 times headline earnings per share.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 26 March 2004
First trading day ex dividend on the JSE	Monday, 29 March 2004
Record date	Friday, 2 April 2004
Payment date	Monday, 5 April 2004

Share certificates may not be dematerialised or rematerialised between Monday 29 March 2004 and Friday 2 April 2004 both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 5 April 2004.

Audit opinion

The auditors, PricewaterhouseCoopers Inc., have issued their opinions on the

group financial statements and embedded value statement for the year ended 31 December 2003. A copy of the auditors' unqualified reports are available for inspection at the Company's registered office.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

2 March 2004

Accounting policies and presentation

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting for investments in subsidiary companies and joint ventures. These accounting policies are consistent with those applied at 31 December 2002, except for the adoption of the accounting statement on Financial Instruments: Recognition and Measurement (AC 133), which became effective for financial years commencing on or after 1 July 2002.

In accordance with AC 133 read together with the guidance on the application of AC 133 to liabilities arising from long-term insurance contracts, certain policyholder liabilities have been classified as "insurance contracts" while others have been classified as "investment contracts". Liberty classifies all policyholder contracts that transfer significant insurance risk as insurance contracts and values them in terms of the Financial Soundness Valuation (FSV) basis contained in PGN104 issued by the Actuarial Society of South Africa. The liabilities under insurance contracts are now being disclosed separately from liabilities under investment contracts on the balance sheet. Investment contracts are valued at fair value as described in AC 133 and its guidance statement.

There is currently no International Financial Reporting Standard for insurance contracts, although the International Accounting Standards Board has a project underway to address this issue. It is likely that an International Financial Reporting Standard on insurance contracts (phase 1) will be released in 2004. Finalisation of phase 2 which will deal with the valuation of insurance contracts is not expected for a number of years to come. Solutions are consequently being implemented in order to limit significant temporary changes to the treatment of investment and insurance contracts within South Africa, while conforming to AC 133.

TRANSFER SECRETARIES:
Computershare Limited
(Registration number 2000/006082/06
70 Marshall Street, Johannesburg, 2001.
PO. Box 1053, Johannesburg, 2000.
Telephone +27 11 370-5000

SPONSOR:
Merrill Lynch
(Global markets and investment banking group)

Summarised group balance sheet

	31 December 2003	31 December 2002

	Rm	Rm
Assets		
Investments	91 508,4	81 369,3
Owner-occupied properties	725,4	625,1
Goodwill	80,5	158,2
Intangible assets	195,5	35,6
Tangible assets	363,3	321,7
Current assets	3 684,8	3 750,2
Total assets	96 557,9	86 260,1
Capital, reserves and liabilities		
Shareholders' funds	8 782,2	8 588,1
Minority interests	1,0	1,0
Policyholder liabilities	83 839,6	73 595,6
Liabilities under insurance contracts	56 296,0	
Liabilities under investment contracts	27 543,6	
Convertible bonds	1 499,8	1 946,8
Retirement benefit obligation	155,1	143,0
Deferred tax	313,2	225,5
Current liabilities	1 967,0	1 760,1
Total capital, reserves and liabilities	96 557,9	86 260,1
Capital adequacy requirement	3 402,7	2 856,6
Capital adequacy requirement: times covered	2,6	3,0

Summarised group income statement

	31 December 2003 Rm	31 December 2002 Rm	% Change
Operating profit from insurance operations net of tax	719,5	889,1	(19,1%)
Revenue earnings attributable to shareholders' funds	324,8	261,6	24,2%
Preference dividend in subsidiary	(95,2)	(81,9)	16,2%
Headline earnings	949,1	1 068,8	(11,2%)
Goodwill amortisation and impairment	(77,7)	(13,6)	471,3%
Realised investment gains attributable to shareholders' assets	315,4	52,4	501,9%
Capital gains tax attributable to realised shareholders' investment gains	(25,1)	(8,8)	185,2%
Total earnings	1 161,7	1 098,8	5,7%
Headline return on equity	11,7%	13,5%	

With the implementation of AC 133, unrealised investment gains/(losses) on available-for-sale assets are taken directly to equity with effect from 1 January 2003. Only realised gains/(losses) on shareholders' assets are shown in the income statement (below headline earnings). For the year ended 31 December 2003 unrealised losses amounting to R150,8 million have been taken directly to equity and realised gains of R315,4 million are reflected in the income statement. The comparatives have not been restated. Both unrealized losses and realised gains amounting to R450,7 million and R503,1 million respectively for the year ended 31 December 2002 are included in the income statement

comparative.

Per share details

	cents	cents	
Headline earnings per share			
Basic	346,4	391,5	(11,5%)
Fully diluted	345,9	389,6	(11,2%)
Total earnings per share			
Basic	424,0	402,5	5,3%
Fully diluted	417,9	400,5	4,3%
Weighted average number of shares in issue (millions)	274,0	273,0	0,4%
Total number of shares in issue (millions)	274,7	273,6	0,4%
Fully diluted weighted average number of shares (millions)	297,5	274,3	8,5%

Group embedded value

	31 December 2003 Rm	31 December 2002 Rm	% Change
Risk discount rate used	11,50%	12,75%	
Shareholders' net assets	8 782,2	8 588,1	2,3%
Net value of life business in force	6 493,8	5 700,4	13,9%
Value of life business in force	6 685,5	5 837,0	14,5%
Cost of solvency capital	(191,7)	(136,6)	40,3%
Fair value adjustment	540,9	838,1	(35,5%)
Embedded value	15 816,9	15 126,6	4,6%

Value of new business and new business margins

	31 December 2003 Rm	31 December 2002 Rm	% Change
Value of new business written in the year	608,9	604,6	0,7%
Gross of cost of solvency capital	624,9	618,2	1,1%
Cost of solvency capital	(16,0)	(13,6)	17,6%
New business index net of contractual increases	3 060,2	2 983,2	2,6%
Value of new business as a percentage of indexed new business (new business margin)	19,9%	20,3%	(0,4%)

Embedded value profits

	31 December 2003 Rm	31 December 2002 Rm
Embedded value at the end of the year	15 816,9	15 126,6
Less capital raised	(38,9)	(44,1)
Plus dividends paid	760,9	851,0
Less embedded value at the beginning of the year	(15 126,6)	(14 767,4)
Embedded value profits	1 412,3	1 166,1
Return on shareholders' net assets	16,4%	14,0%
Return on embedded value	9,3%	7,9%

Analysis of embedded value profits

	31 December 2003 Rm	31 December 2002 Rm
Investment return on shareholders' net assets and fair value adjustment	86,2	(311,5)
Translation gains/(losses) in respect of foreign assets	(48,0)	(189,0)
Other investment returns on shareholders' assets	256,2	(122,5)
Deduction of the carrying value of Investec Employee Benefits, included within the value of life business in force	(122,0)	
Net effect of changes required on the implementation of AC 133	(1,7)	-
Expected return on value of life business	741,4	756,9
Investment experience variation on life business	107,8	(696,8)
Other experience variations	(68,4)	155,2
Changes in economic assumptions	239,5	227,7
Changes in non-economic assumptions	(10,4)	260,5
Variation in tax	-	50,8
Value of new business	608,9	604,6
Changes in modelling methodology	(291,0)	118,7
Embedded value profits	1 412,3	1 166,1

Bases and assumptions

(i) Future investment returns on the major asset classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a. 2003	2002
Government stock	9,5%	10,75%
Equities	11,5%	12,75%
Property	10,5%	11,75%

(ii) The risk discount rate has been set equal to the investment return on equity assets 11,5% 12,75%

(iii) Maintenance expense inflation rate 5,5% 6,75%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis at tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) has been taken into account in the embedded value. Allowance has been made for future Secondary Tax on Companies.

(vi) Other bases, bonus rates and assumptions:
In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of the fair value adjustment:

The fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareholders' funds and removes the carrying value of the present value of in force business acquired from Investec Employee Benefits from shareholders' net assets (since it is now included in the value of in force business).

This adjustment consisted of the following:

	31 December 2003 Rm	31 December 2002 Rm
Liberty Group Properties (Proprietary) Limited	216,0	240,0
Liberty Ermitage Jersey Limited	140,0	190,4
STANLIB Limited	306,9	407,7
Carrying value of in force business acquired from Investec Employee Benefits	(122,0)	-
	540,9	838,1

These items were calculated as follows:

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited, a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 10 (2002: 10 and 15) respectively.

The fair value adjustment for STANLIB Limited has been determined with reference to the price obtained for the sale of 25,2% of STANLIB to the black empowerment consortium led by Safika (Proprietary) Limited during 2003. This effectively values STANLIB at R1,4 billion.

(viii) The amount of R1,7 million shown as the effect of changes required on the implementation of AC 133, being an increase in policyholders' liabilities of R130,8 million, is the result of:

a reduction in shareholders' net asset value of R91,5 million (R130,8 million before tax); and

an increase in the value of the life business in force of R89,8 million being the embedded value thereof.

(ix) The amount of R68,4 million shown for other experience variations arises mainly from:

increased allowance for shareholders' recurring expenses;

the termination of medical reinsurance business; offset by

the Investec Employee Benefits initial embedded value; and

other experience variations amounting to R21,6 million.

(x) The amount of R239,5 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.

(xi) The amount of R291,0 million shown for the changes in modelling methodology arises mainly from:

allowing more accurately for premium increases and paid-up policies on individual business;

allowance for reinsurance in respect of corporate business in line with current practice; and

refinements made to Charter Life's embedded value model.

(xii) Non-recurring expenses amounting to R111,3m were identified in 2003.

These were largely due to discontinued salary costs, previously-incurred corporate activity costs (now expensed) and a provision required to cover an estimated adjustment in the Liberty pension fund as a result of initial calculations of the surplus apportionment in terms of the Pension Fund Second Amendment Act 39 of 2001. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

Summarised group cash flow statement

	31 December 2003 Rm	31 December 2002 Rm
Cash flows from operating activities	4 225,7	3 096,1
Cash flows from investing activities	(4 178,8)	(3 712,2)
Cash flows from financing activities	38,9	32,0
Net increase/(decrease) in cash and cash equivalents	85,8	(584,1)
Cash and cash equivalents at beginning of year	273,5	912,1
Foreign exchange movements on cash balances	(13,8)	(54,5)
Cash and cash equivalents at end of year	345,5	273,5

New business

	Recurring premiums and fund inflows 31 December		Single premiums and fund inflows 31 December	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
Individual business	2 503,5	2 356,6	6 807,9	7 335,7
Corporate business	431,1	425,8	1 924,5	1 182,5
Total new Business	2 934,6	2 782,4	8 732,4	8 518,2
Change	5,5%		2,5%	

	Total premiums and fund inflows 31 December		
	2003 Rm	2002 Rm	% Change
Individual business	9 311,5	9 692,3	(3,9%)
Corporate business	2 355,5	1 608,3	46,5%
Total new Business	11 667,0	11 300,6	3,2%
New business Index	3 807,8	3 634,2	4,8%

Net cash flow from insurance operations

	Individual Business 31 December		Corporate Business 31 December	
	2003 Rm	2002 Rm	2003 Rm	2002 Rm
Net premium income and fund inflows	13 556,3	13 376,4	4 565,5	3 038,7
Net single premium income and fund inflows	6 938,1	7 376,7	2 458,4	1 182,5

Net recurring premium income and fund inflows	6 618,2	5 999,7	2 107,1	1 856,2
Total claims and policyholders' benefits and fund outflows	(10 435,8)	(9 665,6)	(3 189,0)	(2 248,2)
Net cash inflow	3 120,5	3 710,8	1 376,5	790,5

	Total 31 December 2003 Rm	2002 Rm	% Change
Net premium income and fund inflows	18 121,8	16 415,1	10,4%
Net single premium income and fund inflows	9 396,5	8 559,2	9,8%
Net recurring premium income and fund inflows	8 725,3	7 855,9	11,1%
Total claims and policyholders' benefits and fund outflows	(13 624,8)	(11 913,8)	14,4%
Net cash inflow	4 497,0	4 501,3	(0,1%)

Analysis of shareholders' funds

	group funds invested at 31 December 2003 Rm	2002 Rm
Charter Life (excluding operating profit from insurance operations)	885,6	698,2
Financial services operations	1 137,5	1 232,1
Listed investments	1 303,6	1 250,6
Edcon	38,6	117,4
GoldFields	153,6	315,1
Metro Cash and Carry	232,1	210,7
SABMiller	655,1	585,7
Other	224,2	21,7
Other investments	5 455,5	5 407,2
Cash, preference shares and unit trusts	2 096,6	1 177,5
Foreign assets	1 560,0	2 037,6
Convertible bond liability	(1 499,8)	(2 032,1)
Unlisted investments	76,6	338,7
Fixed assets and working capital	1 708,9	1 931,9
Share of pooled portfolios	1 513,2	1 953,6
Management expenses		
Normal tax		

Secondary tax on companies on ordinary dividends		
Total	8 782,2	8 588,1

	group net revenue earned year ended 31 December	
	2003	2002
	Rm	Rm
Charter Life (excluding operating profit from insurance operations)	49,3	47,5
Financial services operations	150,6	112,1
Listed investments	32,9	39,9
Edcon	5,0	4,7
GoldFields	8,2	10,4
Metro Cash and Carry		
SABMiller	18,7	23,9
Other	1,0	0,9
Other investments	304,4	233,7
Cash, preference shares and unit trusts	128,4	100,8
Foreign assets	99,7	151,2
Convertible bond liability	(119,7)	(189,4)
Unlisted investments	8,0	41,8
Fixed assets and working capital		
Share of pooled portfolios	188,0	129,3
Management expenses	(91,3)	(57,3)
Normal tax	(39,9)	(28,2)
Secondary tax on companies on ordinary dividends	(81,2)	(86,1)
Total	324,8	261,6

	group investment gains/(losses) year ended 31 December	
	2003	2002
	Rm	Rm
Charter Life (excluding operating profit from insurance operations)	47,5	3,6
Financial services operations	3,3	298,7
Listed investments	128,1	62,8
Edcon	93,8	59,3

GoldFields	(52,1)	193,0
Metro Cash and Carry	13,4	15,7
SABMiller	69,5	(166,4)
Other	3,5	(38,8)
Other investments	(14,3)	(312,7)
Cash, preference shares and unit trusts	98,0	(2,1)
Foreign assets	(442,9)	(954,4)
Convertible bond liability	470,4	980,5
Unlisted investments	(52,2)	(59,1)
Fixed assets and working capital		
Share of pooled portfolios	(87,6)	(277,6)
Management expenses		
Normal tax		
Secondary tax on companies on ordinary dividends		
Total	164,6	52,4

Statement of changes in group shareholders' funds

	31 December 2003 Rm	31 December 2002 Rm
Shareholders' funds at 31 December as previously published	8 588,1	8 345,8
Restatement of opening retained surplus on implementation of AC 133	(91,5)	
Shareholders' funds restated at 1 January	8 496,6	8 345,8
Total earnings	1 161,7	1 098,8
Unrealised investment losses on shareholders' assets recognised directly against equity	(150,8)	
Capital gains tax attributable to unrealised shareholders' investment losses recognised directly against equity	20,6	
Ordinary dividends	(760,9)	(851,0)
2001 Final dividend No. 72 of 150 cents - LDR 20 March 2002		(408,6)
2002 Interim dividend No. 73 of 162 cents - LDR 23 August 2002		(442,4)
2002 Final dividend No. 74 of 116 cents - LDR 20 March 2003	(317,4)	
2003 Interim dividend No. 75 of 162 cents - LDR 22 August 2003	(443,5)	
Translation difference relating to equity component of the convertible bonds	(23,9)	(49,6)
Subscriptions for shares	38,9	44,1
Shareholders' funds at 31 December	8 782,2	8 588,1

Commitments

	31 December 2003 Rm	31 December 2002 Rm
Capital commitments	164,8	450,8
Under contracts	147,7	297,2
Authorised by the directors but not contracted	17,1	153,6
Operating lease commitments	48,5	156,4
Less than 5 years	45,9	114,7
5 to 10 years	2,6	41,7
Total commitments	213,3	607,2

These results are available at www.liberty.co.za.

Date: 03/03/2004 07:11:26 AM Produced by the JSE SENS Department

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LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
Incorporated in the Republic of South Africa

LIBERTY HOLDINGS LIMITED
Registration number 1968/002095/06
Alpha Code LBH
ISIN Code ZAE000004032
Incorporated in the Republic of South Africa

TRADING UPDATE AND CAUTIONARY ANNOUNCEMENT

Liberty Group's results for the year ended 31 December 2003 will be released on 3 March 2004, but the Board has deemed it appropriate to give shareholders an early indication of the year's performance. Notwithstanding the fact that the long-term insurance industry has experienced a tough operating environment in 2003, Liberty's new business premiums were marginally higher than in 2002 (both in absolute terms and on an indexed basis), and initial indications are that new business margins were maintained in the range experienced in recent years and net cash inflows from insurance operations remained strong. Expenses have been curtailed and are within the actuarial assumption on a per policy basis.

The weighted average investment return for 2003 on the equity, managed and foreign assets portfolios for 2003 was +12,5% versus –9,5% in 2002.

Despite the positive impact on the life fund operating surplus of the turnaround in investment returns, a year-on-year reduction in headline earnings is still anticipated as a result of the inclusion in 2002 of releases from the life fund, due mainly to reduced expenses on a per policy basis in that year (as per the Group's interim announcement).

Initial estimates of headline earnings per share (which take the impact of investment returns on the life fund operating surplus into account) indicate that the year-on-year decrease is expected to be between 10% and 15%. Shareholders are cautioned that the year-end actuarial valuation has not been completed and finalisation of this valuation may impact upon the initial estimate of headline earnings per share.

The company's capital position remains strong and it is not anticipated that the capital adequacy cover will have deteriorated from the level at 30 June 2003 of 2,6. Similarly, embedded value per share is expected to be higher than the value shown at 30 June 2003 of R53,42.

The information contained in this announcement has not been reviewed and reported on by the company's auditors and consequently holders of securities must exercise caution in their securities dealings until the publication of the financial results for the year ended 31 December 2003.

Liberty Holdings Limited is the holding company of Liberty Group Limited and has no other investments and carries on no other business other than that related to its investment in Liberty Group Limited. Consequently, Liberty Holdings Limited shareholders are referred to the comments made above in respect of Liberty Group Limited.

Date: 19 January 2004

SPONSOR
Merrill Lynch South Africa (Proprietary) Limited

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Release Date: 04/12/2003 10:24:09

LIBERTY HOLDINGS LIMITED AND LIBERTY GROUP LIMITED - ANNOUNCEMENT PURSUANT TO

SECTION 3.59 OF THE LISTINGS REQUIREMENTS - BOARD APPOINTMENT
LIBERTY HOLDINGS LIMITED
Registration number 1968/002095/06
JSE Code: LBH
Isin Code: ZAE000004032
LIBERTY GROUP LIMITED
Registration number 1957/002788/06
JSE Code: LGL
Isin Code: ZAE000024543
Issuer Code: LIBU

ANNOUNCEMENT PURSUANT TO SECTION 3.59 OF THE LISTINGS REQUIREMENTS - BOARD APPOINTMENT

Liberty Holdings and Liberty Group are pleased to announce the appointment of Saki Macozoma to their Boards with effect from 3 December 2003.

Saki Macozoma is the Chairman of STANLIB, Chief Executive of New Africa Investments Limited (NAIL), Chairman of Andisa Capital, a director of Standard Bank of South Africa, the Standard Bank Group, Murray and Roberts and Volkswagen. He is also deputy Chairman of Safika Holdings.

"We are delighted with the appointment of Saki Macozoma to the Boards of Liberty and believe he will make a significant contribution to the leadership and direction of the Group," comments Derek Cooper, Chairman of Liberty.

For further information please contact:
Derek Cooper
Chairman
Liberty Group Limited
Telephone:(011) 636 4401
4 December 2003
SPONSOR:
Merrill Lynch South Africa (Proprietary) Limited
Date: 04/12/2003 10:24:03 AM Produced by the JSE SENS Department

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Release Date: 19/11/2003 12:14:25

LIBERTY HOLDINGS LIMITED/ LIBERTY GROUP LIMITED - BOARD APPOINTMENT

LIBERTY HOLDINGS LIMITED
Registration number 1968/002095/06
Alpha Code LBH
Isin Code ZAE000004032
LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Isin Code ZAE000024543
Issuer Code LIBU
ANNOUNCEMENT PURSUANT TO SECTION 3.59 OF THE LISTINGS REQUIREMENTS
BOARD APPOINTMENT
Following the appointments of Angus Band and Dr Sibusiso Sibisi, Liberty Holdings and Liberty Group are pleased to announce the appointment of Professor Leila Patel to their Boards with effect from 1 January 2004.
Leila Patel is Professor of Social Development Studies and Chairperson of the Department of Social Work at Rand Afrikaans University and is currently the chairperson of the South African National Commission for UNESCO. Previously she was Vice-Principal and Deputy Vice-Chancellor of the University of the Witwatersrand (October 1998 to June 2000). She played an active public service role for close to three decades and has participated in numerous academic, professional, community and women's and students' forums.
Derek Cooper, Chairman of Liberty, comments -
"We are delighted that Leila Patel has accepted our invitation to join the Liberty Boards and believe she will add a new dimension to the leadership and direction of the Group."
For further information please contact -
Derek Cooper
Chairman
Liberty Group Limited
Telephone - (011) 636 4401
19 November 2003
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 19/11/2003 12:14:20 PM Produced by the JSE SENS Department

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Release Date: 31/10/2003 14:27:11

LIBERTY GROUP - CHANGES TO REPORTING STRUCTURE

LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL Isin Code ZAE000024543
Issuer Code LIBU
LIBERTY GROUP - CHANGES TO REPORTING STRUCTURE

When we announced our interim results in August, we indicated that it was our intention to look at repositioning the business of Charter Life. We also talked about the need for us to focus on customer service and the fact that we would be faced with the challenge of complying with the Financial Sector Charter. In order to achieve these objectives, we have made some changes to the reporting structures.

Alan Woolfson, currently Managing Director of Charter Life, will be taking up a new position as Managing Director: Group Customer Service with immediate effect and will report to the Chief Executive, Myles Ruck. He will be Liberty's internal ombudsman and will be responsible for ensuring that our overall service to our customers reaches a level of excellence in the industry. In addition, it has been agreed that Standard Bank Financial Consultants (SBFC) will report to him so that he can retain an active interest in Liberty's ongoing business.

Peter Laburn, currently Managing Director: Insurance Operations, has agreed to a realignment of his focus within Liberty. He will assume responsibility for the repositioning of Charter Life and will be looking to appoint a new Managing Director for that business. In addition, he will be responsible for co-ordinating the successful implementation of the Financial Sector Charter. He will continue to look after the marketing and brand positioning for Liberty and will also work closely with the Liberty Foundation in promoting its activities.

As a result of this change in Peter's responsibilities, Liberty Personal Benefits, Liberty Corporate Benefits, Group Information Technology and Group Legal will report to Myles Ruck.

For further information please contact :
Myles Ruck
Chief Executive
Liberty Group Limited
Telephone (27 11) 408 2001
Issued by :

Heather Ferreira
Head: Group Corporate Communications
Liberty Group Limited
Telephone (27 11) 408 3483
31 October 2003
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 31/10/2003 02:27:04 PM Produced by the JSE SENS Department

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Release Date: 10/10/2003 15:51:51

LIBERTY HOLDINGS LIMITED/ LIBERTY GROUP LIMITED - BOARD APPOINTMENTS

LIBERTY HOLDINGS LIMITED
Registration number 1968/002095/06
Alpha Code LBH Isin Code ZAE000004032
LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL Isin Code ZAE000024543
Issuer Code LIBU
ANNOUNCEMENT PURSUANT TO SECTION 3.59 OF THE LISTINGS REQUIREMENTS
BOARD APPOINTMENTS
Liberty Holdings and Liberty Group are pleased to announce the appointment of Angus Band and Sibusiso Sibisi to their Boards with immediate effect.
Angus Band is Group Managing Director for AVI. He spent 15 years with the PG Group in various financial and commercial positions. A two-year assignment as Chief Financial Officer of Telkom ended in 1997 following the introduction of a strategic equity partner in Telkom. He then joined AVI as Group Financial Director, which was followed by a year as Managing Director of National Brands Limited prior to his current appointment.
Sibusiso Sibisi is President and CEO of the Council for Scientific and Industrial Research. He served as Chairperson of the National Advisory Council on Innovation from 1998 to 2001. He is Chairperson of the Tellumat Board and sits on the Boards of Harmony Gold Mining Company Limited, Denel and the State Information Technology Agency.
Derek Cooper, Chairman of Liberty, comments -
"We are delighted with the appointment of this high calibre of individuals to the Boards of Liberty and believe each person will make a significant contribution to the leadership and direction of the Group. It is expected that we will be in a position to announce the appointment of a further two directors shortly."
For further information please contact -

Derek Cooper
Chairman
Liberty Group Limited
Telephone - (011) 636 4401

10 October 2003

SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 10/10/2003 03:51:41 PM Produced by the JSE SENS Department

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Release Date: 06/08/2003 09:15:25

Liberty Group Limited/Liberty Holdings Limited - Approval by the Competition

Tribunal of the acquisition of Investec Employee Benefits Limited's Fully Administered Group and Permanent Health Insurance Business policyholder liabilities

Liberty Group Limited	Liberty Holdings Limited
(Incorporated in the Republic of South Africa)	(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)	(Registration number 1968/002095/06)
("Liberty")	("Libhold")
Share code: LGL	Share code : LBH
ISIN Code: ZAE000024543	ISIN Code: ZAE000004032

Approval by the Competition Tribunal of the acquisition of Investec Employee Benefits Limited's Fully Administered Group and Permanent Health Insurance Business policyholder liabilities ("the Proposed Transaction")

i capital advisers are authorised to announce that, further to the announcement dated 15 April 2003, the Competition Tribunal has approved the Proposed Transaction between Liberty and Investec Employee Benefits Limited ("IEB"). Liberty and IEB will seek a formal transfer, in terms of the Long Term Insurance Act, of all the above policyholder liabilities to Liberty. Accordingly both parties will make an application to the High Court of South Africa to grant a court order to give effect to this transfer.

Johannesburg
6 August 2003

Financial adviser : i capital advisers Legal adviser : Werksmans Inc
Sponsor to Liberty : Merrill Lynch Sponsor to Libhold : Merrill Lynch

Date: 06/08/2003 09:15:14 AM Produced by the JSE SENS Department

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Release Date: 18/06/2003 08:00:23

Standard Bank Group/ Libhold/ Liberty Group - Sale By Standard Bank

Group And Liberty Group Of 25,2% Of Stanlib To An Empowerment Consortium

Standard Bank Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1969/017128/06)
Share code: SBK Namibian Share code: SNB
ISIN: ZAE000038873
("Standard Bank Group")

Liberty Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/002095/06)
Share code: LBH ISIN: ZAE000004032
("Libhold")

Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Group")

Safika
(Incorporated in the Republic of South Africa)
(Registration number 1996/001693/07)
("Safika")

STANLIB Limited
(Incorporated in the Republic of South Africa)
(Registration number 1996/014748/06)
("STANLIB" or "the Company")

Simeka Investment Holdings (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 1996/002931/07)
("Simeka")

Nduna Trust
(Master's reference number IT 12995/98)
("Nduna")

SALE BY STANDARD BANK GROUP AND LIBERTY GROUP OF 25,2% OF STANLIB TO AN

EMPOWERMENT CONSORTIUM

1. INTRODUCTION

Standard Corporate and Merchant Bank is authorised to announce that Standard Bank Group and Liberty Group have entered into heads of agreement with a consortium led by Safika, which includes Nduna and Simeka and which will include a broad based empowerment trust ("BBET") (collectively, the "Consortium"), in terms of which the Consortium will acquire a 25,2% interest in STANLIB. A new limited liability company ("Newco") will be formed to hold the Consortium's interest in STANLIB. In terms of the heads of agreement, Standard Bank Group and Liberty Group will each sell 12,6% of the issued ordinary shares of STANLIB to Newco (the "Transaction"), which shares shall rank pari passu in all respects with the remaining issued ordinary shares in STANLIB held by Standard Bank Group and Liberty Group.

2. THE CONSORTIUM

The Consortium's membership comprises parties from the empowerment sector of South Africa. A brief summary of the credentials of the members of the Consortium is set out below.

2.1 Safika

Safika is an investment holding company, which focuses on making strategic investments and assisting with the management of such investments. It actively facilitates greater black shareholder participation in South Africa's economic evolution, ensures black economic prosperity by forming strategic alliances and acquiring significant interests in viable business ventures and promotes black business empowerment and constructive community involvement. Safika has investments in the fields of communications, infrastructure, human capital, natural resources and financial services. The directors of Safika include Mr Saki Macozoma, Mr Moss Ngoasheng and Mr Vuli Cuba. Safika will have a 51% shareholding in Newco.

2.2 BBET

The BBET will be created for the benefit of organisations representing broad based communities from historically disadvantaged backgrounds. The principal beneficiaries of the BBET will be community organisations, selected historically black universities, an NGO investment trust, youth groups, women's groups and black economic empowerment entrepreneurial groups. The BBET will have a 35% shareholding in Newco.

2.3 Nduna

Nduna is led by Mr Ronnie Ntuli who has established himself as a respected advisor to both South African and international corporates and investors on investment strategies in Africa. Mr Ntuli recently completed two terms as President of The Johannesburg Metropolitan Chamber of Commerce and Industry and serves as director on a number of boards. Mr Ntuli was recently appointed as Chief Executive Officer of Andisa Capital (Proprietary) Limited, which is the new empowered financial services company created in partnership with Standard Bank Group. Nduna will have a 9% shareholding in Newco.

2.4 Simeka

Simeka is an investment holding company which provides management consulting, training, capacity building, employee benefits solutions, communications and marketing services to the Government of South Africa, public sector organisations and international agencies. Simeka will have a 5% shareholding in Newco.

3. RATIONALE FOR THE TRANSACTION

It is the view of Standard Bank Group and Liberty Group that transformation is a national and business imperative. Standard Bank Group and Liberty Group are actively involved in the process of transformation to ensure that they, their subsidiaries and their associates support South Africa's socio-economic objectives and participate in the new and exciting challenges and opportunities being presented.

The Transaction establishes an empowerment partnership between the Consortium, Standard Bank Group and Liberty Group. The goal of this partnership will be to meet the objectives set out above and to develop new sources of business for the mutual benefit of all of STANLIB's shareholders.

4. KEY TERMS OF THE TRANSACTION

4.1 Shareholding structure

The ordinary shares of Newco will be owned 51% by Safika and 49% by the other members of the Consortium. The ownership structure of STANLIB, subsequent to the implementation of the Transaction, is set out as follows.

Safika 51% | BBET 35% | Nduna 9% | Simeka 5%

Newco 25,2% | Standard Bank Group* 37,4% | Liberty Group* 37,4%

STANLIB

STANLIB Asset Management 100% | STANLIB Wealth Management 100%

*Listed on the JSE Securities Exchange South Africa

4.2 Chairman

Subsequent to the implementation of the Transaction, the Chairman of STANLIB will be Mr Macozoma, who has agreed to make himself available to be appointed as the Chairman of STANLIB for a minimum of three years.

4.3 Directorship

The board of directors of STANLIB will comprise a maximum of 16 directors. The shareholders of STANLIB will be entitled to appoint directors pro rata to their shareholdings for so long as they hold a minimum of 10% of the issued ordinary share capital of STANLIB.

4.4 Exclusivity

Newco will be the exclusive empowerment partner of STANLIB in Africa. In return, Newco and all of its shareholders, for so long as they are direct or indirect shareholders of STANLIB, have undertaken to restrict their invesment in asset management and wealth management in Africa to STANLIB.

4.5 Transaction value

For the purposes of the Transaction, STANLIB has been valued at R1,4 billion.

4.6 Funding of the Transaction

Standard Bank Group and Liberty Group will jointly and exclusively provide the financing for the Transaction on commercial terms.

The financing provided by Standard Bank Group and Liberty Group to Newco is expected to be repaid within five to seven years, subject to STANLIB's earnings performance.

5. FAIRNESS OPINION

Although Mr Macozoma is a director of both Standard Bank Group and Safika, Newco is not a related party in terms of the Listings Requirements of the JSE Securities Exchange South Africa as Mr Macozoma only has a minority interest in Safika, which will control Newco. Notwithstanding this fact, as Liberty Group is a subsidiary of Libhold, which is a subsidiary of Standard Bank Group, the board of directors of Liberty Group considered it appropriate, in the interests of Liberty Group minority shareholders, to obtain an independent fairness opinion as to the sale price for 12,6% of STANLIB. In this regard, the board of directors of Liberty Group has appointed an independent advisor, Deutsche Securities (SA) (Proprietary) Limited, which has provided an independent opinion that the sale price for 12,6% of STANLIB is fair and reasonable to the shareholders of Liberty Group.

6. BOARD APPOINTMENTS

On conclusion of the Transaction Mr Macozoma will be invited to join the boards of directors of Libhold and Liberty Group.

7. CONDITIONS PRECEDENT

The Transaction is conditional upon the fulfillment of, inter alia, the following conditions precedent:

* all required regulatory approvals being obtained; and
* the conclusion of formal agreements to give effect to the Transaction.

The shareholders of Standard Bank Group and Liberty Group will be notified in due course as to the fulfilment of the conditions precedent and the implementation of the Transaction.

Johannesburg
18 June 2003

Merchant bank and sponsor to Standard Bank Group
SCMB
Standard Corporate and Merchant Bank
(A division of The Standard Bank of South Africa Limited)
(Registration number 1962/000738/06)

Legal advisor to Liberty Group
Werksmans Incorporated
(Registration number 1990/007215/21)

Sponsor to Liberty Group and Libhold
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd

Registration number 1995/001805/07
Registered Sponsor and Member of the
JSE Securities Exchange South Africa

Independent advisor to Liberty Group
Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Legal advisor to Standard Bank Group
Bowman Gilfillan
John & Kernick
Findlay & Tait

Financial advisor to Safika
UBS Corporate Finance South Africa (Pty) Ltd
A subsidiary of UBS AG
(Registration number 1994/008363/07)

Legal advisor to the Consortium
Read Hope Phillips Attorneys

Corporate legal advisor to Safika
DEREK H RABIN

Date: 18/06/2003 08:00:19 AM Produced by the JSE SENS Department

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Release Date: 13/06/2003 16:33:37

LIBERTY GROUP LIMITED - APPOINTMENT OF MANAGING DIRECTOR: INSURANCE OPERATIONS

LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
Incorporated in the Republic of South Africa
APPOINTMENT OF MANAGING DIRECTOR: INSURANCE OPERATIONS
Liberty Group Limited is pleased to announce the appointment of Peter Laburn as Managing Director: Insurance Operations with effect from 1 July 2003.
He will have responsibility for the following business units which will report to him -

* Information Services
* Personal Benefits, including Healthcare
* Corporate Benefits
* Charter Life
* Brand Development
* Legal Services

Peter joins us from Hollard Life where he led the formation and growth of its business as Managing Director.
For further information please contact:
Myles Ruck
Chief Executive
Liberty Group Limited
Telephone (+27 11) 408 2001
13 June 2003
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 13/06/2003 04:33:33 PM Produced by the JSE SENS Department

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Release Date: 04/06/2003 16:05:40

LIBERTY GROUP LIMITED - CHANGE IN DIRECTORATE

LIBERTY GROUP LIMITED
Registration number 1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
Incorporated in the Republic of South Africa
CHANGE IN DIRECTORATE
Mike Jackson, Executive Director: Insurance Operations, has resigned from the board of Liberty Group after 29 years' of service with the Liberty Group.
In the interim, the members of senior management that reported to Mike Jackson will now report to the Chief Executive, Myles Ruck, pending the appointment of a successor for Mike.
4 June 2003
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 04/06/2003 04:05:09 PM Produced by the JSE SENS Department

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Release Date: 13/05/2003 16:53:05

LIBERTY GROUP LIMITED/ LIBERTY HOLDINGS LIMITED - APPOINTMENT OF COMPANY

SECRETARY

LIBERTY GROUP LIMITED
Registration number
1957/002788/06
Alpha Code LGL
Issuer Code LIBU
ISIN Code ZAE000024543
Incorporated in the Republic of
South Africa

LIBERTY HOLDINGS LIMITED
Registration number 1968/002095/06
Alpha Code LBH
ISIN Code ZAE000004032
Incorporated in the Republic of South
Africa

APPOINTMENT OF COMPANY SECRETARY

Notice is hereby given that the Boards of directors of Liberty Group Limited and Liberty Holdings Limited have appointed Vincent Barnard as Company Secretary, following the retirement of John Worwood. The appointments are effective immediately.

13 May 2003

SPONSOR

Merrill Lynch South Africa (Proprietary) Limited

Date: 13/05/2003 04:52:32 PM Produced by the JSE SENS Department

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Release Date: 15/04/2003 11:18:13

LIBERTY/ LIBHOLD - ACQUISITION OF POLICYHOLDER LIABILITIES OF INVESTEC EMPLOYEE

BENEFITS LIMITED

Liberty Group Limited	Liberty Holdings Limited
(Incorporated in the Republic of South Africa)	(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)	(Registration number 1968/002095/06)
("Liberty")	("Libhold")
Share code: LGL	Share code : LBH
ISIN Code: ZAE000024543	ISIN Code: ZAE000004032

Liberty and Investec Employee Benefits Limited ("IEB") have agreed, subject to the fulfilment of certain suspensive conditions, that Liberty will acquire the policyholder liabilities of IEB's Fully Administered Group and Permanent Health Insurance Business as follows:

* with effect from 31 March 2003, Liberty will reinsure the policy holder liabilities relating to IEB's Fully Administered Group and Permanent Health Insurance Business; and
* Liberty will assume the administration of the above policies with effect from a target date of 1 August 2003; and
* IEB and Liberty will apply for a Court Order in terms of section 37 of the Long Term insurance Act, to formally transfer these policy holder liabilities to Liberty.

i capital advisers are authorised to announce that Liberty has entered into a separate Reinsurance Agreement, Administration Agreement and Transfer Agreement with IEB, to effect the assumption of risk, administration and transfer of IEB's Fully Administered Group and Permanent Health Insurance Business to Liberty.

1. Rationale/Background

Over the past number of years, Liberty has expanded its involvement in the retirement funding sector, through Liberty Corporate Benefits. The business unit has enabled Liberty to expand its penetration of established and emergent companies by growing its retirement fund membership base. Its target market comprises mostly smaller and medium-sized companies, but also extends to include

larger companies.
After a period of focusing on operational efficiencies and infrastructural development, Liberty Corporate Benefits is well placed to accelerate its increase in market share and enhance value for all its stakeholders. Accordingly Liberty has entered into the above agreements with IEB.

2. The transaction

a. The Reinsurance Agreement

With effect from 31 March 2003, subject to the conditions below, Liberty and IEB have entered into a Reinsurance Agreement, whereby Liberty will reinsure the risk portion of IEB's Fully Administered Group and Permanent Health Insurance policy holder liabilities.

b. The Administration Agreement

A separate agreement has been concluded between Liberty and IEB to transfer the full administration of the above policies to Liberty. The target date for this transfer is 1 August 2003. As part of this agreement, all of IEB's staff currently responsible for the administration of these policies will be transferred to Liberty. This agreement is subject to certain regulatory approvals as may be required.

c. The Transfer Agreement

As a separate agreement, Liberty and IEB have entered into an agreement to seek a formal transfer, in terms of the Long Term Insurance Act, of all the above policy holder liabilities to Liberty. Accordingly both parties will in due course, make an application to the High Court of South Africa to grant a court order to give effect to this transfer.

d. Policyholder Liabilities subject to the above agreements

Based on 31 March 2003 data, the estimated total liabilities that are subject to the above agreements is R3.7 billion.

3. Expected Financial implications

The transaction will have no material financial impact on Liberty or Libhold, but are however expected to result in the following benefits to Liberty over the next 2 to 3 years:
enhance the Embedded Value ("EV") of Liberty Corporate Benefits' current in-force policies through improved economies of scale; and
enhance Liberty Group's EV due to the recognition of future profits from an increased level of in-force business.

4. Suspensive Conditions

The above agreements are subject to the following suspensive conditions:
approval, if any, required in terms of the Competition Act No 89 of 1998; and
the obtaining of any other necessary regulatory approvals, if required.

Johannesburg
15 April 2003

Financial adviser : i capital advisers Legal adviser : Werksmans Inc
Sponsor to Liberty : Merrill Lynch Sponsor to Libhold : Merrill Lynch
Date: 15/04/2003 11:17:28 AM Produced by the JSE SENS Department

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Release Date: 04/03/2003 11:29:52

LIBERTY GROUP LTD - CHANGE IN DIRECTORATE

LIBERTY GROUP LIMITED
(Registration No. 1957/002788/06)
Incorporated in the Republic of South Africa
Alpha Code LGL
Issue Code LIBU
ISIN Code ZAE 000024543
RESIGNATION OF MARK BLOOM AS AN EXECUTIVE DIRECTOR
Further to the announcement of 17 January 2003 that Mark Bloom intends emigrating to Australia, he has resigned from the boards of Liberty Group Limited and STANLIB Limited with effect from Friday 28 February 2003.
The Board expressed their sincere appreciation to Mark for his valuable contribution to the ongoing success of the Group.
Johannesburg
28 February 2003
Date: 04/03/2003 11:29:42 AM Produced by the JSE SENS Department

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Release Date: 17/01/2003 14:21:10

Liberty Group Limited - Change in Directorate

(Registration No. 1957/002788/06)
Incorporated in the Republic of South Africa
Alpha Code LGL
Issue Code LIBU
ISIN Code ZAE 000024543
RESIGNATION OF MARK BLOOM AS
AN EXECUTIVE DIRECTOR
In terms of rule 3.67 of the JSE Securities Exchange SA Listings requirements the following is disclosed:
Following his decision to emigrate, Mark Bloom, Group Finance Director, will be resigning from the Liberty and STANLIB Boards on 31 March 2003.
Mark has made a significant contribution to the ongoing success of Liberty and we wish him well in his future endeavours.
Johannesburg
17 January 2003
SPONSOR
Merrill Lynch South Africa (Proprietary) Limited
Date: 17/01/2003 02:21:08 PM Produced by the JSE SENS Department

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Release Date: 07/10/2002 11:42:01

Liberty Group Limited - Increase In Issued Share Capital Arising From

Implementation Of Share Options In Terms Of The Liberty Group Limited Share Option Schemes
LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
SHARE CODE: LGL
ISIN: ZAE000024543
LIBERTY GROUP LIMITED - INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY GROUP LIMITED SHARE OPTION SCHEMES
In terms of Rule 3.29 of the Listings Requirements of the JSE Securities Exchange South Africa (JSE), notification is hereby given that Liberty Group Limited has issued 539 180 new ordinary shares of 10 cents each pursuant to the implementation of share options in terms of the Liberty Group Limited Share Incentive Schemes.
Accordingly application has been made to the JSE and London Stock Exchange for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 4 October 2002.
The shares rank pari passu with the existing issued ordinary shares of Liberty Group Limited. The issued ordinary share capital of Liberty Group Limited after the above issue is 273 619 507 shares of 10 cents each.
Johannesburg
7 October 2002
Sponsor
Merrill Lynch South Africa (Pty) Ltd
Registration no. 1995/001805/07
Member of the JSE Securities Exchange South Africa
Date: 07/10/2002 11:41:14 AM Produced by the JSE SENS Department

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Release Date: 25/09/2002 17:49:55

Liberty Group Limited - Director's Dealing In Securities

Liberty Group Limited
(Incorporated in the Republic of South Africa)
Registration number 1957/002788/06
SHARE CODE: LGL
ISIN: ZAE000024543
DIRECTOR'S DEALING IN SECURITIES
In compliance with paragraph 3.72 of the JSE Securities Exchange Listings
Requirements the following information is disclosed:

Name of Director	:	D S Nohr
Date of Transaction	:	18 September 2002
Number of Shares	:	1,000
Price	:	R53.80
Number of Shares	:	1,000
Price	:	R54.00
Number of Shares	:	1,000
Price	:	R54.25
Number of Shares	:	1,000
Price	:	R54.30
Date of Transaction	:	19 September 2002
Number of Shares	:	1,000
Price	:	R53.00
Number of Shares	:	1,000
Price	:	R53.49
Number of Shares	:	1,000
Price	:	R53.60
Date of Transaction	:	20 September 2002
Number of Shares	:	1,000
Price	:	R53.00
Number of Shares	:	1,000
Price	:	R53.75
Number of Shares	:	1,000
Price	:	R54.20
Class of Securities	:	Ordinary Shares

Nature of Transaction : Sale
Extent of Director's interest : Direct Beneficial
The above transaction was entered into in order to fund the implementation of share options by Mr Nohr on 30 September 2002.
25 September 2002
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 25/09/2002 05:47:00 PM Produced by the JSE SENS Department

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Release Date: 11/09/2002 09:25:17

Liberty Group Limited - Change In Directorate

Liberty Group Limited
Registration No. 1957/002788/06
Incorporated in the Republic of South Africa
ISIN: ZAE000024543
Share code: LGL
RETIREMENT OF DAVID NOHR AS AN EXECUTIVE DIRECTOR AND STATUTORY ACTUARY AND
APPOINTMENT OF ANDREW LONMON-DAVIS AS STATUTORY ACTUARY (DESIGNATE)
David Nohr has advised the Company that it is his intention to retire as an Executive Director and Statutory Actuary of the Company following the completion of the actuarial report and statutory returns for the year ending 31 December 2002 which is expected to be in May 2003. David joined the Liberty Group in 1965 and has been Statutory Actuary since 1979.
It is intended that Andrew Lonmon-Davis will be appointed Statutory Actuary (Designate) and will take up the appointment of Statutory Actuary on 1 June 2003. Andrew (aged 37) qualified as a Fellow of the Faculty of Actuaries in 1992. He joined the Liberty Group in 1987 and currently holds the position of Divisional Director Group Actuarial.
Johannesburg
11 September 2002
Sponsor
Merrill Lynch South Africa (Pty) Limited
Date: 11/09/2002 09:23:00 AM Produced by the JSE SENS Department

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Release Date: 26/04/2002 07:17:04

Stanbic/Libhold/Liberty - Fulfilment of Conditions Precedent

Standard Bank Investment Corporation Limited	Liberty Holdings Limited	Liberty Group Limited
(Incorporated in the Republic of South Africa)	(Incorporated in the Republic of South Africa)	(Incorporated in the Republic of South Africa)
(Registration number 1969/017128/06)	(Registration number 1968/002095/06)	(Registration number 1957/002788/06)
("Stanbic")	("Libhold")	("Liberty")
Share Code: SBC	Share Code: LBH	Share Code: LIBU
ISIN Code: ZAE000014858	ISIN Code: ZAE000004032	ISIN Code: ZAE000024543

FULFILMENT OF CONDITIONS PRECEDENT IN RESPECT OF:
the creation of STANLIB Limited;
extension of bancassurance contract; and
entering into an agreement for Liberty to manage Standard Bank Financial Consultancy,
(together "the transactions")

Standard Corporate and Merchant Bank and Deutsche Securities (SA) (Pty) Ltd are authorised to announce that, further to the announcement by Stanbic, Libhold and Liberty on 26 February 2002, all conditions precedent to the transactions have now been fulfilled and the transactions are being implemented with a view to launching STANLIB Limited on or before 15 May 2002.

Johannesburg
26 April 2002

Merchant bank and sponsor to Stanbic	Financial adviser to Liberty
Standard Corporate and Merchant Bank	Deutsche Securities (SA) (Pty) Ltd
Legal adviser to Stanbic	Legal adviser to Liberty
Bowman Gilfillan	Werksmans Inc

Sponsor to Libhold	Sponsor to Transaction Liberty	sponsor to Liberty
Merrill Lynch	Merrill Lynch	Deutsche Securities (SA) (Pty) Ltd

Date: 26/04/2002 07:16:21 AM Produced by the JSE SENS Department

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Release Date: 23/04/2002 14:00:35

Liberty / Libhold - Announcement

Liberty Group Limited
(Incorporated in the Republic of SA)
(Registration number 1957/002788/06)
("Liberty")
Share code: LIBU
ISIN Code: ZAE000024543

Liberty Holdings Limited
(Incorporated in the Republic of SA
(Registration number 1968/002095/06
("Libhold")
Share code: LBH
ISIN Code: ZAE000004032

Liberty and Medscheme Holdings ("Medscheme") have agreed that:
- Medscheme will administer the Liberty Medical Scheme.
- Liberty will continue to sell the Liberty Medical Scheme in the healthcare market.
- A Joint Venture will be entered into, through which Liberty financial products will be marketed to members of participating schemes administered by Medscheme.

i capital advisers are authorised to announce that Liberty and Medscheme, having identified mutual interests and complementary strengths in the Financial Services and Healthcare sectors, will implement a number of strategies to add value to both organisations, and ensure ongoing cost-effective services to members of medical schemes administered.

1. Background

With fast-rising medical costs placing continuous pressure on benefit levels and member contributions, it is vital for service providers to protect the interests of scheme members.

Against this background, Liberty and Medscheme evaluated a range of options for their existing respective operations, and concluded that there is considerable scope for co-operation in a number of areas of mutual benefit - in particular to harness Liberty's strength in product development and distribution, and Medscheme's complementary capability in healthcare administration.

2. Healthcare Administration

Medscheme is South Africa's leading administrator of medical schemes, with over two million lives under administration, and already administers Liberty's staff Medical Scheme.

In order to benefit from Medscheme's core competence of medical scheme administration and economies of scale in this field, the trustees of the

Liberty Medical Scheme have agreed, subject to undertakings as to service levels, fees and a seamless transition, to transfer the administration of the Liberty Medical Scheme from Liberty Healthcare (Pty) Ltd ("Liberty Healthcare") to Medscheme. This will commence as soon as possible, subject to the approval, where required, of the relevant authorities. The medical scheme currently has two product option ranges, ProVia and ProCure.
Liberty will retain the following involvement in the Liberty Medical Scheme:
- Liberty's distribution forces will continue to market membership of the Liberty Medical Scheme.
- Liberty Healthcare will continue to provide full sales and marketing support to Liberty's distribution forces.
- Liberty will continue to reinsure some of the risk of the Liberty Medical Scheme in terms of the reinsurance contract currently in place between Liberty and the Liberty Medical Scheme.
- Liberty Healthcare will continue to provide input to product development and benefit design.

3. Agreement to Form an Insurance Joint Venture

Liberty's wholly-owned subsidiary, Charter Life Insurance Co. Ltd. ("Charter Life"), and Medscheme Life Ltd. ("Medscheme Life") have agreed to enter a Joint Venture agreement to market insurance, savings and investment products ("JV products") through financial advisers to the members of participating schemes under Medscheme's current and future administration. Charter Life and Medscheme Life will also co-operate wherever appropriate in the provision of reinsurance and other services to schemes under Medscheme's current and future administration.
The primary focus of the joint activities will be on the sale of JV products to members in participating schemes in the high-advice target market serviced by financial advisers, where Medscheme Life is not already active.
JV product business will be written on Charter Life's insurance licence and balance sheet, offering synergy with Medscheme's extensive client base.
Medscheme Life will continue to write risk business other than JV products, but will offer Charter Life first right of refusal on any reinsurance business in respect of non-JV products.

4. Expected Financial and Staffing implications

The agreement will have no material financial impact on Liberty or Liberty Holdings.
Both Liberty and Medscheme will use their best endeavours to achieve the required reduction in total staffing levels through natural attrition, redeployment within the organisations, and voluntary arrangements.

5. Suspensive condition

The agreement is subject to the approval, if any, required in terms of the Competition Act No 89 of 1998.

Johannesburg
23 April 2002
Financial adviser : i capital advisers : Legal adviser : Werksmans Inc
Sponsor to Libhold : Merrill Lynch : Sponsor to Liberty : Merrill Lynch
Date: 23/04/2002 02:00:00 PM Produced by the JSE SENS Department

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Release Date: 08/04/2002 14:12:18

Increase In Issued Share Capital Arising From Implementation Of Share

Options In Terms Of The Liberty Holdings Limited Executive Share Option Scheme
Liberty Holdings Limited
(Incorporated in the Republic of South Africa)
Registration number 1968/002095/06
Share Code: LBH
ISIN Code : ZAE000004032
LIBERTY HOLDINGS LIMITED - INCREASE IN ISSUED SHARE CAPITAL ARISING FROM IMPLEMENTATION OF SHARE OPTIONS IN TERMS OF THE LIBERTY HOLDINGS LIMITED EXECUTIVE SHARE OPTION SCHEME
In terms of Rule 3.29 of the Listings Requirements of the JSE Securities Exchange South Africa (`JSE'), notification is hereby given that Liberty Holdings Limited has issued 13 045 new ordinary shares of 25 cents each pursuant to the implementation of share options in terms of the Liberty Holdings Limited Executive Share Option Scheme.
Accordingly, application has been made to the JSE for these shares to be admitted to the Official List and for these shares to be admitted to trading with effect from 8 April 2002.
The shares rank pari passu with the existing issued ordinary shares of Liberty Holdings Limited. The issued ordinary share capital of Liberty Holdings Limited is currently 49 299 520 shares of 25 cents each.
Johannesburg
8 April 2002
Sponsor
Merrill Lynch
Date: 08/04/2002 02:11:00 PM Produced by the JSE SENS Department

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Release Date: 26/03/2002 13:16:13

Liberty Group Limited - Dealing In Securities Director

Liberty Group Limited
In compliance with paragraph 3.72 of the JSE Securities Exchange Listings Requirements the following information is disclosed:

Name of Director	:	D S Nohr
Date of transaction	:	22 March 2002
Number of shares	:	10,000 @ 5820 cents
Class of securities	:	Ordinary shares
Nature of transaction	:	Sale
Extent of Director's interest	:	Direct beneficial

Date: 26/03/2002 01:15:30 PM Produced by the JSE SENS Department

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Release Date: 13/03/2002 14:53:40

Stanbic / Liberty / Libhold - Directorate - Notice in terms of Listings

Requirement 3.67
Standard Bank Investment Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration number 1969/017128/06)
Share code: SBC ISIN: ZAE000014858
("Stanbic")
Liberty Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/002095/06)
Share Code: LBH ISIN: ZAE000004032
("Libhold")
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share Code: LGL ISIN: ZAE000024543
("Liberty")
Directorate: Notice in terms of Listings Requirement 3.67
The composition of the boards of Stanbic, Libhold, Liberty, and The Standard Bank of South Africa Limited ("SBSA") has been reassessed from a governance perspective and consequently the boards have been restructured.
The following directors have agreed to stand down from the Stanbic board:
1. Selwyn MacFarlane
2. Michael Rapp
3. Alan. Romanis
The following directors have agreed to stand down from the Libhold board:
1. Doug Band
2. Robin Plumbridge
3. Conrad Strauss.
The following directors have agreed to stand down from the Liberty board:
1. Doug Band
2. Elisabeth Bradley
3. Saki Macozoma
4. Robin Plumbridge

5. Conrad Strauss
6. Eddie Theron.

The following directors have agreed to stand down from the SBSA board:

1. Selwyn MacFarlane
2. Michael Rapp
3. Alan Romanis.

Martin Shaw, former chairman of Deloitte & Touche (Southern Africa), and currently global chairman of Deloitte Consulting, will be appointed to the boards of Libhold and Liberty.

In addition, as the group de-emphasises its geographic and regional structures, there is no longer a need for provincial representation on the boards of Stanbic and SBSA. Accordingly, Anthony Evans will stand down from the boards of Stanbic and SBSA; Tony Farr, Viktor Hesse, Harish Mehta and Brian Rayner will stand down from the SBSA board.

Consequent to these changes, the composition of the boards will be as follows:

Stanbic:

D E Cooper (Chairman)
E A G Mackay (Joint Deputy Chairman)
S J Macozoma (Joint Deputy Chairman)
J H Maree*(Chief Executive)
M J D Ruck*(Deputy Chief Executive)
R C Andersen*
P C Prinsloo*
D D B Band
E Bradley
D A Hawton
R J Khoza
R P Menell
R A Plumbridge
C L Stals
C B Strauss
E P Theron

Libhold:

D E Cooper (Chairman)
R C Andersen*
J H Maree*
D A Hawton
W S MacFarlane
M Rapp
A Romanis
M J Shaw

Liberty:

D E Cooper (Chairman)
R C Andersen*(Deputy Chairman & Group Chief Executive)
H I Appelbaum*
M A Bloom*
M J Jackson*

J H Maree*
D S Nohr*
D A Hawton
R J Khoza
W S MacFarlane
M Rapp
A Romanis
M J Shaw
SBSA:
D E Cooper (Chairman)
E A G Mackay (Joint Deputy Chairman)
S J Macozoma (Joint Deputy Chairman)
J H Maree*(Chief Executive)
M J D Ruck*(Deputy Chief Executive)
R C Andersen*
D D B Band

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Release Date: 05/03/2002 16:08:30

Liberty Group - Audited preliminary results for the year ended 31 December

2001
Liberty Group Limited
(Registration number 1957/002788/06)
JSE Share code: LGL ISIN: ZAE000024543
(Incorporated in the Republic of South Africa)
6000 minds one goal - build value!
Audited preliminary results for the year ended 31 December 2001

Highlights

- Embedded value per share of R54,21 up 23%
- Headline return on equity on continuing operations 25%
- Headline earnings per share on continuing operations up 14% to 551,0 cents
- Final dividend of R1,50 per share on continuing operations up 15%
- Value of new business up 16%
- Indexed new business premiums up 11%
- Recurring new business premiums up 17%
- Total assets under management up 22% to R139 billion

Introduction

The Group has built on the groundwork of 1999 and 2000 by anticipating market trends, adapting to the challenges at hand and by adhering to its vision, cultural strengths and strategic plan. Liberty Group Limited's (Liberty) overall results for 2001 are gratifying in the light of the year's challenging environment. The willingness of Liberty's people to align their thoughts and work with the clearly defined strategies of the Group is encouraging. This is one of the compelling reasons why the Group has redefined and enhanced its financial branding under the positioning statement of 6 000 minds, one goal, build value!

As a result of the previous years' distributions to shareholders and reduction of capital, together with the strong performance for 2001, headline return on equity on continuing operations has increased to 25%, return on embedded value improved to 26% and embedded value per share has risen 23% to R54,21.

Headline return on equity

Dec 1997		13%
Dec 1998		13%
Dec 1999	Pre unbundling	11%
Dec 2000	Pre capital reduction	16%
Dec 2001	After capital reduction	25%

Results of operations

Earnings

The life fund operating surplus contributed 84,3% to headline earnings, with contributions from financial services operations of 4,4%, income from listed investments of 3,5% and income on other investments of 7,8% after allocating shareholders' management expenses and taxation. These contributions reflect the continued strong performance of the life fund, the sale of certain South African Breweries (SAB) shares (with a resultant reduction in dividend income) and the impact of losses incurred by Electric Liberty and Liberty Healthcare on financial services operations.

Headline earnings from continuing operations increased by 14,0% from R1 314,3 million to R1 498,9 million. On a per-share basis, headline earnings from continuing operations reflect an increase of 13,6% from 485,2 cents to 551,0 cents. Total earnings on continuing operations increased by R1 851,5 million from R578,0 million to R2 429,5 million.

Investment performance

The upturn in the JSE Securities Exchange during the last quarter, coupled with Liberty Asset Management's (Libam) award-winning investment performance, bolstered results. The total return on the JSE All-Share Index was 29,1% in 2001, a strong turnaround from the -0,1% achieved in 2000. The life fund equity portfolio returned 24,7% (2000: 5,2%), the bond portfolio yielded 18,2% and the international assets portfolio returned 47,7%.

Eleven of the fourteen Liberty Unit Trust portfolios achieved first- or second-quartile performance for the year and were awarded Raging Bull Awards in January 2002. The sustained excellent investment performance earned Libam the prestigious Raging Bull Plexus Award for Best Asset Management (on behalf of Liberty Unit Trusts) over the last three years (1999, 2000 and 2001).

Most of the Liberty Ermitage funds reflect investment returns of more than 40% in rand terms and have significantly outperformed their benchmarks and entrenched the intrinsic value of these hedge funds in volatile markets.

Financial services operations

The performance of the financial services operations is summarised in the following table:

	Group funds invested		Group net revenue earned		Group investment surpluses/ (deficits)	
	2001 Rm	2000 Rm	2001 Rm	2000 Rm	2001 Rm	2000 Rm
Astute Financial Services Exchange	-	-	(2)	-	(1)	-
Liberty Asset Management	368	293	71	69	5	3
Liberty Collective Investments	90	69	26	16	5	(1)

Liberty Ermitage Jersey	428	257	12	1	147	(2)
Liberty Group Properties	24	5	18	12	-	-
Liberty Healthcare	(5)	25	(13)	(3)	-	-
Liberty Specialised Investments	29	12	18	10	-	-
Lodestone Investments	9	-	(1)	-	-	-
Electric Liberty	4	14	(51)	(25)	-	-
Oracle Employee Benefits	-	(2)	1	1	-	-
Simeka Financial Services	1	-	-	-	-	-
Total	948	673	79	81	156	-

The Liberty Ermitage Group contributed R11,5 million to headline earnings for the year (2000: R1,4 million) due to solid operational offshore earnings enhanced by the conversion from pound sterling to rand. Investment surpluses on invested shareholders' funds not included in headline earnings amounted to R146,5 million for the year, compared with a deficit of R2,4 million for 2000.

Electric Liberty's operating loss increased from R25,5 million to R50,8

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Release Date: 26/02/2002 09:02:08

STANBIC and Liberty Form new jointly held wealth management group STANLIB

Limited
Standard Bank Investment Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration number 1969/017128/06)
Share code: SBC ISIN Code: ZAE000014858
("Stanbic")
Liberty Holdings Limited
(Incorporated in the Republic of South Africa)
(Registration number 1968/002095/06)
Share Code: LBH ISIN Code: ZAE000004040
("Libhold")
Liberty Group Limited
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share Code: LGL ISIN Code: ZAE000024543
("Liberty")

STANBIC AND LIBERTY TO
- Form new jointly held wealth management group STANLIB Limited:
  - by merging their respective asset management, unit trust, linked products and investment marketing businesses;
  - Liberty to receive R134 million in cash from Stanbic to achieve 50/50 holding; and
  - Liberty to retain R323 million of Libam assets.
- Extend period of bancassurance contract
- Enter into an agreement for Liberty to manage Stanfin
- Retain existing equity ownership structure

Standard Corporate and Merchant Bank ("SCMB") and Deutsche Securities (SA) (Pty) Limited ("Deutsche") are authorised to announce that Stanbic and Liberty, pursuant to their stated objective of extracting maximum value from their relationship, have agreed to implement two strategic initiatives in the areas of wealth management and bancassurance which will enhance the relationship between the two organisations and create significant additional value in the future.

1. Background

As indicated in 2001, Stanbic and Liberty (together, "the parties") undertook extensive research and evaluation of a range of options in respect of the nature and structure of their future relationship. As a result, the parties have concluded that most of the benefits of the relationship can be achieved within the existing equity ownership structure and that there is at present no compelling evidence to indicate that cost or revenue synergies could be extracted which would be sufficient to warrant a full merger. The parties have, therefore, agreed to pursue those steps which will extract the value of their existing successful working relationship most effectively.

2. Formation of wealth management group

Global and domestic trends in the financial services industry increasingly emphasise the importance of wealth management as a growing requirement of clients. The parties have concluded that it is strategically important to expand their presence in the area of wealth management, in particular in the design and sale of financial products and services which will complement the current insurance and investment product offering by Liberty and the banking product offering by Stanbic. The parties have, therefore, agreed to create a new jointly controlled wealth management group, the holding company of which will be STANLIB Limited ("STANLIB"), by merging their respective asset management, unit trust, linked products and investment marketing businesses ("the transaction"). STANLIB will capture the combined strengths of Stanbic and Liberty to create a new centre of excellence and a world-class wealth management platform.

The advantages of creating STANLIB include:

- powerful and far-reaching distribution which creates client convenience;
- leveraging the power of two blue chip brands;
- combining asset management, banking and actuarial skills for product development;
- pooling and leveraging of intellectual capital; and
- achieving economies of scale.

2.1 The Stanbic and Liberty businesses

SCMB Asset Management ("SCMBAM"), Standard Bank Unit Trusts Limited ("SBUT"), Standard Bank Linked Investment Services ("SBLIS") and Stanbic's 50% interest in Lodestone Holdings (Proprietary) Limited ("Lodestone") (the "Stanbic businesses") comprise the domestic and African asset management, unit trust and linked product businesses of Stanbic. SCMBAM and SBLIS operate as divisions of The Standard Bank of South Africa Limited ("Standard Bank") and SBUT is a subsidiary.

Liberty Asset Management Limited ("Libam"), Liberty Collective Investments Limited ("LCI"), Liberty Specialised Investments (Proprietary) Limited ("LSI"), Liberty's 52% interest in Silgen Financial Services (Proprietary) Limited ("Simeka") and its 50% interest in Lodestone (the "Liberty businesses") comprise the domestic asset management, unit trust and linked product businesses of Liberty.

Prior to implementation of the transaction, Liberty will receive a distribution from Libam to the value of R323 million which represents the net assets of Libam which do not form part of the transaction.

The Stanbic businesses and the Liberty businesses have to date pursued strategies which have developed different strengths within the same business segments.

The attainment of superior investment returns is a fundamental driver of value for both the policyholders and shareholders of Liberty. It has, therefore, been the major focus of Libam to achieve such superior investment performance, which has also served to provide the platform for Liberty and LCI to sell both insurance and financial investment products primarily in the affluent/high net worth and larger corporate sectors of the market.

The Stanbic businesses have been highly successful in developing retail unit trust sales, particularly money market products, through the Standard Bank network and customer base.

The distribution power of the Stanbic businesses and the marketing skills of their staff are considerable strengths which will be contributed to STANLIB and superior investment performance is considered the key contribution the Liberty businesses will make to STANLIB.

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THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action to take, you should consult your banker, broker, attorney, accountant or other professional adviser immediately.

The definitions and interpretations on pages 4 to 11 of this circular apply throughout this document (but not to the scheme document and its annexures, the notice of the scheme meeting and the notice of the general meeting, which contain their own definitions).

Action required

1. If you have disposed of all your shares in Liberty Life, please forward this document to the purchaser of such shares or to the banker, stockbroker or other agent through whom you disposed of such shares.
2. Full details of the action required by shareholders regarding the general meeting and scheme meeting are set out on pages 68 and 69 and 21, respectively, of this circular.



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

THIS CIRCULAR CONTAINS DOCUMENTS RELATING TO:

- **the acquisition by four wholly-owned subsidiaries of Liberty Life of an aggregate of 9.35% of Liberty Life's issued shares, from all Liberty Life shareholders, on a *pro rata* basis, for a consideration of 4850 cents per Liberty Life share so acquired by way of a scheme of arrangement in terms of section 311 of the Companies Act;**
- **the disposal of the entire issued ordinary share capital of those subsidiaries to the following broad-based black groupings:**
  - **Safika Holdings (Proprietary) Limited;**
  - **Shanduka Group (Proprietary) Limited (formerly known as Millennium Consolidated Investments (Proprietary) Limited);**
  - **the black managers' trust;**
  - **the community trust; and**
- **the disposal by Liberty Life of approximately 460 000 treasury shares for the purposes of the general staff scheme;**

and includes:

- **a notice of scheme meeting and notice in terms of section 38(1)(a)(ii) of the Long-term Insurance Act (yellow);**
- **a statement in terms of section 312(1)(a)(i) of the Companies Act, which explains the provisions and effect of the scheme (yellow);**
- **the provisions of the scheme of arrangement in terms of section 311 of the Companies Act (yellow);**
- **the Order of Court convening the scheme meeting (yellow);**
- **statements in terms of section 312(1)(a)(ii) and (iii) of the Companies Act, which explain the financial effects of the black ownership initiative and the general staff scheme and disclose directors' material interests;**
- **details of the transaction relating to the disposal by Liberty Life of approximately 460 000 treasury shares for the purpose of the general staff scheme;**
- **a notice of general meeting;**
- **a form of proxy in respect of the scheme meeting (blue) (may only be completed by certificated shareholders, dematerialised shareholders who are nominees and dematerialised shareholders who are beneficial shareholders and have own name registration);**
- **a form of surrender (pink) (to be completed by certificated shareholders only); and**
- **a form of proxy in respect of the general meeting (green) (may only be completed by certificated shareholders, dematerialised shareholders who are nominees and dematerialised shareholders who are beneficial shareholders and have own name registration).**

Investment bank and sponsor


Standard
Bank

Lead sponsor


Merrill Lynch

Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa

Attorneys



WERKSMANS
INCORPORATED
(Reg. No. 1990/007215/21)

Reporting accountants and auditors


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Independent financial adviser


JPMorgan

This document is available in English only. Copies may be obtained from the registered office of Liberty Life, the investment bank and sponsor and the transfer secretaries whose addresses are set out in the "Corporate information and advisers" section of this document.

Date of issue: 10 September 2004

CORPORATE INFORMATION AND ADVISERS

Secretary and registered office of Liberty Life

V E Barnard (BComm)
Liberty Centre
1 Ameshoff Street
Braamfontein, 2001
(PO Box 10499, Johannesburg, 2000)

Investment bank and sponsor

The Standard Bank of South Africa Limited
3 Simmonds Street
Johannesburg, 2001
(PO Box 61771, Marshalltown, 2107)

Lead sponsor

Merrill Lynch South Africa (Proprietary) Limited
138 West Street
Sandown, 2196
(PO Box 651987, Benmore, 2010)

Independent financial adviser

JPMorgan Chase Bank
Johannesburg branch
1 Fricker Road, Corner Hurlingham Road
Illovo, Johannesburg, 2196
(Private Bag X9936, Sandton, 2146)

Date of incorporation of Liberty Life

10 September 1957

Place of incorporation of Liberty Life

Pretoria

Attorneys

Werksmans Inc.
155 – 5th Street
Sandown
Sandton, 2196
(Private Bag 10015, Sandton, 2146)

Transfer secretaries

Computershare Investor Services 2004
(Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Reporting accountants and auditors

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
2 Eglin Road
Sunninghill, 2157
(Private Bag X36, Sunninghill, 2157)

TABLE OF CONTENTS

	Page
Corporate information and advisers	Inside front cover
General overview	2
Definitions and interpretations	4
The scheme *(yellow)*	12
Notice of scheme meeting and notice in terms of section 38(1)(a)(ii) of the Long-term Insurance Act *(yellow)*	13
Important dates and times *(yellow)*	15
Explanatory statement in terms of section 312(1)(a)(i) of the Companies Act *(yellow)*	16
Scheme of arrangement *(yellow)*	24
Annexure A Table of entitlement of empowerment subsidiaries to Liberty Life shares *(yellow)*	34
Order of Court *(yellow)*	35
Valuation statement in terms of section 312(1)(a)(ii) of the Companies Act	38
Statement of directors' material interests in terms of section 312(1)(a)(iii) of the Companies Act	50
The disposal of treasury shares in terms of the general staff scheme	55
Additional information	59
General meeting	66
Notice of the general meeting	67
Annexure 1 Trading history of Liberty Life shares on the JSE	70
Annexure 2 Reporting accountants' report on the financial effects and information of the black ownership initiative and the general staff scheme	72
Annexure 3 Fair and reasonable opinion of the independent financial adviser	74
Annexure 4 *Pro forma* balance sheet for the black ownership initiative and the general staff scheme	77
Form of proxy – scheme meeting *(blue)*	Attached
Form of surrender *(pink)*	Attached
Form of proxy – general meeting *(green)*	Attached

GENERAL OVERVIEW

The definitions and interpretations on pages 4 to 11 of this document apply to this section on the general overview.

1. INTRODUCTION

1.1 Liberty Life shareholders are referred to the announcement in the press and on SENS on 15 July 2004, in terms of which Liberty Life announced its intention to enter into a series of transactions involving the acquisition by broad-based black groupings namely, Safika, Shanduka, the black managers' trust and the community trust of an effective 10% interest in Liberty Life's South African operations. As a mechanism to facilitate the implementation of the black ownership initiative, Liberty Life is proposing the scheme which, on becoming operative, will result in the empowerment subsidiaries of Liberty Life acquiring 9.35% of the issued share capital of Liberty Life from all existing Liberty Life shareholders, on a *pro rata* basis, for a cash consideration of 4850 cents per share. Liberty Life shareholders will retain the right to receive the interim dividend of 162 cents declared by Liberty Life.

If the scheme becomes operative, the empowerment subsidiaries will collectively acquire Liberty Life shares from current Liberty Life shareholders at a repurchase ratio of 9.35 Liberty Life shares for every 100 Liberty Life shares held by such Liberty Life shareholders on the participation record date. A table of entitlement is contained in Annexure A to the scheme document.

1.2 In order to complete the black ownership initiative, Liberty Life has, subject to the implementation of the scheme, agreed to dispose of all of the ordinary shares it holds in the empowerment subsidiaries to the black partners immediately after implementation of the scheme. As a result of Liberty Life capitalising the empowerment subsidiaries with preference share capital in terms of the scheme, the empowerment subsidiaries will own Liberty Life shares with a corresponding preference share liability and the respective black partners will acquire the relevant empowerment subsidiaries from Liberty Life for R1.00 each.

1.3 In addition, subject to the conditions precedent set out in paragraph 4.1 of the explanatory statement, Liberty Life will propose the general staff scheme, in terms of which approximately 4 600 qualifying staff will be awarded 100 Liberty Life shares each, at no cost to them. The general staff scheme will use existing Liberty Life treasury shares and the JSE Listings Requirements will therefore be applied as if new Liberty Life shares were being issued to qualifying staff.

1.4 The purpose of this circular is to convene the scheme meeting (as ordered by the Court) and the general meeting and to provide shareholders with information relating to the black ownership initiative and the general staff scheme in order to enable shareholders to consider and, if deemed fit, approve the scheme and the resolutions contained in the notice of general meeting.

1.5 Notice, full details and an explanation of the scheme are set out in the yellow pages of this circular.

1.6 Full details of the general staff scheme are set out on pages 55 to 58 of this circular.

1.7 Additional information regarding Liberty Life, the black ownership initiative and the general staff scheme is contained in the remainder of this circular.

1.8 The scheme involves a *pro rata* repurchase of Liberty Life shares by the empowerment subsidiaries and therefore requires the approval of shareholders. In addition, Liberty Life is proposing:

- a resolution approving the disposal of the ordinary shares it holds in the empowerment subsidiaries to the black partners as part of the black ownership initiative; and
- the resolutions necessary to authorise the disposal of the treasury shares for the purposes of the general staff scheme.

In terms of the requirements of the JSE, in order to be effective, the resolution to approve the disposal of the treasury shares requires a 75% majority of the votes to be cast in favour of the resolution by those Liberty Life shareholders present or represented at the general meeting and voting on the resolution.

These resolutions are set out in the notice of general meeting on page 67 of this circular.

2. THE GENERAL MEETING

The notice of the general meeting is included on page 67 of this circular. A general meeting will be held at 10:00 on Friday, 15 October 2004 (or at a later time or date to which the general meeting may be adjourned or postponed) at the Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing, with or without amendment, the special resolution necessary to implement the *pro rata* share repurchase, and the resolutions necessary to implement the general staff scheme and subsidiary disposals.

3. THE SCHEME MEETING

The notice convening the scheme meeting is included on page 13 of this circular. The scheme meeting will be held at 11:00 on Friday, 15 October 2004 (or, if later, ten minutes after the general meeting of the shareholders of Liberty Life convened to be held at 10:00 on the same date, at the same venue, or any adjournment of that meeting, shall have been concluded) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at which shareholders will be asked to consider and, if deemed fit, approve the scheme.

DEFINITIONS AND INTERPRETATIONS

In this document and the annexures hereto, excluding the scheme document and the annexures thereto, the notice of the scheme meeting and the notice of the general meeting, which contain their own definitions, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa* and words denoting one gender include the others. Expressions denoting natural persons include juristic persons and associations of persons and *vice versa* and the words in the first column have the meanings stated opposite them in the second column, as follows:

"agents"	agents of Liberty Life who render services in connection with insurance policies underwritten by Liberty Life;
"the allocation committee"	an internal Liberty Life committee, tasked with formulating the criteria to determine the equitable participation of black managers and black non-executive directors in the black managers' trust;
"BEE"	black economic empowerment;
"black company"	a "black company" as defined in paragraph 2.7 of the Charter;
"black managers"	"management" as defined in paragraph 2.30 of the Charter;
"black managers' trust"	the Katleho Managers Trust (Masters reference number IT 7330/2004), being a broad-based trust established for the benefit of current and future black managers of the Liberty Life group and black non-executive directors of Liberty Life;
"black non-executive directors"	current and future black non-executive directors on the board of Liberty Life that are not involved in the day-to-day management of Safika or Shanduka;
"the black ownership initiative"	the initiative by Liberty Life to empower the South African operations of Liberty Life, which will result in Liberty Life achieving direct ownership points, by the transfer of 9.35% of Liberty Life's issued share capital to the empowerment subsidiaries in terms of the scheme and the subsequent subsidiary disposals of the ordinary share capital of the empowerment subsidiaries to the black partners, set out in the general overview on page 2 of this circular;
"the black partners"	collectively, Safika, Shanduka, the black managers' trust and the community trust, being the broad-based black groupings acquiring the sale shares in Stratco 1, Stratco 2, Staffco and Commco, respectively;
"black people"	"black people" as defined in paragraph 2.10 of the Charter;
"the board"	the board of directors of Liberty Life;
"bonuses"	bonuses payable to Liberty Life employees and commissions payable to agents, who qualify as qualifying staff for the general staff scheme;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;

"cash consideration"	the aggregate cash consideration in rands, of approximately R1.3 billion, for the *pro rata* share repurchase of 9.35% of the issued Liberty Life share capital payable by the empowerment subsidiaries;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shares"	Liberty Life shares which are not dematerialised shares;
"the Charter"	the Financial Sector Charter adopted by the financial sector (as defined in paragraph 2.25 of the Charter) on 17 October 2003;
"the Charter Council"	the Charter Council to be established in terms of paragraph 15.1 of the Charter;
"Charter event"	any amendment, modification, replacement or novation of the Charter or the scorecard or the coming into effect of any of the laws of the Republic of South Africa or any action of any relevant authority or any action of an empowerment subsidiary, a black partner or certain direct or indirect stakeholders in that black partner: – which occurs at any time during the period between the effective date and 1 January 2015 and which results or is likely to result in any loss by the Liberty Life group of any benefit in terms of the Charter which it enjoyed immediately prior to the occurrence of the event in question; – which occurs at any time during the period commencing on the signature date of the shareholders' agreement and terminating on the effective date and which would have resulted or would have been likely to have resulted in any loss by the Liberty Life group of any Charter benefit in terms of the Charter which it would have enjoyed prior to the occurrence of the event in question had the effective date occurred prior to the occurrence of the event; or – which occurs at any time during the period between the effective date and 1 January 2015 and which will result in any loss by the Liberty Life group of any benefit in terms of the Charter which it enjoyed prior to the occurrence of the event in question if there were to be any disposal, prior to 1 January 2015, by an empowerment subsidiary of any of its Liberty Life shares or by the black partner of any of the sale shares or by any direct or indirect stakeholder of that black partner of their respective interests in the black partner;
"Commco"	Lexshell 623 Investments (Proprietary) Limited (Registration number 2004/011196/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 1.87% of the issued share capital of Liberty Life;
"the common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"the community trust"	the Katleho Community Trust (Masters reference number IT 7329/2004), being a broad-based trust established for the benefit of community, regional and educational empowerment groupings;
"the conditions precedent"	the conditions precedent set out in paragraph 4.1 of the explanatory statement;
"the Companies Act"	the Companies Act No 61 of 1973, as amended;

"the Court"	the High Court of South Africa (Witwatersrand Local Division), which is located in the High Court Building, Von Brandis Square, corner Pritchard and Von Brandis Streets, Johannesburg, South Africa;
"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;
"dematerialised shares"	those Liberty Life shares that have been dematerialised through a CSDP or broker and are held on Liberty Life's sub-register of members administered by CSDPs in electronic form;
"direct ownership"	"direct ownership" as defined in paragraph 2.20 of the Charter;
"direct ownership points"	the direct ownership points to be earned in terms of section 5.1.1 of the scorecard;
"this document" or "the circular" or "this circular"	this bound document, dated 10 September 2004, including the scheme document, the statements in terms of section 312(1)(a) of the Companies Act, the section setting out the subsidiary disposals and the disposal of the treasury shares in terms of the general staff scheme, the section setting out the additional information, the annexures and the forms and notices it contains. The portions of this circular printed in yellow have been considered by the Court when granting the Order of Court set out on page 35 of this circular;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts, or any other proof of ownership acceptable to Liberty Life, of Liberty Life shares;
"the effective date"	the first business day after the date on which the scheme has been implemented;
"empowerment subsidiaries"	collectively, Stratco 1, Stratco 2, Staffco and Commco;
"EPS"	earnings per share;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961 as promulgated in terms of the Currency and Exchanges Act No 9 of 1933, as amended;
"the explanatory statement"	the explanatory statement as required by section 312(1)(a)(i) of the Companies Act, for purposes of the scheme, which is printed in yellow and set out on pages 16 to 23 of this circular;
"a financial institution"	a "financial institution" as defined in paragraph 2.26 of the Charter;
"the form of surrender"	the form attached to this circular *(pink),* applicable to certificated shareholders only, to be completed and to accompany surrendered documents of title;
"GAAP"	South African Statements of Generally Accepted Accounting Practice;
"the general meeting"	the general meeting of Liberty Life shareholders to be held at 10:00 on Friday, 15 October 2004 at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg (including any adjournment or postponement thereof) to consider, and, if deemed appropriate, approve the resolutions proposed in the notice of general meeting that forms part of this circular;
"the general staff scheme"	the proposal whereby the qualifying staff will acquire 100 Liberty Life shares each, at no cost to them;

"the general staff scheme trust"	the Liberty Group General Staff Scheme Share Trust (Masters reference number IT 7328/2004), that will, on behalf of qualifying staff, hold certain of the Liberty Life shares that are subject to the general staff scheme;
"HEPS"	headline EPS;
"IFRS 2"	International Financial Reporting Standards – Share-based payments;
"JPMorgan"	JPMorgan Chase Bank, Johannesburg branch;
"the JSE"	the JSE Securities Exchange South Africa;
"the last practicable date"	1 September 2004, being the last practicable date prior to the finalisation of this document;
"Lexshell 615"	Lexshell 615 Investments (Proprietary) Limited (Registration number 2004/007666/07), a private company with limited liability and duly incorporated in South Africa, which currently holds Liberty Life shares as treasury shares that will be transferred to the agents in the general staff scheme;
"Liberty Life" or "the Company"	Liberty Group Limited (Registration number 1957/002788/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, which is registered as a Long-term insurer in terms of the Long-term Insurance Act;
"Liberty Ermitage"	Liberty Ermitage Limited, a wholly-owned subsidiary of Liberty Life, incorporated in Jersey;
"Liberty Holdings"	Liberty Holdings Limited (Registration number 1968/002095/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;
"the Liberty Life group"	the group of companies comprising Liberty Life and its subsidiaries;
"Liberty Life shareholders" or "shareholders"	holders of Liberty Life shares;
"Liberty Life Share Trust"	the Liberty Life Association of Africa Limited Share Trust formed in terms of an incentive scheme adopted by the Company on 14 May 1998, which will be wound up after the implementation of the black ownership initiative and the general staff scheme;
"the lock-in period"	the period commencing on the effective date and ending at midnight on 31 December 2014, provided that the "lock-in-period" as here defined shall end on the review date if (and only if): – the review date occurs prior to 1 January 2015; and – as at the review date there will not have been the occurrence of any Charter event;
"the Long-term Insurance Act"	the Long-term Insurance Act No 52 of 1998, as amended;
"NAV"	net asset value;
"the operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 8 November 2004;

"own name registration"	means the registration of dematerialised shares in the name of the beneficial holder thereof (as opposed to in the name of a nominee for the beneficial holder) in a sub-register maintained by a CSDP;
"the ownership review"	the review by the Charter Council in 2011 of the ownership provisions of the Charter as set out in paragraph 4.3 of the Charter, to identify and address shortcomings in regard to such ownership provisions;
"the participation record date"	the date and time on which the holder of Liberty Life shares must be recorded in the register as a shareholder to participate in the scheme and receive the scheme consideration, which record date is expected to be at 17:00 on 5 November 2004;
"the prime rate"	the prime overdraft rate of interest as charged and calculated by Standard Bank from time to time, compounded monthly in arrear;
"preference dividends"	"preference dividends" as defined in the rights attaching to the preference shares, which are contained in the articles of association of the empowerment subsidiaries;
"preference shares"	the variable rate, redeemable, cumulative preference shares having a nominal value of R0.01 each which are to be allotted and issued at an issue price of R1 000 each by each of the empowerment subsidiaries to Liberty Life, to be paid for with existing cash resources and near cash, prior to the effective date and which have the rights set out in the articles of association of the empowerment subsidiaries which are attached to each of the shareholders' agreements as Schedule 3;
"qualifying staff"	approximately 4 600 employees and agents of Liberty Life who will participate in the general staff scheme, which excludes the black managers who will participate in the black ownership initiative and white managers who participate in an existing share incentive scheme;
"rand" or "R"	the currency of South Africa;
"the Registrar"	the Registrar of Companies;
"the replacement share certificate"	the share certificate, requested by those Liberty Life shareholders who wish to continue to hold their evidence of ownership in certificated form, representing the remaining balance of a shareholder's Liberty Life shares after such shareholder's scheme shares have been acquired by the empowerment subsidiaries in terms of the scheme;
"repurchase ratio"	the *pro rata* repurchase ratio in terms of which the empowerment subsidiaries will acquire scheme shares from scheme participants on the participation record date, being 9.35 shares per 100 held (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A to the scheme document, to the nearest whole number of fractions);
"review date"	the date on which the last of any amendments to the Charter resulting from the ownership review becomes operative;
"Safika"	Safika Holdings (Proprietary) Limited (Registration number 1996/001693/07), a private company incorporated in South Africa;
"the sale agreements"	the agreements between Liberty Life and each black partner in terms of which Liberty Life agrees to sell the sale shares to each black partner;

"the sale shares"	the entire issued ordinary share capital of the respective empowerment subsidiaries, which each black partner has agreed to purchase from Liberty Life for R1.00;
"the scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between itself, the empowerment subsidiaries and the shareholders of Liberty Life, in terms of which the empowerment subsidiaries will purchase each scheme share for the scheme consideration, the terms and conditions of which are contained in the scheme document;
"the scheme consideration"	4850 cents payable in cash to each scheme participant in terms of the scheme for each scheme share disposed of by that scheme participant;
"the scheme document"	pages 24 to 34 of this circular;
"the scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(2)(b) of the Companies Act (including any adjournment or postponement thereof), which is expected to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004, at which meeting scheme members will consider and vote on the scheme;
"scheme member"	each shareholder of Liberty Life, recorded in the register at the voting record date who is entitled to attend and vote at the scheme meeting;
"scheme participant"	each shareholder of Liberty Life recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration if the scheme becomes operative;
"scheme shares"	collectively, 9.35% (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A to the scheme document, to the nearest whole number of fractions that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) of the Liberty Life shares held by each scheme participant on the participation record date;
"the scorecard"	the Charter scorecard referred to in paragraph 16 of the Charter;
"the scorecard points"	the points to be earned in terms of sections 1 to 6 of the scorecard;
"SENS"	Securities Exchange News Service of the JSE;
"Shanduka"	Shanduka Group (Proprietary) Limited (Registration number 2001/004633/07), a private company incorporated in South Africa (formerly known as Millennium Consolidated Investments (Proprietary) Limited);
"shareholders' agreements"	the shareholders' agreements between Safika and Liberty Life with respect to Stratco 1, Shanduka and Liberty Life with respect to Stratco 2, the black managers' trust and Liberty Life with respect to Staffco and the community trust and Liberty Life with respect to Commco;
"shares" or "Liberty Life shares"	ordinary shares in the issued share capital of Liberty Life, which have a par value of R0.10 each;
"South Africa"	the Republic of South Africa;

"special preference share"	one special redeemable preference share having a par value of R1.00 to be allotted and issued by each empowerment subsidiary to Liberty Life at its par value prior to the effective date, having the rights set out in the articles of association of the empowerment subsidiaries which are attached to each of the shareholders' agreements as Schedule 3;
"Staffco"	Lexshell 622 Investments (Proprietary) Limited (Registration number 2004/011345/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose to purchase 3.74% of the issued share capital of Liberty Life;
"Standard Bank"	The Standard Bank of South Africa Limited (Registration number 1962/000738/06), a public company incorporated in South Africa;
"STANLIB"	STANLIB Limited (Registration number 1997/014748/06), a public company incorporated in South Africa, in which Liberty Life holds a 37.4% interest;
"Stratco 1"	Lexshell 620 Investments (Proprietary) Limited (Registration number 2004/007521/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 2.24% of the issued share capital of Liberty Life;
"Stratco 2"	Lexshell 621 Investments (Proprietary) Limited (Registration number 2004/011473/07), a private company incorporated in South Africa, being a special purpose vehicle, which is a wholly-owned subsidiary of Liberty Life, which has been acquired by Liberty Life exclusively to implement the black ownership initiative and, for that purpose, to purchase 1.50% of the issued share capital of Liberty Life;
"STRATE"	an electronic settlement environment for transactions to be settled and transfer of ownership to be recorded electronically, which is be managed by STRATE Limited (Registration number 1998/022242/06), a public company incorporated in South Africa;
"subsidiary"	a subsidiary company, as defined in section 1 of the Companies Act;
"the subsidiary disposals"	the sale by Liberty Life of all of the issued ordinary share capital of the empowerment subsidiaries to the black partners;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in South Africa and the transfer secretaries of Liberty Life;
"TNAV"	Tangible NAV;
"treasury shares"	Liberty Life shares currently held by a wholly-owned subsidiary of Liberty Life, Lexshell 615, and/or the Liberty Life Share Trust;
"the Tutuwa Consortium"	collectively, Safika and Shanduka;
"the valuation statement"	the valuation statement in terms of section 312(1)(a)(ii) of the Companies Act; and

"the voting record date"	the date and time for shareholders to be recorded in Liberty Life's register of members in order to vote at the scheme meeting, which date is expected to be at 17:00 on Wednesday, 13 October 2004.

All abovementioned dates and times are subject to amendment. Details of any such amendments will be published on SENS and in the press.

NOTICE OF SCHEME MEETING AND NOTICE IN TERMS OF SECTION 38(1)(a)(ii) OF THE LONG-TERM INSURANCE ACT NO 52 OF 1998

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION)

CASE NO 04/9223

BEFORE THE HONOURABLE MR JUSTICE HUSSEIN

In the *ex parte* application of

LIBERTY GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)

Applicant

NOTICE IS HEREBY GIVEN in terms of an order of Court dated 7 September 2004 and in terms of section 38(1)(a)(ii) of the Long-term Insurance Act No 52 of 1998, that:

1. Liberty Group Limited ("Liberty Life"), being a registered long-term insurer, has proposed a scheme of arrangement ("the scheme") between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the Liberty Life ordinary shareholders ("Liberty Life shareholders"); and

2. the High Court of South Africa (Witwatersrand Local Division) has ordered that a meeting in terms of section 311 of the Companies Act No 61 of 1973, as amended ("the Companies Act"), of the Liberty Life shareholders ("scheme meeting") be held under the chairpersonship of Mr Isaac Vincent Maleka SC or, failing him, Mr Mohammed Ashraf Chohan or, failing both of them, such other independent advocate or attorney as may be appointed by the above Honourable Court at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at 11:00 on Friday, 15 October 2004, (or, if later, ten minutes after the general meeting of the Liberty Life shareholders convened to be held at 10:00 on the same date at the same venue, or any adjournment of that meeting, shall have been concluded) for the purpose of considering and, if deemed fit, agreeing, with or without modification, to the scheme.

The scheme is subject to the fulfilment of the conditions precedent stated therein and the sanction of the above Honourable Court.

The essence of the scheme is that, upon its implementation, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited will in aggregate acquire, from all shareholders of Liberty Life, 9.35% of the issued share capital of Liberty Life on a *pro rata* basis for a consideration of 4850 cents per share. The detailed terms and conditions of the scheme are contained in the scheme document approved by the above Honourable Court, which is available as referred to below.

Copies of this notice, the scheme document, the statements in terms of section 312(1)(a) of the Companies Act which explain the scheme, the approved form of proxy to be used at the scheme meeting and the Order of Court convening the scheme meeting have been sent to scheme members and may, during normal business hours from the date of this notice up to and including the date on which application is made to sanction the scheme, being a period in excess of fifteen days, be inspected (or obtained by any scheme member, free of charge) at the registered office of Liberty Life, being Liberty Centre, 1 Ameshoff Street, Braamfontein.

Each scheme member (being a member of Liberty Life registered as such at the close of business (17:00) on Wednesday, 13 October 2004) may attend, speak and vote or abstain from voting in person at the scheme meeting, or may appoint one or more proxies (none of whom need be members of Liberty Life) to attend, speak and vote or abstain from voting at the scheme meeting in the place of such scheme member. If more than one proxy is appointed on a single form of proxy, then only one of those proxies (in order of appointment) will be entitled to exercise that proxy. In the case of joint shareholders, the vote of the senior

shareholder (for which purpose seniority will be determined by the order in which the names of the joint shareholders stand in Liberty Life's register of members) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote of the other joint shareholder(s). Properly completed forms of proxy must be lodged with the transfer secretaries of Liberty Life, being Computershare Investor Services 2004 (Proprietary) Limited of Ground Floor, 70 Marshall Street, Johannesburg, to be received by not later than 11:00 on the day before the date of the scheme meeting (or 24 hours before any adjourned scheme meeting) or handed to the chairperson of the scheme meeting not later than ten minutes before the scheduled time for the commencement of the scheme meeting (or any adjournment thereof). Notwithstanding the foregoing, the chairperson of the scheme meeting may approve in his discretion the use of any other form of proxy.

In terms of section 38(1)(b) of the Long-term Insurance Act, any person who has an interest in this matter may, within fifteen days after publication of this notice in the Government Gazette, submit to the Registrar of Long-term Insurance such representations concerning the scheme as are relevant to his, her or its interests.

In terms of the aforementioned Order of Court, the chairperson of the scheme meeting must report the results thereof to the above Honourable Court on Tuesday, 26 October 2004 at 10:00 or so soon thereafter as Counsel may be heard. A copy of the chairperson's report to the Court will be available to any scheme member free of charge at the registered office of Liberty Life, during normal business hours from the day after the day on which the scheme meeting is completed to the day of such hearing. At that hearing, Liberty Life will seek an order sanctioning the scheme in terms of section 311 of the Companies Act and approving the scheme in terms of section 37 of the Long-term Insurance Act. In terms of section 38(1)(d) of the Long-term Insurance Act, the Registrar of Long-term Insurance and any policyholder, shareholder or creditor of Liberty Life may appear and be heard at that hearing and may file affidavits and other documents relating thereto.

Notice of any adjournment or postponement of the scheme meeting (and any consequent amendment of the dates and times contained in this notice for registration in order to be a scheme member and for delivery of proxies) shall be published on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in any English newspaper and Afrikaans newspaper circulating in Johannesburg, Cape Town and Durban, not less than one week prior to the earliest of the amended dates and times.

Isaac Vincent Maleka SC
Chairperson of scheme meeting

Attorneys to Liberty Group Limited

Werksmans Inc.
155 – 5th Street
Sandown
Sandton
2196
Reference: Mr G Driver/Ms H Goolam

IMPORTANT DATES AND TIMES (note 1)

The definitions and interpretations on pages 4 to 11 of this document apply, *mutatis mutandis*, to this section on important dates and times.

	2004
Last day to trade Liberty Life shares in order to be recorded in the register to vote at the scheme meeting, on	Wednesday, 6 October
Voting record date to vote at the scheme meeting, on	Wednesday, 13 October
Last day to lodge forms of proxy for the general meeting *(green)* by 10:00, on	Thursday, 14 October
Last day to lodge forms of proxy for the scheme meeting *(blue)* by 11:00, on	Thursday, 14 October
General meeting to be held at 10:00, on	Friday, 15 October
Scheme meeting to be held at 11:00, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting on SENS, on	Friday, 15 October
Announcement of results of general meeting and scheme meeting in the press, on	Monday, 18 October
Court hearing to sanction the proposed scheme, on	Tuesday, 26 October
Announcement on SENS regarding the sanctioning of the proposed scheme, on	Tuesday, 26 October
Announcement in the press regarding the sanctioning of the proposed scheme, on	Wednesday, 27 October
If the proposed scheme is sanctioned and implemented:	
Last day to trade to participate in the scheme	Friday, 29 October
Shares trade "ex" the scheme consideration	Monday, 1 November
Participation record date on which members must be recorded in the register to be scheme participants and so become entitled to receive the scheme consideration, on	Friday, 5 November
Operative date of the scheme	Monday, 8 November
The scheme consideration expected to be transferred or posted (as the case may be) (against the surrender of existing share certificates) and new share certificates expected to be posted to certificated shareholders, on or within five days after	Monday, 8 November
Safe custody accounts to be updated and accounts credited at the CSDP or broker in the case of shareholders who have dematerialised their Liberty Life shares, on	Monday, 8 November

Notes:

1. The abovementioned times and dates are subject to change. Any such change will be published on SENS and in the press.
2. If the general meeting is adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed general meeting.
3. If the scheme meeting is adjourned or postponed, forms of proxy must be received by no later than 24 hours prior to the time of the adjourned or postponed scheme meeting.
4. Shareholders may not dematerialise or rematerialise their existing Liberty Life shares after Friday, 29 October 2004.
5. New share certificates may be dematerialised or rematerialised after Monday, 8 November 2004.



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

EXPLANATORY STATEMENT ON THE EFFECT OF THE SCHEME IN TERMS OF SECTION 312(1)(a)(i) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 apply, *mutatis mutandis*, to this explanatory statement on the effect of the scheme in terms of section 312(1)(a)(i) of the Companies Act.

1. THE PURPOSE OF THIS DOCUMENT

The purpose of this document is to explain, *inter alia*, the effect on scheme members in the event of the scheme being approved.

This document also explains:

- the conditions precedent to which the scheme is subject and the prospects of fulfilment of those conditions;
- how scheme members will be informed of the fulfilment of the conditions precedent;
- what must be done to enable scheme members to vote at the scheme meeting referred to below; and
- what scheme members are required to do in order to obtain and enforce the rights created by the scheme and how those rights may be lost through inaction.

This explanatory statement should be read in conjunction with the scheme document and other documents contained in the circular of which this explanatory statement forms part.

2. THE NATURE OF A SCHEME UNDER SECTION 311 OF THE COMPANIES ACT

Section 311 of the Companies Act permits a company to apply to the Court for leave to convene a meeting of its shareholders for the purpose of considering a scheme between the company and its shareholders. The meeting of those shareholders is referred to as a "scheme meeting".

Shareholders of that company who are recorded in the register as such on the voting record date, are entitled to be present or be represented, and to vote, at the scheme meeting. If the scheme is approved at the scheme meeting by the required majority of scheme participants (the required majority is explained in paragraph 4.3 of this explanatory statement) application is made to the Court for the sanctioning of the scheme. If the Court orders that the scheme be sanctioned, then that order must be lodged with the Registrar and upon registration of that order, the scheme becomes binding on that company and its shareholders recorded in the register on the participation record date and their rights then become regulated by the terms of the scheme.

The scheme to which this document relates is one proposed under section 311 of the Companies Act.

Should the scheme be approved by the shareholders of Liberty Life recorded in the register on the voting record date, the conditions precedent contained in the scheme be fulfilled, the Court order that the scheme be sanctioned and the Registrar register that order, the scheme will become operative and the shareholders of Liberty Life recorded in the register on the participation record date will be bound by the scheme and required to take the steps outlined in the scheme explained below.

3. THE SUBSTANCE OF THE SCHEME

3.1 The scheme is directed at the Liberty Life shareholders. If the scheme becomes operative, the effect of the scheme will be that:

3.1.1 shareholders of Liberty Life who are recorded in the register on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) 9.35% of the Liberty Life shares held by them, according to the repurchase ratio, as at the participation record date (whether they hold those shares in certificated or dematerialised form), to the empowerment subsidiaries, which shall acquire ownership of such shares;

3.1.2 in consideration for its disposal of each scheme share, each scheme participant will become entitled to receive the scheme consideration of 4850 cents from the empowerment subsidiaries, jointly and severally; and

3.1.3 in order to enable the empowerment subsidiaries to pay the scheme consideration, Liberty Life will, immediately prior to the time at which the scheme consideration becomes payable by the empowerment subsidiaries, subscribe for the preference shares in the empowerment subsidiaries by paying to the empowerment subsidiaries, an aggregate subscription price equal to the aggregate cash consideration payable by the empowerment subsidiaries.

3.2 Immediately after implementation of the scheme, Liberty Life will implement the subsidiary disposals by disposing of the entire issued share capital of each empowerment subsidiary to the relevant black partners for R1.00 per empowerment subsidiary. Thereafter, Liberty Life will hold only preference shares and the special preference share in the empowerment subsidiaries and the black partners will, through the empowerment subsidiaries and subject to the rights of those preference shares and the special preference share, enjoy ownership of the Liberty Life shares acquired by the empowerment subsidiaries in terms of the scheme.

3.3 After the implementation of the scheme and the subsidiary disposals:

3.3.1 2.24%, 6 191 075 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Stratco 1, the ordinary shares of which will be owned by Safika;

3.3.2 1.50%, 4 127 383 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Stratco 2, the ordinary shares of which will be owned by Shanduka;

3.3.3 3.74%, 10 318 458 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Staffco, the ordinary shares of which will be owned by the black managers' trust; and

3.3.4 1.87%, 5 159 229 Liberty Life shares, of the issued share capital of Liberty Life will be owned by Commco, the ordinary shares of which will be owned by the community trust and, possibly in the future, by other community, regional and educational empowerment groupings.

4. CONDITIONS PRECEDENT TO THE SCHEME

4.1 The scheme is conditional upon the fulfilment of the following conditions precedent on or before 30 November 2004:

4.1.1 shareholders of Liberty Life in general meeting adopting a special resolution approving the purchase by the empowerment subsidiaries of the scheme shares, and that resolution being registered by the Registrar;

4.1.2 shareholders of Liberty Life in general meeting adopting an ordinary resolution approving the disposal by Liberty Life of the issued ordinary shares of the empowerment subsidiaries to the black partners for R1.00;

4.1.3 the scheme being approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by Liberty Life shareholders present and represented, either in person or by proxy at the scheme meeting; and

4.1.4 the Court granting an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and be approved in terms of section 37 of the Long-term Insurance Act and the Order in terms of section 311 of the Companies Act being registered by the Registrar.

4.1.5 the Registrar of Long-term Insurance approving the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme;

These conditions precedent are consistent with those normally incorporated in schemes of this nature.

4.2 In addition to the approval referred to in 4.1.5 above, the Registrar of Long-term Insurance will report to the Court on its views on the scheme and the Court will take that report into account when determining whether to sanction the scheme.

4.3 The shareholder approval referred to in 4.1.1 above will not be effective unless approved by 75% of the votes exercisable by Liberty Life shareholders which are present or represented by proxy at the general meeting. The shareholder approval referred to in 4.1.4 above will not be effective unless approved by 75% of the votes exercisable by Liberty Life shareholders which are present or represented by proxy and voting at the scheme meeting.

4.4 Liberty Life is of the view that the prospects of the Registrar of Long-term Insurance approving the scheme and reporting favourably to the Court on the scheme are good. On Tuesday, 24 August 2004, Liberty Life received an in-principle approval of the scheme by the Registrar of Long-term Insurance. Liberty Life is therefore confident that, subject to the scheme being approved by the required majority of Liberty Life shareholders and being sanctioned by the Court, the scheme will be implemented in accordance with its terms. It is anticipated that the Registrar of Long-term Insurance will formally approve the scheme prior to the scheme meeting being held.

4.5 Shareholders of Liberty Life will be informed through publication on SENS and in the press upon the fulfilment of all of the conditions precedent.

5. NOTICE OF THE SCHEME MEETING AND NOTICE IN TERMS OF SECTION 38(1)(a)(ii) OF THE LONG-TERM INSURANCE ACT

The notice convening the scheme meeting on page 13 and in terms of section 38(1)(a)(ii) of the Long-term Insurance Act, which is to be held at 11:00 on Friday, 15 October 2004, at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg is attached to and forms part of this document.

6. ATTENDANCE AND VOTING AT THE SCHEME MEETING

Only Liberty Life shareholders registered as such at the voting record date will be entitled to attend or be represented and to vote at the scheme meeting.

6.1 Scheme members holding share certificates and scheme members who have dematerialised their shares and are either nominees or are beneficial holders of Liberty Life shares who have own name registration in the sub-register maintained by a CSDP, who are unable to attend the scheme meeting and wish to be represented thereat must complete and return the attached form of proxy (*blue*) to the transfer secretaries referred to in 8.2.2 below to be received by 11:00 on Thursday, 14 October 2004.

6.2 Beneficial holders of Liberty Life shares who have dematerialised their shares through a CSDP or broker and who do not have own-name registration in the sub-register maintained by a CSDP who wish to attend the scheme meeting must instruct their CSDP or broker to issue them with the necessary authority to attend or, if they do not wish to attend the scheme meeting but wish to be represented thereat, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between them and their CSDP or broker.

7. SANCTIONING OF THE SCHEME BY THE COURT

Subject to the scheme being approved by the requisite majority at the scheme meeting, an application will be made to the Court at 10:00 on Tuesday, 26 October 2004, or as soon thereafter as Counsel may be heard, to sanction the scheme and have it approved in terms of section 37(1) of the Long-term Insurance Act. Scheme members are entitled to attend at the Court which is located in the High Court Building, Von Brandis Square, corner Pritchard and von Brandis Streets, Johannesburg, in person, or to be represented by Counsel and to be heard concerning any objections they may have in respect of such application.

It is expected that the operative date of the scheme will be Monday, 8 November 2004. Any change in the expected dates will be announced on SENS and in the press.

8. SETTLEMENT OF THE SCHEME CONSIDERATION

8.1 No set-off of consideration

Settlement of the scheme consideration to which a scheme participant becomes entitled in terms of the scheme will be implemented, in full, in accordance with the terms and conditions of the scheme and as explained in 8.4 below, without regard to any lien, right of set-off, counterclaim or other analogous right to which any empowerment subsidiary may otherwise have been entitled.

8.2 Surrender of documents of title – applicable to certificated shareholders only

8.2.1 Certificated scheme participants must surrender their documents of title in order to participate in the scheme, failing which they will not receive the scheme consideration or be able to trade in Liberty Life shares. Certificated shareholders will be unable to trade with their old certificates. The surrender of documents of title only applies to certificated shareholders. Dematerialised shareholders need not take any action as their safe custody accounts will be automatically amended by their CSDP or broker.

8.2.2 Certificated scheme participants who wish to anticipate the approval and sanctioning of the scheme should complete the attached form of surrender (*pink*) and return that form, together with the documents of title and at their own risk, as soon as possible to the transfer secretaries, at, Computershare Investors Service 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).

8.2.3 Alternatively, certificated scheme participants can wait until the operative date, and surrender their documents of title at their own risk, under cover of the completed attached form of surrender (*pink*). Certificated scheme participants whose brokers hold their documents of title should notify their broker to surrender their documents of title on their behalf.

8.2.4 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of the JSE, the lodging agents are required to prepare special transaction receipts, if requested.

8.2.5 Documents of title surrendered by certificated scheme participants prior to the operative date in anticipation of the approval and sanctioning of the scheme will be held in trust by the transfer secretaries pending the approval and sanctioning of the scheme. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participants concerned, by registered post, at the risk of such certificated scheme participants.

8.2.6 The attention of shareholders is drawn to the fact that if the documents of title in respect of certificated shares are surrendered in advance, it will not be possible to dematerialise those share certificates between the date of surrender and the participation record date. In addition, no dematerialisation or rematerialisation of existing share certificates will take place after the last day to trade in order to participate in the scheme, being Friday, 29 October 2004.

8.2.7 Despite the provisions of 8.2.1, if documents of title have been lost or destroyed and the holder produces evidence to this effect to Liberty Life's satisfaction, Liberty Life may dispense with the surrender of documents of title requirement against provision of an acceptable indemnity by the relevant certificated scheme participant, the costs of which indemnity will be borne by the certificated scheme participant concerned.

8.2.8 Liberty Life shares may only be traded in dematerialised form. The attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to trade their Liberty Life shares on the JSE after such surrender.

8.2.9 After receipt of the duly completed form of surrender and documents of title from each certificated scheme participant and the implementation of the scheme, the transfer secretaries will post to that scheme participant, at his/her own risk, a replacement share certificate reflecting the number of Liberty Life shares held by that scheme participant after implementation of the scheme.

8.2.10 Scheme participants who, at the time of dematerialisation, elected to retain their physical share certificates should note that they need not dematerialise their shares in order to participate in the scheme. However, in order to reflect the correct number of shares held after the implementation of the scheme on the share certificates and ensure that the share certificates are valid for delivery for dematerialisation in the future, it will be necessary to recall all Liberty Life share certificates in issue in order to replace them with new Liberty Life share certificates.

8.2.11 Once the scheme is approved and sanctioned a further document containing a further copy of the enclosed form of surrender will be sent to all certificated scheme participants who have not yet surrendered their documents of title.

8.3 Fractional entitlements

Because the scheme provides for scheme participants to dispose of 9.35% of their respective holdings of Liberty Life shares, it is possible that the number of shares to be disposed of may include a fraction of a share. In order to avoid that outcome, the number of shares to be disposed of will be rounded up or down to the nearest whole number in accordance with the table of entitlement contained in Annexure A to the scheme document. The number of shares will be rounded down to the nearest whole number if the fraction is less than 0.5 of a share and rounded up to the nearest whole number if the fraction is more than or equal to 0.5 of a share.

8.4 Exchange control regulations

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

8.4.1 *Residents of the common monetary area*

In the case of:

8.4.1.1 certificated scheme participants whose registered addresses in the register of members is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his/her registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004), unless written instructions to the contrary are received and an address provided. The attached form of surrender (*pink*) makes provision for a substitute address; or

8.4.1.2 scheme participants holding dematerialised shares, will have the scheme consideration credited to that scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

8.4.2 ***Emigrants from the common monetary area***

In the case of scheme participants who are emigrants from the common monetary area and whose Liberty Life shares form part of their blocked assets, the scheme consideration will:

8.4.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such scheme participants' blocked assets in terms of the Exchange Control Regulations. The attached form of surrender (*pink*) makes provision for details of the authorised dealer concerned to be given; or

8.4.2.2 in the case of a scheme participant holding dematerialised Liberty Life shares, be paid to his/her CSDP or broker, which shall arrange for the same to be credited directly to the blocked Rand bank account of the scheme participant with his/her authorised dealer.

8.4.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will:

8.4.3.1 in the case of a certificated scheme participant whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his/her registered address, unless written instructions to the contrary are received and an address provided. The attached form of surrender (*pink*) makes provision for a substitute address; or

8.4.3.2 in the case of a scheme participant holding dematerialised Liberty Life shares, be paid to his/her duly appointed CSDP or broker and credited to that scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

9. Shareholders are referred to the important dates and times listed on page 15 of this circular.

10. ACTION REQUIRED BY SHAREHOLDERS

Please take careful note of the following provisions regarding the action required by Liberty Life shareholders regarding the scheme meeting.

If you are in any doubt as to what action to take, consult your CSDP, broker, attorney, banker or other professional adviser immediately.

10.1 If you have dematerialised your Liberty Life shares and you do not have own name registration

10.1.1 ***Voting at the scheme meeting***

10.1.1.1 Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the scheme meeting and thereafter cast your vote in accordance with your instructions.

10.1.1.2 If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions.

10.1.1.3 If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker.

10.1.1.4 You must not complete the attached form of proxy for the scheme meeting (*blue*).

10.1.2 ***Attendance and representation at the scheme meeting and the Court hearing***

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing to sanction the scheme or send a proxy to

represent you at the scheme meeting. Your CSDP or broker will then issue the necessary letter of authority to you to attend or be represented at the scheme meeting and/or to appear or to be represented by Counsel at the Court hearing.

10.2 If you are a nominee holder of dematerialised shares or you are a beneficial holder of dematerialised Liberty Life shares and you do have own name registration.

10.2.1 ***Voting and attendance at the scheme meeting***

10.2.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

10.2.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting (*blue*) in accordance with the instructions it contains and return it to the transfer secretaries, at their address referred to in the "Corporate information and advisers" section, to be received by no later than 11:00 on Thursday, 14 October 2004.

10.2.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 26 October 2004.

10.3 If you are a nominee holder of dematerialised shares or you are a beneficial holder of dematerialised Liberty Life shares (with or without own name registration).

Should the scheme be implemented, safe custody accounts will automatically be updated by your CSDP or broker. You must therefore not complete the attached form of surrender *(pink)*.

10.4 If you have not dematerialised your Liberty Life shares

10.4.1 ***Voting and attendance at the scheme meeting***

10.4.1.1 You may attend the scheme meeting in person and may vote at the scheme meeting.

10.4.1.2 Alternatively, you may appoint a proxy to represent you at the scheme meeting by completing the attached form of proxy for the scheme meeting (*blue*) in accordance with the instructions it contains and return it to the transfer secretaries, at their address referred to in the "Corporate information and advisers" section, to be received by no later than 10:00 on Thursday, 14 October 2004.

10.4.2 ***Attendance at the Court hearing to sanction the scheme***

You are entitled to appear or be represented by Counsel at the Court hearing for the sanctioning of the scheme. The Court hearing is expected to occur at 10:00, or so soon thereafter as Counsel may be heard, on Tuesday, 26 October 2004.

10.4.3 ***Surrender of documents of title***

Your attention is drawn to the fact that, in the event that the scheme becomes operative, the share certificates that you currently hold will not be good for delivery and therefore must be surrendered in order to receive a replacement share certificate reflecting your remaining shareholding in Liberty Life.

You are required to surrender your documents of title in respect of all your Liberty Life shares by completing the attached form of surrender (*pink*) and returning it, together with the relevant documents of title representing your entire shareholding of Liberty Life shares, to the transfer secretaries, at Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107).

If you wish to surrender your documents of title prior to the scheme becoming operative, you may surrender your documents at any time up until the operative date, which is expected to be Monday, 8 November 2004, or you may surrender your documents of title at any time thereafter.

In the event that the scheme is not approved by shareholders and sanctioned by the Court, the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved by shareholders or be sanctioned by the Court, return all documents of title already received to the shareholders concerned by registered post at the risk of such shareholders.

10.5 If you wish to dematerialise your Liberty Life shares, please contact your broker or transfer secretaries.

10.6 Shareholders are advised to consult their professional advisers about their personal tax positions regarding the scheme.

10.7 If you have disposed of all of your Liberty Life shares, this document should be handed to the purchaser of such shares or the broker, banker or other agent who disposed of your shares for you.

11. AUTHORSHIP

The authors of this explanatory statement are the board of Liberty Life together with Standard Bank and Werksmans Inc.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

DETAILED TERMS AND CONDITIONS OF THE SCHEME OF ARRANGEMENT IN TERMS OF SECTION 311 OF THE COMPANIES ACT NO 61 OF 1973, AS AMENDED, PROPOSED BY LIBERTY GROUP LIMITED BETWEEN ITSELF, LEXSHELL 620 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 621 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 622 INVESTMENTS (PROPRIETARY) LIMITED, LEXSHELL 623 INVESTMENTS (PROPRIETARY) LIMITED AND THE SHAREHOLDERS OF LIBERTY GROUP LIMITED

1. DEFINITIONS AND INTERPRETATIONS

In this document, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa*, words denoting one gender shall include the other genders, expressions denoting natural persons shall include juristic persons and associations of persons and *vice versa* and words in the first column below shall have the meaning stated opposite them in the second column below:

"black partners"	collectively, Safika Holdings (Proprietary) Limited, Shanduka Group (Proprietary) Limited, the Katleho Managers' Trust and the Katleho Community Trust, being the broad-based black groupings acquiring the sale shares in Lexshell 620, Lexshell 621, Lexshell 622 and Lexshell 623, respectively;
"broker"	any person registered as a "broking member (equities)" in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchange Control Act No 1 of 1985, as amended;
"business day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"certificated scheme member"	a scheme member who holds certificated shares;
"certificated scheme participant"	a scheme participant who holds certificated shares;
"certificated shareholders"	holders of certificated shares;
"certificated shares"	Liberty Life shares which are not dematerialised shares;
"the circular"	the circular to shareholders of Liberty Life in which the scheme document is incorporated;
"common monetary area"	South Africa, the Republic of Namibia and the Kingdoms of Swaziland and Lesotho;
"Companies Act"	the Companies Act No 61 of 1973, as amended;
"Court"	the High Court of South Africa (Witwatersrand Local Division) which is located in the High Court Building, von Brandis Square, corner Pritchard Street and von Brandis Street, Johannesburg, South Africa;

"CSDP"	a Central Securities Depositary Participant, accepted as a participant in terms of the Custody and Administration of Securities Act No 85 of 1992, as amended;
"dematerialised scheme member"	a scheme member who holds dematerialised shares;
"dematerialised scheme participant"	a scheme participant who holds dematerialised shares;
"dematerialised shareholder"	holders of dematerialised shares;
"dematerialised shares"	those Liberty Life shares that have been dematerialised through a CSDP or broker and are held on Liberty Life's sub-register of members administered by CSDPs in electronic form;
"documents of title"	valid share certificates, certified transfer deeds, balance receipts, or any other proof of ownership acceptable to Liberty Life, of Liberty Life shares;
"empowerment subsidiaries"	collectively, Lexshell 620, Lexshell 621, Lexshell 622 and Lexshell 623;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961 as promulgated in terms of the Currency and Exchanges Act No 9 of 1933, as amended;
"explanatory statement"	the explanatory statement prepared in compliance with section 312(1)(a)(i) of the Companies Act which forms part of the circular in which this scheme document is included;
"JSE"	JSE Securities Exchange South Africa;
"Lexshell 620"	Lexshell 620 Investments (Proprietary) Limited (Registration number 2004/007521/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 621"	Lexshell 621 Investments (Proprietary) Limited (Registration number 2004/011473/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 622"	Lexshell 622 Investments (Proprietary) Limited (Registration number 2004/011345/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;
"Lexshell 623"	Lexshell 623 Investments (Proprietary) Limited (Registration number 2004/011196/07), a private company incorporated in South Africa, whose entire issued share capital prior to the implementation of the scheme consists of 100 ordinary shares having a par value of R1.00 each held by Liberty Life which will be disposed of by Liberty Life immediately after implementation of the scheme;

"Lexshell 620 preference shares"	300 268 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 620, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 620 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 620;
"Lexshell 621 preference shares"	200 179 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 621, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 621 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 621;
"Lexshell 622 preference shares"	500 446 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 622, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 622 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 622;
"Lexshell 623 preference shares"	250 223 variable rate, redeemable cumulative preference shares in the share capital of Lexshell 623, having a par value of R0.01 each and the rights set out in the articles of association of Lexshell 623 which are attached as Schedule 3 to the shareholders' agreement for Lexshell 623;
"Liberty Life shares"	ordinary shares in the issued share capital of Liberty Life, which have a par value of R0.10 each;
"Liberty Life"	Liberty Group Limited (Registration number 1957/002788/06), a public company with limited liability and duly incorporated in South Africa, whose shares are listed on the JSE and which is registered as a long-term insurer in terms of the Long-term Insurance Act;
"Long-term Insurance Act"	the Long-term Insurance Act No 52 of 1998, as amended;
"operative date"	the date on which the scheme becomes operative, being the first business day immediately after the participation record date. The operative date is expected to be Monday, 8 November 2004;
"participation record date"	the date and time on which the holder of Liberty Life shares must be recorded in the register as a shareholder to participate in the scheme and receive the scheme consideration, which record date is expected to be at 17:00 on Friday, 5 November 2004;
"preference shares"	collectively, the Lexshell 620 preference shares, the Lexshell 621 preference shares, the Lexshell 622 preference shares and the Lexshell 623 preference shares;
"scheme"	the scheme of arrangement in terms of section 311 of the Companies Act proposed by Liberty Life between itself, the empowerment subsidiaries and the shareholders of Liberty Life, in terms of which the empowerment subsidiaries will purchase each scheme share for the scheme consideration, the terms and conditions of which are contained in this scheme document (as amended in accordance with 11.1, if applicable);
"scheme consideration"	4850 cents payable in cash to each scheme participant in terms of the scheme for each scheme share disposed of by that scheme participant;

"scheme document"	this document setting out the detailed terms and conditions of the scheme;
"scheme meeting"	the meeting of scheme members convened by the Court in terms of section 311(2)(b) of the Companies Act (including any adjournment or postponement thereof), which is expected to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004, at which meeting scheme members will consider and vote on the scheme;
"scheme member"	each shareholder of Liberty Life, recorded in the register at the voting record date who is entitled to attend and vote at the scheme meeting;
"scheme participant"	each shareholder of Liberty Life recorded in the register on the participation record date, who will dispose of his scheme shares and become entitled to receive the scheme consideration if the scheme becomes operative;
"scheme shares"	collectively, 9.35% (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A, to the nearest whole number of fractions that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) of the Liberty Life shares held by each scheme participant on the participation record date;
"shareholders' agreement"	for: • Lexshell 620 means the written shareholders' agreement between Lexshell 620, Liberty Life and Safika Holdings (Proprietary) Limited dated 15 July 2004, as amended; • Lexshell 621 means the written shareholders' agreement between Lexshell 621, Liberty Life and Shanduka Group (Proprietary) Limited dated 15 July 2004, as amended; • Lexshell 622 means the written shareholders' agreement between Lexshell 622, Liberty Life and the Katleho Managers' Trust dated 27 August 2004, as amended; • Lexshell 623 means the written shareholders' agreement between Lexshell 623, Liberty Life and the Katleho Community Trust dated 27 August 2004, as amended;
"SENS"	the Securities Exchange News Service of the JSE;
"South Africa"	the Republic of South Africa;
"transfer secretaries"	Computershare Investor Services 2004 (Proprietary) Limited (Registration number 2004/003647/07) of Ground Floor, 70 Marshall Street, Johannesburg; and
"voting record date"	the date and time for shareholders to be recorded in Liberty Life's register of members in order to vote at the scheme meeting, which date is anticipated to be at 17:00 on Wednesday, 13 October 2004.

2. SHARE CAPITAL OF LIBERTY LIFE

At the date of this scheme document, the authorised and issued share capital of Liberty Life is as follows:

	R'million
Authorised share capital	
400 000 000 ordinary shares of 10 cents each	40.0
Issued share capital	
275 847 728 ordinary shares of 10 cents each	27.6
Share premium	2 214.7
Total issued share capital and premium	2 242.3

As at 1 September 2004, the Liberty Life group held 963 137 treasury shares. The number of treasury shares will be reduced by 9.35% as a result of the scheme to 872 603 Liberty Life shares.

3. OBJECT OF THE SCHEME

3.1 The immediate object of the scheme is to procure that, upon the scheme becoming operative:

3.1.1 Lexshell 620 will be the owner of 24% of the scheme shares, comprising 6 191 075 Liberty Life shares or 2.24% of the issued share capital of Liberty Life;

3.1.2 Lexshell 621 will be the owner of 16% of the scheme shares, comprising 4 127 383 Liberty Life shares or 1.50% of the issued share capital of Liberty Life;

3.1.3 Lexshell 622, will be the owner of 40% of the scheme shares, comprising 10 318 458 Liberty Life shares or 3.74% of the issued share capital of Liberty Life; and

3.1.4 Lexshell 623, will be the owner of 20% of the scheme shares, comprising 5 159 229 Liberty Life shares or 1.87% of the issued share capital of Liberty Life.

Upon the scheme becoming operative, the empowerment subsidiaries will therefore, in aggregate, own all of the scheme shares, comprising 9.35% of the issued share capital of Liberty Life.

3.2 The ultimate object of the scheme is to facilitate the economic empowerment of the black partners to whom Liberty Life will dispose of the ordinary shares in the empowerment subsidiaries after implementation of the scheme. After such disposal, those black partners will, subject to the rights of the preference shares, enjoy ownership through the empowerment subsidiaries of the scheme shares, which will represent 10% of the value of Liberty Life's South African operations.

4. CONDITIONS PRECEDENT

The scheme is conditional upon the fulfilment of the following conditions precedent on or before 30 November 2004:

4.1 the shareholders of Liberty Life in general meeting adopting a special resolution approving the purchase by the empowerment subsidiaries of the scheme shares, and that resolution is registered by the Registrar of Companies;

4.2 the shareholders of Liberty Life in general meeting adopting an ordinary resolution approving the disposal by Liberty Life of the issued ordinary shares of each empowerment subsidiary for R1.00;

4.3 the scheme being approved, with or without modification, by a majority representing not less than three-fourths (75%) of the votes exercisable by scheme members present and voting either in person or by proxy at the scheme meeting;

4.4 the Court granting an Order that the scheme be sanctioned in terms of section 311 of the Companies Act and approved in terms of section 37 of the Long-term Insurance Act and that the Order in terms of section 311 of the Companies Act is registered by the Registrar of Companies; and

4.5 the Registrar of Long-term Insurance approving of the purchase by the empowerment subsidiaries of the scheme shares in terms of the scheme.

5. THE SCHEME MEETING

5.1 Certificated scheme members and dematerialised scheme members with own name registration will be entitled to attend and vote in person or by proxy at the scheme meeting.

5.2 Dematerialised scheme members without own name registration must advise their CSDP or broker, in accordance with the custody agreement between the dematerialised scheme member and his/her CSDP or broker, if they wish to attend the scheme meeting in person, or to send a proxy to represent them at the scheme meeting, if they wish to be represented thereat and the CSDP or broker will issue the necessary letter of authority to attend the scheme meeting.

6. THE SCHEME

Upon the scheme becoming operative:

6.1 Liberty Life shall subscribe for all the preference shares by paying:

6.1.1 R300 268 000 to Lexshell 620 in consideration for the Lexshell 620 preference shares;

6.1.2 R200 179 000 to Lexshell 621 in consideration for the Lexshell 621 preference shares;

6.1.3 R500 446 000 to Lexshell 622 in consideration for the Lexshell 622 preference shares;

6.1.4 R250 223 000 to Lexshell 623 in consideration for the Lexshell 623 preference shares,

which empowerment subsidiary shall thereupon allot and issue such preference shares, and deliver share certificates in respect thereof, to Liberty Life on the operative date;

6.2 immediately following the subscription for the preference shares by Liberty Life, each scheme participant shall, with effect from the operative date, be deemed to have disposed of 9.35% of its Liberty Life shares (or such number as may result from the rounding up or down, in accordance with the table of entitlement contained in Annexure A, to the nearest whole number of shares that may result from the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) to the empowerment subsidiaries in the proportions set out in 3.1 above. In exchange for each scheme share so disposed of by a scheme participant, that scheme participant shall be entitled to be paid the scheme consideration. The effect of the scheme will be that the empowerment subsidiaries will, with effect from the operative date, become the owners of the scheme shares.

7. IMPLEMENTATION OF THE SCHEME – DELIVERY OF THE DOCUMENTS OF TITLE

7.1 Dematerialised scheme participants

Dematerialised scheme participants need not take any action with regard to the surrender of documents of title. Pursuant to the sanctioning of the scheme, a dematerialised scheme participant's safe custody account will be updated to reflect that dematerialised scheme participant's disposal of the scheme shares in terms of the scheme by his/her CSDP or broker, in accordance with the custody agreement entered into between the dematerialised scheme participant and his/her CSDP or broker.

7.2 Certificated scheme participants

7.2.1 Upon the scheme becoming operative, certificated scheme participants will be obliged to surrender their documents of title in respect of all their Liberty Life shares.

7.2.2 Certificated scheme participants must complete the form of surrender (*pink*) attached to the circular and send it, together with their documents of title in respect of all their Liberty Life shares, at their own risk, to the transfer secretaries at their address referred to in the "Corporate information and advisers" section in order for a certificated scheme participant to receive the scheme consideration.

7.2.3 If the relevant documents of title to the scheme shares have not been surrendered by any certificated scheme participant, ownership of that certificated scheme participant's scheme shares shall still be transferred to the empowerment subsidiaries, in accordance with 6 above but the scheme consideration due to that scheme participant will be held in trust by the transfer secretaries on behalf of and for the benefit of the relevant scheme participant until claimed against delivery of the relevant documents of title but subject to a maximum period of three years from the operative date ("maximum period"). Furthermore, certificated shareholders will be unable to trade in their old share certificates. Any scheme consideration that may be returned undelivered shall be held in trust in the same way. If not claimed within the maximum period, all such scheme consideration will be deemed to be forfeited to and for the benefit of Liberty Life, free of any encumbrance, lien, or other claim. No interest will accrue or be paid on any amount to a scheme participant arising from amounts held in trust.

7.2.4 Certificated shareholders who wish to surrender their documents of title in anticipation of the scheme becoming operative must complete the form of surrender *(pink)* attached to the circular and return it together with the documents of title, at their own risk, to the transfer secretaries. In such cases:

7.2.4.1 surrendered documents of title will be held in trust by the transfer secretaries on behalf of and for the benefit of the surrendering certificated shareholder, pending the scheme becoming operative. In the event of the scheme not becoming operative for any reason whatsoever, the documents of title so surrendered will be returned by post to the registered address of and at the risk of the shareholder concerned;

7.2.4.2 the scheme consideration will not be paid and the replacement share certificates will not be posted to certificated shareholders who specifically request this until the operative date, which is expected to be Monday, 8 November 2004;

7.2.4.3 the attention of certificated scheme participants is drawn to the fact that if they surrender their documents of title before the operative date, they will not be able to trade their Liberty Life shares on the JSE after such surrender.

7.2.5 No receipts will be issued for documents of title surrendered unless specifically requested. In order to comply with the requirements of JSE, lodging agents are required to prepare special transaction receipts if requested.

7.2.6 A further surrender circular advising whether the scheme has become operative will be sent to certificated scheme participants subsequent to the operative date.

7.2.7 If documents of title relating to the scheme shares have been lost or destroyed, certificated scheme participants should nevertheless return the form of surrender duly signed and completed, together with evidence satisfactory to Liberty Life that the documents of title to the scheme shares have been lost or destroyed and an indemnity acceptable to Liberty Life (the cost of which shall be borne by the certificated scheme participant concerned).

7.2.8 Existing documents of title in respect of Liberty Life shares shall cease to be of any value, force or effect with effect from the operative date for any purpose other than their surrender in terms of this clause 7.2.

7.2.9 After receipt of the duly completed form of surrender and documents of title from each certificated scheme participant, the transfer secretaries will post to that certificated scheme participant, at his/her own risk, a replacement share certificate reflecting the number of Liberty Life shares held by that certificated scheme participant after implementation of the scheme.

8. IMPLEMENTATION OF THE SCHEME – PAYMENT OF THE SCHEME CONSIDERATION

If the scheme becomes operative, the empowerment subsidiaries shall jointly and severally, pay (or procure the payment of) the scheme consideration to all scheme participants in the manner set out below forthwith after the operative date.

8.1 Certificated scheme participants

Within five business days after the later of the operative date and receipt by the transfer secretaries of the relevant certificated scheme participants' documents of title and duly signed and completed form of surrender, payment of the scheme consideration will be effected by way of a cheque to be forwarded to each certificated scheme participant by ordinary post or electronic transfer into the certificated scheme participant's bank account if details of such account are available to the transfer secretaries, the certificated scheme participant concerned has entered into a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004, each at the risk of the certificated scheme participant concerned. Where no address is specified in the form of surrender, payment will be forwarded to the certificated scheme participant's registered address.

8.2 Dematerialised scheme participants

All scheme consideration due to dematerialised scheme participants will be paid to their respective CSDP or broker, who will update the accounts of those dematerialised scheme participants in accordance with the applicable custody agreement.

8.3 Exchange Control

The following is a summary of the Exchange Control Regulations insofar as they have application to scheme participants. Any scheme participants who have any doubts as to the application thereof should consult their professional advisers as soon as possible.

8.3.1 *Residents of the common monetary area*

In the case of:

8.3.1.1 a certificated scheme participant whose registered address in the register of members is within the common monetary area and whose documents of title are not endorsed in terms of the Exchange Control Regulations, the scheme consideration will be posted to his/her registered address (or electronically transferred to such scheme participant's bank account if the transfer secretaries have details of that bank account, the certificated scheme participant concerned has concluded a mandate with the transfer secretaries and the certificated scheme participant surrendered his/her documents of title before 12:00 on Friday, 5 November 2004), unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

8.3.1.1 dematerialised scheme participant, the scheme consideration will be paid to his/her duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

8.3.2 ***Emigrants from the common monetary area***

In the case of scheme participants who are emigrants from the common monetary area and whose Liberty Life shares form part of their blocked assets, the scheme consideration will:

8.3.2.1 in the case of a certificated scheme participant, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such certificated scheme participants' blocked assets in terms of the Exchange Control Regulations. The form of surrender *(pink)* attached to the circular makes provision for details of the authorised dealer concerned to be given; or

8.3.2.2 in the case of a dematerialised scheme participant, be paid to his/her CSDP or broker, which shall arrange for the same to be credited directly to the blocked Rand bank account of the scheme participant with his/her authorised dealer.

8.3.3 ***All other non-residents of the common monetary area***

The scheme consideration accruing to non-resident scheme participants whose registered addresses are outside the common monetary area and who are not emigrants from the common monetary area will:

8.3.3.1 in the case of a certificated scheme participant, whose documents of title have been endorsed "non-resident" under the Exchange Control Regulations, be posted to his/her registered address, unless written instructions to the contrary are received and an address provided. The form of surrender *(pink)* attached to the circular makes provision for a substitute address; or

8.3.3.2 in the case of a dematerialised scheme participant, be paid to his/her duly appointed CSDP or broker and credited to the dematerialised scheme participant in terms of the provisions of the custody agreement with his/her CSDP or broker.

9. OBLIGATIONS OF LIBERTY LIFE AND THE EMPOWERMENT SUBSIDIARIES

Liberty Life and the empowerment subsidiaries shall, upon the scheme becoming operative, give effect to the terms and conditions of the scheme and will sign and procure the signing of all documents and carry out and procure the carrying out of all acts which are necessary to give effect to the scheme.

10. INSTRUCTIONS AND AUTHORITIES

Upon the scheme becoming operative, Liberty Life shall be entitled to accept and to act upon all documents recorded with Liberty Life relating to the status and capacity of any scheme participant and shall be empowered to act on behalf of any scheme participant in pursuance of and subject to the scheme.

11. GENERAL

11.1 The board of directors of Liberty Life may consent:

11.1.1 either before or at the scheme meeting at any time prior to the voting in respect of the scheme, to any amendment, variation or modification of the terms of the scheme; or

11.1.2 after the scheme meeting, to any amendment, variation or modification which the Court may think fit to approve or impose,

provided that no such amendment, variation or modification made may have an adverse effect on the rights which will accrue to the scheme participants in terms of the scheme as set out in this scheme document.

11.2 The costs incurred by Liberty Life in connection with the scheme will be borne and paid by Liberty Life and will not have any impact on the scheme consideration.

11.3 Any director of Liberty Life nominated by the board of directors of Liberty Life will be entitled and will have the authority on behalf of Liberty Life and each scheme participant to authorise any person to sign all documents required to carry the scheme into effect.

11.4 A certificate signed by any director of Liberty Life stating that all the conditions of the scheme have been fulfilled and that the scheme has become operative shall be binding on Liberty Life, the empowerment subsidiaries and the scheme participants.

11.5 All dates and times referred to in this scheme document are subject to amendment. Details of any such amendments will be published on SENS and in the press.

For and on behalf of

LIBERTY GROUP LIMITED

M J D Ruck
Chief Executive

Johannesburg
31 August 2004

For and on behalf of Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited, who undertake to be bound by the terms and conditions of the scheme.

M J D Ruck
Director

Johannesburg
31 August 2004

TABLE OF ENTITLEMENT OF EMPOWERMENT SUBSIDIARIES TO LIBERTY LIFE SHARES

Number of ordinary shares held	Number of ordinary shares purchased	Number of ordinary shares held	Number of ordinary shares purchased	Number of ordinary shares held	Number of ordinary shares purchased
1	0	39	4	77	7
2	0	40	4	78	7
3	0	41	4	79	7
4	0	42	4	80	7
5	0	43	4	81	8
6	1	44	4	82	8
7	1	45	4	83	8
8	1	46	4	84	8
9	1	47	4	85	8
10	1	48	4	86	8
11	1	49	5	87	8
12	1	50	5	88	8
13	1	51	5	89	8
14	1	52	5	90	8
15	1	53	5	91	9
16	1	54	5	92	9
17	2	55	5	93	9
18	2	56	5	94	9
19	2	57	5	95	9
20	2	58	5	96	9
21	2	59	6	97	9
22	2	60	6	98	9
23	2	61	6	99	9
24	2	62	6	100	9
25	2	63	6	200	19
26	2	64	6	500	47
27	3	65	6	1 000	94
28	3	66	6		
29	3	67	6		
30	3	68	6		
31	3	69	6		
32	3	70	7		
33	3	71	7		
34	3	72	7		
35	3	73	7		
36	3	74	7		
37	3	75	7		
38	4	76	7		

ORDER OF COURT

IN THE HIGH COURT OF SOUTH AFRICA
(WITWATERSRAND LOCAL DIVISION) CASE NO 04/9223

BEFORE THE HONOURABLE MR JUSTICE HUSSEIN

In the *ex parte* application of

LIBERTY GROUP LIMITED Applicant
(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)

ORDER

IT IS ORDERED THAT:

1. a meeting ("scheme meeting"), in terms of section 311(1) of the Companies Act No 61 of 1973, as amended ("Companies Act"), of the shareholders of the Applicant registered as such at close of business on Wednesday, 13 October 2004 ("scheme members") shall be convened by the chairperson referred to in paragraph 2 below ("chairperson") and held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, on Friday, 15 October 2004 at the later of 11:00 and ten minutes after the conclusion of the general meeting of Liberty Life shareholders to be held on the same date, for the purpose of considering, and, if deemed fit, agreeing, with or without modification, to the scheme of arrangement ("scheme") proposed by the Applicant between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the shareholders of the Applicant on the terms and conditions contained in the scheme document attached to the papers before this Court ("scheme document");

2. Advocate Isaac Vincent Maleka SC or, failing him, Mr Mohammed Ashraf Chohan or, failing both of them, such other independent attorney or advocate as may be appointed by this Honourable Court, be and is hereby appointed as the chairperson of the scheme meeting;

3. the chairperson is authorised to:

   3.1 convene the scheme meeting;

   3.2 adjourn the scheme meeting from time to time if the chairperson considers it necessary to do so;

   3.3 determine the procedure to be followed at the scheme meeting and any adjournment thereof;

   3.4 notwithstanding paragraph 11 below, determine the validity of any form of proxy submitted for use at the scheme meeting;

   3.5 appoint scrutineers for the purpose of the scheme meeting including any adjournment thereof;

   3.6 accept any form of proxy handed to the chairperson up to ten minutes before the scheme meeting (or any adjournment thereof) is due to commence;

4. the Applicant shall cause a notice convening the scheme meeting to be published once in each of the Government Gazette, Die Rapport, Business Day, The Sunday Times and the City Press in South Africa, at least two weeks before the date of the scheme meeting. The said notice shall state:

   4.1 the time, date and venue of the scheme meeting;

   4.2 that the scheme meeting has been convened in terms of this Order to consider and, if deemed fit, agree to, with or without modification, the scheme;

4.3 that a copy of this Order, the scheme document and the statements in terms of section 312(1)(a) of the Companies Act explaining that the scheme may be inspected (or obtained by any scheme member, free of charge) during normal business hours from the date of such notice up to and including the date on which application is made to sanction the scheme, being a period in excess of fifteen days, at the registered office of the Applicant, being Liberty Centre, 1 Ameshoff Street, Braamfontein; and

4.4 the basic characteristics of the scheme;

5. the Applicant shall, at least two weeks before the date of the scheme meeting, send to each of the shareholders of the Applicant recorded in the register at the close of business on a date not more than five business days prior to the date of such sending, at their addresses as reflected in the Applicant's register of members and those persons named by the Central Securities Depository Participants administering sub-registers as being beneficial owners of shares in the Applicant registered on a date not more than five days prior to the date of such sending, the following:

   5.1 a copy of the scheme document and the statements in terms of section 312(1)(a) of the Act explaining the scheme, substantially in the form attached to the papers before the Court;

   5.2 the notice referred to in 4 above;

   5.3 the form of proxy to be used at the scheme meeting substantially in the form of the form of proxy attached to the papers before the Court; and

   5.4 this Order;

6. copies of the documents referred to in 5 above shall lie for inspection at, and copies of these documents may be obtained by scheme members free of charge from, the registered office of the Applicant at the place mentioned in 4.3 above during normal business hours from the date of publication of the notice referred to in 4 above up to and including the date of the hearing referred to in 7 below, which period shall not be less than fifteen days;

7. the Applicant shall publish notice of any adjournment of the scheme meeting (and any consequent amendment of the dates and times for registration in order to be a scheme member and for delivery of proxies) on the Securities Exchange News Service of the JSE Securities Exchange South Africa and in one English newspaper and one Afrikaans newspaper circulating in Johannesburg, Cape Town and Durban, not less than one week prior to the earliest of the amended dates and times;

8. the chairperson shall report, by way of affidavit, the results of the scheme meeting to the Court at 10:00 on Tuesday, 26 October 2004 or so soon thereafter as Counsel may be heard. Such report shall give details of:

   8.1 the number of Applicant's members present in person (including those represented) at the scheme meeting or any adjournment thereof and the number of shares held by them;

   8.2 the number of Applicant's members represented by proxy at the scheme meeting and the number of shares held by them together with information as to the number represented by the chairperson in terms of proxies;

   8.3 any proxies which have been disallowed;

   8.4 all resolutions passed at the scheme meeting or any adjournment thereof, with particulars of the number of votes cast in favour of and against each such resolution and of any abstentions, indicating how many votes were cast by the chairperson in terms of proxies;

   8.5 all rulings made and directions given by the chairperson at the scheme meeting or any adjournment thereof;

   8.6 the relevant portions of documents and reports submitted or tabled at the scheme meeting or any adjournment thereof which bear on the merits or demerits of the scheme, including copies thereof; and

   8.7 the main points of any other proposals which were submitted to the scheme meeting or any adjournment thereof;

9. the Applicant shall, simultaneously with the chairperson's report referred to in 8, provide proof of compliance with 4 and 5 as well as proof that the requirements of section 39 of the Long-term Insurance Act No 52 of 1998 have been satisfied;

10. the Applicant shall arrange to make a copy of the chairperson's report to the Court available at the places mentioned in paragraph 4.3 (and the notice of the scheme meeting which is published and sent to the shareholders of the Applicant shall include a statement that it will be so available), during normal business hours from the second day after the day on which the scheme meeting is completed to the date fixed by the Court for the chairperson to report back to it; and

11. scheme members shall be entitled to attend, speak and vote at the scheme meeting in person (which shall be deemed, in the case of a body corporate, attendance by a representative appointed as contemplated in section 188 of the Companies Act) or by proxy. Any scheme member wishing to vote by proxy should tender as his proxy the form of proxy referred to in paragraph 5.3 of this Order. The form of proxy must be completed and returned in accordance with the instructions therein, to the Applicant's transfer secretaries, being Computershare Investor Services 2004 (Proprietary) Limited of Ground Floor, 70 Marshall Street, Johannesburg, to be received by not later than 11:00 on Thursday, 14 October 2004 (or 24 hours before any adjourned scheme meeting). If a form of proxy for the scheme meeting is not received by the appropriate time set out above, it may be handed to the chairperson of the scheme meeting not less than ten minutes before the commencement of the scheme meeting.

BY ORDER OF THE COURT

____

REGISTRAR

7 September 2004

Applicant's Attorneys

Werksmans Inc.
155 – 5th Street
Sandown
Sandton, 2196
Tel: (011) 535 8000
Fax: (011) 535 8600
(Ref: Mr G Driver/Ms H Goolam)



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

VALUATION STATEMENT IN TERMS OF SECTION 312(1)(a)(ii) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 of this document apply, *mutatis mutandis*, to this valuation statement in terms of section 312(1)(a)(ii) of the Companies Act.

1. INTRODUCTION

1.1 The purpose of this valuation statement is to set out all relevant information material to the value of Liberty Life shares. Accordingly, this valuation statement explains the financial effects and other benefits of the black ownership initiative to Liberty Life.

1.2 This valuation statement should be read together with the explanatory statement in terms of section 312(1)(a)(i) of the Companies Act. As explained in that explanatory statement:

1.2.1 shareholders of Liberty Life who are registered as such on the participation record date, shall be deemed to have disposed of (and shall be deemed to have undertaken to transfer) 9.35% of the Liberty Life shares held by them as at the participation record date (whether they hold those shares in certificated or dematerialised form), to the empowerment subsidiaries, which shall acquire ownership of such shares;

1.2.2 in consideration for its disposal of each scheme share, each scheme participant will receive the scheme consideration of 4850 cents;

1.2.3 the scheme consideration represents a discount of 4.9% to the Liberty Life closing share price on Friday, 9 July 2004 of 5100 cents. After taking into account the interim dividend to be paid to Liberty Life shareholders on 13 September 2004 of 162 cents per share, the effective discount to the Liberty Life closing share price on Friday, 9 July 2004 is 1.78%. Friday, 9 July was used as the cut off date in the calculation of the scheme consideration as it was two business days before the Liberty Life board of directors met to assess and approve the black ownership initiative and the general staff scheme. The board considers the discount to be important for the sustainability of the black ownership initiative. In terms of the scheme, a total of 25 796 145 shares (or such number of shares that results from the rounding up or down to the nearest whole number fractions of shares arising from the application of the repurchase of 9.35% of the shares held by each Liberty Life shareholder in terms of the scheme) will be acquired by the empowerment subsidiaries, representing 9.35% of the issued share capital of Liberty Life at an aggregate consideration of approximately R1.3 billion;

1.2.4 in order to enable the empowerment subsidiaries to pay the scheme consideration, Liberty Life will, immediately prior to the time at which the scheme consideration becomes payable by the empowerment subsidiaries, subscribe for the preference shares in the empowerment subsidiaries by paying to the empowerment subsidiaries an aggregate subscription price equal to the aggregate cash consideration payable by the empowerment subsidiaries;

1.2.5 immediately after implementation of the scheme, Liberty Life will implement the subsidiary disposals by disposing of the entire issued share capital of each empowerment subsidiary to the relevant black partner for a cost of R1.00 per empowerment subsidiary. Thereafter,

Liberty Life will hold only the preference shares and the special preference share in the empowerment subsidiaries and the black partners will, through the empowerment subsidiaries and subject to the rights of those preference shares, enjoy ownership of the Liberty Life shares acquired by the empowerment subsidiaries in terms of the scheme; and

1.2.6 in addition, current Liberty Life shareholders will retain the right to receive any interim dividend declared by Liberty Life.

2. RATIONALE

2.1 Liberty Life's commitment to BEE

Liberty Life is firmly committed to BEE in South Africa. The Company accepts that meaningful participation by black people in the mainstream economy is essential to sustaining South Africa's successful economic and democratic structures.

Liberty Life has for many years followed a BEE strategy aimed at achieving:

- a meaningful number of black directors and executives in Liberty Life;
- a staff complement that reflects South Africa's diverse demographic profile;
- a procurement policy that recognises BEE;
- a growing and economically active customer base drawn from previously economically disadvantaged communities; and
- social development and educational programmes that are primarily directed at developing and empowering previously disadvantaged communities.

Liberty Life is a large South African-based institution that is part of the fabric of South Africa. Accordingly, the board believes that Liberty Life needs to facilitate an empowerment transaction that seeks to embrace the spirit as well as requirements of the Charter.

2.2 The Charter

Many of Liberty Life's long-practiced BEE philosophies were formally embodied in the Charter, which was adopted on 17 October 2003 by participants in the South African financial sector, including the Life Offices' Association. This sector-wide commitment to BEE is aimed at contributing towards sustained economic growth, development and social transformation in South Africa.

The six key areas of BEE embraced by the Charter are:

- business ownership and control;
- development of human resources;
- procurement and enterprise development;
- access to financial services;
- empowerment financing; and
- corporate social investment.

The scorecard provides an objective and broad-based set of indicators for measuring each financial institution's success in meeting the requirements of the Charter. It is intended that the scorecard will be used by:

- financial institutions to assess their own progress in achieving BEE;
- the Charter Council in evaluating a financial institution's adherence to the Charter; and
- the Government and private sector, when adjudicating business to be awarded to financial institutions.

In terms of the Charter, in order for a financial institution to earn the maximum 12 direct ownership points, 10% of the value of the South African operations of that financial institution, together with control over all of the voting rights attaching to that equity interest, must be held by black people by 31 December 2010. The maximum direct ownership points will only be achieved if the Charter's control requirements are met, i.e. a minimum of 33% black representation on the board of directors of that financial institution by 2008.

3. THE BLACK PARTNERS

The broad-based nature of the black partners is designed to mirror the spread of Liberty Life's South African business network and maximise the business case for BEE by aligning the interests of the black partners, many of whom are already stakeholders in Liberty Life as shareholders, customers, intermediaries, employees, suppliers and members of communities in which Liberty Life operates, with those of Liberty Life.

3.1 The Tutuwa Consortium

Liberty Life considers it imperative to have leaders among its black partners and it envisages that strategic partners will provide such leadership and assist it in providing co-ordination between the black partners to meet its strategic objectives and grow its business.

Both Safika and Shanduka are black companies founded by prominent black individuals who were influential in driving South Africa's democratic process in the early 1990's and who have since established themselves as businessmen with proven track records.

Liberty Life's black ownership initiative provides a unique opportunity to strengthen and entrench relationships with Safika and Shanduka who will be value-adding strategic partners to the operations of Liberty Life.

The approximate 10.3 million Liberty Life shares effectively acquired by the Tutuwa Consortium will be held in separate entities by Safika and Shanduka in the ratio of 60:40. Safika will therefore effectively hold approximately 6.2 million Liberty Life shares and Shanduka approximately 4.1 million Liberty Life shares.

Safika

Safika is an empowerment investment holding company with investments in the fields of, *inter alia*, communication, information technology, human capital, natural resources and financial services.

Safika currently partners Liberty Life in STANLIB, where it leads a consortium that holds an interest of 25.2% in STANLIB. Safika has successfully assisted STANLIB in generating meaningful additional business since becoming a shareholder in STANLIB.

The effective shareholders of Safika are: Moss Ngoasheng (20%); Vuli Cuba (20%); Saki Macozoma (20%); Marc Ber (10%); Soto Ndukwana (5%) and Richard Chauke (5%). In addition, 20% of the shares in Safika are reserved for future strategic shareholders.

Liberty Life and Standard Bank are in advanced discussions to acquire, in total, a 20% strategic shareholding in Safika. This acquisition is not linked to the black ownership initiative.

Saki Macozoma is currently a member of the board of Liberty Life.

Shanduka

Shanduka is a black-owned and managed investment holding company founded by Cyril Ramaphosa, James Motlatsi and several black professionals. Shanduka has investments in the resources, property, industrial and financial sectors. Shanduka's principals have been active participants in the BEE landscape in South Africa since 1996.

The shareholders of Shanduka are: the Ramaphosa family (30%); management and staff (25%); James Motlatsi and other individuals (10%); Standard Bank Group Limited (15%); Investec Limited (15%) and community trusts (5%).

3.2 The black managers and black non-executive directors

Liberty Life believes that one of the most effective ways to achieve broad-based empowerment is to empower its black staff. Accordingly, the black managers' trust has been established for the benefit of current and future Liberty Life black managers and black non-executive directors.

Liberty Life currently has approximately 840 black South African managers who will participate in the black ownership initiative. The allocation committee will submit proposals to a sub-committee of the board for approval of the final allocations. It is anticipated that Liberty Life will finalise the initial allocation of interests in the black managers' trust during the fourth quarter of 2004.

The empowerment of black managers and black non-executive directors through the black ownership initiative is a sensitive matter, which needs to be managed and communicated properly. To this end, Liberty Life has developed a comprehensive communication and education programme that will be aimed at addressing any concerns of employees.

Liberty Life also believes that it is important for its present and future black non-executive directors to participate in the black ownership initiative. It has accordingly been proposed that Liberty Life's black non-executive directors benefit under the black managers' trust upon similar terms and conditions as those upon which the black managers benefit. It is intended that Leila Patel and Sibusiso Sibisi will be offered 100 000 Liberty Life ordinary shares each, out of the Liberty Life shares acquired by the black managers' trust. Any future allocations to black non-executive directors will be determined by the allocation committee.

3.3 The community trust and other community, regional and educational empowerment groupings

The board is committed to fulfilling its social responsibilities and considers it appropriate to empower broad-based community, regional and educational empowerment groupings, which is in line with the South African Government's aims of achieving broad-based empowerment initiatives and educating the nation. In seeking to contribute to the delivery of quality education to all South Africans, the Liberty Foundation has developed initiatives in education such as The Liberty Learning Channel, the Mindset Network, the Sunday Times/Liberty ReadRight programme and Primary Matters and Matric Matters (published in partnership with the Independent Group).

Market research has shown that as a result of the Liberty Foundation's activities, Liberty Life is recognised as a leading education company by the lower-income segment of the South African market. Therefore, it is considered appropriate to build on this community-upliftment platform by giving the benefits of direct equity ownership to community, regional and educational empowerment groupings.

Safika and Shanduka have committed to assisting Liberty Life in the identification of these community, regional and educational empowerment groupings. It is envisaged that the selection of the community, regional and educational empowerment groupings will be completed by 31 December 2004.

4. VALUE OF THE SOUTH AFRICAN OPERATIONS OF LIBERTY LIFE

JPMorgan was appointed to perform a valuation of Liberty Ermitage, which is based in Jersey and has operations in London, Luxembourg and Bermuda. Having regard to the fair value of Liberty Ermitage and the empowerment value of STANLIB (as determined by the value at which Liberty Life and Standard Bank Group Limited, collectively, disposed of 25.2% of the equity of STANLIB to a black empowerment consortium in 2003), which values are included in the market value of Liberty Life, the board is of the view that in order to comply with the Charter's direct ownership requirements (10% of the value of the South African operations), it is necessary for the black partners to acquire 9.35% of the issued share capital of Liberty Life.

Description	R'million
Liberty Life market capitalisation(1)	14 068
Value of Liberty Ermitage(2)	(635)
Equity value of South African operations	13 433
10% of Liberty Life's South African operations – gross empowerment value	**1 343**
Less: Empowerment value of STANLIB(3)	(28)
Net empowerment value	**1 316(4)**
Net empowerment value as a percentage of Liberty Life's market capitalisation	**9.35%**

Notes:

(1) At the close of business on 9 July 2004.

(2) JPMorgan valuation.

(3) Based on equity value at the transaction date of 18 June 2003.

(4) Differences due to rounding.

5.1 The preference shares

Liberty Life established the empowerment subsidiaries, whose sole purpose is to acquire and own Liberty Life shares, and capitalise them by subscribing for variable rate, redeemable cumulative, preference shares, with an aggregate value of approximately R1.3 billion, with a term of 20 years.

5.1.1 *Important terms of the preference shares*

Each preference share confers on the holder thereof the right to receive a cumulative preference cash dividend calculated at a variable dividend rate equal to 65% of the prime rate, on each date on which the company which has issued the share ("the relevant empowerment subsidiary") receives an ordinary dividend, other distribution or payment of any kind from Liberty Life by virtue of that company holding Liberty Life shares;

The preference shares are redeemable as follows:

- each empowerment subsidiary may redeem the preference shares at any time with the prior written consent of the holders of the preference shares;
- each empowerment subsidiary must redeem the preference shares on the first business day after the expiry of a period of 20 (twenty) years from the date on which the relevant empowerment subsidiary allotted and issued the preference shares, but the terms of the preference shares provide for early redemption upon the happening of certain events, including the liquidation of the relevant empowerment subsidiary, and the failure of the relevant empowerment subsidiary to comply with the terms of the preference shares if such failure remains unremedied for three days after a holder of a preference share has demanded such remedy; and
- the dividends paid to each empowerment subsidiary in respect of its Liberty Life shares, less any costs necessary for the administrative functions of the subsidiary, will be used to pay the preference dividends and, after a period of three years from the date of issue of the preference shares, any surplus of such dividend flow over the preference dividends shall be used to redeem the preference shares, although the black partners will be entitled to receive 10% of such surplus in future if the aggregate value of the empowerment subsidiary's Liberty Life shares, calculated at the thirty-day volume weighted average price of Liberty Life shares traded on the JSE, is more than 1.75 times the aggregate redemption amount that would be payable to preference shareholders if the preference shares were to be redeemed at that time;

The preference shareholders shall only be entitled to vote at meetings of the empowerment subsidiary if the empowerment subsidiary fails to comply with the rights attaching to the preference shares or if, and then only in relation to, a resolution directly affecting the rights of the preference shareholders; and

The rights attaching to the preference shares may not be amended without the consent of three quarters of the preference shareholders.

The details of the rights attaching to the preference shares are set out in the articles of association of the empowerment subsidiaries.

5.1.2 *Important terms of the special preference share*

Liberty Life will subscribe for and each empowerment subsidiary will issue to Liberty Life, a special preference share which will, until the special preference share has been redeemed by the relevant empowerment subsidiary, effectively ensure that Liberty Life remains a shareholder of the relevant empowerment subsidiary and thereby retains all the rights afforded to Liberty Life as a party to the shareholders' agreements, the important terms and conditions of which are detailed in 5.3 below.

The important rights attaching to the special preference share issued by each empowerment subsidiary are as follows:

- the special preference share redemption date will be the later of the following dates:
  - first business day after the end of the lock-in period;

  - the first business day after all the preference shares have been redeemed and all amounts payable on such redemption have been paid in full;
  - the first business day after the holder of the ordinary shares and/or the relevant empowerment subsidiary have remedied any breach of the shareholders' agreement between Liberty Life and that empowerment subsidiary; and
  - the first business day after the holder of the special preference share no longer has any rights under the shareholders' agreement between Liberty Life and that empowerment subsidiary, the details of which are set out in paragraph 5.3 below; and
- the relevant empowerment subsidiary shall redeem the special preference share issued by it on the special preference share redemption date, as described above, for the redemption price of R1.00.

5.2 The subsidiary disposals

The black partners have each independently agreed, with Liberty Life, to purchase the entire issued ordinary share capital of the relevant empowerment subsidiary for a purchase consideration of R1.00 per empowerment subsidiary, with effect from the day following implementation of the scheme. These subsidiary disposals are subject to the fulfilment of the conditions precedent set out in paragraph 4.1 of the explanatory statement.

After the black ownership initiative has been concluded, assuming a share price of 5100 cents, being the closing price per Liberty Life share on 9 July 2004:

- the Tutuwa Consortium will own the ordinary shares in Stratco 1 and Stratco 2, which will, collectively, own approximately 10.3 million Liberty Life shares, approximately 3.74% of the issued share capital of Liberty Life, with a market value of approximately R525 million;
- the black managers' trust will own the ordinary shares in Staffco, which will own approximately 10.3 million Liberty Life shares, approximately 3.74% of the issued share capital of Liberty Life, with a market value of approximately R525 million; and
- the community trust will own ordinary shares in Commco, which will own approximately 5.2 million Liberty Life shares, approximately 1.87% of the issued share capital of Liberty Life, with a market value of approximately R265 million.

5.3 The important terms and conditions of the shareholders' agreements

Safika and Liberty Life have entered into a shareholders' agreement with respect to Stratco 1 and Shanduka and Liberty Life have entered into a shareholders' agreement with respect to Stratco 2. The black managers' trust and Liberty Life have entered into a shareholders' agreement with respect to Staffco and the community trust and Liberty Life have entered into a shareholders' agreement with respect to Commco. These agreements will regulate the relationship between Liberty Life (as preference and special preference shareholder) and the relevant black partner (as ordinary shareholder) of the relevant empowerment subsidiary to ensure, insofar as possible, the continued compliance by Liberty Life with the direct ownership requirements of the Charter. In terms of those shareholders' agreements:

- until at least the expiry of the lock-in period each black partner and empowerment subsidiary will be and remain a black company if and while Liberty Life or any company in the Liberty Life group is able to enjoy or is capable of benefiting therefrom;
- until at least the expiry of the lock-in period, the black partners are not entitled, except for in certain limited circumstances which Liberty Life would control, to encumber or dispose of their shares in the empowerment subsidiaries;
- until at least the expiry of the lock-in period or until the date of redemption of all the preference shares, whichever is the later, the empowerment subsidiaries are not entitled, except for in certain limited circumstances which Liberty Life would control, to encumber or dispose of their shares in Liberty Life;

- the black partners (excluding the black managers' trust and the community trust) and their respective shareholders have undertaken not, in future, to become involved with other financial institutions if that involvement will lead to such institutions receiving points under the ownership and control provisions of the Charter, for the duration of the lock-in period;
- Liberty Life may dispose of the preference shares held by it at any time;
- upon the occurrence of certain voluntary default events on the part of a black partner, or the empowerment subsidiary in which that black partner holds shares, Liberty Life has the right to purchase all of the ordinary shares held by that black partner in the empowerment subsidiary for R1.00;
- upon the occurrence of certain involuntary default events relating to the black partners, or the empowerment subsidiary in which the black partner holds shares, Liberty Life has the right to purchase all of the ordinary shares held by that black partner in the empowerment subsidiary for fair market value; and
- for the duration of the lock-in period, Liberty Life will use Safika and Shanduka, as its preferred strategic BEE partners, to the extent that Safika and Shanduka are able to participate in any BEE transaction on a competitive basis in regard to price, co-operation and other business related factors.

In addition to the above terms and conditions, Shanduka is entitled to dispose of some or all of its interest in Stratco 2 to Safika, and, similarly, Safika is entitled to dispose of some or all of its interest in Stratco 1 to Shanduka.

As security for the due fulfilment by the black partners of their obligations in terms of the shareholders' agreements, they have pledged their interests in the relevant empowerment subsidiaries to Liberty Life.

6. RESULTANT STRUCTURE OF LIBERTY LIFE



Other Liberty Life shareholders
Black ownership initiative
General staff scheme
Safika
Shanduka
The community trust/ community, regional and educational groupings
The black managers' trust
100%
100%
100%
100%
Stratco 1
Stratco 2
Commco
Staffco
General staff scheme trust/Lexshell 615
2.24%
1.50%
1.87%
3.74%
0.17%
90.48%
Liberty Life
100%
100%
100%
100%
Preference shares

7. ACCOUNTING TREATMENT

The principle underlying the accounting treatment is GAAP compliance. GAAP may require a transaction to be accounted for in a different manner to its legal substance and form. The accounting treatment described below has been determined based on both local and international accounting advice and interpretations of GAAP at the date of announcing the transaction, 15 July 2004.

The acquisition of the Liberty Life shares by the empowerment subsidiaries is accounted for as a reduction in equity in Liberty Life's company and consolidated annual financial statements. The preference share capital provided to the empowerment subsidiaries does not meet the definition of a financial asset in terms of GAAP, as the repayment of the preference share obligation will effectively be financed by Liberty Life's ordinary dividends. As a result, Liberty Life's dividend and capital redemption payments received on the preference shares are eliminated against gross dividends declared.

For purposes of the calculation of EPS, the weighted average number of Liberty Life shares in issue is reduced by the number of Liberty Life shares held by those empowerment subsidiaries, which have been sold to the black partners. The weighted average number of Liberty Life shares in issue will be restored on full repayment of the preference shares by the black partners, or to the extent transferred to a third party, upon such transfer.

In considering the applicability of IFRS 2, Liberty Life has been advised that the black ownership initiative is not regarded as a "good" or a "service" as envisaged by the standard. The transaction is performed for a purpose other than the payment for a good or a service supplied by Liberty Life and the requirements of IFRS 2 are, therefore, not considered to be applicable.

8. ECONOMIC COST

Liberty Life has estimated the economic cost of the black ownership initiative and the general staff scheme, both incurred and potential, quantified using recognised financial risk pricing methodologies and assumptions, to be approximately R375 million. This translates to 2.7% of the market capitalisation of Liberty Life with reference to the closing Liberty Life share price of 5100 cents per share on 9 July 2004. JPMorgan reviewed this estimation.

9. *PRO FORMA* FINANCIAL EFFECTS

The *pro forma* financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These *pro forma* financial effects have been disclosed in terms of the listings requirements of the JSE and do not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme and any benefits which may flow therefrom. The board is responsible for the *pro forma* financial effects, which are provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows. The financial effects have been performed against the unaudited interim results for the six months ended 30 June 2004 as these are the latest available Liberty Life financial results. The financial effects, disclosed in the announcement dated 15 July 2004, were performed against the audited annual results for the 12 months ended 31 December 2003. A *pro forma* balance sheet as at 30 June 2004 showing the financial effects of the black ownership initiative and general staff scheme has been prepared for illustrative purposes and is disclosed in Annexure 4.

	Before the black ownership initiative and the general staff scheme[1]	**After the black ownership initiative and the general staff scheme**[4]	**Percentage change**
EPS (cents)	181.3	172.6[2]	(4.8)
HEPS (cents)	167.2	157.1[2]	(6.0)
NAV per share (cents)	3 234.5	3 049.5[3]	(5.7)
TNAV per share (cents)	3 144.3	2 950.0[3]	(6.2)
Embedded value per share (cents)	5 759.4	5 834.8[3]	1.3
Total return on equity (%)[5]	11.3	10.5[2]	(7.1)
Headline return on equity (%)[5]	10.4	9.6[2]	(7.7)
Capital adequacy requirement cover (times)	2.5	2.2[3]	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover *"Before the black ownership initiative and the general staff scheme"* are based on the unaudited interim results for the six months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the six months ended 30 June 2004, of 275.3 million was used. In respect of the NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004 as per the unaudited interim results for the six months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 as at 30 June 2004 were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 1 January 2004 using 249.5 million shares in issue (275.3 million weighted average ordinary shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).
3. The NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited interim results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).
4. The *"After the black ownership initiative and the general staff scheme"* column reflected above, is calculated based on the following assumptions:
   - Liberty Life, through its empowerment subsidiaries, acquires 25.8 million ordinary shares at 4850 cents per share in terms of the scheme. The *pro rata* share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
   - the *pro rata* share repurchase is debited to an empowerment reserve;
   - dividends on preference shares paid by the empowerment subsidiaries to Liberty Life equal the dividends on Liberty Life shares paid to the empowerment subsidiaries;
   - the *pro rata* repurchase of approximately R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and near cash, which would have earned an after-tax return of 4.1% per annum;
   - an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares, and from which the loan, from Liberty Life to Lexshell 615, will be written off. It is assumed that the expense relating to the general staff scheme will fully impact headline earnings; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the *pro forma* financial effects.
5. The return on equity is based on average shareholders' funds for the period.

10. LIBERTY LIFE POLICYHOLDERS

Liberty Life policyholders will not be directly affected by the black ownership initiative and the general staff scheme, as the proposed transactions will use shareholders' funds.

11. OPINIONS AND RECOMMENDATIONS

11.1 Independent adviser's opinion

Although not a requirement in terms of the listings requirements of the JSE, JPMorgan was appointed as an independent adviser to advise the board as to whether the terms and conditions of the black ownership initiative and the general staff scheme are fair and reasonable from a financial point of view to Liberty Life. JPMorgan has considered the terms and conditions of the black ownership initiative and the general staff scheme and, based on a review of the information available to it and its discussions with management of Liberty Life, is of the opinion that, collectively, the terms and conditions of the black ownership initiative and the general staff scheme are fair and reasonable from a financial point of view to Liberty Life. As a result of this fair and reasonable not being required by the JSE, it does not comply with the JSE Listings Requirements.

11.2 Opinion of the board

The board, together with Liberty Life's advisers, has structured the black ownership initiative and the general staff scheme in an attempt to ensure that they are in line with the long-term strategy of the Company.

The board is mindful that a failure by Liberty Life to embark on a BEE strategy that complies with the Charter will have negative consequences for the financial performance and sustainability of the Company.

Taking the above factors into account, the board has considered the terms and conditions of the black ownership initiative and the general staff scheme and JPMorgan's opinion and is of the unanimous opinion that they are fair and reasonable to Liberty Life. Accordingly, the board recommends that shareholders vote in favour of the scheme at the scheme meeting and the resolutions to be proposed at the general meeting to be held on the same date and same venue as the scheme meeting. In respect of their personal holdings in Liberty Life, the directors intend to vote in favour of the scheme and the resolutions to be proposed at the general meeting.

Saki Macozoma recused himself from the decision-making process of the board due to his 20% interest in the issued share capital of Safika.

12. INFORMATION ON LIBERTY LIFE

12.1 Incorporation

Liberty Life was incorporated on 10 September 1957 under the laws of South Africa as a public limited liability company. Its principal executive offices are located at Liberty Centre, 1 Ameshoff Street, Braamfontein.

Liberty Life obtained its JSE listing in 1962 and in the ensuing years acquired the life insurance operations of Manufacturers Life, Sun Life and Prudential Assurance Company and gained control of Rapp & Maister Holdings and First Union General Investment Trust. By 1992, Liberty Life had become the fifth largest company in South Africa in terms of market capitalisation on the JSE. Liberty Life's assets at this time exceeded R35 billion.

In 1999, founder and chairman Donald Gordon retired and Standard Bank Group Limited acquired control of Liberty Holdings from the Gordon family.

In 2002, Standard Bank Group Limited and Liberty Life formed a jointly held wealth management group, STANLIB, merging their respective asset management, unit trust, linked products and investment management businesses.

In 2003, Liberty Life was party to one of the largest empowerment deals in the sector when Liberty Life and Standard Bank each sold 12.6% of their respective stakes in STANLIB to a BEE consortium led by Safika.

12.2 Nature of business

Liberty Life offers a comprehensive and complementary range of non-banking financial services and aspires to meet ever-changing client needs. Liberty Life seeks to provide quality products, easy accessibility and value adding services in all its dealings with stakeholders.

Liberty Life's key strength remains its growing agency, franchise and broker marketing forces. The relationship that Liberty Life continues to build between itself, its intermediaries and its clients secures a close one-to-one relationship that includes face-to-face consultancy and individual response to personal financial needs and aspirations.

The various business units offer a variety of tailored products:

Charter Life Insurance Company Limited ("Charter Life")

Charter Life offers retail assurance and investment policies specialising in bancassurance products.

Liberty Personal Benefits

Liberty Personal Benefits markets a diverse range of investment, retirement, health and risk products and services to individuals.

Liberty Corporate Benefits

Liberty Corporate Benefits markets flexible, comprehensive and packaged solutions for the retirement funding and insured benefits needs of staff of mainly small to medium-sized businesses, with a workforce typically between 10 and 300.

Liberty Ermitage

Liberty Ermitage is a Jersey-based fund management company that specialises in alternative investments.

STANLIB

STANLIB serves local and other African markets offering a varied product mix of both local and international investments that include all classes of assets.

Liberty Group Properties (Proprietary) Limited ("Liberty Properties")

Liberty Properties leases, manages, and administers prime retail, office and industrial properties countrywide.

12.3 Prospects of Liberty Life

Liberty Life will, for the foreseeable future, focus on the business and value drivers such as growing new business, improving service levels, cost reduction, capital management and people, thereby ensuring sustainable benefits in the short to medium term.

Future earnings will continue to be impacted by the performance and volatility of local and international financial markets.

12.4 Corporate structure

The following organisational chart outlines the Liberty Life group and the legal ownership of Liberty Life's three significant subsidiaries and its joint venture, STANLIB. A percentage shareholding has been shown for Charter Life, Liberty Ermitage, Liberty Group Properties and STANLIB. Apart from Charter Life, Liberty Ermitage, Liberty Group Properties and STANLIB, all the other businesses shown are divisions of Liberty Life.


Liberty
Asset Management
Life Assurance
Support Units
100%
100%
37.4%
100%
Liberty Ermitage Jersey
Liberty Group Properties
STANLIB
Liberty Personal Benefits
Charter Life
Liberty Corporate Benefits
Group Information Management
Group Actuarial
Consultancy
Group Corporate Communications
Brand Development
Group Legal Services
Group Human Resources
Group Finance
Group Risk Management

12.5 Trading history of Liberty Life

The trading history of Liberty Life's shares on the JSE is set out in Annexure 1.

12.6 Material changes

There have been no material changes in the business of Liberty Life subsequent to the announcement of the unaudited interim results for the six months ended 30 June 2004.

12.7 Recent transactions

Investec Employee Benefits ("IEB")

In April 2003, Liberty Life announced that it had agreed to acquire the policyholder liabilities of IEB's Fully Administered Group and Permanent Health Insurance Business as follows:

Liberty Life would reinsure the policyholders liabilities relating to the acquired business;

- Liberty Life would assume the administration of the above policies with effect from August 2003; and
- IEB and Liberty Life will apply for a Court Order in terms of section 37 of the Long-term Insurance Act, to formally transfer these policyholders liabilities to Liberty Life.

The Competition Tribunal approved the above acquisition by Liberty Life on 6 August 2003.

13. TAX IMPLICATIONS FOR SHAREHOLDERS

The tax treatment of scheme participants is dependent on their individual circumstances and on the tax jurisdiction applicable to such scheme participants. It is recommended that scheme participants seek appropriate advice in this regard.

14. SHARE CAPITAL OF LIBERTY LIFE

The authorised and issued share capital of Liberty Life as at the last practicable date is set out below. The authorised and issued share capital of Liberty Life will not be affected by the implementation of the black ownership initiative and the general staff scheme.

	R'million
Authorised share capital	
400 000 000 ordinary shares of 10 cents each	40.0
Issued share capital	
275 847 728 ordinary shares of 10 cents each	27.6
Share premium	2 214.7
Total issued share capital and premium	2 242.3

As at the last practicable date, the Liberty Life group held 963 137 treasury shares. The number of the treasury shares will be reduced by 9.35% as a result of the black ownership initiative to 872 603 Liberty Life shares. This resulting balance will be further reduced by approximately 460 000 shares as a result of the general staff scheme discussed in the section of this circular on the disposal of treasury shares in terms of the general staff scheme, set out on page 55.

15. FINANCIAL INFORMATION

The independent reporting accountants' report on the unaudited *pro forma* financial effects and information of the black ownership initiative and the general staff scheme is set out in Annexure 2.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

*Non-executive

STATEMENT OF DIRECTORS' MATERIAL INTERESTS IN TERMS OF SECTION 312(1)(a)(iii) OF THE COMPANIES ACT

The definitions and interpretations on pages 4 to 11 of this circular apply, *mutatis mutandis*, to the following statement of directors' material interests.

1. DIRECTORS' SHAREHOLDINGS IN LIBERTY LIFE

As at the last practicable date, the directors' material interests are as set out in the table below.

Director	Liberty Life shares (beneficial)
Executive	
H I Appelbaum	46 500
Independent non-executive	
A Romanis	254 623
	301 123

Other than the directors' interests reflected above, no other directors own Liberty Life shares.

However, by virtue of either directorships in, or material shareholdings held directly or indirectly by, Standard Bank Group Limited 54.7% in the issued ordinary share capital of Liberty Holdings and by virtue of Liberty Holdings owning 54.0% of the issued ordinary share capital of Liberty Life, D E Cooper, M J D Ruck, A W B Band, D A Hawton, S J Macozoma, J H Maree, Prof L Patel, M Rapp, A Romanis, M J Shaw and Dr S P Sibisi, all being directors of Liberty Life and/or Liberty Holdings and/or Standard Bank Group, had in aggregate, an indirect beneficial and non-beneficial interest in 148 928 570 ordinary shares in Liberty Life at 31 December 2003.

No changes to the interests of the directors have taken place since 31 December 2003 prior to the last practicable date.

2. DIRECTORS' SHARE OPTIONS IN LIBERTY LIFE

Director	Date granted	Strike price per share	Expiry date	Number of shares under option
M J D Ruck	2003/06/02	R48.50	2009/03/31	166 000
	2004/03/15	R54.25	2010/03/31	200 000
				366 000
H I Appelbaum	1998/09/10	R36.44	2006/03/31	7 500
	1999/09/28	R37.00	2006/03/31	10 122
	2001/04/03	R48.50	2007/03/31	16 483
				34 105

The directors' share options will not be affected by the scheme. Other than the directors' share options reflected above, no other directors own Liberty Life share options.

3. DIRECTORS' REMUNERATION

	2003 R'000	2002 R'000
Directors' emoluments		
Chairman and non-executive directors' fees	**1 339**	1 081
Executive directors		
Total emoluments	**14 675**	13 520
Basic salaries	**5 251**	6 680
Bonuses and performance-related payments	**3 338**	4 194
Retirement and medical benefits	**931**	1 452
Other incentives and benefits	**5 155**	1 194
Emoluments paid by the Company	**16 014**	14 601
D E Cooper – Fees paid as Chairman	**825**	750
D E Cooper – Fees paid as a member of the Remuneration Committee	**25**	–
Fees paid to non-executive directors	**489**	331
A W B Band (Appointed – 1 October 2003)	**12**	–
D D B Band (Resigned – 13 March 2002)	**–**	12
E Bradley (Resigned – 13 March 2002)	**–**	6
D A Hawton	**130**	80
R J Khoza (Resigned – 13 March 2002)	**–**	26
W S MacFarlane (Retired – 30 June 2003)	**57**	70
S J Macozoma (Re-appointed – 3 December 2003)	–	6
R A Plumbridge (Resigned – 13 March 2002)	**–**	6
M Rapp	**50**	25
A Romanis	**90**	50
M J Shaw (Appointed – 13 March 2002)	**138**	40
C B Strauss (Resigned – 13 March 2002)	**–**	6
E P Theron (Resigned – 13 March 2002)	**–**	4
S P Sibisi (Appointed – 1 October 2003)	**12**	–
	1 339	1 081

	Basic salaries R'000	Bonuses and performance-related payments R'000	Retirement and medical benefits R'000	Other incentives and benefits R'000	Total emoluments R'000
Executive directors' total emoluments comprise:					
2003					
Paid by Company					
Current directors	2 840	200	411	3 369	6 820
M J D Ruck	1 758	–	182	3 157[1]	5 097
H I Appelbaum	1 082	200	229	212	1 723
Former directors	2 411	3 138	520	1 786	7 855
R C Andersen	1 012	1 400	244	122	2 778
M A Bloom	295	737	59	83	1 174
M J Jackson	610	539	128	1 207[2]	2 484
D S Nohr	494	462	89	374	1 419
Total paid	**5 251**	**3 338**	**931**	**5 155**	**14 675**
2002					
Paid by Company					
Directors					
R C Andersen	2 365	2 000	572	276	5 213
H I Appelbaum	960	26	211	203	1 400
M A Bloom	1 152	737	230	204	2 323
M J Jackson	1 116	770	239	326	2 451
D S Nohr	1 087	661	200	185	2 133
Total paid	**6 680**	**4 194**	**1 452**	**1 194**	**13 520**

Notes:

1. Includes a sign-on bonus of R3 million. 100% of bonus is repayable if M J D Ruck leaves Liberty Group Limited prior to 31 May 2005, and 50% is repayable if he leaves during the period 1 June 2005 and 31 May 2006.
2. Includes a severance payment on retirement.

The directors' remuneration will not be varied in consequence of the black ownership initiative and the general staff scheme.

4. DIRECTORS' INTERESTS IN THE BLACK OWNERSHIP INITIATIVE

Save for Mr Saki Macozoma (who is a shareholder of Safika and recused himself from deliberations of the board regarding the black ownership initiative and the remaining black directors, Leila Patel and Sibisiso Sibisi, who will be offered 100 000 Liberty Life shares each, out of the Liberty Life shares acquired by the black managers' trust), the directors of Liberty Life have no interest in the black ownership initiative, other than through their abovementioned holdings of Liberty Life shares. The effect of the scheme on the Liberty Life shares held by directors of Liberty Life, set out above, is no different from the effect of the scheme on the interests of other scheme members and scheme participants.

Apart from the transaction in which the Safika-led consortium, of which Mr Saki Macozoma is a shareholder, acquired a 25.2% interest in STANLIB in June 2003, no director of Liberty Life has any interest in any transaction material to Liberty Life that was effected during the current or immediately preceding financial year, or during an earlier financial year and which remains in any material respect outstanding or unperformed.

The black non-executive directors will be beneficiaries of the black managers' trust which forms part of the black ownership initiative. Their participation will not be material relative to the total black managers' participation.

5. DIRECTORS' EMOLUMENTS AND SERVICE CONTRACTS

The emoluments and service contracts of Liberty Life's directors will not be affected by the black ownership initiative.

6. DIRECTORS' GENERAL INFORMATION

Name	Position	Business address	Principal activities
Derek Edward **Cooper**	Chairman	Standard Bank Group Limited 9th Floor 5 Simmonds Street Johannesburg	Chairman of the Board Member of Remuneration Committee
Myles John Denniss **Ruck**	Chief Executive	Liberty Group Limited 3rd Floor Executive Suite Liberty Centre 1 Ameshoff Street Braamfontein	Chief Executive Member of Transformation Committee
Hylton Ira **Appelbaum**	Executive Director	Liberty Foundation 4th Floor West Libridge 25 Ameshoff Street Braamfontein	Executive Director in charge of the Liberty Foundation
Angus William Balharrie **Band**	Non-executive Director	AVI Limited 19 Impala Road Chislehurston	
Derek Aubrey **Hawton**	Non-executive Director	Kersaf Limited 4th Floor 27 Fredman Drive Sandton	Chairman of Remuneration Committee Member of Risk Committee Member of Audit & Actuarial Committee
Sakumzi Justice **Macozoma**	Non-executive Director	STANLIB Limited 17 Melrose Boulevard Melrose Arch	Chairman of Transformation Committee
John Helenius **Maree**	Non-executive Director	Standard Bank Group Limited 9th Floor 5 Simmonds Street Johannesburg	Member of Transformation Committee
Leila **Patel** (Prof)	Non-executive Director	Rand Afrikaans University Yellow Block D Ring 709 Kingsway Auckland Park	Member of Transformation Committee
Michael **Rapp**	Non-executive Director	West City Holdings 3 Prince Albert Road London NW1 7SN	
Alan **Romanis**	Non-executive Director	79 Protea Avenue Atholl	Member of Risk Committee Member of Audit & Actuarial Committee

Name	Position	Business address	Principal activities
Martin John **Shaw**	Non-executive Director	815 Centre Road Morningside Sandton	Chairman of Risk Committee Chairman of Audit & Actuarial Committee
Sibusiso Patrick **Sibisi** (Dr)	Non-executive Director	CSIR Building 3A Corner Lynnwood and Meiring Naude Roads Lynnwood	

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

*Non-executive

THE DISPOSAL OF TREASURY SHARES IN TERMS OF THE GENERAL STAFF SCHEME

The definitions and interpretations on pages 4 to 11 apply, *mutatis mutandis*, to this section on the general staff scheme.

1. INTRODUCTION

In addition to the scheme, subject to the conditions precedent set out in 4 below, Liberty Life proposes the general staff scheme in terms of which approximately 4 600 qualifying staff will each be awarded 100 Liberty Life shares, at no cost to the qualifying staff. Liberty Life will use existing treasury shares, remaining after the implementation of the black ownership initiative, to implement the general staff scheme.

2. RATIONALE

Liberty Life seeks to promote an equitable and diversity-friendly workplace environment and would like to encourage share ownership by employees and agents at all levels of the business across Liberty Life.

3. MECHANICS OF THE GENERAL STAFF SCHEME

3.1 Employees

Liberty Life will establish the general staff scheme trust, the sole purpose of which will be to acquire and hold Liberty Life shares on behalf of the qualifying staff. Each qualifying staff member will receive the rights through the general staff scheme to 100 shares in Liberty Life and will be entitled to the dividends in respect of those shares. The rights to the Liberty Life shares will vest in the qualifying staff immediately, but they will not be entitled to dispose of these shares for a period of five years from receipt thereof. The qualifying staff will vote the Liberty Life shares which they acquire, from the initial date of acquisition. The acquisition of Liberty Life shares through the general staff scheme trust will be funded by the payment of bonuses to qualifying staff. These bonuses will be the amount required to fund, on an after-tax basis, the acquisition of the necessary Liberty Life shares at their market value. It is intended that Liberty Life will dispose of treasury shares to meet the requirements of the general staff scheme. This paragraph applies only to qualifying staff that are employees.

3.2 Agents

100 treasury shares will be donated to each agent included within the qualifying staff. The rights to these Liberty Life shares (including the rights to receive dividends) will vest in agents immediately, but they will not be entitled to dispose of these shares for a period of five years from receipt thereof during which time a subsidiary of Liberty Life, will continue to be the registered holder thereof. These agents will vote their shares through that subsidiary. Any tax payable by agents in respect of the donation of treasury shares to them will be funded by the payment of bonuses to them.

4. CONDITIONS PRECEDENT TO THE GENERAL STAFF SCHEME

The implementation of the general staff scheme is conditional upon:

- shareholders approving an ordinary resolution authorising the disposal of the relevant Liberty Life shares to the general staff scheme trust;
- shareholders approving a resolution which authorises an amendment to the terms of the Liberty Life Share Trust authorising the disposal by the Liberty Life Share Trust of Liberty Life shares held by it for the purposes of the general staff scheme and on the open market of the JSE; and
- the fulfilment of the conditions precedent set out in paragraph 4.1 of the explanatory statement, relating to the black ownership initiative.

5. ACCOUNTING TREATMENT

As the acquisition of the Liberty Life shares by the qualifying staff in terms of the general staff scheme is to an extent funded by remuneration, the cost of the general staff scheme will to such extent be treated as an employee cost on implementation.

6. *PRO FORMA* FINANCIAL EFFECTS OF THE GENERAL STAFF SCHEME

The *pro forma* financial effects set out below have been prepared to assist Liberty Life shareholders to assess the impact of the general staff scheme on the EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover. These *pro forma* financial effects have been disclosed in terms of the listings requirements of the JSE and do not constitute a representation of the future financial position of Liberty Life on implementation of the general staff scheme. The board is responsible for the *pro forma* financial effects, which are provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows. The financial effects have been performed against the unaudited interim results for the six months ended 30 June 2004 as these are the latest available Liberty Life financial results.

	Before the general staff scheme[1]	After the general staff scheme[4]	Percentage change
EPS (cents)	181.3	172.5[2]	(4.8)
HEPS (cents)	167.2	158.5[2]	(5.2)
NAV per share (cents)	3 234.5	3 226.1[3]	(0.3)
TNAV per share (cents)	3 144.3	3 135.8[3]	(0.3)
Embedded value per share (cents)	5 759.4	5 750.9[3]	(0.1)
Total return on equity (%)[5]	11.3	10.7[2]	(5.3)
Headline return on equity (%)[5]	10.4	9.9[2]	(4.8)
Capital adequacy requirement cover (times)	2.5	2.5[3]	

Notes:

1. The EPS, HEPS, NAV per share, TNAV per share, embedded value per share, total return on equity, headline return on equity and capital adequacy requirement cover *"Before the general staff scheme"* are based on the unaudited interim results for the six months ended 30 June 2004. In respect of EPS, HEPS, total return on equity and headline return on equity, the weighted average number of Liberty Life shares in issue, as per the unaudited interim results for the six months ended 30 June 2004, of 275.3 million was used. In respect of the NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover, the number of Liberty Life shares in issue at 30 June 2004, as per the unaudited interim results for the six months ended 30 June 2004, of 275.8 million was used. The Liberty Life shares held in the Liberty Life Share Trust and Lexshell 615 at 30 June 2004 were not classed as treasury shares and there were no other treasury shares at that date.
2. The EPS, HEPS, total return on equity and headline return on equity *"After the general staff scheme"* are based on the assumption that the general staff scheme was implemented on 1 January 2004.
3. The NAV per share, TNAV per share, embedded value per share and capital adequacy requirement cover *"After the general staff scheme"* is based on the assumption that the general staff scheme was implemented on 30 June 2004.
4. The *"After the general staff scheme"* column reflected above, makes the following assumptions:
   - an assumed cost-to-company expense of R33.4 million which will be used by employees to acquire approximately 265 700 treasury shares and which will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares, and from which the loan, from Liberty Life to Lexshell 615, will be written off;
   - it is assumed that the expense relating to the general staff scheme will fully impact headline earnings;
   - the number of shares in issue has not been adjusted, since it is assumed that existing Liberty Life treasury shares are used to implement the scheme; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and the general staff scheme have not been taken into consideration in the calculation of the above *pro forma* financial effects, as it is assumed that these costs relate primarily to the black ownership initiative.
5. The return on equity is based on average shareholders' funds for the period.

7. DIRECTORS' STATEMENT

The use of the treasury shares for the general staff scheme does not constitute an affected transaction in terms of the Securities Regulation Code on Take-overs and Mergers and Rules of the Securities Regulation Panel established under section 440B of the Companies Act.

8. GENERAL MEETING

As a result of the fact that treasury shares will be used to implement the general staff scheme, the disposal of the treasury shares will, under 5.75 of the JSE Listings Requirements, be treated as a fresh issue of securities. Shareholders will therefore need to approve the general staff scheme in the form of a resolution with the prescribed shareholder approval levels being met.

A general meeting will be held at 10:00 on Friday, 15 October 2004 or at a later time or date to which the general meeting may be adjourned or postponed at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg for the purposes of considering and, if deemed fit, passing, with or without amendment, the resolutions necessary to implement the general staff scheme and the resolutions relating to the black ownership initiative set out in the notice of the general meeting included on page 67 of the circular.

9. ISSUE OF LIBERTY LIFE SHARES IN THE LAST 3 YEARS

All of the Liberty Life shares issued in the last three years were issued in terms of share options.

Date	Description	Number of Liberty Life shares	Average price
30 September 2000	Issued in terms of share options	831 714	R41.21
31 March 2001	Issued in terms of share options	274 080	R35.17
30 September 2001	Issued in terms of share options	476 069	R37.67
31 March 2002	Issued in terms of share options	661 853	R35.29
30 September 2002	Issued in terms of share options	539 180	R38.60
31 March 2003	Issued in terms of share options	133 147	R37.24
30 September 2003	Issued in terms of share options	918 382	R37.23
31 March 2004	Issued in terms of share options	1 176 692	R44.78

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL   ISIN: ZAE000024543

ADDITIONAL INFORMATION

The definitions and interpretations on pages 4 and 11 of this document apply, *mutatis mutandis*, to this additional information supplied in this section.

1. MAJOR SHAREHOLDERS

The names of persons who are reflected in Liberty Life's register of shareholders as holding, directly or indirectly, a beneficial interest of 5% or more of the issued share capital of Liberty Life, as at the last practicable date, are set out below:

	Shareholding
Liberty Holdings Limited	53.99%
Public Investment Commissioner	7.20%

2. MATERIAL CONTRACTS

Save for the shareholders' agreements and sale agreements discussed in this circular and the contract discussed in paragraph 4 on page 52, Liberty Life has not entered into any material contracts, other than in the ordinary course of business, or any other contract that contains an outstanding obligation or settlement material to Liberty Life or its subsidiaries, prior to the last practicable date.

3. LITIGATION STATEMENT

Liberty Life is not involved in any legal or arbitration proceedings, nor are the directors aware of any proceedings that are pending or threatened, which may have a material effect on the financial position of Liberty Life.

4. KING CODE

4.1 Introduction

Liberty Life is committed to striving for the highest levels of corporate governance and is satisfied that the provisions of the second King Report on Corporate Governance for South Africa have substantially been complied with. As governance structures are dynamic, Liberty Life reviews and reassures its corporate governance practices on an ongoing basis and maintains a strong drive to identify and implement global best practice.

The primary motivation is to ensure that Liberty Life conducts its business activities with integrity so as to be responsive to the needs of all stakeholders, including shareholders, policyholders, intermediaries and other customers, employees and the communities in which they live and work, suppliers, other business partners, industry regulators and government.

4.2 Board of directors

4.2.1 *Composition of the board*

Liberty Life has adopted a unitary board structure, with the board consisting of 12 directors. These directors are drawn from diverse backgrounds and bring a wide range of experience, insight and professional skills to their positions.

4.2.2 *Role and function of the board*

The board is responsible for the ultimate control of the business of Liberty Life, as well as for ensuring that clear strategic direction is provided and that appropriate management structures are in place. Some of these structures are designed to provide a reasonable level of assurance as to the proper control and conduct of Liberty Life's affairs.

The board defines Liberty Life's objectives and participates in discussions on, and monitors the progress of, strategic direction and policy, operational performance, business acquisitions and disposals, the approval of major capital expenditures, consideration of significant financial matters, risk management, compliance, succession planning, the monitoring of executive management's activities and any other matters that have a material impact on Liberty Life's affairs.

The board meets quarterly under the chairmanship of Derek Cooper. Additional meetings are arranged as and when necessary. Myles Ruck, the Chief Executive, oversees and manages Liberty Life's daily operations.

4.2.3 *Independence of the board*

By adhering to a number of key principles, the board's independence from daily executive management team is ensured:

- the roles of Chairman and Chief Executive are kept separate;
- ten of the twelve directors are non-executive, with eight of the ten non-executive directors being independent;
- the group audit and actuarial committee and the group risk committee consist of independent non-executive directors;
- the group remuneration committee consists of independent non-executive directors and the chairman of the board;
- non-executive directors do not hold service contracts with Liberty Life and their remuneration is not tied to the company's financial performance; and
- all directors have access to the advice and services of the company secretary and are entitled, at the expense of Liberty Life and after consultation with the group chairman, to seek independent professional advice on the affairs of Liberty Life. No director obtained independent professional advice on the affairs of Liberty Life during 2003.

4.3 Group audit and actuarial committee

4.3.1 *Members*

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all of whom are independent non-executive directors. Mr W S MacFarlane retired as a director of Liberty Life and ceased to be a member and chairman of the group audit and actuarial committee on 30 June 2003.

4.3.2 *Principal objectives*

Liberty Life audit and actuarial committee's principal objectives are to:

- act as an effective communication channel between the board on the one hand and the external auditors and the head of internal audit on the other;
- assist the board in ensuring that the external audit is conducted in a thorough, objective and cost effective manner;

- satisfy the board that adequate internal, financial and operating controls are being identified, addressed and monitored by management and that material corporate risks have been identified and are being contained and monitored through the group risk committee;
- provide the board with an assessment of the effectiveness of the external auditors and the internal audit function;
- provide the board with an assessment of the effectiveness of the compliance function;
- enhance the quality, effectiveness, relevance and communication value of the published financial statements and other public documentation of a financial nature issued by Liberty Life, with focus being placed on the actuarial assumptions, parameters, valuations and reporting guidelines and practices adopted by the statutory actuary as appropriate to Liberty Life's insurance activities;
- provide the board with an independent point of reference in seeking a resolution of interpretative and controversial issues that impact on the published financial statements and other public announcements issued by Liberty Life; and
- set the principles governing the provision of non-audit services by Liberty Life's external auditors, and review the extent and nature of all non-audit services provided.

The members of the group audit and actuarial committee review the audit plans, budgets and scope of the external and internal audit functions. The external auditors, head of internal audit, statutory actuary, group risk executive, head of group compliance and group secretary all have unrestricted access to the chairman of the group audit and actuarial committee at all times. The group audit and actuarial committee also has responsibility for Charter Life. Liberty Ermitage and STANLIB have their own audit committees, comprising independent non-executive directors. These audit committees meet quarterly and minutes of these meetings are reviewed at group audit and actuarial committee meetings.

4.3.3 *Meetings*

Group audit and actuarial committee meetings are held at least four times a year and are attended by Liberty Life's external auditors, the statutory actuary, the head of internal audit and the appropriate members of the senior executive management team.

4.4 Group Risk Committee

4.4.1 *Members*

Messrs M J Shaw (chairman), D A Hawton and A Romanis, all independent non-executive directors.

Mr D A Hawton became a member of the group risk committee following the resignation on 30 June 2003 of Mr W S MacFarlane as a director of Liberty Life, Liberty Holdings and as a member of the group risk committee.

4.4.2 *Principal Objectives*

The group risk committee principal objectives are to:

- review Liberty Life's risk philosophy, strategy and policies recommended by executive management;
- review compliance with risk policies and with the overall risk profile of Liberty Life;
- review and assess the integrity of the process and procedures for identifying, assessing, recording and monitoring of risk;
- review the adequacy and effectiveness of Liberty Life's risk management function and its implementation by management;

- ensure that material corporate risks have been identified, assessed and receive attention; and
- provide the board with an assessment of the state of risk management within Liberty Life.

4.4.3 ***Meetings***

Group risk committee meetings are held at least twice a year.

4.5 **Group remuneration committee**

The board considers that an effective remuneration committee is the key to ensuring that the remuneration of directors and senior executive management is aligned with shareholders' interests. The remuneration committee deals with all aspects of the remuneration of directors and senior executive management, including the allocation of share options.

4.5.1 ***Members***

An independent non-executive director chairs the remuneration committee. The committee membership is comprised of two non-executive directors and the Chairman of the board, the majority of whom are independent with relevant experience and a good knowledge of the Company and the environment in which it operates.

The Chief Executive attends meetings unless deemed inappropriate by the committee and invites representatives such as the executive in charge of Group Human Resources, to accompany him at meetings.

No director or employee is present when his or her own salary, incentives or benefits are discussed, except for the recommendation of non-executive directors' fees for approval by the board and ultimate approval by shareholders of Liberty Life.

The members of the committee are Messrs D A Hawton (chairman), M J Shaw (both independent non-executive directors) and D E Cooper, non-executive chairman of the board.

4.5.2 ***Principal objectives***

The overall purpose of the remuneration committee is to be a representative body to enable the board to discharge its responsibilities relating to the following:

- determining the policy for executive remuneration, and to approve the individual remuneration packages for each of the executive directors and other senior executives, as appropriate;
- ensuring that competitive reward strategies and programmes are in place to facilitate the recruitment, motivation and retention of high performance staff at all levels in support of realising corporate objectives and to safeguard stakeholder interests;
- reviewing the design and management of salary structures and policies, incentive schemes and share option programmes to ensure that they motivate sustained high performance and are linked to corporate performance;
- developing and implementing a policy of remuneration philosophy for disclosure to enable a reasonable assessment of reward practices and the governance process to be made by stakeholders;
- recommending the level of non-executive directors' fees to the board after receiving inputs from executive directors;
- agreeing the compulsory retirement funding and healthcare benefits for all levels and categories of employees in the group; and
- ensuring compliance with applicable laws and codes.

4.5.3 *Oversight role*

The remuneration committee has an oversight role in relation to the remuneration philosophy, processes and practices undertaken by STANLIB and covers all items of remuneration, including short-term incentives such as the STANLIB Asset Management bonus scheme.

The chairman of the remuneration committee also acts as chairman of the STANLIB remuneration committee, in order to ensure consistency of approach. The STANLIB committee mandate is modelled on that of the remuneration committee.

4.6 Internal, financial and operating controls

The board acknowledges its responsibility for ensuring that Liberty Life implements and monitors the effectiveness of systems of internal, financial and operating controls. These systems are designed to guard against material misstatement and loss.

The identification of risks and the detailed design, implementation and monitoring of adequate systems of internal, financial and operating controls to manage such risks are delegated to senior executive management by the board. The group audit and actuarial committee reviews these matters regularly on behalf of the board.

Even effective systems of internal, financial and operating control, no matter how well designed, have inherent limitations, including the possibility of circumventing or overriding such controls. Such systems can therefore not be expected to provide absolute assurance. Effective systems of internal, financial and operating controls, therefore, aim to provide reasonable assurance as to the reliability of financial information and, in particular, of the financial statements.

Moreover, changes in the business and operating environment could have an impact on the effectiveness of such controls with, accordingly, are reviewed and reassessed continuously.

Liberty Life maintains internal, financial and operating controls that are designed to provide reasonable assurance regarding:

- the safeguarding of assets against unauthorised use or dispossession;
- compliance with applicable laws and regulations; and
- the maintenance of proper accounting records and the adequacy and reliability of financial information.

The external and internal audit functions assist in providing the board and senior executive management with monitoring mechanisms for identifying risks and assessing controls appropriate to managing such risks.

4.7 Share dealing by directors and senior personnel

Liberty Life has implemented a code relating to share dealing by directors and other senior personnel whom by virtue of the key positions they hold, have comprehensive knowledge of Liberty Life's affairs. The code imposes closed periods to prohibit dealing in Liberty Life shares before the announcement of mid-year and year-end financial results or in any other period considered price sensitive, in compliance with the listings requirements of the JSE in respect of dealings by directors. The company secretary undertakes the administration required to ensure compliance with this code under the direction of the Chief Executive.

The code goes further by also restricting dealings by directors and other senior personnel (to the extent that they are aware) in any security that may be affected by a transaction or proposed transaction between Liberty Life and such company.

5. EXPERTS' CONSENT

The independent adviser, attorneys, investment bank and sponsor, lead sponsor and reporting accountants and auditors have consented in writing to act in the capacities stated and to their names being stated in this circular and had not withdrawn their consents prior to the publication of this circular.

6. COSTS

The estimated costs associated with the black ownership initiative and the general staff scheme are set out in the table below:

Description	R'000
Investment bank and sponsor	10 000
Lead sponsor	200
Independent financial adviser	2 000
Printing, publication and distribution costs	1 400
Independent reporting accountants	150
Attorneys, Counsel fees	2 500
JSE documentation fees	15
Stamp duty and uncertificated securities tax payable on the transfer of scheme shares to the empowerment subsidiaries in terms of the scheme	3 128
Allotment duty payable on the issue of the preference shares and the special preference share by the empowerment subsidiaries	3 128
	22 521

Note:

Excluding value-added tax.

Liberty Life will bear all costs incurred in relation to the independent financial adviser's opinion, all legal, advisory, investment bank and sponsor, tax and other advisers and including the costs of this document.

7. DIRECTORS' RESPONSIBILITY STATEMENT

The directors, whose names are listed on page 50 of this document, having considered all statements of fact and opinion in this document, accept, individually and collectively, full responsibility for the accuracy of such statements and certify that, to the best of their knowledge and belief, there are no omissions from this document of material facts which would make any statements of fact or opinion contained in this document false or misleading, that this document contains all information required by the JSE Listings Requirements and that all reasonable enquiries in this regard have been made.

8. DIRECTORS' STATEMENT REGARDING LIQUIDITY AND WORKING CAPITAL ADEQUACY

After considering the effects of the black ownership initiative and the general staff scheme, the directors of Liberty Life declare that they believe that:

- Liberty Life and its subsidiaries will, in the ordinary course of business, be able to pay their debts for a period of 12 months from the date of this circular;
- the assets of Liberty Life and its subsidiaries will be in excess of their liabilities, measured in accordance with the accounting policies used in the annual report for the 12 months ended 31 December 2003, for a period of 12 months from the date of this circular;
- the ordinary share capital and reserves of Liberty Life and its subsidiaries will be adequate for ordinary business purposes for a period of 12 months from the date of this circular; and
- the working capital of Liberty Life and its subsidiaries will be adequate for a period of 12 months from the date of this circular.

9. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection at Liberty Centre, 1 Ameshoff Street, Braamfontein, during normal office hours from 10 September 2004 up to and including the date on which application is made to sanction the scheme, which is expected to be on 26 October 2004:

- this document;
- the Order of Court convening the scheme meeting;
- the sale agreements and shareholders' agreements;

- the audited annual financial statements of Liberty Life for each of the three financial years ended 31 December 2001 to 2003;
- the unaudited interim financial statements for the six months ended 30 June 2004;
- the signed letters of consent of the attorneys, investment bank and sponsor, lead sponsor, independent reporting accountants and the independent financial adviser, consenting to the publication of their names in the form and context in which they appear in this circular;
- the fair and reasonable opinion of the independent financial adviser;
- the independent reporting accountants report on the *pro forma* financial effects from PricewaterhouseCoopers Inc;
- the report by the statutory actuary of Liberty Life on the black ownership initiative and the general staff scheme;
- copies of service agreements with directors, managers, vendors' and promoters' entered into during the last three years;
- the Memorandum and Articles of Association of Liberty Life;
- the Liberty Life Share Trust;
- the proposed deed of amendment to the Liberty Life Share Trust;
- the trust deeds of the community trust, general staff scheme trust and the black managers' trust; and
- the Articles of Association of each of the empowerment subsidiaries.

For and on behalf of:

LIBERTY GROUP LIMITED

V E Barnard
Company Secretary

Johannesburg
10 September 2004



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

Directors

D E Cooper *(Chairman)**
M J D Ruck *(Chief Executive)*
H I Appelbaum
A W B Band*
D A Hawton*
S J Macozoma*
J H Maree*
Prof L Patel*
M Rapp*
A Romanis*
M J Shaw*
Dr S P Sibisi*

*Non-executive

NOTICE OF THE GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT a general meeting of the Company will be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg, at 10:00 on Friday, 15 October 2004 for the purposes of considering and, if deemed fit, passing, with or without amendment, the following special and ordinary resolutions:

SPECIAL RESOLUTION

RESOLVED AS A SPECIAL RESOLUTION THAT, the repurchase, in terms of the scheme of arrangement ("the scheme") in terms of section 311 of the Companies Act No 61 of 1973, as amended ("Companies Act"), between Liberty Group Limited ("Liberty Life"), Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited and Lexshell 623 Investments (Proprietary) Limited and the ordinary shareholders in Liberty Life, a copy of which scheme is attached to and forms part of the circular containing the notice convening the general meeting at which this special resolution will be proposed, by:

- Lexshell 620 Investments (Proprietary) Limited of 6 191 075 ordinary shares in Liberty Life;
- Lexshell 621 Investments (Proprietary) Limited of 4 127 383 ordinary shares in Liberty Life;
- Lexshell 622 Investments (Proprietary) Limited of 10 318 458 ordinary shares in Liberty Life;
- Lexshell 623 Investments (Proprietary) Limited of 5 159 229 ordinary shares in Liberty Life;

(or such number as may result from the rounding up or down to the nearest whole number of fractions that may result from the repurchase of an aggregate of 9.35% of the shares held by each Liberty Life shareholder in terms of that scheme) for a consideration of 4850 cents per ordinary share in Liberty Life, be and is hereby approved and authorised.

Reason for and the effect of the special resolution

The reason for and effect of the special resolution, if passed, is to provide a specific approval for the acquisition by the wholly-owned subsidiaries of the Company of shares issued by the Company in order to enable the proposed scheme of arrangement to be implemented.

ORDINARY RESOLUTIONS

1. **RESOLVED THAT, SUBJECT TO THE PASSING OF THE SPECIAL RESOLUTION TO BE PROPOSED AT THE GENERAL MEETING AT WHICH THIS RESOLUTION IS PROPOSED:**

1.1 the disposal by Liberty Group Limited ("Liberty Life") of all the ordinary shares held by Liberty Life in:

- Lexshell 620 Investments (Proprietary) Limited to Safika;
- Lexshell 621 Investments (Proprietary) Limited to Shanduka;
- Lexshell 622 Investments (Proprietary) Limited to the black managers' trust; and
- Lexshell 623 Investments (Proprietary) Limited to the community trust;

for a consideration of R1.00 in respect of each company so sold, be and is hereby approved and authorised; and

1.2 the directors be and are authorised to do all such things, sign all such documents, procure the doing of all such things and the signature of all such documents as may be necessary or incidental to give effect to this resolution and the special resolution to be proposed at the general meeting at which this resolution is proposed.

2. **RESOLVED THAT, SUBJECT TO THE PASSING OF THE SPECIAL RESOLUTION AND ORDINARY RESOLUTION NUMBER 1 TO BE PROPOSED AT THE GENERAL MEETING AT WHICH THIS RESOLUTION IS PROPOSED, AND THIS ORDINARY RESOLUTION NUMBER 2 BEING APPROVED BY 75% OF THE VOTES CAST IN RESPECT OF THIS ORDINARY RESOLUTION NUMBER 2;**

2.1 the donation by Lexshell 615 Investments (Proprietary) Limited of 100 Liberty Life shares to each agent of Liberty Life who is selected by Liberty Life for this purpose, on the basis that the maximum number of agents so selected shall not exceed 2 100, be and is hereby approved and authorised;

2.2 the amendment of the terms of the Liberty Life Association of Africa Limited Share Trust in accordance with the deed of amendment tabled at the meeting held to consider this resolution, which authorises the sale of Liberty Life's shares held by that Trust for the purposes of the general staff scheme described in the circular to Liberty Life shareholders dated 10 September 2004 or on the open market of the JSE, be and is hereby approved and authorised; and

2.3 the directors be and are authorised to do all such things, sign all such documents, procure the doing of all such things and the signature of all such documents as may be necessary or incidental to give effect to this resolution and the special resolution to be proposed at the general meeting at which this resolution is proposed.

If you have dematerialised your Liberty Life shares other than with own name registration

Your CSDP or broker should contact you to ascertain how you wish to cast your vote at the general meeting and thereafter to cast your vote in accordance with your instructions. If you have not been contacted by your CSDP or broker, it would be advisable for you to contact your CSDP or broker and furnish it with your voting instructions. If your CSDP or broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in the custody agreement concluded between you and your CSDP or broker. You must not complete the attached form of proxy for the general meeting *(green)*.

In accordance with the mandate between you and your CSDP/broker, you must advise your CSDP or broker if you wish to attend the general meeting or send a proxy to represent you at the general meeting and your CSDP or broker will issue the necessary letter of authority.

If you have not dematerialised your Liberty Life shares or if you have dematerialised your Liberty Life shares with own name registration

You may attend the general meeting in person and may vote at the general meeting. You may appoint a proxy to represent you at the general meeting by completing the attached form of proxy for the general meeting (*green*) in accordance with the instructions it contains and return it to the company's transfer secretaries, at their address referred to in the "Corporate Information", to be received by no later than 10:00 on Thursday, 14 October 2004.

By order of the board

V E Barnard
Company Secretary

Johannesburg
10 September 2004

TRADING HISTORY OF LIBERTY LIFE SHARES ON THE JSE

The trading history of Liberty Life shares on the JSE is set out below:

		Low (cents)	High (cents)	Volume
Quarterly				
2002	31 March	5350	6130	21,031,024
	30 June	5350	6790	25,000,232
	30 September	5020	5900	19,902,894
	31 December	5200	6035	16,630,722
2003	31 March	4525	5700	23,842,474
	30 June	4500	5400	30,878,089
	30 September	4680	5400	25,946,622
	31 December	4600	5420	23,933,023
2004	31 March	5100	5700	31,588,775
	30 June	4800	5600	24,033,898
Monthly				
2003	30 April	4500	4975	8,434,832
	31 May	4500	4950	5,970,235
	30 June	4851	5400	16,473,022
	31 July	4772	5400	7,445,228
	30 August	4881	5290	8,121,009
	30 September	4680	5250	10,380,385
	31 October	4600	5400	11,410,746
	30 November	4900	5375	7,531,134
	31 December	4919	5420	4,991,143
2004	31 January	5335	5700	8,933,284
	29 February	5380	5660	12,889,562
	31 March	5100	5650	9,765,929
	30 April	5060	5600	11,329,611
	31 May	4800	5395	5,811,500
	30 June	5015	5300	6,892,787
	31 July	4850	5250	5,421,149
	31 August	4955	5579	6,416,279

		Low (cents)	High (cents)	Volume
Daily				
2004	August 2	5041	5130	89,092
	3	5130	5250	251,338
	4	5130	5200	422,872
	5	5105	5140	121,105
	6	4970	5120	216,121
	10	4976	5036	47,799
	11	4955	5100	376,812
	12	4990	5280	444,606
	13	5200	5300	380,137
	16	5175	5350	522,196
	17	5298	5350	346,072
	18	5270	5300	201,580
	19	5200	5432	276,458
	20	5310	5400	277,843
	23	5330	5500	166,472
	24	5401	5500	281,559
	25	5425	5500	266,307
	26	5401	5500	301,111
	27	5441	5500	180,508
	30	5321	5450	437,844
	31	5400	5579	808,447

REPORTING ACCOUNTANTS' REPORT ON THE FINANCIAL EFFECTS AND INFORMATION OF THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

"20 August 2004

The Directors
Liberty Group Limited
1 Ameshoff Street
Braamfontein
2001

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS AND INFORMATION OF THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

INTRODUCTION

Liberty Group Limited ("Liberty Life") will propose a scheme of arrangement by certain Liberty Life subsidiaries, in terms of section 311 of the Companies Act, between Liberty Life and its ordinary shareholders and the subsequent sale by Liberty Life of the ordinary shares held by it in the Liberty Life subsidiaries to various black economic empowerment entities ("the Black Ownership Initiative and the General Staff Scheme").

We report on the unaudited *pro forma* financial effects and information on Liberty Life set out in paragraph 9 of the Valuation Statement, paragraph 6 of the section on the Disposal of Treasury Shares in Terms of the General Staff Scheme and Annexure 4 to be included in the circular to Liberty Life shareholders to be dated on or about 10 September 2004. The unaudited *pro forma* financial effects and information have been prepared for illustrative purposes to provide information about how the Black Ownership Initiative and the General Staff Scheme might have affected the shareholders of Liberty Life. Because of their nature, the unaudited *pro forma* financial effects and information may not give a fair reflection of Liberty Life's financial position or the effect on income going forward.

At your request, and for purposes of the Black Ownership Initiative and the General Staff Scheme, we present our report on the unaudited *pro forma* financial effects and information in compliance with the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE Listings Requirements").

RESPONSIBILITIES

The directors of Liberty Life are solely responsible for the preparation of the unaudited *pro forma* financial effects and information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to report on the unaudited *pro forma* financial effects and information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited *pro forma* financial effects and information, beyond that owed to those to whom those reports were addressed at their dates of issue.

BASIS OF OPINION

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted *pro forma* financial effects and information to the unaudited interim results of Liberty Life for the six months ended 30 June 2004, considering the evidence supporting the adjustments to the unaudited *pro forma* financial effects and information, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial effects and information with the directors of Liberty Life.

Because the above procedures do not constitute either an audit or a review made in accordance with Statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial effects and information.

Had we performed the additional procedures or had we performed an audit or review of the financial statements in accordance with Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

OPINION

In our opinion:

- the unaudited *pro forma* financial effects and information have been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Liberty Life; and
- the adjustments are appropriate for the purposes of the unaudited *pro forma* financial effects and information, as disclosed and in terms of section 8.30 of the JSE Listings Requirements.

Yours faithfully

PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors

Sunninghill
2157"

FAIR AND REASONABLE OPINION OF THE INDEPENDENT FINANCIAL ADVISER

This fair and reasonable opinion by the independent adviser is not required in terms of the JSE Listings Requirements and does not comply with the JSE Listings Requirements.

"13 July 2004

The Board of Directors
Liberty Group Limited
Liberty Centre
1 Ameshoff Street
Braamfontein
Johannesburg 2001
The Republic of South Africa

For the attention of: **Mr Derek Cooper**
Group Chairman

Dear Sirs

PROPOSED INTRODUCTION OF BLACK OWNERSHIP TO LIBERTY GROUP LIMITED ("LIBERTY GROUP") IN ORDER TO COMPLY WITH THE DIRECT EQUITY OWNERSHIP REQUIREMENTS OF THE FINANCIAL SECTOR CHARTER ("THE CHARTER") ("THE PROPOSED TRANSACTION")

Introduction

We have been appointed by the board of directors of the Liberty Group to advise on whether the terms and conditions of the proposed transaction are fair and reasonable, from a financial point of view, to the Liberty Group.

Brief overview of transaction

In terms of the proposed transaction:

- the Liberty Group will establish a number of wholly-owned subsidiaries (collectively "Newcos");
- the Liberty Group will fund the Newcos by subscribing for Newco preference shares (the "preference shares") to the value of approximately R1,3 billion;
- the Liberty Group and the Newcos will collectively propose a scheme of arrangement in terms of section 311 of the Companies Act (Act 61 of 1973), as amended (the "Companies Act"), between Liberty Group and its ordinary shareholders ("the scheme");
- in terms of the scheme, the Newcos will acquire in aggregate 9.35% of the issued share capital of Liberty Group *pro rata* from its ordinary shareholders as a specific share repurchase in terms of section 89 of the Companies Act;
- the Liberty Group will then sell the ordinary shares in the Newcos to strategic black shareholders, community, regional and educational empowerment based organisations and to a trust formed for the sole benefit of current and future black employees of Liberty Group, at a consideration of R1.00 each; and
- Liberty Group will contribute R34 million pre-tax to a general staff trust to enable it to acquire an additional 0.5 million ordinary shares in Liberty Group comprising 0.17% of the issued share capital of the Liberty Group to allow for the broader participation of Liberty Group employees in the proposed transaction.

Please be advised that whilst certain details of the proposed transaction are summarised above, the terms of the proposed transaction are more fully described in the circular to the Liberty Group shareholders to be dated on or about 10 September 2004 (the "circular").

As a result, the description of the proposed transaction and certain other information contained herein is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference in the circular.

Our opinion is necessarily based on the information made available to us by, and discussions held with, the management of the Liberty Group up to 12 July 2004, and the regulatory, market and other conditions in effect in the Republic of South Africa ("South Africa") and internationally in respect of the international operations of the Liberty Group on that date. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. For the avoidance of doubt, we have assumed that the market capitalisation of the Liberty Group as at 30 June 2004 reflects the true value of the Liberty Group.

Procedures

In arriving at our opinion we have had regard to:

- publicly available business and financial information relating to the Liberty Group;
- financial and management information relating to performance and prospects of the Liberty Group;
- a review of certain other black economic empowerment ("BEE") transaction structures and their pricing as implemented by other companies in the financial and other sectors;
- the estimated financial effects of the proposed transaction on the earnings per share, headline earnings per share, embedded value per share and assets of the Liberty Group as prepared by PricewaterhouseCoopers Inc;
- the historical share prices of and volumes traded in the ordinary shares of the Liberty Group; and

in particular, we have taken the following factors into account:

- information provided to us by, and discussions held with, the Liberty Group, its legal advisers, including, Liberty Group's particular empowerment objectives and aims and its view and the views of its legal advisers regarding the direct ownership requirements of the Charter and that the proposed transaction, if successfully implemented, will comply with such requirements; and
- the current environment in which the Liberty Group operates and the need for BEE both within that environment and to enable the Liberty Group to operate effectively in South Africa, all of which necessarily involve a subjective assessment.

In regard to the above and in giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the information that was publicly available or which was furnished to us, or otherwise reviewed by us for the purpose of this opinion, whether in writing or obtained following discussions with management of the Liberty Group and its legal advisers. We have not verified the accuracy or completeness of any such information and we have not conducted any evaluation or appraisal of any assets or liabilities, nor have any such evaluations or appraisals been provided to us, accordingly, we have not assumed and do not assume any responsibility or liability therefore. We have also assumed that the proposed transaction will have the legal, accounting and taxation consequences described in discussions with, and materials furnished to us by, representatives and advisers of the Liberty Group, including the benefit of complying with the requirements of the Charter and we express no opinion on such consequences. We have assumed that all agreements that will be entered into in the proposed transaction will be legally enforceable. We have assumed that the income of the Newcos (based upon management estimates of the future dividend payments by Liberty Group) will be sufficient to fund payments of dividends and principal in respect of the preference shares.

In addition, we did not participate in negotiations with respect to the commercial terms of the proposed transaction. Consequently, we have assumed that such terms are the most beneficial terms from the Liberty Group perspective that could under the circumstances be negotiated among the parties to the proposed transaction. Accordingly, no opinion is expressed on whether any alternative proposed BEE transaction might produce benefits in excess of those received pursuant to the proposed transaction. We are not expressing an opinion herein as to the price at which the Liberty Group shares will trade following implementation of the proposed transaction. Other factors after the date hereof may affect the value of the businesses of the Liberty Group after consummation of the proposed transaction, including but not limited to (i) the total or partial disposition of the share capital of the Liberty Group by shareholders of the Liberty Group within a short period of time after the implementation of the proposed transaction, (ii) changes in prevailing interest rates and other factors which generally influence the price of securities, (iii) adverse

changes in the current capital markets, (iv) the occurrence of adverse changes in the financial condition, business, assets, results of operations or prospects of the Liberty Group or of its key subsidiaries, (v) any necessary actions by or restrictions of any governmental agencies or regulatory authorities and (vi) timely execution of all necessary agreements to complete the proposed transaction on terms and conditions that are acceptable to all interested parties.

Opinion

On the basis of and subject to the aforegoing, it is our opinion that the proposed transaction is fair and reasonable, from a financial point of view, to the Liberty Group.

Relevant information about JPMorgan

JPMorgan and its Affiliates (collectively "JPMorgan") comprise a full service securities firm and a commercial bank engaged in securities trading and brokerage activities, as well as providing investment banking, asset management, financing and financial advisory services and other commercial and investment banking products and services to a wide range of corporations and individuals. As such JPMorgan may at any time hold long or short positions, and may trade or otherwise effect proposed transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans in the Liberty Group and/or its subsidiaries.

JPMorgan has acted as independent financial adviser to the board of directors of the Liberty Group in providing this opinion and will receive a fee for our services, payment of which is in no way linked to a successful outcome to the proposed transaction.

Consents

Save as provided herein, this letter may not be disclosed publicly in any manner without our prior written approval and must be treated as confidential provided that the Company may reproduce the Opinion in full in the circular to shareholders of the Liberty Group relating to the Transaction and may disclose such Opinion to the JSE Securities Exchange, the South African Reserve Bank, the South African Revenue Service and the Financial Services Board and may also disclose the Valuation certificate to the Financial Sector Charter Council. This letter has been provided solely for the benefit of the board of directors of the Liberty Group in connection with and for the purposes of their consideration of the proposed transaction. It may lie open for inspection by the shareholders of the Liberty Group with our permission but it is not for the benefit of and shall not confer rights or remedies upon, any such shareholders or individual shareholders. We are not responsible to any person other than our client for providing rights and protections which we provide to our clients.

Yours faithfully

JPMORGAN CHASE BANK
Johannesburg Branch

By:

Name: **John Coulter**

Title: *Managing Director and Chief Executive Officer"*

PRO FORMA BALANCE SHEET FOR THE BLACK OWNERSHIP INITIATIVE AND THE GENERAL STAFF SCHEME

The *pro forma* financial information as at 30 June 2004 set out below has been prepared to assist Liberty Life shareholders to assess the impact of the black ownership initiative and the general staff scheme on the NAV per share and TNAV per share. The *pro forma* balance sheet has been disclosed in terms of the listings requirements of the JSE and does not constitute a representation of the future financial position of Liberty Life on implementation of the black ownership initiative and the general staff scheme. The board is responsible for the *pro forma* financial information, which is provided for illustrative purposes only and as a result, may not fairly present Liberty Life's financial position, changes in equity, results of operations or cash flows.

	Before the black ownership initiative and the general staff scheme R'm	Black ownership initiative R'm	After the black ownership initiative R'm	General staff scheme R'm	After the black ownership initiative and the general staff scheme R'm
ASSETS					
Investments	93,126.0	(1,251.1)	91,874.9	–	91,874.9
Owner occupied properties	750.8	–	750.8	–	750.8
Goodwill	74.6	–	74.6	–	74.6
Other intangible assets	174.3	–	174.3	–	174.3
Tangible assets	366.3	–	366.3	–	366.3
Current assets	3,705.0	(22.5)	3,682.5	(33.4)	3,649.1
Total assets	98,197.0	(1,273.6)	96,923.4	(33.4)	96,890.0
CAPITAL, RESERVES AND LIABILITIES					
Shareholders' funds	8,922.4	(1,273.6)	7,648.8	(23.4)	7,625.4
Share capital and share premium	2,242.3	–	2,242.3	–	2,242.3
Retained surplus and other reserves	6,606.0	(22.5)	6,583.5	(23.4)	6,560.1
Empowerment reserve	–	(1,251.1)	(1,251.1)	–	(1,251.1)
Equity component of convertible bonds	74.1	–	74.1	–	74.1
Minority interests	1.0	–	1.0	–	1.0
Policyholder liabilities	85,196.8	–	85,196.8	–	85,196.8
Liabilities under insurance contracts	55,419.8	–	55,419.8	–	55,419.8
Liabilities under investment contracts	29,777.0	–	29,777.0	–	29,777.0
Redeemable bonds	1,408.0	–	1,408.0	–	1,408.0
Retirement benefit obligation	158.0	–	158.0	–	158.0
Deferred tax	309.5	–	309.5	–	309.5
Current liabilities	2,201.3	–	2,201.3	(10.0)	2,191.3
Total capital, reserves and liabilities	98,197.0	(1,273.6)	96,923.4	(33.4)	96,890.0
Number of ordinary shares in issue ('000)	275,848				250,052
NAV per share (cents)	3,234.5				3,049.5
TNAV per share (cents)	3,144.3				2,950.0

Notes:

1. The NAV per share and TNAV per share *"Before the black ownership initiative and the general staff scheme"* are based on the unaudited results for the six months ended 30 June 2004. The number of Liberty Life shares in issue at 30 June 2004, as per the unaudited results for the six months ended 30 June 2004 of 275.8 million was used.
2. The NAV per share and TNAV per share *"After the black ownership initiative and the general staff scheme"* are based on the assumption that the black ownership initiative and the general staff scheme were implemented on 30 June 2004 using 250.0 million shares in issue (275.8 million shares in issue as per the unaudited results for the six months ended 30 June 2004 less 25.8 million shares owned by the black partners).
3. The *"After the black ownership initiative and the general staff scheme"* column reflected above, makes the following assumptions:
   - Liberty Life, through its empowerment subsidiaries, acquires 25.8 million ordinary shares at 4850 cents per share in terms of the scheme. The *pro rata* share repurchase is funded by approximately R1.3 billion of capital in Liberty Life;
   - the *pro rata* share repurchase is debited to an empowerment reserve;
   - the *pro rata* repurchase of approximately R1.3 billion is financed from shareholders' funds through Liberty Life's existing available cash and near cash, which would have earned an after-tax return of 4.1% per annum;
   - an assumed cost-to-company expense of R33.4 million relating to the general staff scheme, which will be used by employees to acquire approximately 265 700 treasury shares and will be used by the agents to pay any tax payable by them in respect of the donation to them of approximately 194 300 treasury shares and from which the loan, from Liberty Life to Lexshell 615, will be written off; and
   - the estimated costs of R22.5 million associated with the black ownership initiative and general staff scheme have been taken into consideration in the calculation of the *pro forma* financial information.

PRINTED BY INCE (PTY) LTD



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF PROXY – SCHEME MEETING

Only for use by Liberty Life shareholders who have not dematerialised their shares, holders of dematerialised shares who are nominees and beneficial holders of shares or who have dematerialised their shares with own name registration.

Beneficial holders of shares who do not have own name registration must contact their Central Securities Depository Participant ("CSDP") or broker to make the relevant arrangements concerning voting and/or attendance at the scheme meeting.

For use by shareholders of the Company, registered as such at close of business on Wednesday, 13 October 2004 ("the scheme members") at a meeting convened in terms of an Order of the High Court of South Africa (Witwatersrand Local Division), to be held at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg at 11:00 on Friday, 15 October 2004 ("the scheme meeting") or, if later, ten minutes after the general meeting of the shareholders of Liberty Life convened to be held at 10:00 on the same date, at the same venue, or at any adjournment of that meeting, shall have been concluded.

Beneficial holders of shares who do not have own name registration must arrange with their CSDP or broker to provide them with the necessary authorisation to attend the scheme meeting or you must instruct them as to how they wish to vote in this regard. This must be done in terms of the agreement entered into between their CSDP or broker.

I/WE

(BLOCK LETTERS please)

of (address)

(BLOCK LETTERS please)

being the registered holders of [ ] certificated Liberty Life shares or dematerialised own name Liberty Life shares do hereby appoint (see note 5):

1. or failing him/her,

2. or failing him/her,

3. the chairperson of the scheme meeting,

as my/our proxy to attend and speak on my/our behalf at the scheme meeting and, if deemed fit, approve (see note 3):

With modification†	(delete whichever is not applicable)
Without modification	

the scheme of arrangement ("scheme") proposed by Liberty Life between itself, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the shareholders of Liberty Life and at any adjournment or postponement of the scheme meeting to vote for and/or against the scheme and/or abstain from voting in respect of the shares registered in my/our names/s, in accordance with the following instructions (see note 3):

For the scheme	Number of votes*
Against the scheme	Number of votes*
Abstain from voting	Number of votes*

*One vote per share held by scheme members

Signed at on 2004

Signature of member(s) Telephone number ( )

Full names of member(s) and authority of signatory (if applicable)

Assisted by (where applicable)

(including capacity and full names)

†If a scheme member agrees that the scheme may be modified, the scheme member may, if he/she so desires, indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the address stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 4.

Please read the notes on the reverse side hereof.

Notes:

1. Each scheme member is entitled to appoint one or more proxy/ies (none of whom need be a member of the Company) to attend, speak and vote in place of that scheme member at the scheme meeting.

2. A scheme member may insert the name of a proxy or the names of two alternative proxies of the scheme member's choice in the space/s provided, with or without deleting "the chairperson of the scheme meeting" but the scheme member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the scheme meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A scheme member's instruction to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the scheme member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the chairperson of the scheme meeting, if the chairperson of the scheme meeting is the authorised proxy, or any other proxy to vote or abstain from voting at the scheme meeting as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.

4. It should be noted that, notwithstanding that a scheme member indicates that the scheme may not be modified, the chairperson (if the chairperson of the scheme meeting is an authorised proxy) or any other proxy will nevertheless be entitled to agree to the modification of the scheme in terms of which the scheme consideration is increased.

5. If a scheme member agrees that the scheme may be modified, the scheme member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which must be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 11:00 on Thursday, 14 October 2004 or may be handed to the chairperson of the scheme meeting not later than 10 (ten) minutes before the scheme meeting is due to commence.

6. If a scheme member fails to indicate whether the scheme may be approved with or without modification or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the chairperson of the scheme meeting or any other proxy, if the chairperson of the scheme meeting deems fit, to agree to the scheme with or without modification as he/she deems fit, in respect of all the scheme member's votes exercisable at the scheme meeting.

7. Forms of proxy must be lodged with or posted to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 11:00 on Thursday, 14 October 2004, or such later date as may be announced in the press in relation to any adjournment of the scheme meeting. In addition, forms of proxy may be handed to the chairperson of the scheme meeting not later than 10 (ten) minutes before the scheduled time for the commencement of the scheme meeting or any adjournment thereof.

8. The completion and lodging of this form of proxy will not preclude the relevant scheme member from attending the scheme meeting and speaking and voting in person to the exclusion of any proxy appointed in terms hereof, should such scheme member wish to do so.

9. The chairperson of the scheme meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that the chairperson of the scheme meeting is satisfied that such proxy reflects the intention of the scheme member.

10. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

11. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the Company or its transfer secretaries or waived by the chairperson of the scheme meeting.

12. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Liberty Life or the transfer secretaries.

13. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.

14. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Liberty Life.



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF SURRENDER

FOR USE BY LIBERTY LIFE SHAREHOLDERS WHO HOLD THEIR LIBERTY LIFE SHARES IN CERTIFICATED FORM ONLY

The definitions and interpretations set out on pages 4 to 11 of the document to Liberty Life shareholders, dated 10 September 2004, to which this form of surrender is attached and forms part, have, where necessary, been used herein.

This form of surrender is for use by holders of certificated Liberty Life shares in order to surrender their documents of title.

Documents of title surrendered prior to the operative date, which is expected to be 8 November 2004, will be held by the transfer secretaries pending the scheme of arrangement to be proposed by Liberty Life, Lexshell 620 Investments (Proprietary) Limited, Lexshell 621 Investments (Proprietary) Limited, Lexshell 622 Investments (Proprietary) Limited, Lexshell 623 Investments (Proprietary) Limited and the Liberty Life shareholders being approved and sanctioned. Should the scheme not be sanctioned and approved, then the transfer secretaries will, within five business days of such event, return the documents of title to the certificated shareholders of Liberty Life, by registered post, at the risk of such shareholder.

Instructions:

A separate form of surrender is required for each holder of certificated shares.

Part A must be completed by all shareholders who return this form of surrender.

Part B must be completed by shareholders who are emigrants from or non-residents of the Republics of South Africa and Namibia and the Kingdoms of Lesotho and Swaziland (collectively, "the common monetary area") (see note 2 overleaf).

No receipts will be issued for documents of title lodged unless specifically requested. In compliance with the listings requirements of the JSE, lodging *agents are required to prepare special transaction receipts, if requested.*

Please also read the notes on the reverse side hereof.

To: The transfer secretaries

By hand
Computershare Investor Services 2004 (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001

By post
Computershare Investor Services 2004 (Proprietary) Limited
PO Box 61051
Marshalltown, 2107

Dear Sirs

I/We hereby surrender and enclose the share certificate/s, certified transfer deed/s and/or other documents of title, details of which have been completed overleaf, in respect of my/our holding of shares in Liberty Life.

PART A

Holders of certificated Liberty Life shares must please complete all the blocks below and overleaf (in BLOCK CAPITALS).

Surname or Name of corporate body

First names (in full)

Title

Address to which the replacement share certificate/scheme consideration should be sent (if different from registered address)

Postal code Country Telephone number ( )

Document of title surrendered

Name of registered holder (separate form for each holder)	***Certificate number(s) (in numerical order)***	**Number of shares represented by each certificate**
	Total	

Signature of Liberty Life shareholder:	Stamp and address of agent lodging this form (if any)
Assisted by (if applicable)	
(State full name and capacity)	
Date 2004	
Telephone number (Home) ( )	
Telephone number (Work) ( )	

Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.

PART B

To be completed by all holders of certificated Liberty Life shares who are emigrants from and non-residents of the common monetary area (see notes 1 and 2 below).

The replacement share certificate will be forwarded to the authorised dealer nominated below for its control. Accordingly, a non-resident who is an emigrant from the common monetary area must provide the following information:

Name of authorised dealer ____________________

Account number ____________________

Address ____________________

Postal code ____________________

If no nomination is made above, the replacement share certificate will be held in trust by the transfer secretaries.

Signature of Liberty Life shareholder ____________________

Date ____________________ 2004

Telephone number (   ) ____________________

Notes:

1. Emigrants from the common monetary area must complete Part B.
2. All other non-residents of the common monetary area must complete Part B (if they wish the replacement share certificate to be sent to an authorised dealer in South Africa).
3. If Part B is not properly completed, the replacement share certificate (in the case of emigrants or non-residents) will be held in trust by the transfer secretaries pending receipt of the necessary nomination or instruction.
4. If this form of surrender is returned with the relevant documents of title, it will be treated as a conditional surrender which is made subject to the approval and sanctioning of the scheme. Documents surrendered in anticipation of the scheme becoming operative will be held in trust by the transfer secretaries until the scheme is approved and sanctioned. Should the scheme not be approved and sanctioned for any reason whatsoever, then the transfer secretaries will, within five business days of the date upon which it becomes known that the scheme will not be approved and sanctioned, return the documents of title to the certificated scheme participant concerned, by registered post, at the risk of such certificated scheme participant.
5. Replacement share certificates will not be sent to scheme participants unless and until documents of title in respect of the relevant scheme shares have been surrendered to the transfer secretaries.
6. If a shareholder produces evidence to the satisfaction of Liberty Life that documents of title in respect of Liberty Life shares have been lost or destroyed, Liberty Life may waive the surrender of such documents of title against delivery of an indemnity in a form and on terms and conditions approved by it, or may in its discretion waive such indemnity.
7. If this form of surrender is not signed by the shareholder, the shareholder will be deemed to have irrevocably appointed the transfer secretaries of Liberty Life to implement the scheme member's obligation under the scheme on his/her behalf.
8. No receipts will be issued for documents lodged, unless specifically requested. In compliance with the listings requirements of the JSE, lodging agents are requested to prepare special transaction receipts. Signatories may be called upon for evidence of their authority or capacity to sign this form of surrender.
9. Any alteration to this form of surrender must be signed in full and not initialled.
10. If this form of surrender is signed under a power of attorney, then such power of attorney, or a notarially certified copy thereof, must be sent with this form of surrender for noting (unless it has already been noted by Liberty Life or its transfer secretaries).
11. Where the shareholder is a company or a close corporation, unless it has already been registered with Liberty Life or its transfer secretaries, a certified copy of the director's or members' resolution authorising the signing of this form of surrender must be submitted if so requested by Liberty Life.
12. Note 10 above does not apply in the event of this form bearing the stamp of broking member of the JSE.
13. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to sign this form of surrender, the signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.



LIBERTY GROUP LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1957/002788/06)
Share code: LGL ISIN: ZAE000024543
("Liberty Life" or "the Company")

FORM OF PROXY – GENERAL MEETING

For use by holders of certificated and own name dematerialised ordinary Liberty Life shares at the general meeting of the Company to be held at 10:00 on Friday, 15 October 2004 (or such later date as is advised in the press in terms of any adjournment of the general meeting) at Liberty Conference Centre, 1 Anerley Road, Parktown, Johannesburg.

I/We (please print) ____________________

of (address) (please print) ____________________

(BLOCK LETTERS please)

being the holder/s of [ ] ordinary shares hereby appoint:

1. ____________________ or failing him/her,

2. ____________________ or failing him/her,

3. the chairman of the general meeting,

as my/our proxy to attend, speak and to vote for me/us and on my/our behalf at the general meeting and at any adjournment thereof in the following manner:

	Number of votes		
	***For**	***Against**	***Abstain**
Special resolution – Authorising share repurchase			
Ordinary resolution 1 – Authorising disposal of empowerment subsidiaries			
Ordinary resolution 2 – Necessary for the general staff scheme			

*Mark with an X "for", "against" or "abstain" as required. If no options are marked the proxy will be entitled to vote as he/she thinks fit.

Unless otherwise instructed, my/our proxy may vote or abstain from voting as he/she thinks fit.

Signed this ____________ day of ____________ 2004

Signature ____________________

Assisted by me (where applicable) ____________________

(State capacity and full name)

Please read the notes and instructions overleaf.

Notes:

1. A member entitled to attend and vote at the general meeting is entitled to appoint a proxy to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.
2. Every person present and entitled to vote at the general meeting as a member or as a proxy or as a representative of a body corporate shall, on a show of hands, have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, a member shall be entitled to that proportion of the total votes in the company which the aggregate amount of the nominal value of the shares held by him/her/it bears to the aggregate amount of the nominal value of all the shares issued by the Company.
3. Please insert the relevant number of shares/votes in the appropriate spaces on the face hereof and how you wish your votes to be cast. If you return this form of proxy duly signed without any specific directions, the proxy will vote or abstain from voting at his/her/its discretion.

Instructions on signing and lodging this form of proxy:

1. A deletion of any printed matter and the completion of any black spaces need not be signed or initialled. Any alteration or correction must be initialled by the authorised signatory/ies.
2. The completion and lodging of this form of proxy will not preclude the member who grants the proxy from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof should such member wish to do so.
3. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity must be attached to this form of proxy, unless previously recorded by the transfer secretaries of the Company or waived by the chairman of the general meeting. The chairman of the general meeting may reject any form of proxy not completed and/or received in accordance with these notes or instructions, or with the articles of association of the Company.
4. Completed forms of proxy should be returned to the Company's transfer secretaries, Computershare Investor Services 2004 (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 10:00 on Thursday, 14 October 2004 or such later date as may be announced in the press in relation to any adjournment of the general meeting.
5. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the general meeting" but the member must initial any such deletion. The person whose name stands first on this form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.
6. The chairman of the general meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes and interpretations, provided that the chairman of the general meeting is satisfied that such proxy reflects the intention of the member.
7. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
8. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Liberty Life or the transfer secretaries.
9. Where Liberty Life shares are held jointly, any holder may sign, provided that if more than one of them purports to vote or to sign a proxy, the vote or signature of the senior holder (for which purpose seniority will be determined by the order in which the names of the joint holders stand in Liberty Life's register of members) will be accepted to the exclusion of that of the other holder/s.
10. A minor must be assisted by his/her parents or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries of Liberty Life.

Liberty Life

unaudited interim results

for the six months ended 30 June 2004

Liberty Group Limited ("Liberty Life")
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)





Features

- New business up 16,6% to R6 341,9 million
- Indexed new business up 10,6% to R1 968,3 million
- Net cash inflows from insurance operations up 37,7% to R2 381,8 million
- Value of new business up 26,2% to R330,2 million
- New business margin increased to 20,9%
- Headline earnings up 29,4% to R460,4 million
- Headline earnings per share up 28,6% to 167,2 cents per share
- Embedded value up 0,4% to R15 887,1 million
- Embedded value per share static at R57,59
- Capital adequacy requirement covered 2,55 times by shareholders' funds
- Interim dividend maintained at 162,0 cents per share

These results are available at www.libertylife.co.za

Commentary on results

Liberty Life has made progress over the last six months in those areas of the business which it singled out for focus. These areas of focus include the improvement of service levels, cost reduction, capital management, new market segments and people. Notwithstanding these achievements, volatility in local and foreign investment markets and a stronger than expected Rand had a negative impact on investors' demand for investment products offered by the life insurance industry. Risk product sales were encouraging with recurring premium sales of Lifestyle Protector, launched in September last year exceeding R180 million for the first six months of 2004. Liberty Life produced strong operational results for the half year to 30 June 2004.

Total new business premiums increased to R6 341,9 million (up 16,6%) and net cash inflows from insurance operations increased to R2 381,8 million (up 37,7%). The new business margin increased to 20,9% and embedded value per share of R57,59 at 30 June 2004 remained flat compared with 31 December 2003. Growth in management expenses of the group was contained to 4,1% (excluding the effect of the Investec Employee Benefits (IEB) business acquired in the fourth quarter of 2003).

Liberty Life's headline earnings per share recovered from a low base in respect of the first six months of 2003 and increased to 167,2 cents (up 28,6%) for the six months ended 30 June 2004 as a result of favourable operational performance and better investment returns.

In 2003 the Board decided to maintain the interim dividend at 162,0 cents per share despite the fact that headline earnings per share were considerably lower. The improvement in headline earnings per share during the first half of 2004, coupled with the positive performance of the business, has enabled the Board to again declare an unchanged interim dividend.

Headline Earnings – up 29,4% from R355,9 million to R460,4 million

Operating profit from life insurance operations – up 32,6% from R252,7 million to R335,0 million

The 32,6% increase in operating profit from life insurance operations largely reflects the impact of improved investment returns on shareholders' 10% share in policyholders' capital bonuses on certain classes of business. At 30 June 2003 the weighted average investment return (on the proxy portfolio used to indicate the level of the 10% participation) was –3,6%, whereas the return at the end of June 2004 was +0,2%.

Revenue earnings attributable to shareholders' funds – up 12,0% from R148,2 million to R166,0 million

Operating income from financial services operations increased by 27,9% from R72,3 million for the six months ended 30 June 2003 to R92,5 million for the six months ended 30 June 2004. STANLIB's contribution to Liberty Life's earnings increased by 37,0% from R23,5 million for the six months ended 30 June 2003 to R32,2 million for the period under review. Assets under management and funds under administration (excluding common assets) increased from R177,5 billion at 31 December 2003 to R184,8 billion at 30 June 2004.
Headline earnings of Liberty Ermitage increased by 32,3% from R15,8 million in 2003 to R20,9 million in 2004 as a result of increases in management fees due to higher assets under management compared to 2003. Assets under management (excluding common assets) increased from US$2 791,3 million at 31 December 2003 to US$3 173,3 million at 30 June 2004.

Income from listed investments increased by 2,0% from R24,6 million for the six months ended 30 June 2003 to R25,1 million for the six months ended 30 June 2004 and reflects an increase in dividend income from the shareholders' long-term portfolio established at the end of 2003, offset by a decrease in dividend income from reduced shareholdings in GoldFields and Edcon.

...we're working on it!

Income from other investments increased by 10,5% from R129,0 million for the six months ended 30 June 2003 to R142,6 million for the six months ended 30 June 2004 as a result of increased cash balances.

Total Earnings – *up 69,8% from R293,8 million to R499,0 million*

Total earnings for the Group for the six months ended 30 June 2004 of R499,0 million increased from R293,8 million recorded for the same period in 2003. Total earnings per share increased from 107,3 cents for the six months ended 30 June 2003 to 181,3 cents for the six months ended 30 June 2004.

The comparative included a goodwill impairment charge of R62,4 million in respect of Hightree Financial Services.

New Business

Individual new business premiums and inflows increased by 28,1% from R4 185,7 million for the six months ended 30 June 2003 to R5 360,5 million for the six months ended 30 June 2004. New single premiums and inflows increased by 34,9% from R3 036,3 million to R4 096,0 million with approximately 40% (2003: 17%) of the total flowing into the CPI plus and Excelsior risk profiled asset portfolios. In 2004 approximately 18% (2003: 36%) of new single premiums were property-backed sales. New recurring premiums increased by 10,0% from R1 149,4 million to R1 264,5 million with the Lifestyle Protector product, which was launched in the fourth quarter of 2003, contributing R187,4 million in sales. New business premiums of R1,3 million were written since the launch in May 2004 of Charter Life's Namibian operations.

Corporate new business premiums and inflows decreased by 21,6% from R1 251,3 million for the six months ended 30 June 2003 to R981,4 million for the six months ended 30 June 2004. New single premium business decreased by 25,7% on the back of slow single premium sales in 2004 exacerbated in comparison by large single premiums received in the prior period. New recurring premiums decreased by 2,4% continuing the disappointing trend in new underwritten and corporate selection funds.

Total bancassurance new business sales increased by 39,7% from R1 207,6 million for the six months ended 30 June 2003 to R1 687,3 million for the six months ended 30 June 2004. On an indexed basis, bancassurance new business increased by 58,5%. Complex (high advice) product sales of R1 401,8 million for the first six months of 2004 increased by 34,1% and represent 83,1% of total bancassurance new business sales, while embedded (mainly funeral and credit life) product sales of R285,5 million for the first six months of 2004 increased by 75,7% and represent 16,9% of total bancassurance new business sales.

Market share



Total Liberty Life and Charter Life
(%)
30
25
20
15
10
5
0
19,6
22,7
23,6
25,3
28,3
15,4
16,6
20,2
24,5
29,6
Recurring individual
Single individual
Year ended 31 December 2000
Year ended 31 December 2001
Year ended 31 December 2002
Year ended 31 December 2003
Three months ended 31 March 2004

The group's share, including Charter Life, of the total South African recurring individual new business market according to the Life Offices' Association statistics for the three months ended 31 March 2004 increased to 28,3% compared with 25,3% for the year ended 31 December 2003. Similarly, our share of the single premium individual new business market increased to 29,6% for the three months ended 31 March 2004 compared with 24,5% for the year ended 31 December 2003.

Value of new business and new business margin
– up 26,2% from R261,7 million to R330,2 million

The value of individual new business increased by 33,6% from R239,6 million in respect of the six months ended 30 June 2003 to R320,0 million for the six months ended 30 June 2004 as a result of increased new business volumes (especially the new Lifestyle Protector product). Liberty Corporate Benefits' value of new business decreased by 53,8% from R22,1 million for the first half of 2003 to R10,2 million for the six months ended 30 June 2004 due to cost pressure resulting from lower volumes of both single and recurring new business premiums and inflows as indicated in the new business commentary above.

The Group's overall new business margin increased to 20,9% at 30 June 2004 from 19,9% at 31 December 2003 and 18,4% at 30 June 2003.

Individual business net cash inflows of R2 331,3 million for the six months ended 30 June 2004 more than doubled compared with the net inflows in the first six months of 2003 of R858,7 million. Individual policy surrenders and maturities increased by 3,0% to R3 764,9 million while premium income and investment contract inflows of R7 755,4 million increased by 28,0%.

Corporate business net cash inflows of R50,5 million for the six months ended 30 June 2004 decreased by 94,2% from R871,5 million for the first six months of 2003. Group scheme member withdrawals increased by 35,9% from R538,0 million for the six months ended 30 June 2003 to R731,3 million for the same period in 2004 and Group investment terminations and withdrawals increased by 174,7% from R288,0 million in 2003 to R791,0 million in 2004. A further R2 billion in outflows will be recorded for the second half of 2004 as a result of known maturities in property portfolios which will free up capacity for future sales.

In spite of these known outflows, we nevertheless anticipate the net cash flows for the year to remain positive.

Embedded value per share – static at R57,59

Embedded value at 30 June 2004 amounted to R15 887,1 million or R57, 59 per share compared with the embedded value of R15 816,9 million or R57,58 per share at 31 December 2003. Shareholders' funds increased by 1,6% from R8 782,2 million at 31 December 2003 to R8 922,4 million at 30 June 2004, while the value of in-force business decreased by 3,3% from R6 493,8 million at 31 December 2003 to R6 279,1 million at 30 June 2004 due to changes in assumptions, modelling methodology and lower than expected investment returns. The financial services subsidiaries fair value adjustment of R685,6 million increased by 26,7% compared to 31 December 2003, mainly as a result of better operational results from STANLIB and Liberty Ermitage increasing the respective values placed on those businesses. The fair value adjustment includes the reversal of the carrying value of the present value of in-force business acquired from IEB of R115,6 million, as the embedded value of this business is included within the value of in force business.

Capital adequacy

The capital adequacy requirement (CAR) for the Group increased by 2,9% from R3 402,7 million at 31 December 2003 to R3 501,9 million at 30 June 2004. The Group capital adequacy multiple decreased marginally from 2,58 times at 31 December 2003 to 2,55 times at 30 June 2004 and remains amongst the highest in the industry.

Prospects

We will continue to focus on the business (and value) drivers under our control such as growing new business, improving service levels, cost reduction, capital management and people, thereby ensuring sustainable benefits in the short to medium term. However, future earnings will continue to be impacted by the performance and volatility of local and international financial markets.

Dividend

Notice is hereby given that interim ordinary dividend No. 77 of 162,0 cents per share has been declared in respect of the year ending 31 December 2004 (unchanged from the 2003 interim dividend).

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 3 Sept 2004
First trading day ex dividend on the JSE	Monday, 6 Sept 2004
Record date	Friday, 10 Sept 2004
Payment date	Monday, 13 Sept 2004

Share certificates may not be dematerialised or rematerialised between Monday, 6 September 2004 and Friday, 10 September 2004, both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 13 September 2004.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

11 August 2004

Accounting policies and presentation

The accounting policies adopted comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial information has been prepared on the historical cost basis, modified by the revaluation of investment property, owner occupied property and the fair value adjustments required by the accounting statement on Financial Instruments: Recognition and Measurement (AC 133).

These accounting policies are consistent with those applied at 31 December 2003 except for the determination of the operating profit from insurance operations, embedded value, capital adequacy requirement and value of new business, which reflect the Statutory Actuary's best estimate for interim reporting purposes. A full valuation is not performed at half year.

Transfer Secretaries

Computershare Investor Services 2004 (Proprietary) Limited
(Registration number 2004/003647/07)
70 Marshall Street, Johannesburg, 2001.
PO Box 61051, Marshalltown, 2107.
Telephone +27 11 370-5000

Sponsor


Merrill Lynch
Global Markets & Investment Banking Group

Summarised group balance sheet

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Assets		
Investments	**93 126,0**	91 508,4
Owner-occupied properties	**750,8**	725,4
Goodwill	**74,6**	80,5
Intangible assets	**174,3**	195,5
Tangible assets	**366,3**	363,3
Current assets	**3 705,0**	3 684,8
Total assets	**98 197,0**	96 557,9
Capital, reserves and liabilities		
Shareholders' funds	**8 922,4**	8 782,2
Minority interests	**1,0**	1,0
Policyholder liabilities	**85 196,8**	83 839,6
Liabilities under insurance contracts	**55 419,8**	56 296,0
Liabilities under investment contracts	**29 777,0**	27 543,6
Redeemable bonds	**1 408,0**	1 499,8
Retirement benefit obligation	**158,0**	155,1
Deferred tax	**309,5**	313,2
Current liabilities	**2 201,3**	1 967,0
Total capital, reserves and liabilities	**98 197,0**	96 557,9
Capital adequacy requirement	**3 501,9**	3 402,7
Capital adequacy requirement: times covered	**2,55**	2,58

Summarised group income statement

	(unaudited) Six months ended 30 June		
	2004 Rm	2003 Rm	% Change
Operating profit from insurance operations net of tax	**335,0**	252,7	32,6%
Revenue earnings attributable to shareholders' funds	**166,0**	148,2	12,0%
Preference dividend in subsidiary	**(40,6)**	(45,0)	(9,8%)
Headline earnings	**460,4**	355,9	29,4%
Goodwill amortisation and impairment	**(6,0)**	(71,7)	(91,6%)
Realised investment gains attributable to shareholders' assets net of capital gains tax	**44,6**	9,6	364,6%
Total earnings	**499,0**	293,8	69,8%

Per share details

	cents	cents	
Headline earnings per share			
Basic	**167,2**	130,0	28,6%
Fully diluted	**166,3**	129,8	28,1%
Total earnings per share			
Basic	**181,3**	107,3	68,9%
Fully diluted	**179,2**	107,2	67,2%
Weighted average number of shares in issue (millions)	**275,3**	273,7	0,6%
Total number of shares in issue (millions)	**275,8**	273,8	0,7%
Fully diluted weighted average number of shares (millions)	**298,5**	274,1	10,6%

Group embedded value

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm	% Change
Risk discount rate	**12,5%**	11,5%	
Shareholders' net assets	**8 922,4**	8 782,2	1,6%
Net value of life business in force	**6 279,1**	6 493,8	(3,3%)
Value of life business in force	**6 523,7**	6 685,5	(2,4%)
Cost of solvency capital	**(244,6)**	(191,7)	27,6%
Financial services entities fair value adjustment (vii) - Bases and assumptions	**685,6**	540,9	26,8%
Embedded value	15 887,1	15 816,9	0,4%
Embedded value per share	R57,59	R57,58	

Value of new business and new business margins

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm	% Change
Value of new business written during the period	330,2	261,7	26,2%
Gross of cost of solvency capital	**342,7**	267,7	28,0%
Cost of solvency capital	**(12,5)**	(6,0)	108,3%
New single premiums	**4 859,6**	4 064,4	19,6%
New recurring premiums net of natural increases (2004: R392,0 million; 2003: R354,6 million)	1 090,3	1 018,0	7,1%
New business index net of natural increases	**1 576,2**	1 424,4	10,7%
Value of new business as a percentage of indexed new business (new business margin)	20,9%	18,4%	2,5%

Embedded value profits/(losses)

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Embedded value at the end of the period	**15 887,1**	14 622,5
Less capital raised	**(52,7)**	(4,8)
Plus dividends paid	**318,6**	317,4
Less embedded value at the beginning of the period	**(15 816,9)**	(15 126,6)
Embedded value profits/(losses)	336,1	(191,5)
Return on shareholders' net assets (annualised)	7,8%	(4,5%)
Return on embedded value (annualised)	4,3%	(2,5%)

Analysis of embedded value profits/(losses)

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Investment return on shareholders' net assets and fair value adjustment	**334,6**	(344,4)
Translation losses in respect of foreign assets	**(24,2)**	(40,8)
Other investment returns on shareholders' assets	**358,8**	(303,6)
Expected return on value of life business (v) - Bases and assumptions	**361,5**	362,6
Investment experience variation on life business in-force	**(219,4)**	(258,7)
Other experience variations (viii) - Bases and assumptions	**(11,3)**	(29,0)
Changes in economic assumptions (ix) - Bases and assumptions	**(87,5)**	142,4
Changes in non-economic assumptions (x) - Bases and assumptions	**(223,2)**	(123,1)
Value of new business	**330,2**	261,7
Changes in modelling methodology (xi) - Bases and assumptions	**(148,8)**	(203,0)
Embedded value profits/(losses)	336,1	(191,5)

Bases and assumptions

(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a	
	2004	2003
Government stock	**10,5%**	9,5%
Equities	**12,5%**	11,5%
Property	**11,5%**	10,5%
(ii) The risk discount rate has been set equal to the investment return on equity assets	**12,5%**	11,5%
(iii) Maintenance expense inflation rate	**6,5%**	5,5%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate for the full analysis period to the value of life business in force at the beginning of the year and the current discount rate for half of the analysis period to the value of new business.

(v) Tax has been allowed for on the Four Funds Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) has been taken into account in the embedded value and allowance has been made for future expected Secondary Tax on Companies.

(vi) Other bases, bonus rates and assumptions:

In general, parameters reflect best estimates of future experience, consistent with the Financial Soundness Valuation basis used by the Statutory Actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for expected automatic premium and benefit increases.

(vii) Basis of calculation of financial services entities fair value adjustment:

The fair value adjustment reflects the excess of the fair value over the value of the tangible assets as included in the shareholders' funds.

This adjustment consisted of the following:

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Liberty Group Properties (Proprietary) Limited	**230,0**	216,0
Liberty Ermitage Jersey Limited	**184,0**	140,0
STANLIB Limited	**387,2**	306,9
Carrying value of in-force business acquired from Investec Employee Benefits	**(115,6)**	(122,0)
	685,6	540,9

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiple was applied to the net after tax recurring earnings of the subsidiaries. The multiples used for both Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited were maintained at 10 times recurring earnings.

In the case of STANLIB Limited a price earnings ratio multiple was applied to the net after tax recurring earnings of STANLIB Limited. The multiple used was maintained at 10 times recurring earnings, the R387,2 million represents Liberty Life's 37,4% share of the excess over the net asset value of STANLIB Limited and effectively values the ordinary and preference shares in STANLIB Limited at R1.7 billion.

(viii) The amount of R11,3 million shown for other experience variations arises mainly from worse than expected withdrawal experience.

(ix) The amount of R87,5 million arises from a change in economic assumptions to a higher level as set out in (i) above.

(x) The amount of R223,2 million shown for changes in non-economic assumptions mainly arises from changes to the withdrawal bases and expense bases in respect of corporate business and shareholders' expenses.

(xi) The amount of R148,8 million shown for changes in modelling methodology arises mainly from allowing more accurately for expected future Secondary Tax on Companies.

(xii) Non-recurring expenses amounting to R50,3 million were identified in 2004. These were largely due to discontinued salary costs, the renovation of Liberty Life Centre, and impairment to internally developed software. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

Summarised group cash flow statement

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Cash flows from operating activities	**2 480,9**	2 603,4
Cash flows from investing activities	**(2 623,6)**	(2 343,2)
Cash flows from financing activities	**51,9**	8,1
Net (decrease)/increase in cash and cash equivalents	**(90,8)**	268,3
Cash and cash equivalents at beginning of year	**345,5**	273,5
Foreign exchange movements on cash balances	**(39,8)**	(8,2)
Cash and cash equivalents at end of the period	**214,9**	533,6

New business

	Recurring premium (unaudited) Six months ended 30 June		Single premium (unaudited) Six months ended 30 June		Total premium (unaudited) Six months ended 30 June		
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	% Change
Individual business	**1 264,5**	1 149,4	**4 096,0**	3 036,3	**5 360,5**	4 185,7	28,1%
Corporate business	**217,8**	223,2	**763,6**	1 028,1	**981,4**	1 251,3	(21,6%)
Total new business	**1 482,3**	1 372,6	**4 859,6**	4 064,4	**6 341,9**	5 437,0	16,6%
Change	**8,0%**		**19,6%**				
New business index					**1 968,3**	1 779,0	10,6%

Net cash inflow from insurance operations

	Individual Business (unaudited) Six months ended 30 June		Corporate Business (unaudited) Six months ended 30 June		Total (unaudited) Six months ended 30 June		
	2004 Rm	2003 Rm	**2004 Rm**	2003 Rm	**2004 Rm**	2003 Rm	% Change
Net premium income and inflows from investment contracts	**7 755,4**	6 060,4	**1 967,8**	1 943,7	**9 723,2**	8 004,1	21,5%
Single	**4 095,3**	2 914,2	**763,9**	1 028,1	**4 859,2**	3 942,3	23,3%
Recurring	**3 660,1**	3 146,2	**1 203,9**	915,6	**4 864,0**	4 061,8	19,7%
Claims, policyholders' benefits and payments under investment contracts	**(5 424,1)**	(5 201,7)	**(1 917,3)**	(1 072,2)	**(7 341,4)**	(6 273,9)	17,0%
Net cash inflow	**2 331,3**	858,7	**50,5**	871,5	**2 381,8**	1 730,2	37,7%

Analysis of shareholders' funds

	Group funds invested		Group net revenue earned		Group investment gains/(losses)	
			(unaudited) Six months ended 30 June		(unaudited) Six months ended 30 June	
	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm	2004 Rm	2003 Rm	2004 Rm	2003 Rm
Charter Life (excluding operating profit from insurance operations)	924,6	885,6	22,9	25,4	1,3	2,5
Financial services operations	1 141,4	1 137,5	69,6	46,9	(51,7)	(57,8)
Listed investments	1 596,8	1 303,6	25,1	24,6	85,4	(123,2)
Edcon	44,8	38,6	1,6	4,3	6,2	48,4
GoldFields	106,3	153,6	0,7	6,2	(47,3)	(79,7)
Metro Cash and Carry	223,5	232,1			(8,5)	8,1
SABMiller	769,7	655,1	14,7	13,9	114,5	(95,9)
Other	452,5	224,2	8,1	0,2	20,5	(4,1)
Other investments	5 259,6	5 455,5	142,6	129,0	(57,3)	(147,9)
Cash, preference shares and unit trusts	2 361,0	2 096,6	72,8	61,7	0,9	1,9
Foreign assets	1 454,7	1 560,0	42,5	51,1	(93,7)	(236,8)
Redeemable bonds	(1 407,3)	(1 499,8)	(51,3)	(62,4)	98,0	246,5
Unlisted investments	76,3	76,6	(1,2)	9,6	0,8	(32,1)
Fixed assets and working capital	1 211,2	1 708,9				
Share of pooled portfolios	1 563,7	1 513,2	79,8	69,0	(63,3)	(127,4)
Management expenses			(47,1)	(39,2)		
Normal taxation			(16,0)	(5,0)		
Secondary tax on companies			(31,1)	(33,5)		
Total	8 922,4	8 782,2	166,0	148,2	(22,3)	(326,4)

Statement of changes in group shareholders' funds

	(unaudited) Six months ended 30 June 2004 Rm	2003 Rm
Shareholders' funds at 31 December as previously published	8 782,2	8 588,1
Restatement of opening retained surplus on implementation of AC133		(91,5)
Shareholders' funds restated as at 1 January	8 782,2	8 496,6
Total earnings	499,0	293,8
Unrealised investment losses on shareholders' assets net of capital gains tax	(87,9)	(291,1)
Ordinary dividends	(318,6)	(317,4)
2002 Final dividend No. 74 of 116 cents - LDR 20 March 2003		(317,4)
2003 Final dividend No. 76 of 116 cents - LDR 26 March 2004	(318,6)	
Translation difference relating to equity component of the redeemable bonds	(5,0)	(12,5)
Subscriptions for shares	52,7	4,8
Shareholders' funds at end of period	8 922,4	8 174,2

Commitments

	(unaudited) 30 June 2004 Rm	(audited) 31 December 2003 Rm
Capital commitments	84,9	164,8
Under contracts	72,9	147,7
Authorised by the directors but not contracted	12,0	17,1
Operating lease commitments	98,6	48,5
Less than 5 years	71,9	45,9
5 to 10 years	26,7	2,6
Total commitments	183,5	213,3

Group figures above include the Group's share of commitments of joint ventures amounting to R54,8 million (2003: R57,8 million).
The expenditure will be financed by available bank facilities, cash resources and funds internally generated.

PRINTED BY INCE (PTY) LTD

audited preliminary results

for the year ended 31 December 2003



LIBERTY



Liberty Group Limited
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)

Features:

- **Indexed new business premiums up 4,8%**
- **New business margin maintained at 20%**
- **Market share of new business increased during 2003**
- **Net cash inflow from insurance operations of R4,5 billion**
- **Headline earnings per share down 11,5%**
- **Capital adequacy cover of 2,6**
- **Embedded value per share of R57,58 up 4,2%**
- **Total dividend for the year maintained at 278 cents per share**

These results are available at www.liberty.co.za.

Commentary on results

Liberty's results for 2003 benefited from the rally in both local and international equity markets during the second half of the year despite the strengthening of the Rand.

Although the long-term insurance industry experienced a challenging operating environment in 2003, new business nevertheless increased by 3,2%, new business margins were maintained at 20% and the group's capital adequacy requirement was covered 2,6 times by shareholders' funds. Customer service issues remain an area of high focus. A keen focus on expense control resulted in recurring expenses of the life companies being contained within the actuarial assumption on a per policy basis. Embedded value per share increased by 4,2% to R57,58.

Notwithstanding the much-improved investment market conditions during the second half of 2003, headline earnings of R949,1 million were 11,2% down on 2002 for reasons outlined later in this report.

Net cash inflows from Liberty's insurance business remained strong at R4 497,0 million. Despite a reduction of 11,2% in headline earnings, the final dividend for 2003 has been maintained at 116,0 cents per share due to the continued strong cash inflows during 2003 and the group's healthy capital position.

Salient features of the 2003 results are:

Headline earnings

Group headline earnings for the year ended 31 December 2003 of R949,1 million decreased by 11,2% from 2002's R1 068,8 million. On a per share basis, headline earnings were 346,4 cents, down 11,5% from 2002's level of 391,5 cents.

Although much improved from the position at the half-year, headline earnings were nevertheless affected by the operating profit from insurance operations net of tax of R719,5 million for the whole year, down 19,1% from R889,1 million in 2002. This was mainly due to the inclusion in 2002 of releases from the life fund, not repeated in 2003.

As the following table shows, the implementation of AC 133 also impacted headline earnings negatively:

	2003 Rm	2002 Rm	
Operating profit from insurance operations net of tax	**719,5**	889,1	(19,1%)
Before AC 133 adjustment	**755,9**	889,1	(15,0%)
AC 133 adjustment	**(36,4)**		
Revenue attributable to shareholders' funds	**324,8**	261,6	24,2%
Preference dividend paid by subsidiary	**(95,2)**	(81,9)	16,2%
Headline earnings post AC 133	**949,1**	1 068,8	(11,2%)
Headline earnings pre AC 133	**985,5**	1 068,8	(7,8%)

Revenue earnings attributable to shareholders' funds increased by 24,2% as a result of the following:

- Income from financial services operations increased by 25,3% to R199,9 million. Earnings from Liberty Ermitage rose by R15,1 million or 54,1% to R43,0 million, while Liberty's share of STANLIB earnings decreased by R17,5 million to R38,7 million. STANLIB incurred retrenchment costs in addition to the expected merger and integration costs in 2003. Liberty's shareholding in STANLIB reduced from 50% to 37,4% following the sale of 25,2% of STANLIB to an empowerment consortium led by Safika (Proprietary) Limited in 2003. The shareholders' trading portfolio in Electric Liberty recorded a profit of R47,2 million in 2003, compared to R14,9 million in 2002.

- Electric Liberty's R39,7 million loss in 2002 in respect of the discontinued Freestyle loyalty programme and the MyLife financial planning facility was trimmed to R1,7 million last year, while Liberty Healthcare recorded a R0,5 million loss in 2003. This is not comparable with Healthcare's profit of R29,8 million in 2002, due to the outsourcing of administration to Medscheme in 2002 as well as further rationalisation in 2003 and the discontinuation of the Liberty Medical Scheme reinsurance. The only remaining activity in Liberty Healthcare is the Medscheme marketing interface. Earnings from Charter Life and Liberty Group Properties remained flat on 2002 levels.
- Dividends from listed investments were 17,5% down at R32,9 million due to lower dividend income from SABMiller (as a result of the conversion of flat US Dollar denominated dividends into a stronger Rand) and GoldFields as a result of a lower shareholding (following the sale of 2,5 million shares in 2002 and 1 million shares in 2003), while other investment income increased by 30,3% to R304,4 million as a result of higher cash balances and preference share investments.

The preference dividend of R95,2 million payable to Standard Bank was 16,2% up, and is attributable to a corresponding increase in embedded product bancassurance sales.

Total earnings

Liberty's total 2003 earnings of R1 161,7 million exceed 2002's R1 098,8 million by 5,7%.

A goodwill impairment charge of R62,4 million was raised in the first half of the year in respect of the UK's Hightree Financial Services.

Total earnings per share in 2003 increased by 5,3% to 424,0 cents.

Adoption of AC 133

The accounting statement on Financial Instruments: Recognition and Measurement (AC 133), was adopted in 2003.

The financial effects of the adoption of AC 133 are summarised as follows:

- effective 1 January 2003, policies classified as investment contracts in terms of AC 133 were valued at a minimum of their surrender value. This resulted in an increase in policyholders' liabilities at the beginning of the year of R130,8 million (before tax) and a corresponding reduction in retained earnings together with the attributable tax credit thereon. Headline earnings for 2003 were reduced by R36,4 million (after tax) for the same reason.
- unrealised investment losses of (R150,8) million and the attributable capital gains tax credit thereon of R20,6 million for 2003 on available for sale financial assets attributable to shareholders were accounted for directly against equity.
- AC 133 does not permit the restatement of prior year numbers.
- the adoption of AC 133 has had no material effect on embedded value or the value of new business.

Further changes, refinements and clarification of interpretation are expected to be contained in the International Financial Reporting Standard for insurance to be issued in 2004. This may result in further changes to the group's recognition, measurement and disclosure on investment contracts.

Operating profit from insurance operations

The decrease of 19,1% from R889,1 million in 2002 to R719,5 million in 2003 in the operating profit from insurance operations is mostly attributable to the following:

- the inclusion in 2002 of releases from policyholder liabilities amounting to approximately R350 million (after tax), due mainly to reduced expenses on a per policy basis in that year. Expenses per policy for 2003 were roughly in line with actuarial assumptions and consequently no material releases from policyholder liabilities in this respect occurred during 2003.
- the improvement in policyholder investment returns for the year ended 31 December 2003 which had a positive impact on the operating profit from insurance operations. Shareholders' entitlements to 10% of capital bonuses declared to policyholders on certain classes of business were significantly better than in 2002.
- the implementation of AC 133 which reduced headline earnings in 2003 by R36,4 million (after tax). In 2002 the amount that would have reduced headline earnings if AC 133 had been applied retrospectively amounted to R23,0 million (after tax).

Investment returns

The improvement in the JSE All Share index in the last quarter of 2003 had a positive impact on the shareholders' participation in 10% of capital bonuses. This participation is best approximated with reference to a weighted policyholder investment portfolio return calculated specifically for this purpose, which was 12,5% for the year ended 31 December 2003. This compares with a negative return of 9,5% for 2002 and the actuarial assumption for 2003 of 12,3%.

Negative investment market returns in Rand terms in the foreign portfolio (-3,1%) can be ascribed to the strengthening of the rand compared to all major foreign currencies during 2003 notwithstanding strong investment performance in foreign currency.

STANLIB Asset Management produced investment returns that beat the benchmarks in both the equity (by 1,2%) and bond (by 2,3%) component portfolios of the life fund, while the international component portfolio return was slightly below its benchmark. The Preferred Assets portfolio, which is a good proxy for the performance of assets attributable to policyholder liabilities administered by STANLIB, delivered a return of 14,9% for the year. Over five years, the portfolio reflects a compound annual return of 18,3%.

New business

Indexed new business (a generally accepted measure used in the industry, which comprises 10% of single premiums plus recurring new business premium) of R3 807,8 million during 2003 was 4,8% ahead of 2002, while total new business of R11 667,0 million was 3,2% up, comprised as follows:

Total new recurring premiums	R2 934,6 million	+5,5%
Total new single premiums	R8 732,4 million	+2,5%

Liberty Group's total individual new business for 2003 (which includes Charter Life) reduced by 3,9% to R9 311,4 million compared to 2002, while corporate new business rose 46,5% to R2 355,6 million. On an indexed basis, individual new business was up by 3,0%, and corporate new business by 14,6%.

Total 2003 bancassurance new business premiums decreased by 16,0% to R2 659,3 million compared to 2002 - though on an indexed basis, new bancassurance business was up 5,5%. New recurring premiums were up 19,0%, while single premiums were down 23,4%.

Market share

The group's share of the total South African recurring individual new business market according to the Life Offices' Association statistics as at 30 September 2003 plus Charter Life remained at 23,5% (against statistics at 31 December 2002), while our share of the single premium individual new business market grew from 20,2% at 31 December 2002 to 22,4% at 30 September 2003.

Value of new business and new business margin

The value of new business increased by 0,7% from R604,6 million for 2002 to R608,9 million for 2003, while the new business margin was maintained at 20%.

Net cash inflow from insurance operations

Net inflow of funds remained strong in the year to 31 December 2003 at R4 497,0 million. Total inflows increased by 10,4% to R18 121,8 million, while total claims, policyholder benefits and payments under investment contracts were 14,4% up, at R13 624,8 million.

Liberty's number of in force policies increased by 42 745 during 2003 (2002: 50 595).

Management expenses and costs per policy

Average acquisition cost per new policy in 2003 increased by 7,2% over 2002. Renewal expenses per policy increased by 6,5% in line with actuarial assumptions. No material expense profits or losses have been included in the operating profit from insurance operations for the year ended 31 December 2003.

Total group expenditure of R1 860,9 million was 10,1% higher than in 2002.

Embedded value

Embedded value at 31 December 2003 amounted to R15 816,9 million or R57,58 per share (R55,28 at 31 December 2002). Shareholders' funds increased from R8 588,1 million at 31 December 2002 to R8 782,2 million at 31 December 2003, while the net value of in force business increased from R5 700,4 million at 31 December 2002 to R6 493,8 million at 31 December 2003 and the fair value adjustment decreased from R838,1 million at 31 December 2002 to R540,9 million at 31 December 2003. The fair value adjustment for 2003 includes a deduction of the carrying value of the purchase consideration of the business acquired from Investec Employee Benefits in order to avoid duplication of that amount which has been

included in Liberty's embedded value of in force business at 31 December 2003.

Capital adequacy

The capital adequacy requirement (CAR) for the group increased by 19,1% from R2 856,6 million at 31 December 2002 to R3 402,7 million at 31 December 2003. Charter Life's CAR increased by R154,1 million largely due to the re-modeling of investment guarantees. The group capital adequacy multiple decreased from 3,0 times at 31 December 2002 to 2,6 times at 31 December 2003.

Prospects

There have been initial signs of improving investor confidence and should this continue, we expect increased new business volumes in the months to come. Should growth in financial markets continue at 2003 levels during 2004, headline earnings for 2004 are expected to reflect a real increase over 2003.

Dividend

Notice is hereby given that a final dividend No. 76 of 116,0 cents per share has been declared in respect of the year ended 31 December 2003, bringing the total dividend for the year to 278,0 cents, the same as for 2002. Dividend cover for 2003 on this basis is 1,3 times headline earnings per share.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE	Friday, 26 March 2004
First trading day ex dividend on the JSE	Monday, 29 March 2004
Record date	Friday, 2 April 2004
Payment date	Monday, 5 April 2004

Share certificates may not be dematerialised or rematerialised between Monday 29 March 2004 and Friday 2 April 2004 both days inclusive.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 5 April 2004.

Audit opinion

The auditors, PricewaterhouseCoopers Inc., have issued their opinions on the group financial statements and embedded value statement for the year ended 31 December 2003. A copy of the auditors' unqualified reports are available for inspection at the Company's registered office.

Derek Cooper
Chairman

Myles Ruck
Chief Executive

2 March 2004

Accounting policies and presentation

The accounting policies adopted by the company and the group comply with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973. The financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value and the application of the equity method of accounting for investments in subsidiary companies and joint ventures. These accounting policies are consistent with those applied at 31 December 2002, except for the adoption of the accounting statement on Financial Instruments: Recognition and Measurement (AC 133), which became effective for financial years commencing on or after 1 July 2002.

In accordance with AC 133 read together with the guidance on the application of AC 133 to liabilities arising from long-term insurance contracts, certain policyholder liabilities have been classified as "insurance contracts" while others have been classified as "investment contracts". Liberty classifies all policyholder contracts that transfer significant insurance risk as insurance contracts and values them in terms of the Financial Soundness Valuation (FSV) basis contained in PGN104 issued by the Actuarial Society of South Africa. The liabilities under insurance contracts are now being disclosed separately from liabilities under investment contracts on the balance sheet. Investment contracts are valued at fair value as described in AC 133 and its guidance statement.

There is currently no International Financial Reporting Standard for insurance contracts, although the International Accounting Standards Board has a project underway to address this issue. It is likely that an International Financial Reporting Standard on insurance contracts (phase 1) will be released in 2004. Finalisation of phase 2 which will deal with the valuation of insurance contracts is not expected for a number of years to come. Solutions are consequently being implemented in order to limit significant temporary changes to the treatment of investment and insurance contracts within South Africa, while conforming to AC 133.

Transfer Secretaries

Computershare Limited
(Registration number 2000/006082/06)
70 Marshall Street, Johannesburg, 2001.
PO Box 1053, Johannesburg, 2000.
Telephone +27 11 370-5000

Sponsor


Merrill Lynch
Global Markets & Investment Banking Group

Summarised group balance sheet

	31 December 2003 Rm	31 December 2002 Rm
Assets		
Investments	**91 508,4**	81 369,3
Owner-occupied properties	**725,4**	625,1
Goodwill	**80,5**	158,2
Intangible assets	**195,5**	35,6
Tangible assets	**363,3**	321,7
Current assets	**3 684,8**	3 750,2
Total assets	**96 557,9**	86 260,1
Capital, reserves and liabilities		
Shareholders' funds	**8 782,2**	8 588,1
Minority interests	**1,0**	1,0
Policyholder liabilities	**83 839,6**	73 595,6
Liabilities under insurance contracts	**56 296,0**	
Liabilities under investment contracts	**27 543,6**	
Convertible bonds	**1 499,8**	1 946,8
Retirement benefit obligation	**155,1**	143,0
Deferred tax	**313,2**	225,5
Current liabilities	**1 967,0**	1 760,1
Total capital, reserves and liabilities	**96 557,9**	86 260,1
Capital adequacy requirement	**3 402,7**	2 856,6
Capital adequacy requirement: times covered	**2,6**	3,0

Summarised group income statement

	31 December 2003 Rm	31 December 2002 Rm	% Change
Operating profit from insurance operations net of tax	**719,5**	889,1	(19,1%)
Revenue earnings attributable to shareholders' funds	**324,8**	261,6	24,2%
Preference dividend in subsidiary	**(95,2)**	(81,9)	16,2%
Headline earnings	**949,1**	1 068,8	(11,2%)
Goodwill amortisation and impairment	**(77,7)**	(13,6)	471,3%
Realised investment gains attributable to shareholders' assets	**315,4**	52,4	501,9%
Capital gains tax attributable to realised shareholders' investment gains	**(25,1)**	(8,8)	185,2%
Total earnings	**1 161,7**	1 098,8	5,7%
Headline return on equity	**11,7%**	13,5%	

With the implementation of AC 133, unrealised investment gains/(losses) on available-for-sale assets are taken directly to equity with effect from 1 January 2003. Only realised gains/(losses) on shareholders' assets are shown in the income statement (below headline earnings). For the year ended 31 December 2003 unrealised losses amounting to R150,8 million have been taken directly to equity and realised gains of R315,4 million are reflected in the income statement. The comparatives have not been restated. Both unrealised losses and realised gains amounting to R450,7 million and R503,1 million respectively for the year ended 31 December 2002 are included in the income statement comparative.

Per share details

	cents	cents	
Headline earnings per share			
Basic	**346,4**	391,5	(11,5%)
Fully diluted	**345,9**	389,6	(11,2%)
Total earnings per share			
Basic	**424,0**	402,5	5,3%
Fully diluted	**417,9**	400,5	4,3%
Weighted average number of shares in issue (millions)	**274,0**	273,0	0,4%
Total number of shares in issue (millions)	**274,7**	273,6	0,4%
Fully diluted weighted average number of shares (millions)	**297,5**	274,3	8,5%

Group embedded value

	31 December 2003 Rm	31 December 2002 Rm	% Change
Risk discount rate used	**11,50%**	12,75%	
Shareholders' net assets	**8 782,2**	8 588,1	2,3%
Net value of life business in force	**6 493,8**	5 700,4	13,9%
Value of life business in force	**6 685,5**	5 837,0	14,5%
Cost of solvency capital	**(191,7)**	(136,6)	40,3%
Fair value adjustment	**540,9**	838,1	(35,5%)
Embedded value	**15 816,9**	15 126,6	4,6%

Value of new business and new business margins

	31 December 2003 Rm	31 December 2002 Rm	% Change
Value of new business written in the year	**608,9**	604,6	0,7%
Gross of cost of solvency capital	**624,9**	618,2	1,1%
Cost of solvency capital	**(16,0)**	(13,6)	17,6%
New business index net of contractual increases	**3 060,2**	2 983,2	2,6%
Value of new business as a percentage of indexed new business (new business margin)	**19,9%**	20,3%	(0,4%)

Embedded value profits

	31 December 2003 Rm	31 December 2002 Rm
Embedded value at the end of the year	**15 816,9**	15 126,6
Less capital raised	**(38,9)**	(44,1)
Plus dividends paid	**760,9**	851,0
Less embedded value at the beginning of the year	**(15 126,6)**	(14 767,4)
Embedded value profits	**1 412,3**	1 166,1
Return on shareholders' net assets	**16,4%**	14,0%
Return on embedded value	**9,3%**	7,9%

Analysis of embedded value profits

	31 December 2003 Rm	31 December 2002 Rm
Investment return on shareholders' net assets and fair value adjustment	**86,2**	(311,5)
Translation gains/(losses) in respect of foreign assets	**(48,0)**	(189,0)
Other investment returns on shareholders' assets	**256,2**	(122,5)
Deduction of the carrying value of Investec Employee Benefits, included within the value of life business in force	**(122,0)**	
Net effect of changes required on the implementation of AC 133	**(1,7)**	-
Expected return on value of life business	**741,4**	756,9
Investment experience variation on life business	**107,8**	(696,8)
Other experience variations	**(68,4)**	155,2
Changes in economic assumptions	**239,5**	227,7
Changes in non-economic assumptions	**(10,4)**	260,5
Variation in tax	**-**	50,8
Value of new business	**608,9**	604,6
Changes in modelling methodology	**(291,0)**	118,7
Embedded value profits	**1 412,3**	1 166,1

Bases and assumptions

(i) Future investment returns on the major asset classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:

	Investment return p.a.	
	2003	2002
Government stock	**9,5%**	10,75%
Equities	**11,5%**	12,75%
Property	**10,5%**	11,75%
(ii) The risk discount rate has been set equal to the investment return on equity assets	**11,5%**	12,75%
(iii) Maintenance expense inflation rate	**5,5%**	6,75%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis at tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) has been taken into account in the embedded value. Allowance has been made for future Secondary Tax on Companies.

(vi) Other bases, bonus rates and assumptions:

In general, parameters reflect best estimates of future experience, consistent with the valuation basis used by the statutory actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of the fair value adjustment:

The fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareholders' funds and removes the carrying value of the present value of in force business acquired from Investec Employee Benefits from shareholders' net assets (since it is now included in the value of in force business).

This adjustment consisted of the following:

	31 December 2003 Rm	31 December 2002 Rm
Liberty Group Properties (Proprietary) Limited	**216,0**	240,0
Liberty Ermitage Jersey Limited	**140,0**	190,4
STANLIB Limited	**306,9**	407,7
Carrying value of in force business acquired from Investec Employee Benefits	**(122,0)**	-
	540,9	838,1

These items were calculated as follows:

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited, a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 10 (2002: 10 and 15) respectively.

The fair value adjustment for STANLIB Limited has been determined with reference to the price obtained for the sale of 25,2% of STANLIB to the black empowerment consortium led by Safika (Proprietary) Limited during 2003. This effectively values STANLIB at R1,4 billion.

(viii) The amount of R1,7 million shown as the effect of changes required on the implementation of AC 133, being an increase in policyholders' liabilities of R130,8 million, is the result of:

- a reduction in shareholders' net asset value of R91,5 million (R130,8 million before tax); and
- an increase in the value of the life business in force of R89,8 million being the embedded value thereof.

(ix) The amount of R68,4 million shown for other experience variations arises mainly from:

- increased allowance for shareholders' recurring expenses;
- the termination of medical reinsurance business; offset by
- the Investec Employee Benefits initial embedded value; and
- other experience variations amounting to R21,6 million.

(x) The amount of R239,5 million shown for changes in economic assumptions arises from the change to a lower level of economic assumptions.

(xi) The amount of R291,0 million shown for the changes in modelling methodology arises mainly from:

- allowing more accurately for premium increases and paid-up policies on individual business;
- allowance for reinsurance in respect of corporate business in line with current practice; and
- refinements made to Charter Life's embedded value model.

(xii) Non-recurring expenses amounting to R111,3m were identified in 2003. These were largely due to discontinued salary costs, previously-incurred corporate activity costs (now expensed) and a provision required to cover an estimated adjustment in the Liberty pension fund as a result of initial calculations of the surplus apportionment in terms of the Pension Fund Second Amendment Act 39 of 2001. These expenses are included in the analysis of embedded value profits but do not form part of the future projections.

Summarised group cash flow statement

	31 December 2003 Rm	31 December 2002 Rm
Cash flows from operating activities	**4 225,7**	3 096,1
Cash flows from investing activities	**(4 178,8)**	(3 712,2)
Cash flows from financing activities	**38,9**	32,0
Net increase/(decrease) in cash and cash equivalents	**85,8**	(584,1)
Cash and cash equivalents at beginning of year	**273,5**	912,1
Foreign exchange movements on cash balances	**(13,8)**	(54,5)
Cash and cash equivalents at end of year	**345,5**	273,5

New business

	Recurring premiums and fund inflows 31 December		**Single premiums and fund inflows 31 December**		**Total premiums and fund inflows 31 December**		
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	% Change
Individual business	**2 503,5**	2 356,6	**6 807,9**	7 335,7	**9 311,5**	9 692,3	(3,9%)
Corporate business	**431,1**	425,8	**1 924,5**	1 182,5	**2 355,5**	1 608,3	46,5%
Total new Business	**2 934,6**	2 782,4	**8 732,4**	8 518,2	**11 667,0**	11 300,6	3,2%
Change	**5,5%**		**2,5%**				
New business Index					**3 807,8**	3 634,2	4,8%

Net cash flow from insurance operations

	Individual Business 31 December		**Corporate Business 31 December**		**Total 31 December**		
	2003 Rm	2002 Rm	**2003 Rm**	2002 Rm	**2003 Rm**	2002 Rm	% Change
Net premium income and fund inflows	**13 556,3**	13 376,4	**4 565,5**	3 038,7	**18 121,8**	16 415,1	10,4%
Net single premium income and fund inflows	**6 938,1**	7 376,7	**2 458,4**	1 182,5	**9 396,5**	8 559,2	9,8%
Net recurring premium income and fund inflows	**6 618,2**	5 999,7	**2 107,1**	1 856,2	**8 725,3**	7 855,9	11,1%
Total claims and policyholders' benefits and fund outflows	**(10 435,8)**	(9 665,6)	**(3 189,0)**	(2 248,2)	**(13 624,8)**	(11 913,8)	14,4%
Net cash inflow	**3 120,5**	3 710,8	**1 376,5**	790,5	**4 497,0**	4 501,3	(0,1%)

Analysis of shareholders' funds

	group funds invested at 31 December		group net revenue earned year ended 31 December		group investment gains/(losses) year ended 31 December	
	2003 **Rm**	2002 Rm	**2003** **Rm**	2002 Rm	**2003** **Rm**	2002 Rm
Charter Life (excluding operating profit from insurance operations)	**885,6**	698,2	**49,3**	47,5	**47,5**	3,6
Financial services operations	**1 137,5**	1 232,1	**150,6**	112,1	**3,3**	298,7
Listed investments	**1 303,6**	1 250,6	**32,9**	39,9	**128,1**	62,8
Edcon	**38,6**	117,4	**5,0**	4,7	**93,8**	59,3
GoldFields	**153,6**	315,1	**8,2**	10,4	**(52,1)**	193,0
Metro Cash and Carry	**232,1**	210,7			**13,4**	15,7
SABMiller	**655,1**	585,7	**18,7**	23,9	**69,5**	(166,4)
Other	**224,2**	21,7	**1,0**	0,9	**3,5**	(38,8)
Other investments	**5 455,5**	5 407,2	**304,4**	233,7	**(14,3)**	(312,7)
Cash, preference shares and unit trusts	**2 096,6**	1 177,5	**128,4**	100,8	**98,0**	(2,1)
Foreign assets	**1 560,0**	2 037,6	**99,7**	151,2	**(442,9)**	(954,4)
Convertible bond liability	**(1 499,8)**	(2 032,1)	**(119,7)**	(189,4)	**470,4**	980,5
Unlisted investments	**76,6**	338,7	**8,0**	41,8	**(52,2)**	(59,1)
Fixed assets and working capital	**1 708,9**	1 931,9				
Share of pooled portfolios	**1 513,2**	1 953,6	**188,0**	129,3	**(87,6)**	(277,6)
Management expenses			**(91,3)**	(57,3)		
Normal tax			**(39,9)**	(28,2)		
Secondary tax on companies on ordinary dividends			**(81,2)**	(86,1)		
Total	**8 782,2**	8 588,1	**324,8**	261,6	**164,6**	52,4

Statement of changes in group shareholders' funds

	31 December 2003 Rm	31 December 2002 Rm
Shareholders' funds at 31 December as previously published	**8 588,1**	8 345,8
Restatement of opening retained surplus on implementation of AC 133	**(91,5)**	
Shareholders' funds restated at 1 January	**8 496,6**	8 345,8
Total earnings	**1 161,7**	1 098,8
Unrealised investment losses on shareholders' assets recognised directly against equity	**(150,8)**	
Capital gains tax attributable to unrealised shareholders' investment losses recognised directly against equity	**20,6**	
Ordinary dividends	**(760,9)**	(851,0)
2001 Final dividend No. 72 of 150 cents - LDR 20 March 2002		(408,6)
2002 Interim dividend No. 73 of 162 cents - LDR 23 August 2002		(442,4)
2002 Final dividend No. 74 of 116 cents - LDR 20 March 2003	**(317,4)**	
2003 Interim dividend No. 75 of 162 cents - LDR 22 August 2003	**(443,5)**	
Translation difference relating to equity component of the convertible bonds	**(23,9)**	(49,6)
Subscriptions for shares	**38,9**	44,1
Shareholders' funds at 31 December	**8 782,2**	8 588,1

Commitments

	31 December 2003 Rm	31 December 2002 Rm
Capital commitments	**164,8**	450,8
Under contracts	**147,7**	297,2
Authorised by the directors but not contracted	**17,1**	153,6
Operating lease commitments	**48,5**	156,4
Less than 5 years	**45,9**	114,7
5 to 10 years	**2,6**	41,7
Total commitments	**213,3**	607,2



LIBERTY


6000 minds
one goal
build value!
AUDITED PRELIMINARY RESULTS
for the year ended 31 December 2002

Liberty Group Limited
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)

FEATURES

- Indexed new business premiums +23,5%
- Bancassurance new business premiums +90,5%
- Net insurance cash flows of R4,5 billion +53,6%
- Increase in value of new business +32,9%
- New business margin increased to 20,3%
- Headline earnings per share – continuing operations -28,9%

  due to:
  - Investment market conditions and strengthening of the Rand
  - Increased STC charges
- Embedded value per share of R55,28 +2,0%
- Headline ROE – continuing operations 13,5%

These results are available at www.liberty.co.za.

COMMENTARY ON RESULTS

2002 was characterised by strong operational performance amidst poor investment markets and demanding economic conditions. All key indicators other than investment markets produced good results. Indexed new business sales increased by 23,5%, expenses were well controlled, net cash flows from insurance operations continued to increase and new business margins improved.

INVESTMENT RETURNS

Investment markets and the strengthened Rand have had a negative impact on the earnings of the group. Despite STANLIB Asset Management outperforming its investment return benchmarks, the weighted average investment return on the equity, managed and foreign assets portfolios was –9,5%.

This compares with a positive return of 25,3% for 2001 and the actuarial expectation of 14,5% for 2002. Shareowners earn 10% of capital bonuses declared to policy-owners on certain classes of business and the negative return for 2002 has impacted adversely on the life fund operating surplus.

Liberty's property portfolio benefited from increased tourism, major sporting events and summits, providing a before tax return of 15,5%.

HEADLINE EARNINGS ON CONTINUING OPERATIONS

Headline earnings decreased by 28,7% to R1 069 million or 391,5 cents per share, due to the lower investment returns resulting in a 33% decline in the life fund operating surplus, and the impact of a much higher secondary taxation on companies (STC) charge on ordinary dividends of R86,1 million for 2002 (2001: R28,6 million).

Revenue earnings attributable to shareowners' funds increased by 39% from R251 million in 2001 to R348 million in 2002.

Liberty Ermitage contributed R27,9 million to Group headline earnings for 2002 compared with R11,5 million in respect of 2001 while Liberty Group Properties' headline earnings for 2002 amounted to R24,0 million (28,3% higher than the R18,7 million recorded for 2001). Liberty Healthcare, bolstered by once off revenue as a result of the transfer of its administration to Medscheme, contributed R29.8 million to headline earnings for 2002 against a loss of R12,7 million in respect of 2001.

NEW BUSINESS

Recurring new business premiums increased by 27,7%, single premiums increased by 11,5% with the resulting indexed new business increasing by 23,5%. New bancassurance premiums increased by 90,5% to R3 164 million.

Liberty Personal Benefits' results once again exceeded growth and profitability targets. Single premium new business rose by 21,2% while recurring premium new business rose by 27,9%. Liberty's market share of new individual single premiums increased from 14,8% at 30 June 2001 to 17,3% at 30 June 2002 while market share of new recurring individual premiums increased further from 17,2% at 30 June 2001 to 17,4% at 30 June 2002.

Liberty Corporate Benefits' new recurring premiums increased by 23,2%, while new single premiums decreased by 3,4% thereby resulting in an overall 2,4% increase in new business premiums (16,2% increase on an indexed basis). More than a thousand new schemes were acquired by the group during the year.

Charter Life's new recurring premiums increased by 30,7% to R495 million, while new single premiums rose by 40,4% to R1 378 million.

The bancassurance channel produced 28% of total new sales for 2002, with the sale of simple products (mainly credit life and funeral policies) rising by 30,5% and the sale of complex (high advice) products by 98,1%.



Rm
Bancassurance production
3 000
2 400
1 800
1 200
600
0
680
757
1 155
1 556
1 661
3 164
1997
1998
1999
2000
2001
2002

Productivity in the franchise distribution channel improved significantly with new business sales increasing by 23,1% notwithstanding the number of sales producers in the franchise division being managed down from 997 at 31 December 2001 to 646 at 31 December 2002.

The strong support of "non-group brokers" (i.e. non-Standard Bank Financial Consultants) is also most pleasing.

PRODUCT INNOVATION

Liberty Personal Benefits launched its Excelsior range of products in June 2002, following extensive market research that highlighted the need for a tax-efficient investment vehicle that is flexible, cost-effective, transparent and able to meet longer term wealth creation needs. Excelsior has been extremely well received by clients and intermediaries alike and is to be a core offering in the future.

The new medical insurance product (Medical Lifestyle Plus) is considered to be the leading product of its kind. The product was launched in January 2003 and early indications are positive.

MANAGEMENT EXPENSES

The average renewal cost per policy and the acquisition cost per policy decreased by 1,6% and 1,3% respectively which substantially outperformed the actuarial expense inflation assumptions. Management action taken early in 2002 to control costs was successful and the resultant positive effect on earnings partially offset the negative effect of poor investment markets. Direct expenses increased by 7,4% while the number of individual policies in-force increased by 50 595 (2001: 1 697).

NET CASH FLOW FROM INSURANCE OPERATIONS

Net cash inflows from insurance operations increased by 53,6% to R4 501 million, reflecting the underlying operational strength and success of the customer value management (CVM) programme.

Net premium income increased by 16,2% from R14 122,2 million for 2001 to R16 415,1 million for 2002, while total claims and policy-owner benefits increased by only 6,5% from R11 191,6 million to R11 913,8 million.



Net cash flow from insurance operations and the ratio of policy-owner benefits to total premium income
5000
4000
3000
2000
1000
0
-1000
120%
70%
20%
-30%
-633
1622
3379
2931
4501
1998
1999
2000
2001
2002
Net cash flow from insurance operations
Total policy-owner benefits as a % of total premium income

VALUE OF NEW BUSINESS AND NEW BUSINESS MARGIN

The value of new business increased by 32,9% to R604,6 million. The new business margin improved to 20,3% (from 18,5%), as a result of reduced maintenance and acquisition costs per policy, increased sales of products with higher margins and the successful launch of the Excelsior range of products.

CORPORATE ACTIVITY

Corporate activity has focused on the strategic positioning of Liberty in the international market to best serve a South African client base, while at the same time consolidating our local portfolio in order to focus on our strengths.

The acquisition of Liberty Ermitage in 2000 is a prime example. This acquisition provides a cost effective conduit to international markets for clients. Liberty Ermitage's assets under management increased from US$2 152 million at 31 December 2001 to US$2 266 million at 31 December 2002, with good sales volumes and solid performance of the hedge funds having offset declines in market value. Headline earnings increased by 142% to R27,9 million, a pleasing performance especially in the light of world market conditions.

Similarly, the acquisition of Hightree Financial Services, a small boutique brokerage company based in London, was another strategic offshore investment. The acquisition not only enhances the pursuit of the group's internationalisation strategy, but also provides an avenue for the distribution of Liberty Ermitage products into the United Kingdom retail market.

On the corporate restructuring front, the decision was taken in September 2002 to close the Freestyle customer loyalty programme. The Freestyle programme was launched in February 2002. Sales and fee income were however not at the levels expected. The loss attributable to Freestyle and the remaining operations of MyLife amounted to R39,7 million in 2002 compared with a loss of R50,8 million in respect of MyLife for 2001. No further operational expenditure on these discontinued operations will be incurred.

On 23 April 2002 Liberty announced that administration of the two established Liberty Healthcare medical schemes, ProCure and ProVia, was to be transferred to Medscheme. The Group has thereby exited the highly competitive, low-margin business of being a medical scheme administrator, but has retained the client base and reinsurance arrangements. Liberty Healthcare has been restructured and repositioned comprehensively during 2002 to become a specialist health insurance company marketing and supporting the Medical Lifestyle Plus product.

The Liberty Midlands Mall development, in Chase Valley, Pietermaritzburg, is a project that will boost the group's existing portfolio of properties. The project has progressed well and is on schedule and within budget to open at the end of September 2003. Property backed products are extremely attractive in the current market environment with sales reaching R1 058 million in 2002.

STANLIB

One of the most important strategic events of Liberty's recent history is the creation of STANLIB, the merger of Standard Bank Group Limited (Stanbank) and Liberty's asset management and wealth management operations.

Highlights of the year's activities include:

- The development of the strategy for the merged entity;
- Human resource and corporate culture integration;
- Reviewing the product range and commencing with rationalisation;
- IT upgrades and a start on systems integration;
- The consolidation of five different locations into one at Melrose Arch; and
- Financial integration and systems implementations.

Normalised headline earnings (eliminating the effect of merger costs) of the STANLIB group amounted to R131,6 million for 2002 with STANLIB Asset Management contributing R49,3 million and STANLIB Wealth Management contributing R82,3 million.

STANLIB is benefiting from the Stanbank, Liberty and its own distribution channels. STANLIB Asset Management experienced a net inflow in assets under management of R2 billion and maintained its total assets under management at R128 billion despite weakening markets. STANLIB Wealth Management sales for the year reached R34 billion while net cash inflows amounted to R8 billion.

Now that the merger has been fully implemented from a human resource and corporate culture integration perspective, the necessary economies of scale have to be realised into 2003 and 2004 as IT platforms, processes and products are rationalised further. Merger and integration costs amounted to R34,1 million for 2002 and are within budget. Integration costs will continue into 2003 as systems and processes are rationalised.

EMBEDDED VALUE

The audited embedded value at 31 December 2002 amounted to R55,28 per share, 2% up on the R54,21 for 2001. The effect of the poor investment markets has been offset by the strong operational performance of life insurance operations.

DEPLOYMENT OF CAPITAL AND CAPITAL ADEQUACY

In line with its strategy to deploy capital in areas aligned with its core business and to access growth markets, Liberty disposed of certain non-core shareowner assets during the year. Investments sold included 2,5 million Gold Fields shares, 2,2 million SABMiller shares and various low yield properties.

Capital adequacy cover has become of increasing importance in the global life insurance industry. Liberty's capital adequacy multiple, which is amongst the highest in the industry, was 3,0 at the end of December 2002. This compares with 3,5 at 31 December 2001 and 3,4 at 30 June 2002 and provides a comfortable level of cover given the current uncertainty in investment markets. On the revised more stringent basis which has been proposed by the Financial Services Board, the capital adequacy cover multiple reduces to 2,9 and is expected to remain amongst the highest in the industry.

HIV/AIDS

The impact of AIDS on the life insurance operations of the group has been assessed and current experience reveals no major increase in AIDS deaths or HIV prevalence at new business testing stage. Reserves have been set aside in accordance with guidance notes issued by the Actuarial Society of South Africa.

A large number (2 486) of employees (excluding agents) participated in a group-wide, voluntary, anonymous testing initiative to assess the HIV prevalence level in the group. The results indicated a prevalence level of approximately 3%, which is lower than anticipated. Consequently the projected financial risk to the company is currently assessed as relatively low.

Many initiatives to support employees were implemented in 2002 guided by a newly appointed, full-time AIDS co-ordinator, with visible involvement of the executive team.

PROSPECTS

The Liberty Group has a cohesive management team, clearly defined strategies, a strong reputation and access to a formidable sales force. Demanding goals and targets have been set for 2003, which are expected to achieve significant further operational improvements and market share gains. Future earnings will continue to be influenced by world investment markets.



LIBERTY

DIVIDEND

A final dividend of 116 cents per share has been declared. This final dividend maintains the total dividend for the year at 278 cents. The dividend cover for 2002 on this basis is 1,4 times headline earnings on continuing operations. The level of cover is considered appropriate to distribute excess capital to shareowners while maintaining a healthy capital adequacy cover required to sustain the business in volatile investment market conditions.

Notice is hereby given that the final ordinary dividend No. 74 of 116 cents per share has been declared in respect of the year ended 31 December 2002, thus maintaining the total dividends for 2002 at the same level as for 2001.

The important dates pertaining to this dividend are:

Last day to trade *cum* dividend on the JSE and LSE	Thursday, 20 March 2003
First trading day *ex* dividend on the JSE and LSE	Monday, 24 March 2003
Record date	Friday, 28 March 2003
Payment date	Monday, 31 March 2003

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003 and Friday, 28 March 2003 both days inclusive. Payment in respect of dividends for shares listed on the London Stock Exchange will be converted from rand to sterling equivalent on Monday, 31 March 2003.

Where applicable, dividends in respect of certificated shareowners will be transferred electronically to shareowners' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareowners. Shareowners who have dematerialised their shares will have their accounts with their CSDP or broker credited on Monday, 31 March 2003.

AUDIT OPINION

The auditors, PricewaterhouseCoopers Inc., have issued their opinions on the Group financial statements and embedded value statement for the year ended 31 December 2002. A copy of the auditors' unqualified reports are available for inspection at the Company's registered office.

Derek Cooper
Chairman

Roy Andersen
Group Chief Executive

27 February 2003

TRANSFER SECRETARIES:

Computershare Investor Services Limited
(Registration number 1958/003546/06)
70 Marshall Street, Johannesburg, 2001.
PO Box 1053, Johannesburg, 2000.
Telephone +27 11 370-5000

SPONSOR:


Merrill Lynch

Global Markets & Investment Banking Group

ACCOUNTING POLICIES AND PRESENTATION

The accounting policies adopted, comply with South African Statements of Generally Accepted Accounting Practice, as well as the South African Companies Act of 1973 and the Long-term Insurance Act of 1998.

These accounting policies are consistent with those applied at 31 December 2001. The income statement reflects earnings from continuing operations separately from proforma earnings attributable to the capital reduction in the previous year in order to make comparison of results more meaningful. The proforma earnings attributable to the capital reduction for the twelve months ended 31 December 2001 represent the earnings that were attributed to shareowners' assets that were utilised to fund the capital reduction on 4 April 2001.

The results for the twelve months ended 31 December 2002 include 50% of STANLIB Limited's consolidated results. Liberty's investment in STANLIB has been equity accounted both at company level and at group level from 1 January 2002, the effective date of the implementation of the merger. The Liberty entities that now form part of STANLIB were previously consolidated.

All related party transactions are conducted at arms length. Full details will be provided in the annual report.

Summarised Group income statement

	Continuing Operations 31 December			Capital Reduction[1] 31 December		Total Operations 31 December	
	2002 Rm	2001 Rm	% Change	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Life fund operating surplus	889,1	1 319,7	(32,6%)			889,1	1 319,7
Revenue earnings attributable to shareowners' funds	347,7	250,7	38,7%		47,0	347,7	297,7
Secondary tax on companies attributable to shareowners' funds on ordinary dividends	(86,1)	(28,6)	201,0%			(86,1)	(28,6)
Preference dividend in subsidiary	(81,9)	(42,9)	90,9%			(81,9)	(42,9)
Headline earnings	1 068,8	1 498,9	(28,7%)		47,0	1 068,8	1 545,9
Goodwill amortisation	(13,6)	(15,8)	(13,9%)			(13,6)	(15,8)
Investment surpluses attributable to shareowners' funds	52,4	1 089,4	(95,2%)		12,9	52,4	1 102,3
Secondary tax on companies relating to capital reduction					(232,8)		(232,8)
Capital gains tax attributable to shareowners' investment surpluses	(8,8)	(143,0)	(93,8%)			(8,8)	(143,0)
Total earnings	1 098,8	2 429,5	(54,8%)		(172,9)	1 098,8	2 256,6
Headline return on equity	13,5%	24,9%					

Per share details

	cents	cents			cents	cents	cents
Headline earnings per share [2]							
Basic	391,5	551,0	(28,9%)		17,3	391,5	568,3
Fully diluted	389,6	537,2	(27,5%)		15,8	389,6	553,0
Total earnings per share							
Basic	402,5	893,1	(54,9%)		(63,5)	402,5	829,6
Fully diluted	400,5	849,7	(52,9%)		(58,1)	400,5	791,7
Dividends per share	278,0	278,0				278,0	278,0
Interim	162,0	128,0	26,6%			162,0	128,0
Final (2002 declared: 2001 paid)	116,0	150,0	(22,7%)			116,0	150,0
Weighted average number of shares in issue (million)	273,0	272,0	0,4%	273,0	272,0	273,0	272,0
Fully diluted weighted average number of shares (millions)	274,3	297,8	(7,9%)	274,3	297,8	274,3	297,8

(1) The proforma earnings attributable to the capital reduction for the year ended 31 December 2001 represent the earnings on shareowners' assets that were utilised to fund the capital reduction on 4 April 2001.

(2) Certain amendments to the calculation of headline earnings were introduced in Circular 07/02 issued by the South African Institute of Chartered Accountants to accommodate the changes arising from the implementation of AC133 on financial instruments. The Group will be adopting AC133 in 2003 and have accordingly excluded investment surpluses attributable to shareowners' funds, which are of a capital nature, from headline earnings.

Summarised Group balance sheet

	31 December 2002 Rm	31 December 2001 Rm
Assets		
Investments	81 369,3	84 984,1
Owner-occupied properties	625,1	633,4
Goodwill	158,2	112,9
Other intangible assets	35,6	69,9
Tangible assets	321,7	371,9
Current assets	3 750,2	3 229,2
Total assets	86 260,1	89 401,4
Capital, reserves and liabilities		
Shareowners' funds	8 588,1	8 345,8
Minority interests	1,0	1,0
Life funds	73 700,3	75 918,4
Convertible bonds	1 946,8	2 874,2
Retirement benefit obligation	143,0	135,4
Deferred tax	120,8	118,5
Current liabilities	1 760,1	2 008,1
Total capital, reserves and liabilities	86 260,1	89 401,4
Capital adequacy requirement	2 856,6	2 391,3
Capital adequacy requirement: times covered	3,0	3,5

Group embedded value and value of new business

	31 December 2002 Rm	31 December 2001 Rm	% Change
Risk discount rate	12,75%	13,75%	
Shareowners' net assets	8 588,1	8 345,8	2,9%
Net value of life business in force	5 700,4	5 111,9	11,5%
Value of life business in force	5 837,0	5 235,1	11,5%
Cost of solvency capital +	(136,6)	(123,2)	10,9%
Financial services entities fair value adjustment	838,1	1 309,7	(36,0%)
Embedded value	15 126,6	14 767,4	2,4%

+ The cost of solvency capital arises from the difference between the net after-tax expected return on shareowners' assets backing the capital adequacy requirement and the risk discount rate.

Bases and assumptions

	31 December 2002	31 December 2001
The principal bases and assumptions used are:		
(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African government stock. The investment returns used are:		
Government stock	10,8%	11,8%
Equities	12,8%	13,8%
Property	11,8%	12,8%
(ii) The risk discount rate has been set equal to the investment return on equity assets	12,8%	13,8%
(iii) Maintenance expense inflation rate	6,8%	7,9%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted was assumed. Capital Gains Tax (CGT) introduced with effect from October 2001 has been taken into account in the embedded value. At 31 December 2001 the effect of the introduction of CGT was a reduction in value of R152,7 million.

(vi) Other bases, bonus rates and assumptions:
In general, parameters reflect best estimates of future experience, consistent with the Financial Soundness Valuation basis used by the Statutory Actuary, excluding any first- or second-tier margins.
However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of financial services entities fair value adjustment:
The financial services entities fair value adjustment reflects the excess of the fair value over the value of the tangible net assets of entities as included in the shareowners' funds.

This adjustment consisted of the following:

	31 December 2002 Rm	31 December 2001 Rm
Liberty Group Properties (Proprietary) Limited	240,0	224,4
Liberty Ermitage Jersey Limited	190,4	228,8
STANLIB Limited	407,7	
STANLIB components in 2001		856,5
	838,1	1 309,7

These items were calculated as follows:

In the case of Liberty Group Properties (Proprietary) Limited and Liberty Ermitage Jersey Limited a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiaries. The multipliers used were 10 and 15 (2001: 12 and 20) respectively.

In the case of STANLIB Limited the R407,7m represents 50% of the internally generated goodwill on the sale of the Liberty entities to STANLIB. This has the effect of showing the fair value of Liberty's portion of STANLIB at the value used for purposes of the joint venture transaction effective 1 January 2002.

(viii) The amount of R488,2m shown for changes in assumptions in 2002 arises mainly from:
- the effect of the reduction of the risk discount rate partially offset by the effect of the corresponding reduction in the future investment returns;
- the corresponding reduction in the future rate of expense inflation; and
- the reduction in expenses arising from reduced costs per policy experienced in the 2002 base year.

Value of new business and new business margins

	31 December 2002 Rm	31 December 2001 Rm	% Change
Value of new business written in the year	604,6	454,8	32,9%
New single premiums	8 518,2	7 639,4	11,5%
New recurring premiums net of natural increases	2 131,4	1 700,6	25,3%
New business index net of natural increases	2 983,2	2 464,5	21,0%
Value of new business as a percentage of indexed new business (new business margin)	20,3%	18,5%	1,8%

Embedded value profits

	31 December 2002 Rm	31 December 2001 Rm
Embedded value at the end of the year	15 126,6	14 767,4
Less capital raised	(44,1)	(27,4)
Plus dividends paid	851,0	348,1
Less embedded value at the beginning of the year	(14 767,4)	(11 941,1)
Embedded value profits	1 166,1	3 147,0
Return on shareowners' net assets	14,0%	51,4%
Return on embedded value	7,9%	26,4%

Analysis of embedded value profits

	31 December 2002 Rm	31 December 2001 Rm
Investment return on shareowners' net assets and financial services entities' fair value adjustment	(311,5)	1 537,4
Expected return on value of life business	756,9	751,6
Investment experience variation on life business	(696,8)	681,3
Other experience variations	155,2	27,2
Changes in assumptions	488,2	(78,7)
Variation in tax	50,8	(152,7)
Value of new business	604,6	454,8
Allowance for current and future STC		(133,9)
Changes in modelling methodology	118,7	60,0
Embedded value profits	1 166,1	3 147,0

Net cash flows from insurance operations

	Individual business 31 December		Corporate business 31 December		Total 31 December		
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm	% Change
Total premiums	13 376,4	11 435,8	3 038,7	2 686,4	16 415,1	14 122,2	16,2%
Total single premiums	7 376,7	6 416,8	1 182,5	1 224,7	8 559,2	7 641,5	12,0%
Total recurring premiums	5 999,7	5 019,0	1 856,2	1 461,7	7 855,9	6 480,7	21,2%
Total claims and policy-owners' benefits	(9 665,6)	(8 737,2)	(2 248,2)	(2 454,4)	(11 913,8)	(11 191,6)	6,5%
Net cash inflow	3 710,8	2 698,6	790,5	232,0	4 501,3	2 930,6	53,6%

Statement of changes in Group shareowners' funds

	31 December 2002 Rm	31 December 2001 Rm
Shareowners' funds at beginning of year as previously published	8 345,8	6 152,4
Changes in accounting policies:		
Capital reduction of 1 200 cents - LDR 30 March 2001		3 260,0
Secondary tax on companies relating to capital reduction		232,8
Provision for leave pay net of deferred tax		(29,6)
Shareowners' funds restated at beginning of year	8 345,8	9 615,6
Total earnings	1 098,8	2 256,6
Ordinary dividends	(851,0)	(348,1)
2001 Interim ordinary dividend No. 71 of 128 cents - LDR 24 August 2001		(348,1)
2001 Final dividend No. 72 of 150 cents - LDR 20 March 2002	(408,6)	
2002 Interim dividend No. 73 of 162 cents - LDR 23 August 2002	(442,4)	
Capital reduction of 1 200 cents - LDR 30 March 2001		(3 260,0)
Translation difference relating to equity component of the convertible bonds	(49,6)	54,3
Subscriptions for shares	44,1	27,4
Shareowners' funds at end of year	8 588,1	8 345,8

Analysis of shareowners' funds

	Group funds invested 31 December		Group net revenue earned 31 December		Group investment surpluses/(deficits) 31 December	
	2002 Rm	2001 Rm	2002 Rm	2001 Rm	2002 Rm	2001 Rm
Charter Life (excluding life fund operating surplus)	698,2	645,1	47,5	39,5	3,6	53,0
Financial services operations	1 232,1	947,6	112,1	78,5	298,7	156,0
Listed investments	1 250,6	1 526,3	39,9	67,4	62,8	875,2
Edcon	117,4	58,1	4,7	2,3	59,3	(0,9)
Gold Fields	315,1	292,9	10,4	7,4	193,0	162,0
Metro Cash and Carry	210,7	194,7			15,7	112,3
SABMiller	585,7	934,8	23,9	55,3	(166,4)	616,4
Other	21,7	45,8	0,9	2,4	(38,8)	(14,6)
Other investments	5 407,2	5 226,8	233,7	170,9	(312,7)	18,1
Cash and preference shares	1 177,5	1 066,8	100,8	86,9	(2,1)	(2,7)
Jersey assets	2 037,6	2 993,0	151,2	150,4	(954,4)	1 171,0
Convertible bonds	(2 032,1)	(2 874,2)	(189,4)	(161,5)	980,5	(1 130,0)
Unlisted investments	338,7	379,2	41,8	12,3	(59,1)	8,3
Fixed assets and working capital	1 931,9	1 510,5				
Share of pooled portfolios	1 953,6	2 151,5	129,3	82,8	(277,6)	(28,5)
Management expenses			(57,3)	(53,6)		
Normal taxation			(28,2)	(5,0)		
Secondary tax on companies on ordinary dividends			(86,1)	(28,6)		
Total	8 588,1	8 345,8	261,6	269,1	52,4	1 102,3

Summarised Group cash flow statement

	31 December 2002 Rm	31 December 2001 Rm
Cash flows from operating activities	3 096,1	(779,9)
Cash flows from investing activities	(3 712,2)	(28,2)
Cash flows from financing activities	32,0	26,3
Net decrease in cash and cash equivalents	(584,1)	(781,8)
Cash and cash equivalents at beginning of year	912,1	1 424,3
Foreign exchange movements on cash balances	(54,5)	269,6
Cash and cash equivalents at end of year	273,5	912,1

Commitments

	31 December 2002 Rm	31 December 2001 Rm
Capital commitments	450,8	41,0
Under contracts	297,2	24,7
Authorised by the directors but not contracted	153,6	16,3
Operating lease commitments	156,4	32,2
Less than 5 years	114,7	32,2
5 to 10 years	41,7	
Total commitments	607,2	73,2

Group figures above include the Group's share of commitments of joint ventures amounting to R85,3 million. The expenditure will be financed by available bank facilities, existing cash resources and funds internally generated.



LIBERTY

6000 minds one goal | build value


EXCELSIOR INVESTMENTS
FREESTYLE
EXCELSIOR INVESTMENTS

Liberty Group Limited
(Registration number 1957/002788/06)
(Alpha code LGL)
(Issuer code LIBU)
(ISIN code ZAE000024543)
(Incorporated in the Republic of South Africa)

FEATURES

- Indexed new business up 22%
- New business up 18%
- New business margin of 18%
- Significant gains in market share
- Bancassurance new business up 81% to R1,2 billion
- Headline earnings per share down 5%
- Net cash inflow from insurance operations of R1,6 billion up 60%
- Embedded value per share up 5% to R56,68
- Dividend cover amended
- Dividend per share of 162 cents up 27%

These results and additional actuarial information are available at www.liberty.co.za.

Interim results
for the six months ended 30 June 2002

COMMENTARY ON RESULTS

Liberty Group has performed well in all aspects under its control during the six months ended 30 June 2002. The Group has grown new business in testing markets and substantial progress has been made in creating further value in the in force insurance portfolio. This good operational performance could however not escape the investment market trends experienced throughout the world which have had the effect of reducing life fund earnings.

LIFE FUND OPERATING SURPLUS

The life fund operating surplus for the half year ended 30 June 2002 of R563,0 million decreased by R30,5 million (5,1%) compared with the life fund operating surplus for the half year ended 30 June 2001 of R593,5 million. The decrease in the life fund operating surplus is directly attributable to the impact of significantly lower returns on investment portfolios. The weighted average return used for the six months to 30 June 2002 was -0,4% compared with +10,2% for the six months to 30 June 2001.

The lower life fund earnings were offset by benefits arising from better than assumed costs per policy.

HEADLINE EARNINGS

Headline earnings from continuing operations decreased by 4,7% from R694,2 million for the half year ended 30 June 2001 to R661,5 million in respect of the half year ended 30 June 2002. The decrease is mainly attributable to the effect that the weak investment markets have had on the life fund operating surplus, which reduced by 5,1%.

The current period also includes a R44,2 million Secondary Tax on Companies (STC) charge in respect of the payment of the 2001 final dividend, whereas the comparative period had no charge for STC in headline earnings as the 2000 final dividend was incorporated in the capital reduction which was paid on 4 April 2001.

NEW BUSINESS PRODUCTION

On-balance sheet new business increased in total by 18,4% from R4 824,0 million for the half year ended 30 June 2001 to R5 712,5 million for the half year ended 30 June 2002. Indexed new business increased by 21,6% from R1 378,2 million to R1 676,4 million. This level of increase is most pleasing as it reflects the efforts and commitment of the sales force and strategies deployed by the Group in recent years to maintain the medium term growth rate at 12% above inflation in our target market. New business sales have been supported by attractive new product developments and STANLIB Asset Management's (STANLIBAM's) strong track record of investment performance.

Liberty continues to gain market share. This is confirmed in recently published statistics for 2001. Liberty's market share for new recurring individual premiums increased from 15,72% for the twelve months ended 31 December 2000 to 17,86% for the same period ended 31 December 2001. Market share for new individual single premiums increased from 11,49% to 14,76% compared with all life offices during this period. Over the same period, Liberty's market share for group premiums increased from 7,50% to 8,78%.

Total Liberty Group new business from Bancassurance increased by 81,3% compared with the same period in 2001.

NET INSURANCE CASH FLOW


Total net cash inflow from insurance operations
Rm
2 500,0
2 000,0
1 500,0
1 000,0
500,0
-
1998
1999
2000
2001
2002

Net cash flow from insurance operations for the Group (net premium inflow less claims and policyholder benefits) was positive at R1 636,5 million for the half year ended 30 June 2002 compared with a positive R1 024,3 million for the same period in 2001. Net premium income increased by 11,4% from R6 781,6 million to R7 551,7 million.

Group business scheme member withdrawals and group terminations and withdrawals decreased by 40,6% and by 10,4% respectively for the six months ended 30 June 2002 compared with the same period in 2001. Liberty Personal Benefits' surrender and maturity claims increased by 8,7% for the six months ended 30 June 2002 compared with the same period in 2001. The lapse experience in Liberty Personal Benefits has improved considerably relative to the same period in 2001.

Charter Life's net cash flow increased by 21,9% from R253,1 million for the half year to 30 June 2001 to R308,6 million in the current period under review, as a result of increased single premium income.

EMBEDDED VALUE AND VALUE OF NEW BUSINESS

Embedded value increased by 4,8% from R14 767,4 million at 31 December R15 477,5 million at 30 June 2002 despite poor market performance. The i in the value of life business in force is due to higher new business volur better retention of policies. Lower than anticipated expenses also contrib the increase in embedded value. The embedded value also reflects the impa change in the dividend cover with higher STC charges being taken into acco

Embedded value per share increased by 4,6% from R54,21 at 31 December R56,68 at 30 June 2002.

The value of new business increased by 10,3% from R224,8 million for the ended 30 June 2001 to R247,9 million for the period ended 30 June 2002.

The new business margin (value of new business expressed as a percen indexed new business excluding natural increases) of 18% compares with respect of the year ended 31 December 2001. Margins on all lines of busine been sustained other than on Liberty Corporate business. Higher volu Bancassurance sales, where Standard Bank shares in the new business prof led to lower margins.

FINANCIAL SERVICES ACTIVITIES

Income from the Group's financial services activities of R80,2 million for year ended 30 June 2002 was substantially higher than the R20,3 million re for the comparative period in 2001. Lower expenditure in Electric Liber result of the repositioning of MyLife, as well as profits generated in the (shareholder treasury operations and investment trading portfolio contrib this increase.

Liberty Healthcare generated higher fees from increased membership an were well contained. Liberty Healthcare's contribution to Group headline of R6,9 million to 30 June 2002 compares with a loss of R8,6 million in re the same period in 2001.

Headline earnings of Liberty Ermitage increased threefold from R3,1 m respect of the six months ended 30 June 2001 to R9,2 million in 2002 as a r a higher asset base as well as the conversion of Sterling into Rand.

STANLIB

The implementation of the STANLIB merger of asset and wealth mana activities of Liberty and Standard Bank is progressing according to plan.

STANLIBAM's assets under management have grown by 4% or R5,7 billic R129,4 billion at 31 December 2001 to R135,1 billion at 30 June 2002. S Wealth Management generated positive cash inflows of R4,4 billion in months to 30 June 2002 compared with R3,1 billion in respect of the com period in 2001. The merger transaction has had no material impact on the h earnings of Liberty in respect of the six months ended 30 June 2002.

INVESTMENT PERFORMANCE

The managed and equity portfolios performed well on a relative basis for year ended 30 June 2002 in volatile and weak investment markets, which wa by a negative return of 16,5% on the foreign assets portfolio for the half yea 30 June 2002 as a result of the strengthened Rand and weak offshore mark weighted average return of -0,4% of these portfolios is one of the key dr the life fund operating surplus.

STANLIBAM has continued to perform exceptionally well compared with h and benchmarks. STANLIBAM ranks second out of the nine largest asset m for the 12 months ended 30 June 2002.

LIBERTY HEALTHCARE

On 23 April 2002 Liberty announced that administration of the Liberty Scheme would be transferred to Medscheme from 1 August 2002. In terms arrangement Liberty has retained the following involvement in the Liberty Scheme:

- Liberty's distribution forces will continue to market membership of the Medical Scheme.
- Liberty will continue to reinsure some of the risk of the Liberty Scheme in terms of the reinsurance contract currently in place between and the Liberty Medical Scheme.
- Liberty Healthcare will continue to provide input to product developm benefit design.

CAPITAL AND DIVIDEND COVER

Shareholders' funds increased from R8 345,8 million at 31 December 2 R9 136,1 million at 30 June 2002. The annualised headline return on e respect of continuing operations of 16,9% for the six months to 30 Jun compares with 24,9% at 31 December 2001 and is attributable to the decr the life fund operating surplus together with a higher level of capital.

The Group's level of capital adequacy cover (shareholders' capital and r divided by the capital adequacy requirement) has reduced marginally from 3, December 2001 to 3,4 at 30 June 2002. As part of the ongoing review of t of capital and the cash earnings trends of the Group, the board has reso change the dividend cover by retaining only one third of headline earni continuing operations (previously 50%).

Liberty. Lighting your way to financial prosper

Summarised group balance sheet	(unaudited) 30 June 2002 Rm	(audited) 31 December 2001 Rm
Assets		
Investments	84 871,6	84 984,1
Owner-occupied properties	663,0	633,4
Goodwill *	397,5	112,9
Intangible assets	43,9	69,9
Office furniture, computer equipment and other tangible assets	337,9	371,9
Current assets	3 474,5	3 229,2
Total assets	89 788,4	89 401,4
Capital, reserves and liabilities		
Shareholders' funds	9 136,1	8 345,8
Minority interests	1,0	1,0
Life funds	75 521,4	75 918,4
Convertible bonds	2 432,6	2 874,2
Retirement benefit obligation	138,8	135,4
Deferred tax	169,8	118,5
Current liabilities	2 388,7	2 008,1
Total capital, reserves and liabilities	89 788,4	89 401,4

**The increase in goodwill results from the implementation of the STANLIB merger and now includes goodwill in respect of Liberty's acquisition of 50% of the former Standard Bank entities.*

Returns on equity (ROE) and embedded value (ROEV)	(unaudited) Annualised 30 June 2002	(audited) 31 December 2001
Headline return on equity	14,9%	24,9%
Total return on equity	31,6%	40,4%
Return on embedded value	15,4%	26,4%

Net cash flows from insurance operations	Individual business (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Corporate business (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Total (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	% Change
Total premiums	5 967,7	5 131,7	1 584,0	1 649,9	7 551,7	6 781,6	11,4%
Single	3 550,6	2 800,7	654,4	892,2	4 205,0	3 692,9	13,9%
Recurring	2 417,1	2 331,0	929,6	757,7	3 346,7	3 088,7	8,4%
Total claims	(4 715,2)	(4 338,2)	(1 200,0)	(1 420,1)	(5 915,2)	(5 757,3)	2,7%
Net cash inflow	1 252,5	793,5	384,0	229,8	1 636,5	1 024,3	59,8%

Statement of changes in shareholders' funds	(unaudited) 30 June 2002 Rm	(unaudited) 30 June 2001 Rm
Shareholders' funds as previously published		6 152,4
Changes in accounting policies		
Capital reduction of 1 200 cents - LDR 30 March 2001		3 260,0
Secondary Tax on Companies relating to capital reduction		232,8
Provision for leave pay net of deferred tax		(29,6)
Shareholders' funds restated at the beginning of period	8 345,8	9 615,6
Total earnings	1 199,3	1 028,7
Final 2001 ordinary dividend No.72 of 150 cents - LDR 20 March 2002	(408,6)	
Capital reduction of 1 200 cents - LDR 30 March 2001		(3 260,0)
Translation difference relating to the equity component of convertible bonds	(23,7)	3,2
Subscriptions for shares	23,3	9,4
Shareholders' funds at end of period	9 136,1	7 396,9

Summarised group income statement	Continuing Operations (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	% Change	Capital Reduction* (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Total Operations (unaudited) Six months ended 30 June 2002 Rm	2001 Rm
Life fund operating surplus	563,0	593,5	(5,1%)			563,0	593,5
Revenue earnings attributable to shareholders' funds	170,7	120,5	41,7%		47,0	170,7	167,5
Secondary tax on companies relating to ordinary dividends	(44,2)					(44,2)	
Preference dividend in subsidiary company	(28,0)	(19,8)	41,4%			(28,0)	(19,8)
Headline earnings	661,5	694,2	(4,7%)		47,0	661,5	741,2
Goodwill amortisation	(23,4)	(7,7)	203,9%			(23,4)	(7,7)
Investment surpluses attributable to shareholders' funds	617,2	515,1	19,8%		12,9	617,2	528,0
Secondary tax on companies relating to capital reduction					(232,8)		(232,8)
Capital Gains Tax on shareholders' investments	(56,0)					(56,0)	
Total earnings	1 199,3	1 201,6	(0,2%)		(172,9)	1 199,3	1 028,7

Per share details							
Headline earnings per share (cents)							
Basic	242,5	255,7	(5,2%)		17,3	242,5	273,0
Fully diluted	241,2	248,2	(2,8%)		15,8	241,2	264,0
Total earnings per share (cents)							
Basic	439,7	442,2	(0,6%)		(63,6)	439,7	378,6
Fully diluted	422,8	418,3	1,1%		(58,0)	422,8	360,3
Weighted average number of shares in issue (millions)	272,8	271,8	0,3%		271,8	272,8	271,8
Number of ordinary shares in issue (millions)	273,1	271,9	0,4%		271,9	273,1	271,9
Fully diluted weighted average number of shares in issue (millions)	298,6	298,1	0,2%		298,1	298,6	298,1

**The proforma earnings attributable to the capital reduction for the six months ended 30 June 2001 represent the earnings on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001.*

Analysis of shareholders' funds	Group funds invested at (unaudited) 30 June 2002 Rm	(audited) 31 Dec 2001 Rm	Group net revenue earned (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Group investment surpluses/(deficits) (unaudited) Six months ended 30 June 2002 Rm	2001 Rm
Charter Life (excluding life fund operating surplus)	680,2	645,1	17,1	14,0	14,4	37,9
Financial services activities	879,2	947,6	80,2	20,3	367,8	12,0
Listed investments	1 459,8	1 526,3	24,9	56,0	387,0	431,9
Edcon	81,5	58,1	1,9	1,5	23,3	7,3
GoldFields	320,1	292,9	4,6	5,4	356,6	53,7
Metro Cash and Carry	221,7	194,7			26,6	54,3
SABMiller	767,2	934,8	17,9	47,0	15,2	320,8
Other	69,3	45,8	0,5	2,1	(34,7)	(4,2)
Other investments	6 116,9	5 226,8	85,6	120,0	(152,0)	46,2
Cash and cash equivalents	995,9	1 066,8	54,1	65,0	1,8	(2,8)
Cash and cash equivalents - Jersey assets	2 574,6	2 993,0	81,7	75,4	(501,7)	120,2
Convertible bonds	(2 432,6)	(2 874,2)	(100,0)	(76,0)	468,0	(119,8)
Fixed assets and working capital	1 120,4	1 110,3				
Pooled portfolios and unlisted investments	3 858,6	2 930,9	49,8	55,6	(120,1)	48,6
Management expenses			(25,9)	(23,3)		
Taxation			(55,4)	(19,5)		
Total	9 136,1	8 345,8	126,5	167,5	617,2	528,0

Group embedded value and value of new business	(unaudited) 30 June 2002 Rm	(audited) 31 December 2001 Rm
Risk discount rate	14,50%	13,75%
Shareholders' funds	9 136,1	8 345,8
Net value of life business in force	5 506,2	5 111,9
Value of life business in force	5 636,7	5 235,1
Cost of solvency capital †	(130,5)	(123,2)
Financial services subsidiaries fair value adjustment	835,2	1 309,7
Embedded value	15 477,5	14 767,4
Embedded value per share (Rand)	R56,68	R54,21

	Six Months ended 30 June 2002 Rm	2001 Rm
Total value of new business	247,9	224,8

† The cost of solvency capital arises from the difference between the net after-tax expected return on shareholders' assets backing the capital adequacy requirement and the risk discount rate.

The principal bases and assumptions used are:	30 June 2002	31 D
Government stocks	12,50%	
Equity return	14,50%	
Property return	13,50%	
Risk discount rate	14,50%	
Maintenance expense inflation rate	8,67%	

Analysis of new business sales	Single premiums (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Recurring premiums (unaudited) Six months ended 30 June 2002 Rm	2001 Rm	Total premiums (unaudited) Six months ended 30 June 2002 Rm	2001 Rm
Personal Benefits	3 804,7	2 936,6	1 044,9	829,0	4 849,6	3 765,6
Corporate Benefits	679,9	892,0	183,0	166,4	862,9	1 058,4
Total	4 484,6	3 828,6	1 227,9	995,4	5 712,5	4 824,0
Change	17,1%		23,4%		18,4%	
Index					1 676,4	1 378,2

Commitments	(unaudited) 30 June 2002 Rm	31 D
Capital Commitments	317,3	
Under contracts	46,4	
Authorised by the directors but not contracted	270,9	
Operating lease commitments - 1 to 5 years	69,9	
Total commitments	387,2	

Summarised group cash flow statement	(unaudited) Six months ended 30 June 2002 Rm
Cash flow from operating activities	1 651,0
Net (acquisition)/disposal of investments	(1 395,3)
Cash flow from financing activities	22,4
Net increase/(decrease) in cash and cash equivalents	278,1
Cash and cash equivalents at beginning of period	912,1
Cash balances of subsidiaries sold	(389,8)
Foreign exchange movements on cash balances	(13,7)
Cash and cash equivalents at end of period	786,7

DIVIDEND

Notice is hereby given that interim ordinary dividend No. 73 of 162 cents per share has been declared in respect of the year ending 31 December 2002. This represents an increase of 27% over the interim dividend for 2001 of 128 cents per share.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE and LSE	Friday, 23 August 2002
First trading day ex dividend on the JSE and LSE	Monday, 26 August 2002
Record date*	Friday, 30 August 2002
Payment date	Monday, 2 September 2002

Share certificates may not be dematerialised or rematerialised between Monday, 26 August 2002 and Friday, 30 August 2002, both days inclusive. Payment in respect of dividends issued by the United Kingdom transfer secretaries will be converted from Rand to the Sterling equivalent on Monday, 2 September 2002.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders.

Shareholders who have dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on Monday, 2 September 2002.

PROSPECTS

Profitable new business growth, market share improvements and operating efficiencies will continue to be the focus of attention during the remainder of the year.

The life fund operating surplus has been negatively impacted by weak investment markets. Since the half year end markets have continued to weaken and this will have a negative impact on earnings should these conditions prevail to the end of the year.

Derek Cooper
Chairman
6 August 2002

Roy Andersen
Group Chief Executive


LIBERTY

RELATED PARTY TRANSACTIONS

Holding company
Liberty Group Limited's immediate holding company is Liberty Holdings Limited, which in turn is controlled by Standard Bank Group Limited (Stanbank), the company's ultimate holding company. Liberty provides certain administrative and secretarial services to Liberty Holdings Limited for which it is reimbursed at cost.

Banking arrangements
The Group makes use of banking facilities provided by The Standard Bank of South Africa Limited (Standard Bank). At 30 June 2002 substantially all of the cash and cash equivalents amounting to R771,6 million (31 December 2001: R485,2 million) were held with Standard Bank. In addition, term deposits and other money market securities with Standard Bank amounted to R234,0 million at 30 June 2002 (31 December 2001: R257,4 million). These deposits were made in the normal course of business at prevailing market rates.

Asset Management
The Group makes use of asset management facilities provided by STANLIB Limited (A joint venture between Liberty and Stanbank). At 30 June 2002 R54,8 billion of life fund assets were held with STANLIB. The asset management fee for the six months to 30 June 2002 amounted to R51,1 million.

Insurance policies
Inter-group insurance policies amounting to R1 114,4 million (2001: R1 004,0 million) have been eliminated on consolidation. No premium income was received in this regard in respect of the six months ended 30 June 2002 (2001: Rnil).

Liberty Ermitage fee income
During the period Liberty Ermitage earned administration and management fee income of R0,9 million (30 June 2001: Rnil) from the Standard Liberty Distressed Securities Fund. The Standard Bank group has provided seed capital for this fund.

ACCOUNTING POLICIES AND PRESENTATION

The accounting policies adopted, comply with South African Statements of Generally Accepted Accounting Practice, as well as the South African Companies Act of 1973 and the Long-term Insurance Act of 1998.

These accounting policies are consistent with those applied at 31 December 2001, except for the determination of the life fund operating surplus and capital adequacy requirement, which reflect the Statutory Actuary's best estimate for interim reporting purposes. A full actuarial valuation is not performed at the half year.

The income statement reflects earnings from continuing operations separately from proforma earnings attributable to the capital reduction in order to make comparison of results more meaningful. The proforma earnings attributable to the capital reduction for the six months ended 30 June 2001 represent the earnings that were attributed to shareholders' assets that were utilised to fund the capital reduction on 4 April 2001.

The results for the six months to 30 June 2002 include 50% of ST Limited's consolidated results. Liberty's investment in STANLIB ha equity accounted both at company level and at Group level fro implementation date of the merger. The Liberty entities that now form STANLIB were previously consolidated.

TRANSFER SECRETARIES:

South Africa	United Kingdom
Computershare Investor Services Limited	Capita IRG plc,
(Registration number 1958/003546/06)	Bourne House,
11 Diagonal Street, Johannesburg, 2001.	34 Beckenham Road, Becke
PO Box 1053, Johannesburg, 2000.	Kent BR34TU.
Telephone +27 11 370-5000	Telephone +44 208 639-20

SPONSOR:


Merrill Lynch

Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Ltd
Registration number 1995/001805/07
Registered Sponsor and Member of the JSE Securities Exchange South Africa



LIBERTY



6000 minds one goal | build value!

Audited preliminary results

for the year ended 31 December 2001

Liberty Group Limited
(Registration number 1957/002788/06)
(Share code LGL ISIN ZAE000024543)
(Incorporated in the Republic of South Africa)

Highlights

- Embedded value per share of R54,21 **up 23%**
- Headline return on equity on continuing operations **25%**
- Headline earnings per share on continuing operations **up 14%** to 551,0 cents
- Final dividend of R1,50 per share on continuing operations **up 15%**
- Value of new business **up 16%**
- Indexed new business premiums **up 11%**
- Recurring new business premiums **up 17%**
- Total assets under management **up 22%** to R139 billion

Introduction

The Group has built on the groundwork of 1999 and 2000 by anticipating market trends, adapting to the challenges at hand and by adhering to its vision, cultural strengths and strategic plan. Liberty Group Limited's (Liberty) overall results for 2001 are gratifying in the light of the year's challenging environment. The willingness of Liberty's people to align their thoughts and work with the clearly defined strategies of the Group is encouraging. This is one of the compelling reasons why the Group has redefined and enhanced its financial branding under the positioning statement of **6 000 minds, one goal, build value!**

As a result of the previous years' distributions to shareholders and reduction of capital, together with the strong performance for 2001, headline return on equity on continuing operations has increased to 25%, return on embedded value improved to 26% and embedded value per share has risen 23% to R54,21.

Headline return on equity


25%
20%
15%
10%
5%
0%
13%
13%
11%
16%
25%
Dec 1997
Dec 1998
Dec 1999
Pre unbundling
Dec 2000
Pre capital reduction
Dec 2001
After capital reduction

Results of operations

Earnings

The life fund operating surplus contributed 84,3% to headline earnings, with contributions from financial services operations of 4,4%, income from listed investments of 3,5% and income on other investments of 7,8% after allocating shareholders' management expenses and taxation. These contributions reflect the continued strong performance of the life fund, the sale of certain South African Breweries (SAB) shares (with a resultant reduction in dividend income) and the impact of losses incurred by Electric Liberty and Liberty Healthcare on financial services operations.

Headline earnings from continuing operations increased by 14,0% from R1 314,3 million to R1 498,9 million. On a per-share basis, headline earnings from continuing operations reflect an increase of 13,6% from 485,2 cents to 551,0 cents. Total earnings on continuing operations increased by R1 851,5 million from R578,0 million to R2 429,5 million.

Investment performance

The upturn in the JSE Securities Exchange during the last quarter, coupled with Liberty Asset Management's (Libam) award-winning investment performance, bolstered results. The total return on the JSE All-Share Index was 29,1% in 2001, a strong turnaround from the –0,1% achieved in 2000. The life fund equity portfolio returned 24,7% (2000: 5,2%), the bond portfolio yielded 18,2% and the international assets portfolio returned 47,7%.

Eleven of the fourteen Liberty Unit Trust portfolios achieved first- or second-quartile performance for the year and were awarded Raging Bull Awards in January 2002. The sustained excellent investment performance earned Libam the prestigious Raging Bull Plexus Award for Best Asset Management (on behalf of Liberty Unit Trusts) over the last three years (1999, 2000 and 2001).

Most of the Liberty Ermitage funds reflect investment returns of more than 40% in rand terms and have significantly outperformed their benchmarks and entrenched the intrinsic value of these hedge funds in volatile markets.

Financial services operations

The performance of the financial services operations is summarised in the following table:

	Group funds invested		Group net revenue earned		Group investment surpluses/(deficits)	
	2001 Rm	2000 Rm	2001 Rm	2000 Rm	2001 Rm	2000 Rm
Astute Financial Services Exchange	–		(2)		(1)	
Liberty Asset Management	348	293	71	69	5	3
Liberty Collective Investments	90	69	26	16	5	(1)
Liberty Ermitage Jersey	428	257	12	1	147	(2)
Liberty Group Properties	24	5	18	12	–	–
Liberty Healthcare	(5)	25	(13)	(3)	–	–
Liberty Specialised Investments	29	12	18	10	–	–
Lodestone Investments	9		(1)		–	
Electric Liberty	4	14	(51)	(25)	–	–
Oracle Employee Benefits	–	(2)	1	1	–	–
Simeka Financial Services	1		–		–	
Total	948	673	79	81	156	–

The Liberty Ermitage Group contributed R11,5 million to headline earnings for the year (2000: R1,4 million) due to solid operational offshore earnings enhanced by the conversion from pound sterling to rand. Investment surpluses on invested shareholders' funds not included in headline earnings amounted to R146,5 million for the year, compared with a deficit of R2,4 million for 2000.

Electric Liberty's operating loss increased from R25,5 million to R50,8 million, including an amortisation and an asset impairment charge of R20,8 million. As previously announced, Electric Liberty has been restructured to focus on the Group's web development and MyLife's leads generating engine is now integrated into the liberty.co.za site. Operating costs are now contained to R1 million per month.

Liberty Healthcare incurred a loss of R12,7 million, compared with a loss of R2,6 million for 2000. The principal membership base increased by 73,3% (18 870 at 31 December 2000 to 32 704 at 31 December 2001) and has increased further since year end to 36 343, virtually doubling the membership base since 31 December 2000.

Life fund operating surplus

The life fund operating surplus increased by 14,5% from R1 152,5 million to R1 319,7 million. The positive effect that the better-than-expected investment returns had on the life fund operating surplus (due to shareholders' sharing in 10% of policyholders' capital bonuses on certain classes of business) was offset by marginally higher expenses than assumed in the actuarial valuation, as well as lower mortality profits in 2001 from Corporate Benefits compared to the exceptional level achieved in 2000.

New business production

Analysis of insurance new business for the Group:

	Recurring premiums		Single premiums		Total premiums		
	2001 Rm	2000 Rm	2001 Rm	2000 Rm	2001 Rm	2000 Rm	Chang
Individual business	1 834	1 578	6 415	5 590	8 249	7 168	1
Corporate business	346	292	1 224	2 166	1 570	2 458	(3
Total new business	2 180	1 870	7 639	7 756	9 819	9 626	
Change	17%		(2)%				
New business index					2 944	2 646	1

Total new bancassurance premiums of R1 661,4 million included in total new business premiur above reflects an increase of 6,8% on the R1 556,0 million achieved in 2000.

New business by distribution channel – 2001


Bancassurance
17%
Agency
33%
Franchise
7%
Broker
43%

Sales of non-insurance products showed a significant increase with Liberty Specialis Investments' new business up by 88,1% and Liberty Unit Trusts' new business up by 60,6%.

Market share

The compound annual growth rate from 1998 to 2001 of Liberty's market share of ne individual recurring-premium business was 13,3% and for total corporate new business it w 23,4%.

LOA* Market share statistics
Liberty's share of individual business all offices


20%
15%
10%
5%
0%
Recurring Individual
Single Individual
Jun 1999
Jun 2000
Jun 2001

Life Offices' Association of South Africa

Shareholders' funds

Shareholders' funds increased by R2 193,4 million from the proforma R6 152,4 million after capi reduction and leave pay restatements to R8 345,8 million. This 35,6% increase is largely due investment surpluses attributable to shareholders' funds of R1 102,3 million compared wi investment deficits of R782,1 million for 2000.

The holding of listed investments was reduced from R2 446,3 million to R1 526,3 million followi the sale of 25,8 million SAB shares, the proceeds of which were used partly to fund the capi reduction. The market value of SAB shares held at year-end of R934,8 million was R1 173,9 milli less than at 31 December 2000. Of the number of shares held at the end of 2000, 68,5% was sc during 2001. The remaining investment in SAB now represents 11,2% of shareholder fun compared with the 34,4% proforma after capital reduction at 31 December 2000.

The value of the Liblife International B.V. convertible bond liability increased by 57,3% fro R1 827,3 million to R2 874,2 million due to the rand's depreciation. This, however, was matched foreign currency offshore deposits, which translate to R2 993,0 million.

The income statement includes a capital gains tax (CGT) charge of R143 million on gains on lis shareholders' investments.

Value of new business

The total value of new business for the year of R454,8 million, after deducting the amount attributal to the Stanbic joint venture and including an allowance for CGT for the first time, is 16,4% higher th the R390,6 million calculated for 2000.

The new business margin for 2001 of 18,5% improved against the margin at 31 December 2000 17,6%, notwithstanding the absorption of the effect of CGT in the current year.

Embedded value

The total embedded value of R14 767,4 million at year-end has risen by 23,7% on the value R11 941,1 million at the end of 2000. This gain amounts to an increase in embedded value per sha of 23,3%, from R43,95 to R54,21 per share. Shareholders' funds increased substantially and the € value adjustment made to financial services subsidiaries increased by 31,5% fro R996,3 million to R1 309,7 million, reflecting increases in their respective headline earnings. Ti value of in-force business calculated at year-end increased by 6,0% from R4 822,0 million R5 111,9 million. The impact of CGT since implementation on 1 October 2001 on embedded val is R152,7 million.

Positive net insurance cash flow

Net cash flow from insurance operations for the Group (net premium inflow less claims and policyholder benefits) was positive at R2 930,6 million compared with R3 378,5 million for 2000.



Net cash flow from insurance operations
Rm
4000
3000
2000
1000
0
-1000
101
(637)
1 622
3 378
2 930
1997
1998
1999
2000
2001

Claims and policyholders' benefits increased by 10% from R10 188,8 million to R11 191,6 million. Total net premium income increased by 4% from R13 567,3 million to R14 122,2 million.

Capital adequacy cover multiple

The capital adequacy requirement for the Group increased from R1 693,2 million to R2 391,3 million. The Group's capital adequacy multiple decreased slightly from 3,6 times (after adjusting for the capital reduction) to 3,5 times.

Formation of STANLIB Limited

On 26 February 2002, after several months of analysis and consideration, Standard Bank Investment Corporation Limited (Stanbic) and Liberty announced the intended formation of STANLIB Limited (STANLIB).

Stanbic and Liberty, subject to the official approvals required under the Competition Act, 1998, are to form a 50:50 wealth management holding company, STANLIB. The new wealth management group will consist of the combined and highly complementary domestic and African asset management, unit trust, linked product and investment marketing businesses of Stanbic and Liberty.

The new venture, to be rolled out in the first half of 2002, will offer several benefits by:

- providing access to the combined comprehensive financial products distribution network of Standard Bank and Liberty;
- drawing on the powerful brand names and proven financial services expertise of two of South Africa's leading corporations;
- harnessing the actuarial, banking and asset management expertise of both parties to innovate appropriate new products to meet changing market needs;
- further developing the marketing advantage of Liberty's strong relative investment performance; and
- pooling and leveraging the business development and technical investment skills of the two parties to unleash a far more powerful synergy to benefit a growing customer base.

Key to the venture, Stanbic will pay Liberty R134 million to equalise the relative contributions of net assets to the new business entity. Before implementing the transaction, Liberty will receive a distribution from Libam of R323 million. This amount represents the assets of Libam excluded from the transaction.

STANLIB is destined to become a formidable trendsetter in the South African financial services market. It will have one of the country's leading distribution networks. Its combined funds under management will have a value of about R135 billion and a further R13 billion in funds will be under administration. Funds of this magnitude create favourable economies of scale. The unit trust business will be the largest in South Africa in terms of gross sales. In addition, client overlap between investment portfolios is limited. Major new growth is expected from STANLIB which will benefit both Stanbic and Liberty in the ensuing decade.

The existing bancassurance contract is also to be extended to 2012 and its terms revised. In addition, Liberty will sign an agreement with Stanbic through which Liberty will manage Standard Bank Financial Consultancy (Stanfin), Standard Bank's established network of consultants and intermediaries.

Prospects

Key goals for 2002 have been set for further business growth and improvement. The life fund operating surplus, however, remains dependent on the performance of local and international equity and bond markets.

Dividend

Notice is hereby given that final ordinary dividend No. 72 of 150,0 cents per share has been declared in respect of the year ended 31 December 2001. This represents an increase of 15% on the notional final dividend (on continuing operations) declared in 2000. The 2000 notional final dividend of 150,0 cents per share comprised 130,8 cents relating to continuing operations and 19,2 cents relating to earnings attributable to the capital reduction. A dividend cover of 2 times on headline earnings per share on continuing operations has been maintained.

The important dates pertaining to this dividend are:

Last day to trade cum dividend on the JSE and LSE	Wednesday, 20 March 2002
First trading day ex dividend on the LSE	Thursday, 21 March 2002
First trading day ex dividend on the JSE	Friday, 22 March 2002
Record date	Thursday, 28 March 2002
Payment date	Tuesday, 2 April 2002

Share certificates may not be dematerialised or rematerialised between Thursday, 14 March 2002 and Thursday, 28 March 2002, both days inclusive. Payment in respect of dividends issued by the United Kingdom transfer secretaries will be converted from rand to the sterling equivalent on Tuesday, 2 April 2002.

Where applicable, dividends in respect of certificated shareholders will be transferred electronically to shareholders' bank accounts on or about payment date. In the absence of specific mandates, dividend cheques will be posted to shareholders. Shareholders who have dematerialised their share certificates will have their bank accounts, which are linked to their CSDP or broker's safe custody accounts, credited on Tuesday, 2 April 2002.

Derek Cooper
Chairman

Roy Andersen
Group Chief Executive

5 March 2002

Summarised group balance sheet

	31 December 2001 Rm	2000 Rm
Assets		
Investments	85 617	71 564
Goodwill	113	(12)
Intangible assets	70	58
Office furniture, computer equipment and other tangible assets	372	210
Deferred tax	–	63
Current assets	3 229	3 948
Total assets	89 401	75 966
Capital, reserves and liabilities		
Shareholders' funds	8 346	9 616*
Minority interests	4	1
Life funds	75 918	62 128
Convertible bonds	2 874	1 827
Retirement benefit obligation	125	114
Deferred tax	119	–
Current liabilities	2 008	2 270
Total capital, reserves and liabilities	89 401	75 966
Total assets under management	139 014	113 695
Capital adequacy requirement	2 391	1 693
Capital adequacy multiple (times covered)	3,5	5,7**

*Pre capital reduction of R3 493 million paid on 4 April 2001. **Proforma multiple after adjusting for capital reduction was 3,6.

Summarised group income statement

	Continuing operations 2001 Rm	2000 Rm	% Change	Capital reduction* 2001 Rm	2000 Rm	Total operations 2001 Rm	2000 Rm
Life fund operating surplus	1 320	1 153	14			1 320	1 153
Revenue earnings attributable to shareholders' funds	222	202	10	47	196	269	398
Preference dividend in subsidiary company	(43)	(40)	7			(43)	(40)
Headline earnings	1 499	1 315	14	47	196	1 546	1 511
Goodwill amortisation	(16)	(7)	143			(16)	(7)
Investment surpluses/(deficits) attributable to shareholders' funds	1 089	(730)	249	13	(52)	1 102	(782)
Capital gains tax attributable to shareholders' investment surpluses/(deficits)	(143)					(143)	
Secondary tax on companies relating to capital reduction				(233)		(233)	
Total earnings	2 429	578	320	(173)	144	2 256	722
Per share details							
Headline earnings per share							
Basic (cents)	551,0	485,3	14	17,3	72,6	568,3	557,8
Fully diluted (cents)	539,7	478,3	13	15,9	67,5	555,6	545,8
Total earnings per share							
Basic (cents)	892,1	212,4	319	(63,5)	53,3	829,6	266,7
Fully diluted (cents)	853,6	225,4	279	(58,3)	49,6	795,3	275,0
Dividends per share							
Interim (cents)	128,0	112,0	14		21,0	128,0	133,0
Final-2000 notional (cents)	150,0	130,8	15		19,2	150,0	150,0
Weighted average number of ordinary shares in issue (millions)	272,0	270,9		272,0	270,9	272,0	270,9
Number of ordinary shares in issue (millions)	272,4	271,7		272,4	271,7	272,4	271,7
Fully diluted weighted average number of ordinary shares in issue (millions)	296,4	291,2	2	296,4	291,2	296,4	291,2

* The proforma earnings attributable to the capital reduction for the year ended 31 December 2000 represent the earnings (for twelve months) on shareholders' assets that were utilised to fund the capital reduction on 4 April 2001. The proforma earnings shown for the year ended 31 December 2001 represent the earnings (for three months) determined as outlined above up to 4 April 2001.

Statement of changes in shareholders' funds

	31 December 2001 Rm	2000 Rm
Shareholders' funds at beginning of year as previously published	6 152	9 172
Changes in accounting policies		
Capital reduction of 1 200 cents – LDR 30 March 2001	3 260	
Secondary tax on companies relating to the capital reduction	233	
1999 final dividend No. 68 of 140 cents – LDR 31 March 2000		378
Secondary tax on companies relating to the 1999 final dividend		35
Provision for leave pay net of deferred tax	(29)	(32)
Shareholders' funds restated at beginning of year	9 616	9 553
Total earnings (2000 restated for changes in accounting policies)	2 257	722
Total earnings as previously published		521
Changes in accounting policies		
Secondary tax on companies relating to capital reduction		233
Secondary tax on companies relating to the 1999 final dividend		(35)
Provision for leave pay net of deferred tax		3
Ordinary dividends	(348)	(738)
1999 final dividend No. 68 of 140 cents – LDR 31 March 2000		(378)
2000 interim dividend No. 69 of 133 cents – LDR 1 September 2000		(360)
2001 interim dividend No. 71 of 128 cents – LDR 24 August 2001	(348)	
Capital reduction of 1 200 cents – LDR 30 March 2001	(3 260)	
Exchange difference relating to equity component of the convertible bonds	54	19
Subscriptions for shares	27	60
Shareholders' funds at end of year	8 346	9 616*

*Pre capital reduction of R3 493 million paid on 4 April 2001.

Summarised group cash flow statement

	31 December 2001 Rm	2000 Rm
Cash flow from operating activities	(873)	3 902
Net purchase of investments	(25)	(3 350)
Cash flow from financing activities	116	126
Net (decrease)/increase in cash and cash equivalents	(782)	678
Cash and cash equivalents at beginning of year	1 424	734
Cash balances of subsidiary acquired		10
Foreign exchange movements on cash balances	270	2
Cash and cash equivalents at end of year	912	1 424

Commitments

	31 December 2001 Rm	2000 Rm
Capital commitments	41	127
Under contracts	25	101
Authorised by the directors but not contracted	16	26
Operating lease commitments	32	9
Total	73	136

Group embedded value and value of new business

	31 December 2001 Rm	2000 Rm	% Change
Risk discount rate	13,75%	15,00%	
Shareholders' net assets	8 346	9 616*	
Capital reduction including secondary tax on companies		(3 493)	
Shareholders' net assets after capital reduction	8 346	6 123	36
Net value of life business in force	5 112	4 822	6
Value of life business in force	5 235	4 832	
Cost of solvency capital	(123)	(10)	
Financial services subsidiaries at fair value	1 310	996	32
Embedded value	14 768	11 941	24
Embedded value per share	R54,21	R43,95	23

* Pre capital reduction of R3 493 million paid on 4 April 2001.

Value of new business and new business margins

	31 December 2001 Rm	2000 Rm	% Change
Value of new business written during the year	455	391	16
New single premiums	7 639	7 756	(2)
New recurring premiums net of natural increases	1 700	1 441	18
Indexed new business premiums net of natural increases	2 465	2 217	11
Value of new business as a percentage of indexed new business	18,5%	17,6%	

Embedded value profits

	31 December 2001 Rm	2000 Rm
Embedded value at end of year	14 768	11 941
Less (capital raised)/plus capital reduction	(28)	3 200
Plus dividends declared	348	739
Less embedded value at beginning of year	(11 941)	(14 274)
Embedded value profits	3 147	1 606
Return on shareholders' net assets	51,4%	16,8%
Return on embedded value	26,4%	11,3%

Analysis of embedded value profits

	31 December 2001 Rm	2000 Rm
Investment return on shareholders' net assets	1 224	(377)
Expected return on value of life business	752	771
Investment experience variations on life business	681	(76)
Other experience variations	27	46
Changes in assumptions	(79)	144
Variation in tax	(152)	127
Value of new business	455	391
Allowance for current and future secondary tax on companies	(134)	(151)
Change in modelling methodology	60	(33)
Net financial services subsidiaries fair value adjustment	313	764
Embedded value profits	3 147	1 606

Bases and assumptions

The principal bases and assumptions used are:	31 December 2001	2000
(i) Future investment returns on the major classes were set with reference to the market yield on medium-term South African Government stock. The investment returns per annum used are:		
Government stock return	11,75%	13,00%
Equities	13,75%	15,00%
Property	12,75%	14,00%
(ii) The risk discount rate has been set equal to the investment return on equity assets	13,75%	15,00%
(iii) Maintenance expense inflation rate	7,90%	9,05%

(iv) The expected return on value of life business is obtained by applying the previous year's discount rate to the value of life business in force at the beginning of the year and the current year's discount rate for half a year to the value of new business.

(v) Tax has been allowed for on the Four Fund Tax basis with tax rates of 30%. Full tax relief on expenses to the extent permitted has been assumed. CGT, introduced with effect from 1 October 2001, has been taken into account in the embedded value at 31 December 2001. The effect of the introduction of CGT was a reduction in value of R153 million which has been shown in variation in tax in the analysis of embedded value profits.

(vi) Other bases, bonus rates and assumptions:
In general, parameters reflect best estimates of future experience, consistent with the Financial Soundness Valuation basis used by the Statutory Actuary, excluding any first- or second-tier margins. However, in contrast to the valuation basis assumption, the embedded value does make allowance for automatic premium and benefit increases.

(vii) Basis of calculation of financial services subsidiaries fair value adjustment:
In general, to obtain the fair value in excess of the tangible net assets, a price earnings ratio multiplier was applied to the net after tax recurring earnings of the subsidiary derived from normal trading operations. In the case of Liberty Asset Management, Liberty Specialised Investments and Liberty Collective Investments, the fair value attributed to the companies as part of the creation of STANLIB has been used at 31 December 2001.

Net cash flow from insurance operations

	Individual business 2001 Rm	2000 Rm	Corporate business 2001 Rm	2000 Rm	Total 2001 Rm	2000 Rm	% Change
Total premium income	11 299	9 994	2 823	3 573	14 122	13 567	4
Single premiums	6 417	5 623	1 225	2 167	7 642	7 790	(2)
Recurring premiums	4 882	4 371	1 598	1 406	6 480	5 777	12
Total claims and policyholders' benefits	(8 634)	(7 409)	(2 558)	(2 780)	(11 192)	(10 189)	10
Net premium/(benefit) cash flow	2 665	2 585	265	793	2 930	3 378	(13)

Accounting policies and presentation

The accounting policies adopted by the Company and the Group comply, in all material respects, with South African Statements of Generally Accepted Accounting Practice as well as the South African Companies Act, 1973, and the Long-term Insurance Act 1998. The consolidated financial statements are prepared on the historical-cost basis, modified by the revaluation of investment properties, owner-occupied properties and financial instruments to fair value.

These accounting policies are consistent with those applied at 31 December 2000 except for:

- the adoption of the new accounting statement on Events After The Balance Sheet Date (AC 107). In terms of this statement dividends proposed or declared after the balance sheet date and related secondary tax on companies are not recognised as a liability at the balance sheet date. This change in the recognition of liabilities relating to dividends has been applied retrospectively and comparative figures as well as opening retained earnings in respect of 2000 have been restated. The capital reduction which was paid on 4 April 2001 has also been accounted for as a first half 2001 transaction in accordance with the new accounting statement;
- the adoption of the revised accounting statement on Employee Benefits (AC 116) in terms of which leave pay provisions have been recognised in respect of past service of employees. This change has been applied retrospectively and comparative figures as well as opening retained earnings in respect of 2000 have been restated.

The income statements reflect earnings from continuing operations separately from proforma earnings attributable to the capital reduction in order to make comparison of results more meaningful.

Achievements against strategic objectives

½ Redeploy shareholder investments into financial services
- Capital reduction of R12,00 per share amounting to R3,5 billion completed on 4 April 2001.
- 25,8 million South African Breweries shares sold during 2001 reducing previously overweight position.
- STANLIB transaction announced – merger of asset management, unit trust, linked product and investment marketing businesses.

✓ Individual business – leverage the strong position in the upper income market
- Indexed new business sales of Liberty Personal Benefits up 18%.
- Market share of individual recurring premiums increased from 11% in 1999 to 17% in 2001.
- Market share of individual single premiums increased from 13% in 1999 to 15% in 2001.
- Successful product launches in 2001, including United Kingdom Property Bond, Global Capital Bond and freestanding dread disease products.

✓ Implement customer value management programme
- First-wave results of pilot phase delivered enhanced production.

✓ Expand Liberty Corporate Benefits' business
- New recurring business sales of Liberty Corporate Benefits up 18% to R346 million.
- 966 new funds taken on in 2001.

✓ Drive continued growth in bancassurance
- Total new business premiums up 7% to R1,7 billion.
- Bancassurance agreement renegotiated and extended to 2012.
- Stanfin to be managed by Liberty as part of STANLIB transaction.

Provide private banking services to clients
- Being developed by Standard Bank with support from Liberty.

✓ Achieve further synergies with Standard Bank
- STANLIB transaction announced – merger of asset management, unit trust, linked product and investment marketing businesses.
- Lodestone new business flows have commenced.

✓ Establish an empowerment partnership
- Simeka Financial Services launched in 2001.
- Oracle Employee Benefits sold to Simeka with effect from 1 October 2001.

✓ Leverage Liberty Ermitage for international expansion
- Liberty Ermitage assets under management increased by 10% to US$2,2 billion.
- Liberty Ermitage funds launched in South Africa with sales of R793 million.
- Infrastructure and human capital in place for growth in 2002.
- Prestigious award received by Liberty Ermitage as Runner Up – Global Investor Award for Excellence 2001.

Transfer secretaries – South Africa
Mercantile Registrars Limited, 10th Floor,
11 Diagonal Street, Johannesburg, 2001.
PO Box 1053, Johannesburg, 2000.
Telephone (011) 370-5000

Transfer secretaries – United Kingdom
Capita IRG plc, Bourne House,
34 Beckenham Road, Beckenham,
Kent BR34TU.
Telephone (0208) 639-2000



LIBERTY

These results and an overview of the Liberty group are available at www.liberty.co.za

Liberty's presentation to the Investment Analysts Society of Southern Africa will similarly be available on 6 March 2002